
ARISTA

2026
Notice &
Proxy Statement

2025
Annual Report

DEAR ARISTA NETWORKS STOCKHOLDERS:



Fiscal 2025 was another incredible year of progress and innovation for Arista, evidenced by our achievement of significant financial and operational milestones. I am so proud of the team's execution in continuing to deliver the ultimate combination of superior growth and profitability. We advanced our delivery of modern platforms enabling AI for networking and networking for AI.

Fiscal 2025 was another exceptional year full of progress for Arista. We delivered unprecedented revenue of $9.006 billion for our fiscal year 2025, an increase of 28.6% compared to fiscal year 2024. Meanwhile, we maintained a gross margin of 64.1%, the same gross margin as in fiscal year 2024. This strong performance resulted in net income for fiscal year 2025 of $3.511 billion, or $2.75 per diluted share, compared to net income of $2.852 billion, or $2.23 per diluted share, in fiscal year 2024.

Our exceptional performance is underpinned by significant innovation and development. For example:

- We unveiled the R4 series platforms for AI, data center, and routed backbone deployment, which are built to deliver high performance, low AI job completion times, low power consumption, and integrated security, while helping customers reduce total cost of ownership.
- We launched cognitive campus switches for the industrial edge, which bring the power, reliability, and operational simplicity of our Extensible Operating System ("EOS") to demanding industrial or outdoor environments.
- We collaborated with industry leaders to deliver Ethernet for Scale-Up Networks (ESUN), which was unveiled at the OCP Global Summit in October 2025.
- We acquired the VeloCloud® SD-WAN Portfolio from Broadcom, which enables customers to securely and efficiently interconnect data centers and distributed campus/branch offices while complementing Arista's existing portfolio.
- We announced AI agents to streamline network operations with the combined power of open standards like MCP and the robust data and programmability of Arista's EOS and NetDL, empowering organizations to build, manage, and secure the networks of the future.

We have much to be proud of during our more than two decades of business and will continue to approach the future with the same hunger and quest for innovation as we did since our founding. We are well positioned with strong leadership and we look forward to bringing new products and technology to market that support and meet customer needs.

I thank Arista stockholders, customers, partners and our employees for your continued support.

JAYSHREE ULLAL
Chief Executive Officer and Chairperson
Arista Networks, Inc.
April 16, 2026



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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



DATE AND TIME
Friday, May 29, 2026 at 11:00 a.m. Pacific Time



VIRTUAL MEETING
www.virtualshareholdermeeting.com/ANET2026



RECORD DATE
April 2, 2026

DEAR STOCKHOLDERS OF ARISTA NETWORKS, INC.:

The 2026 annual meeting of stockholders (the "Annual Meeting") of Arista Networks, Inc., a Delaware corporation, will be held on Friday, May 29, 2026 at 11:00 a.m. Pacific Time. The Annual Meeting will be conducted in a virtual format to provide convenience to our stockholders and enable increased stockholder participation. You will be able to attend the Annual Meeting online and submit your questions during the meeting at www.virtualshareholdermeeting.com/ANET2026. To access the virtual meeting, you will need to enter the control number included in your Notice of Internet Availability of Proxy Materials (the "Notice"), on your proxy card or on the instructions that accompanied your proxy materials.

Our board of directors has fixed the close of business on April 2, 2026 as the record date for the Annual Meeting or any postponement, adjournment or continuation thereof. Only stockholders of record at the close of business on April 2, 2026 are entitled to notice of and to vote at the Annual Meeting or any postponement, adjournment or continuation thereof. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement. If you plan on attending the Annual Meeting as a stockholder, you must follow the instructions set forth on page 13 of the accompanying proxy statement.

On or about April 16, 2026, we expect to mail to our stockholders the Notice, which provides instructions on how to access our proxy statement for the Annual Meeting and our annual report to stockholders, how to vote online or by telephone, and how to receive a paper copy of the proxy materials by mail. The accompanying proxy statement and our annual report can be accessed directly at the following Internet address: www.proxyvote.com. All you have to do is enter the control number located on your proxy card.

YOUR VOTE IS IMPORTANT. We urge you to submit your vote via the Internet, telephone or mail.

We appreciate your continued support of Arista Networks, Inc. and look forward to either greeting you virtually at the Annual Meeting or receiving your proxy.

By order of the Board of Directors,

JAYSHREE ULLAL
Chief Executive Officer and Chairperson
Santa Clara, California
April 16, 2026



TABLE OF CONTENTS

2026 PROXY STATEMENT SUMMARY

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2026 annual meeting of stockholders of Arista Networks, Inc., a Delaware corporation ("we," "us," "our," the "Company" or "Arista"), and any postponements, adjournments or continuations thereof (the "Annual Meeting"). Our principal executive offices are located at 5453 Great America Parkway, Santa Clara, California 95054. This summary highlights information contained in this proxy statement. We encourage you to read the entire proxy statement for more information prior to voting.

Annual Meeting



DATE AND TIME
Friday, May 29, 2026 at 11:00 a.m. Pacific Time



VIRTUAL MEETING
www.virtualshareholdermeeting.com/ANET2026

RECORD DATE
April 2, 2026

YOUR VOTE IS IMPORTANT. We urge you to submit your vote via the Internet, telephone or mail.

Proposals and Board Recommendations

1 **Proposal for your Vote:** Page 44
Elect three Class III directors to serve until the 2029 annual meeting of stockholders
Board Voting Recommendation:
FOR the election of Lewis Chew, Greg Lavender and Mark B. Templeton

2 **Proposal for your Vote:** Page 45
Advisory vote to approve our named executive officer compensation
Board Voting Recommendation: FOR

3 **Proposal for your Vote:** Page 46
Ratification of the appointment of Ernest & Young LLP as our independent registered public accounting firm
Board Voting Recommendation: FOR

Director Nominees

Name and Occupation	Age	Director Since	Independent	Committees
Lewis Chew, Director	63	2021	✓	Audit
Greg Lavender, Director	65	2025	✓	Audit
Mark B. Templeton, Director	73	2017	✓	Compensation

2025 Business Highlights

REVENUE	GAAP GROSS MARGIN	GAAP NET INCOME
$9B	64.1%	$3.5B







2025 Achievements

- Revenue for our fiscal year 2025 was $9.006 billion, an increase of 28.6% compared to fiscal year 2024.
- Arista unveiled the R4 series platforms for AI, data center, and routed backbone deployment, which are built to deliver high performance, low AI job completion times, low power consumption, and integrated security, while helping customers reduce total cost of ownership.
- Arista introduced innovations for massive scale campus mobility, including the Arista Virtual Ethernet Segment with Proxy ARP (Arista VESPA), which enables customers to deploy large-scale WLAN mobility domains.
- Arista's AVA (Autonomous Virtual Assistant) was extended with additional agentic AI capabilities for use cases such as multi-domain event correlation, continuous monitoring, and network troubleshooting.
- Arista launched cognitive campus switches for the industrial edge, which bring the power, reliability, and operational simplicity of our Extensible Operating System ("EOS") to demanding industrial or outdoor environments.
- Arista engaged with industry leaders to deliver Ethernet for Scale-Up Networks (ESUN), which was unveiled at the OCP Global Summit in October 2025 as an OCP workstream committed to the goal of open standards-based solutions for scale-up AI networking.
- Arista announced AI agents to streamline network operations with the combined power of open standards like MCP and the robust data and programmability of Arista's EOS and NetDL. These agents empower organizations to more efficiently build, manage, and secure modern networks.
- Arista acquired the VeloCloud® SD-WAN Portfolio from Broadcom. VeloCloud enables customers to securely and efficiently interconnect data centers and distributed campus/branch offices while complementing Arista's existing portfolio.
- Arista expanded its executive ranks when Todd Nightingale was appointed President and Chief Operating Officer, Kenneth Duda was promoted to President and Chief Technology Officer, and Tyson Lamoreaux was appointed Senior Vice President of Cloud and AI Networking.

Board of Directors Snapshot

The following tables set forth information as of April 2, 2026, for each of our directors with terms expiring at the Annual Meeting and for each of the continuing members of our board of directors:

DIRECTORS WITH TERMS EXPIRING AT THE ANNUAL MEETING/DIRECTOR NOMINEES

						BOARD COMMITTEES			
Name	Class	Age	Director Since	Current Term Expires	Expiration of Term for Which Nominated	Audit	Comp	Nom. & Gov	Independent
Lewis Chew (Director Nominee)	III	63	2021	2026	2029	CHAIR			✓
Greg Lavender (Director Nominee)	III	65	2025	2026	2029	+			✓
Mark B. Templeton (Director Nominee)	III	73	2017	2026	2029		+		✓

CONTINUING DIRECTORS

					BOARD COMMITTEES			
Name	Class	Age	Director Since	Current Term Expires	Audit	Comp	Nom. & Gov	Independent
Kelly Battles	I	59	2020	2027	+			✓
Charles Giancarlo	II	68	2013	2028		CHAIR		✓
Kenneth Duda	I	54	2023	2027				
Daniel Scheinman	II	63	2011	2028		+	CHAIR	✓
Jayshree Ullal	I	65	2008	2027				
Yvonne Wassenaar	II	57	2022	2028	+		+	✓


2
77%
INDEPENDENT
7
7/9 of our directors are independent


3
33%
FEMALE
6
3/9 of our directors are women


4
55%
<6 YR TENURE
5
5/9 of our directors have served for less than 6 years

BOARD SKILLS MATRIX

The following table summarizes the key qualifications, skills and attributes of our director nominees and the continuing members of our board of directors. A mark indicates a specific area of focus or expertise on which our board of directors particularly relies. Not having a mark does not mean the director does not possess that qualification or skill. Our directors' biographies describe each director's background and relevant experience in greater detail.

	Battles	Chew	Duda	Giancarlo	Lavender	Scheinman	Templeton	Ullal	Wassenaar
Industry Expertise Insight in the cloud and software industry to oversee our business and the risks we face.	+	+	+	+	+	+	+	+	+
Senior Leadership Experience in senior leadership positions to analyze, advise and oversee management in decision making, operations and policies.	+	+	+	+	+	+	+	+	+
Financial Knowledge and Expertise Knowledge of financial markets, financing and accounting and financial reporting processes.	+	+		+	+	+	+	+	+
Backgrounds and Experiences Backgrounds and experiences that provide unique perspectives and enhance decision-making.	+	+			+			+	
Cybersecurity/Information Security Expertise to oversee cybersecurity, privacy, and information security management.		+	+	+	+				+
Sales, Marketing and Brand Management Sales, marketing and brand management experience to provide expertise and guidance to grow sales and enhance our brand.				+	+		+	+	+
Global/International Experience and Knowledge Experience and knowledge of global operations, business conditions and culture to advise and oversee our global business.	+	+		+	+	+	+	+	+
Governance, Risk Oversight and Compliance Experience in public company corporate governance, risk oversight and management, compliance, policy and creating long term sustainable value.	+	+		+	+	+	+	+	+
Emerging Technologies and Business Models Experience identifying and developing emerging technologies and business models to advise, analyze and strategize regarding emerging technologies, business models and potential acquisitions disrupting our industry, business and company.	+	+	+	+	+	+	+	+	+
Human Capital Management Experience attracting and retaining top talent to advise and oversee our people and compensation policies.	+	+	+	+	+	+	+	+	+
Public Company Board Experience Experience to understand the dynamics and operation of a public company and the applicable legal and regulatory landscape and risks.	+	+	+	+	+	+	+	+	+
Corporate Responsibility Experience Experience addressing governance, environmental and social issues, including climate risk.	+			+	+	+	+	+	+

Our Commitment to Corporate Responsibility

Arista is committed to continued transparency, proactive engagement and consistent communication of our corporate responsibility strategies and programs. Our core competency remains designing, manufacturing and delivering leading software-driven cloud networking solutions. However, Arista is also dedicated to delivering a superior customer experience, increasing stockholder value, serving our communities and creating a workplace where talent is rewarded and can thrive. To maximize our efforts, we continue to focus our corporate programs on key material aspects related to good governance, environmental stewardship, supply chain management, and social responsibility.



Governance

Arista is committed to achieving excellence in our governance practices and to maintaining a strong foundation for our long-term success. We emphasize a culture of accountability and conduct our business in a manner that is fair, ethical, and responsible to earn the trust of our stakeholders, including customers, employees, investors, partners, and regulators.

We are committed to sound corporate governance principles that we believe serve the best interest of all our stockholders and to maintaining the highest level of professional and ethical standards in the conduct of our business around the world. Our board of directors and senior leadership team recognize the continued importance of striving to meet all our responsibilities. We believe our reputation for integrity and fair dealing is an important component of our success and the personal satisfaction of our employees. We are also dedicated to driving additional progress in initiatives to enhance sustainability, employee engagement and transparency through continuous improvement.

The core values of Arista reflect what is truly important to us as an organization. Arista was founded on the principle of doing things the “Arista Way,” which is to drive for customer success in every aspect of what we do. We build and deliver innovative, high-quality products and services through commitment, innovation and uncompromising focus on customer needs. This includes a commitment to designing, manufacturing and delivering leading software-driven cloud networking solutions in an environmentally and socially responsible manner and our corporate governance practices, such as those listed below, are meant to further our pursuit of the “Arista Way.”

Board Oversight

- Oversees the Company’s strategy, annual business plans, Enterprise Risk Management framework, cybersecurity and culture, values and conduct
- Regularly reviews succession plans for our Chief Executive Officer ("CEO") and other key executives
- Oversees Company initiatives in areas such as supply chain and human capital management

Independent Board

- Executive sessions of independent directors at each regularly scheduled board meeting
- Strong Lead Independent Director facilitates independent board oversight of management and has expansive duties including setting agendas for the board meetings

Annual Evaluations

- Annual board of directors and committee self-assessments enhance performance
- Encompasses board and committee structure and composition, culture, process and relationship with management
- Supplemented by continuing director education

Stockholder Engagement

- Active, year-round stockholder engagement process where we meet with our stockholders and other key stakeholders
- Host Investor Day
- Present at investor conferences
- In 2025 and into 2026, we engaged with stockholders representing approximately 45% of outstanding shares

Corporate Governance Policies

- Stock Ownership Guidelines for directors, CEO, Chief Financial Officer ("CFO") and Presidents
- Clawback Policy for executive officers
- Proxy access for director nominees (available to eligible stockholders who have for at least 3 years maintained continuous ownership of at least 3% of our common stock) to not exceed the greater of 2 or 20% of directors in office
- Robust Corporate Governance Guidelines
- Insider Trading Policy prohibits, among other things, hedging and pledging

Arista has robust and comprehensive policies and procedures in place that support honest business conduct and solid business ethics. The full text of several of these policies, including our Code of Ethics and Business Conduct, Corporate Governance Guidelines, and Whistleblower Policy are available in the Governance section of our website at https://investors.arista.com.

Code of Ethics and Business Conduct

Our Code of Ethics and Business Conduct emphasizes the importance of honest business conduct and solid business ethics. Our Code of Ethics and Business Conduct applies to all personnel employed by or engaged to provide services to Arista including, but not limited to, our employees, officers and directors, including our CEO, CFO, and other executive and senior financial officers. Arista provides periodic training on our Code of Ethics and Business Conduct. Our Code of Ethics and Business Conduct addresses, among other things, conflicts of interest, business practices, compliance with laws and regulations, and interacting fairly and respectfully with each other, our customers, partners, suppliers and host communities.

Anti-Corruption Policy

We are committed to complying with applicable international and domestic anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and applicable local laws. Our Anti-Corruption Compliance Policy & Guidelines outline the parameters of what is acceptable and what is not acceptable from an anti-corruption perspective. We have established procedures for conducting due diligence on our partners, manufacturers, suppliers, logistics providers and other third parties that may interact with foreign officials on our behalf.

Whistleblower Policy

Our Whistleblower Policy further supports our governance goals by encouraging transparency, facilitating confidentiality, and providing multiple avenues for employees and non-employees to submit concerns about accounting, auditing or other matters.

Artificial Intelligence Policy	We have an internal Artificial Intelligence ("AI") Policy that establishes the basic principles for the responsible, secure, and ethical development, deployment, and use of artificial intelligence technologies within Arista. Our AI Policy acknowledges that a formal AI governance structure and risk management program are required to ensure consistent oversight and control of AI, and establishes a cross-functional executive AI governance committee.
Risk Management	Our internal risk management teams oversee compliance with applicable laws and regulations and coordinate with subject matter experts throughout our business to identify, monitor and mitigate risk including information security risk management and cybersecurity programs. Arista performs an enterprise risk assessment that is reviewed by the Audit Committee on an annual basis and monitored on a quarterly basis by the Audit Committee. The enterprise risk assessment is an assessment of key risks, including cybersecurity, data privacy, supply chain, human capital, and other risks.

STOCKHOLDER OUTREACH

We regularly evaluate our corporate governance practices against prevailing best practices and emerging and evolving topics identified through stockholder outreach, current literature and corporate governance organizations. We are receptive and responsive to the perspectives of our stockholders as expressed through their engagement with us. As we have in previous years, we again engaged in meaningful, robust and proactive stockholder outreach throughout 2025 and into 2026, with participation by several of our independent directors, including our Lead Independent Director and the Chair of our Compensation Committee, senior leadership, and investor relations team.

PROACTIVELY CONTACTED
stockholders representing over
40%
of outstanding shares*

ENGAGED WITH
stockholders representing approximately
45%
of outstanding shares*

HELD OVER
100
engagement meetings

* Only includes outreach to and engagement with institutional stockholders. The number of outstanding shares held by any particular stockholder was determined as of December 31, 2025 or, as needed, the latest date available to us. The number of our outstanding shares was determined as of December 31, 2025.

These discussions covered a wide variety of topics, including executive compensation, corporate governance, and sustainability. We take our stockholders' feedback on all matters, including executive compensation, seriously, as discussed further in the section entitled "Board of Directors & Corporate Governance — Stockholder Outreach." Furthermore, we are committed to meaningful outreach and engagement with our stockholders again in the coming year.

In particular, we understand the importance of stockholder input on our executive compensation, particularly in light of our say-on-pay vote in 2025. As discussed in detail in the section entitled, "Board of Directors & Corporate Governance — Stockholder Outreach — Response to 2025 Say-On-Pay," members of our board of directors, including the Chair of the Compensation Committee, senior leadership and the investor relations team reached out to our stockholders for input specifically about our executive compensation program. During this focused outreach, we obtained feedback from 18 stockholders, collectively representing over 30% of our shares outstanding, including 10 of our top 25 institutional stockholders. Our Compensation Committee took the feedback from our stockholders seriously when considering the design of our executive compensation programs.

EXECUTIVE COMPENSATION HIGHLIGHTS

We are committed to aligning executive compensation incentives with the best interests of Arista and our stockholders. Therefore, a significant portion of the direct compensation opportunity for Named Executive Officers ("NEOs") is variable and "at-risk" because it is contingent on the achievement of defined performance goals. Furthermore, the equity vesting structure for our NEOs requires long service periods before equity awards vest in full, incentivizing retention and a long-term perspective. As discussed further in the section entitled "Executive Compensation," we believe that our executive compensation program is designed to align executive compensation with performance and promote retention.

As part of designing an effective executive compensation program, we have adopted many compensation-related best practices. The following compensation governance standards in our executive compensation policies and practices are currently in effect:

What We Do

- **Annual Review.** We perform annual reviews of our executive compensation program.
- **Performance-Based Equity.** In 2025, we continued to use performance-based equity as a significant part of our compensation program for our NEOs.
- **Independence.** Our Compensation Committee is made up solely of independent directors and makes all executive compensation decisions.
- **Compensation Consultant.** Our Compensation Committee engages its own independent compensation consultant to assist with its compensation reviews.
- **Stock Ownership Guidelines.** To align the long-term interests of our CEO, CFO, and Presidents with those of our stockholders, these executives are required to own specified minimum levels of Company stock.
- **Clawback Policy.** We may seek the recovery of cash incentive compensation and performance-based equity compensation paid to our executive officers.
- **Robust Stockholder Engagement.** We engaged in an active, year-round stockholder engagement process where we meet with our stockholders and other key stakeholders to discuss, among other topics, our executive compensation programs.
- **Annual Advisory Say-On-Pay.** We solicit an advisory vote on executive compensation on an annual basis.

What We Do Not Do

- **No Executive-Only Retirement Programs.** We do not offer pension arrangements, retirement plans, or nonqualified deferred compensation plans or arrangements to our executive officers, other than the plans generally available to all employees.
- **No Excise Tax Gross-Ups.** We do not offer golden parachute tax gross-ups to any of our NEOs or other executive officers.
- **No "Single-Trigger" Benefits and Limited "Double-Trigger" Benefits.** Potential change in control payments and benefits are limited in nature and are received only in connection with the termination of employment without cause or for good reason in connection with or following a change in control.
- **No Equity Award Repricing or Exchange.** Awards under our 2014 Equity Incentive Plan (the "2014 Plan") may not be repriced or exchanged without stockholder approval.
- **No Dividends or Distributions.** No dividends or distributions are paid with respect to the unvested portion of awards under our 2014 Plan.

Environment

Arista is dedicated to responsible environmental practices that include climate change resilience, conservation of natural resources, pollution prevention and reduction of waste. We foster environmental awareness in our employees and partners, engaging them to reduce their footprint and waste, while collaborating to innovate powerfully efficient sustainable data technology solutions.

Arista's Environmental Policy, ethos, and culture of efficiency and innovation continue to drive our passionate and pragmatic approach to environmental sustainability. Through our Environmental Management System, Arista implements our objectives for achieving pollution prevention, environmental protection and monitoring, environmental sustainability, greenhouse gas ("GHG") emissions and climate risk management, and ongoing proactive monitoring and continuous improvement in the environmental performance of our operations.




SCIENCE
BASED
TARGETS
DRIVING AMBITIOUS CORPORATE CLIMATE ACTION



In 2025, Arista's Science-Based Targets were validated and approved by the Science Based Targets Initiative ("SBTi"), and Arista is now implementing these targets in earnest, with great dedication, with an expanded team to support greater net zero supplier and customer engagement. We continue to lead in transparency, disclosing the results of our third-party verified, comprehensive inventory of Scope 1, 2, and 3 GHG emissions. 2025 was a year of integration and internal capacity building to enhance cross-functional alignment to better serve our customer needs in the age of AI datacenter energy challenges and ever-increasing global resource constraints through further innovations in product energy and resource efficiency. We also convened a cross-functional team to complete an updated climate risk assessment to support enhanced readiness for potential transitional, market and physical risks.

Each new generation of our products demonstrates improved network capacity and energy efficiency for high performance data center installations. This evolution supports reductions in GHG emissions intensity and power consumption for our customers to advance their sustainability goals. In addition, Arista's new products continue to use power supplies that are rated 80-Plus Platinum or better, which helps reduce the total product power consumption and heat generated from the power supplies.


Arista Product Power Consumption by Generation
Watts Per 100G Bandwith
0
10
20
30
40
50
60
50
36.7
19.4
6
2.7
2
1.25
Gen 1
Gen 2
Gen 3
Gen 4
Gen 5
Gen 6
Gen 7



We are committed to integrating sustainability in every aspect of our products' life cycles across the value chain, from the materials and components that make up our products, to the end of life of the product, while meeting Arista customers' requirements and supporting their sustainability aspirations. For example, our certified recycling partners ensure environmentally responsible disposal in compliance with ISO 14001 standards. We continue to implement Design for Environment principles in our development process with the goal of minimizing the overall adverse environmental impact of our products. Specifically, Arista focuses on reducing material diversity and weight, selecting more environmentally friendly materials, designing for ease of disassembly and recycling, energy efficiency, longevity, upgradeability, and efficient and sustainable packaging.



Social Responsibility

Providing an amazing customer and product experience and technological leadership all starts with a great team. We are focused on growing our team of employees and prioritize providing resources that enrich their professional development and personal total wellness. We believe that our ongoing success depends upon a skilled, satisfied, and valued workforce.

As such, Arista provides opportunities for our employees to gain necessary and desired skills and knowledge as well as upskill via a library of on-demand classes, webinars and in-person training.



Arista's employees participate in incentive stock and bonus plans that support our organizational philosophy of allowing employees to share in our performance and success. Our executive compensation program is designed to attract, retain, and reward performance and align incentives with achievement of Arista's strategic plan and both short- and long-term operating objectives. In accordance with our compensation philosophy established by the Compensation Committee and the board of directors, we believe our executive pay is well aligned with performance, creating a positive relationship between our operational performance and stockholder returns.

Arista is all about respect, integrity, innovation, passion, pride, and trust. We conduct employee engagement surveys globally on an annual basis to gather information and feedback from our team members. We use a holistic organization-wide approach to respond to the results of the surveys, analyzing the data for potential actions and positive change that can be taken in the areas of leadership, communication, culture, inclusion, professional development and other areas. Beyond the workplace, the health and wellbeing of our colleagues is among our top priorities and in recognition of this, Arista offers ongoing wellness webinars and quarterly wellness weeks focused on mental, physical and financial health, social activity and professional development.

We strive to build an inclusive culture that encourages, supports and celebrates the voices of all our employees. It fuels our innovation and connects us closer to the customers and communities we serve. We believe that the voices of our employees are the ultimate barometer in evaluating our success. In 2025, Arista was extremely honored and humbled to receive a record number of external recognitions primarily based on enthusiastic employee feedback. These recognitions include:


Comparably
Best Company
LEADERSHIP
2025


Comparably
Best Company
HAPPINESS
2025


Comparably
Best Company
CULTURE
2025


WE ARE FEATURED IN THE
TOP 250
WORLD'S MOST SUSTAINABLE COMPANIES

We are committed to developing a qualified and motivated workforce to power our continued evolution. The health and safety of our employees is among our top priorities. Our policy is to maintain our facilities and run our business operations in a manner that does not jeopardize the occupational health and safety of our employees. We provide necessary and legally required training to employees on safety standards and protocols. Our Global Facilities team continues to proactively work to reduce and eliminate potential risks and ensures compliance with local laws and regulations. To evaluate performance, we regularly measure and monitor workplace safety and implement continuous improvements.





We are aware of how our presence and partnership can positively impact others. Therefore, we are consciously and continuously working to systemically create positive change in our communities by partnering with impactful nonprofits through fundraising and sponsorship activities as well as volunteer events. The Arista Foundation's giving priorities are aligned with the United Nations' Sustainable Development Goals and are generally focused on education, hunger, environmental sustainability, and disaster relief. In 2025, we are proud to have:

- Continued our partnership and support of Arizona State University, including their Technical Upskilling program, providing workforce readiness training and technical certification opportunities.
- Rapidly hosted an employee fundraiser with matching Arista Foundation support to provide aid for those impacted by the fires in Southern California and the floods in Punjab, India.
- Planted trees globally through partnerships with a number of nonprofits.
- Provided over a million meals to people in need through a combination of employee donations and matching Arista Foundation funds as part of our annual Global Giving Drive through our partners, Second Harvest of Silicon Valley, Feeding America, New Hampshire Food Bank, Central Texas Food Bank, Greater Vancouver Food Bank, and Foodbank Australia.

Through strategic nonprofit partnerships, pro bono work, volunteerism and philanthropy, our corporate responsibility efforts are focused on contributing to the creation of a better world. Going forward, Arista will continue to partner with nonprofit organizations that work to increase the number of individuals having access to education, decrease the number of individuals facing economic barriers and support the communities in which we operate and our employees work and live.



Supply Chain

We engage proactively with external stakeholders because manufacturing our products creates environmental and social impacts that extend far beyond the walls of Arista.

We engage responsibly and proactively with suppliers throughout our global supply chain to conserve resources, save costs, and ensure ethical practices and sustainable sourcing. Our Supply Chain Sustainability Expectations Policy defines explicit requirements designed to reflect industry-leading practices. As a proud member of the Responsible Business Alliance ("RBA"), which strives to develop a global supply chain that consistently operates with social, environmental and economic responsibility, we work to embed RBA practices in our operations.

In accordance with the commitments in our Human Rights Policy, Arista takes measures to continuously ensure the absence of slavery, human trafficking and forced labor in our supply chain and therefore, ensure compliance with the California Transparency in Supply Chains Act, Australian Modern Slavery Act and the UK Modern Slavery Act. We perform supplier risk assessments and encourage our suppliers to adhere to the RBA Code of Conduct, which outlines comprehensive standards across labor practices, health and safety, environmental stewardship, business ethics, and management systems. Furthermore, we continue to be a member of the Responsible Minerals Initiative and have management systems in place to ensure that the components of our products are sourced responsibly.

Arista's website contains more information on our corporate responsibility programs. We routinely engage with our stockholders to better understand their views, carefully considering the feedback we receive and acting when appropriate. For more information, please visit our corporate website: arista.com.


Branch 2
Branch 3



QUESTIONS AND ANSWERS

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

Q How do I vote?

A If you are a stockholder of record, you can vote in one of the following ways:

- by Internet at http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on May 28, 2026 (have your proxy card in hand when you visit the website);
- by toll-free telephone at 1-800-690-6903 until 11:59 p.m. Eastern Time on May 28, 2026 (have your proxy card in hand when you call);
- by signing, dating, and returning your proxy card (if you received printed proxy materials); or
- by attending and voting at the Annual Meeting at www.virtualshareholdermeeting.com/ANET2026. To attend and participate in the Annual Meeting, you will need the control number included in your Notice of Internet Availability of Proxy Materials (the "Notice"), on your proxy card or on the instructions that accompanied your proxy materials.

If you are a street name stockholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to instruct your broker, bank or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning an instruction card, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank or other nominee. If you are a street name stockholder, you may not vote your shares at the Annual Meeting unless you obtain a legal proxy from your broker, bank or other nominee.

Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted.

Q Can I change my vote?

A Yes. Subject to the voting deadlines noted above, if you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;
- returning a later-dated proxy card;
- notifying the Secretary of Arista Networks, Inc., in writing, at Arista Networks, Inc., 5453 Great America Parkway, Santa Clara, California 95054; or
- attending and voting at the Annual Meeting at www.virtualshareholdermeeting.com/ANET2026.

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.

Q Who is entitled to vote?

A Holders of our common stock as of the close of business on April 2, 2026, the record date, may vote at the Annual Meeting. As of the record date, there were 1,259,169,438 shares of our common stock outstanding. In deciding all matters at the Annual Meeting, each stockholder will be entitled to one vote for each share of our common stock held by them on the record date. We do not have cumulative voting rights for the election of directors.

Stockholders of Record. If shares of our common stock are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote on your own behalf at the Annual Meeting.

Street Name Stockholders. If shares of our common stock are held on your behalf in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. Throughout this proxy, we refer to stockholders who hold their shares through a broker, bank or other nominee as "street name stockholders."

Q What is a quorum?

A A quorum is the minimum number of shares required to be present at the Annual Meeting for the Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence (including by proxy) of a majority of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withhold votes and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

Q Do I have to do anything in advance if I plan to attend the Annual Meeting?

A The Annual Meeting will be a completely virtual meeting, which will be conducted via a live webcast. You are entitled to participate in the Annual Meeting only if you were a stockholder of record as of the close of business on April 2, 2026 or if you hold a valid proxy for the Annual Meeting.

You will be able to attend the Annual Meeting online and submit your questions during the meeting at www.virtualshareholdermeeting.com/ANET2026. To access the virtual meeting, you will need to enter the control number included in the Notice, on your proxy card or on the instructions that accompanied your proxy materials.

We encourage you to access the meeting prior to the start time. Online check-in will begin at 10:45 a.m. Pacific Time, and you should allow ample time for the check-in procedures.

Q How do I ask questions during the Annual Meeting?

A You will be able to attend the Annual Meeting online and submit your questions during the meeting at www.virtualshareholdermeeting.com/ANET2026. To access the virtual meeting, you will need to enter the control number included in the Notice, on your proxy card or on the instructions that accompanied your proxy materials.

Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints. Questions regarding personal matters are not pertinent to meeting matters and, therefore, will not be answered. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

Q How can I get help if I have trouble checking in or listening to the meeting online?

A If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log-in page.

Q What is the effect of giving a proxy?

A Proxies are solicited by and on behalf of our board of directors. Jayshree Ullal, Chantelle Breithaupt and Sean Christofferson have been designated as proxies by our board of directors. When a proxy is properly dated, signed and returned, the shares represented by such proxy will be voted at the Annual Meeting in accordance with the instructions of the stockholder contained on such proxy. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares.

Q Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

A In accordance with the rules of the Securities and Exchange Commission ("SEC"), we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 16, 2026, to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact of our annual meetings of stockholders.

Q How are proxies solicited for the Annual Meeting?

A Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. Copies of solicitation materials will also be made available upon request to brokers, banks and other nominees to forward to the beneficial owners of the shares held of record by such brokers, banks or other nominees. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communication, or other means by our directors, officers and employees.

No additional compensation will be paid to these individuals for any such services, although we may reimburse such individuals for their reasonable out-of-pocket expenses in connection with such solicitation. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker or other nominee holds shares of our common stock on your behalf.

Q How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

A Brokerage firms and other intermediaries holding shares of our common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Ernst & Young LLP. Absent direction from you, your broker will not have discretion to vote on the election of directors or on the approval, on an advisory basis, of executive compensation of our named executive officers, which are "non-routine" matters.

Q Where can I find the voting results of the Annual Meeting?

A We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to this Current Report on Form 8-K as soon as they become available.

Q How many votes are needed for approval of each proposal?

A *Proposal One*: The election of directors requires a plurality of the voting power of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. "Plurality" means that the nominees who receive the largest number of votes cast "FOR" such nominees are elected as directors. As a result, any shares not voted "FOR" a particular nominee, whether as a result of stockholder abstention or a broker non-vote (in other words, where a broker has not received voting instructions from the beneficial owner and for which the broker does not have discretionary power to vote on a particular matter), will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "FOR" or "WITHHOLD" on each of the nominees for election as a director.

Proposal Two: The approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter to be approved. You may vote “FOR,” “AGAINST,” or “ABSTAIN” with respect to this proposal. Abstentions are considered shares present and entitled to vote on the subject matter, and thus, will have the same effect as a vote “AGAINST” this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Proposal Three: The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026 requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter to be approved. You may vote “FOR,” “AGAINST,” or “ABSTAIN” with respect to this proposal. Abstentions are considered shares present and entitled to vote on the subject matter, and thus, will have the same effect as a vote “AGAINST” this proposal. Broker non-votes will have no effect on the outcome of this proposal.

BOARD OF DIRECTORS & CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors. Our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. Our board of directors is committed to good corporate governance practices. These practices provide an important framework within which our board of directors and management can pursue our strategic objectives for the benefit of our stockholders. Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. The full text of our Corporate Governance Guidelines is available in the Governance section of our website at http://investors.arista.com. We believe that good governance leads to high board effectiveness, promotes the long-term interests of our stockholders, strengthens the accountability of the board of directors and management, and improves our standing as a trusted member of the communities we serve.

BOARD EFFECTIVENESS

WORKING DYNAMICS

- **Candid discussions**
- **Open access to management and information**
- **Established processes for director feedback**
- **Regular non-executive directors' meetings**

BOARD OF DIRECTORS STRUCTURE

- **Strong lead independent director**
- **3 standing committees**

GOVERNANCE PRACTICES

- **Oversight of CEO/management performance**
- **Board/management succession planning**
- **Code of Ethics and Business Conduct for our directors and employees**
- **Stock ownership requirements for our directors, CEO, CFO and Presidents**
- **Clawback policy for our executives**
- **Robust Corporate Governance Guidelines**
- **Proxy access for director nominees (available to eligible stockholders who have for at least 3 years maintained continuous ownership of at least 3% of our common stock) to not exceed the greater of 2 or 20% of directors in office**

BOARD OF DIRECTORS COMPOSITION

- **Broad range of skills and experiences**
- **7/9 directors are independent**
- **Our Chairperson and Chief Technology Officer are the only non-independent directors**
- **3/9 directors are women**
- **2/9 directors are from underrepresented communities**

Board Composition

Set forth below is biographical information for the nominees and for each of the continuing members of our board of directors. This includes information regarding each director's experience, qualifications, attributes or skills that led our board of directors to recommend them for board service.

NOMINEES FOR DIRECTOR



Lewis Chew

Independent Director

Age: 63

Director Since: 2021

Committee(s):
Audit *(Chair)*

Other Current Public Company Boards:

- Cadence Design Systems, Inc.
- Intuitive Surgical, Inc.

Experience

Mr. Chew has served as a member of our board of directors since July 2021. From June 2012 to October 2021, Mr. Chew served as executive vice president and chief financial officer of Dolby Laboratories, Inc., an audio, voice and imaging technology company. From April 2001 to September 2011, Mr. Chew served as senior vice president and chief financial officer of National Semiconductor Corporation, a designer and manufacturer of semiconductor components. Prior to joining National Semiconductor Corporation, Mr. Chew was a partner at KPMG LLP, an accounting firm. Since March 2020, Mr. Chew has served on the board of directors of Cadence Design Systems, Inc., a multinational computational software company, where he is chair of the audit committee, and since April 2024, Mr. Chew has served as a member of the board of directors and chair of the audit committee of Intuitive Surgical, Inc., a leading surgical robotics company. From September 2009 to April 2019, Mr. Chew served as a director of PG&E Corporation, an energy-based holding company, where he served as chair of both the public policy committee and the audit committee. Mr. Chew holds a B.S. in Accounting from the Leavey School of Business at Santa Clara University.

Qualifications

We believe Mr. Chew possesses specific attributes that qualify him to serve as a member of our board of directors. Mr. Chew brings extensive experience in financial reporting, audit and operations as a partner at KPMG LLP and senior executive officer at technology companies like Dolby Laboratories, Inc. In addition, Mr. Chew has valuable financial and audit oversight experience as a board and audit committee member of companies in the technology industry like Cadence Design Systems, Inc. and Intuitive Surgical, Inc.

Key Skills Added to the Board:


Industry Expertise


Senior Leadership


Financial Knowledge and Expertise


Backgrounds/ Experiences


Cybersecurity/ Information Security


Sales, Marketing and Brand Management


Global/ International Experience and Knowledge


Governance, Risk Oversight and Compliance


Emerging Technologies and Business Models


Human Capital Management


Public Company Board Experience



Greg Lavender

Independent Director

Age: 65

Director Since: 2025

Committee(s):
Audit

Other Current Public Company Boards:

- Nutanix, Inc.

Experience

Dr. Lavender has served as a member of our board of directors since March 2025. Dr. Lavender is the co-founder and has served as Chief Technology Officer of Confidential Core AI, Inc., a company that addresses data security and agentic safety challenges with AI technology, since August 2025. Dr. Lavender served as the Chief Technology Officer for Intel Corporation, a semiconductor manufacturing company from November 2023 to June 2025. Prior to becoming the Chief Technology Officer at Intel Corporation, Dr. Lavender was the Corporate Chief Technology Officer and Senior Vice President / General Manager of the Software and Advanced Technology Group of Intel Corporation from June 2021 to November 2023. From January 2018 to June 2021, Dr. Lavender, held senior positions, including Senior Vice President and Chief Technology Officer, at VMware, a software development company. Prior to VMware, Dr. Lavender held leadership positions at Citigroup, Cisco Systems and Sun Microsystems. Since September 2025, Dr. Lavender has served on the board of directors of Nutanix, Inc., a hybrid multi-cloud virtual software company. Dr. Lavender also serves as Visiting Industry Fellow in Computer Science at Cambridge University. Before Dr. Lavender's career in tech began, he was on the faculty of the University of Texas at Austin for 14 years, including three years as Associate Chairman for Academics. Dr. Lavender holds a B.S. in computer science (applied mathematics) from the University of Georgia, and an M.S. in computer science (software engineering) and a Ph.D. in computer science (networking and distributed systems) from Virginia Tech.

Qualifications

We believe Dr. Lavender possesses specific attributes that qualify him to serve as a member of our board of directors. Dr. Lavender brings extensive technological and leadership experience as the former Chief Technology Officer of Intel Corporation and from prior senior leadership roles in technology and finance.

Key Skills Added to the Board:


Industry Expertise


Senior Leadership


Financial Knowledge and Expertise


Backgrounds/ Experiences


Cybersecurity/ Information Security


Sales, Marketing and Brand Management


Global/ International Experience and Knowledge


Governance, Risk Oversight and Compliance


Emerging Technologies and Business Models


Human Capital Management


Public Company Board Experience


CR Experience



Mark B. Templeton

Independent Director

Age: 73

Director Since: 2017

Committee(s):
Compensation

Other Current Public Company Boards:

- Nutanix, Inc.

Experience

Mr. Templeton has served as a member of our board of directors since June 2017. Mr. Templeton served as the chief executive officer and a member of the board of directors of DigitalOcean, Inc., a cloud computing company from June 2018 to August 2019. Previously, he served as the president and chief executive officer and a member of the board of directors of Citrix Systems, Inc., a global provider of virtualization, mobility management, networking and software as service solutions, from January 1998 until his retirement in October 2015. Since July 2023, Mr. Templeton has served on the board of directors of Nutanix, Inc., a hybrid multi-cloud virtual software company. Mr. Templeton served on the board of directors of Health Catalyst, Inc., a provider of data and analytics technology and services to healthcare organizations, from July 2020 to March 2024. Mr. Templeton served on the board of directors of Equifax, Inc., a consumer credit reporting agency, from February 2008 to November 2018 and Keysight Technologies, Inc., an electronics test and measurement equipment company, from November 2015 to July 2018. Mr. Templeton holds a B.A. in product design from North Carolina State University and an M.B.A. from the Darden School of Business at the University of Virginia.

Qualifications

We believe Mr. Templeton possesses specific attributes that qualify him to serve as a member of our board of directors. Mr. Templeton brings extensive leadership, operations and industry experience from his roles as chief executive officer of DigitalOcean, Inc. and Citrix Systems, Inc., among other leadership positions. In addition, Mr. Templeton has valuable oversight experience at a variety of public companies in the technology industry.

Key Skills Added to the Board:


Industry Expertise


Senior Leadership


Financial Knowledge and Expertise


Sales, Marketing and Brand Management


Global/ International Experience and Knowledge


Governance, Risk Oversight and Compliance


Emerging Technologies and Business Models


Human Capital Management


Public Company Board Experience


CR Experience

CONTINUING DIRECTORS



Age: 59

Director Since: 2020

Committee(s):
Audit

Other Current Public Company Boards:

- ThredUp Inc.

Kelly Battles Independent Director

Experience
Ms. Battles has served as a member of our board of directors since July 2020. Ms. Battles has over 30 years of finance, strategy and operational leadership experience. From July 2020 to January 2022, Ms. Battles served as chief financial officer of Alpha Medical Group, a telemedicine provider, where she has also served as a member of the board of directors since January 2022. From November 2016 to March 2020, Ms. Battles served as chief financial officer of Quora, Inc., a knowledge platform. Ms. Battles also previously served as chief financial officer of Bracket Computing, a cloud computing company, and Host Analytics, Inc., a cloud-based enterprise performance management solutions company. She served as vice president of finance of IronPort Systems, an email and web security company (since acquired by Cisco Systems, Inc.), director of strategy and corporate development group of Hewlett-Packard Company, an information technology company, and as an associate at both McKinsey and Company and JPMorgan Chase and Company earlier in her career. Since December 2025, Ms. Battles has served as a member of the board of directors and chair of the audit committee of ThredUp Inc., an online consignment and thrift store. Ms. Battles also currently serves as an independent board member and audit committee chair of Genesys Cloud Services, Inc., a software company, and Qumulo, Inc., an enterprise-grade unstructured data platform company. Ms. Battles holds a B.S.E. in Operations Research / Systems Management from Princeton University and an M.B.A. from Harvard University.

Qualifications
We believe Ms. Battles possesses specific attributes that qualify her to serve as a member of our board of directors. Ms. Battles brings extensive experience leading financial reporting, audit and operations from her roles as a chief financial officer and finance leader for a number of companies, including Alpha Medical Group, Quora and Bracket Computing. She also has valuable experience as a board member of companies in the technology industry like ThredUp Inc. and Genesys Cloud Services, Inc.



Age: 54

Director Since: 2023

Committee(s):
N/A

Kenneth Duda Director

Experience
Mr. Duda is one of our founders and has served in various roles with us from 2004 to present. Mr. Duda has served as a member of our board of directors since December 2023. Since September 2025, Mr. Duda has served as our President. Since September 2011, Mr. Duda has served as our Chief Technology Officer and Senior Vice President of Software Engineering. From April 1999 to October 2004, Mr. Duda served as chief technology officer of There, Inc., a virtual worlds company. From September 1996 to April 1999, Mr. Duda was leading the software development of the switch kernel for the Gigabit System Business Unit with Cisco Systems, Inc. Mr. Duda holds a B.S. and an M.S. in Computer Science and Electrical Engineering from the Massachusetts Institute of Technology and a Ph.D. in Computer Science from Stanford University.

Qualifications
We believe Mr. Duda possesses specific attributes that qualify him to serve as a member of our board of directors. Mr. Duda brings unparalleled insights as one of our founders, our President and Chief Technology Officer, and as a technological leader and innovator. He has extensive experience in the networking industry and unique operational insight and expertise that he has accumulated as one of our founders and as our President and Chief Technology Officer.



Age: 68

Director Since: 2013

Committee(s):
Compensation *(Chair)*

Other Current Public Company Boards:

- Pure Storage, Inc.
- Zscaler, Inc.

Charles Giancarlo Independent Director

Experience
Mr. Giancarlo has served as a member of our board of directors since April 2013.
Mr. Giancarlo has been chief executive officer and a member of the board of directors of Pure Storage, Inc., a data storage solutions company, since August 2017, and Chairman of the board of directors of Pure Storage, Inc. since September 2018. From January 2008 to October 2015, Mr. Giancarlo served as a managing director of Silver Lake Partners, a private investment firm and served as a senior advisor to the firm until 2015. From May 1993 to December 2007, Mr. Giancarlo served in various positions with Cisco Systems, Inc., most recently as executive vice president and chief development officer. Mr. Giancarlo has also served on the board of directors of Zscaler, Inc., a cloud-based information security company, since November 2016. He previously served as a director of Accenture plc, from November 2008 to February 2019.
Mr. Giancarlo holds a B.S. in Electrical Engineering from Brown University, an M.S. in Electrical Engineering from the University of California at Berkeley and an M.B.A. from Harvard University.

Qualifications
We believe Mr. Giancarlo possesses specific attributes that qualify him to serve as a member of our board of directors. He has extensive experience as a venture capital investor from his time with Silver Lake Partners. He also has unparalleled industry insight due to his role at Pure Storage, Inc. Beyond those qualifications, Mr. Giancarlo brings business leadership, management, operations and oversight experience from his executive and board roles at companies in the technology industry.



Age: 63

Director Since: 2011

Committee(s):
Compensation
Nominating and Corporate Governance *(Chair)*
Lead independent director

Other Current Public Company Boards:

- Zoom Video Communications, Inc.
- SentinelOne, Inc.

Daniel Scheinman Independent Director

Experience
Mr. Scheinman has served as a member of our board of directors since October 2011. Since April 2011, Mr. Scheinman has been an angel investor. From January 1997 to April 2011, Mr. Scheinman served in various capacities with Cisco Systems, Inc., most recently as senior vice president, Cisco Media Solutions Group. Mr. Scheinman has served as a member of the board of directors of Zoom Video Communications, Inc., a cloud-based video communications company, since October 2011, where he is lead director, chair of the audit committee and a member of the compensation committee and SentinelOne, Inc., an autonomous AI endpoint security platform since September 2015, where he is lead independent director, chair of the nominating and corporate governance committee and a member of the compensation committee. He also currently serves on the board of directors of several private companies. Mr. Scheinman holds a B.A. in Politics from Brandeis University and a J.D. from the Duke University School of Law.

Qualifications
We believe Mr. Scheinman possesses specific attributes that qualify him to serve as a member of our board of directors. He has extensive experience in investments and in the legal and technology industries from his time practicing law and with Cisco Systems, Inc. He also brings valuable board leadership experience from his public company board roles at Zoom Video Communications, Inc. and SentinelOne, Inc.



Age: 65

Director Since: 2008

Committee(s):
N/A

Other Current Public Company Boards:
- Snowflake Inc.

Jayshree Ullal Director

Experience
Ms. Ullal has served as our Chief Executive Officer and a member of our board of directors since October 2008 and as our Chairperson of the Board since December 2023. Ms. Ullal served as our President from October 2008 to September 2025. From September 1993 to May 2008, Ms. Ullal served in various positions at Cisco Systems, Inc., with her last position as senior vice president of data center, switching and services group. Prior to that, Ms. Ullal was a vice president of marketing at Crescendo Communications, Inc., Cisco's first acquisition in 1993. She has also held various product and engineering positions at Ungermann-Bass, a computer networking company, Advanced Micro Devices, Inc., a semiconductor company, and Fairchild Semiconductor, a semiconductor company. Ms. Ullal has served as a member of the board of directors of Snowflake Inc., a cloud-based data warehousing company since June 2020, where she currently serves as Chair of the Compensation Committee. Ms. Ullal holds a B.S. in Engineering (Electrical) from San Francisco State University and an M.S. in Engineering Management from Santa Clara University. She is a 2013 recipient of the Santa Clara University School of Engineering Distinguished Engineering Alumni Award.

Qualifications
We believe that Ms. Ullal possesses specific attributes that qualify her to serve as a member of our board of directors. Ms. Ullal has unparalleled operational insight and expertise that she has accumulated as our Chief Executive Officer. In addition, she has an extensive background in leadership and technology roles at several semiconductor and network technology companies before joining Arista, as well as board oversight experience as a member of Snowflake Inc.'s board of directors.



Age: 57

Director Since: 2022

Committee(s):
Audit
Nominating and Corporate Governance

Other Current Public Company Boards:
- JFrog, Inc.
- Rubrik, Inc.
- Braze, Inc.

Yvonne Wassenaar Independent Director

Experience
Ms. Wassenaar has served as a member of our board of directors since July 2022. From January 2019 to May 2022, Ms. Wassenaar served as chief executive officer and member of the board of directors for Puppet, Inc., an information technology company. From June 2017 to May 2025, Ms. Wassenaar served as a member of the board of directors of Forrester Research, Inc., a research company, where she was a member of the audit committee from June 2017 to May 2024 and a member of the compensation committee from May 2024 to May 2025. From November 2019 to June 2022, Ms. Wassenaar served as a member of the board of directors and audit committee of Anaplan, Inc., a cloud-based business planning software company. From June 2017 to September 2018, Ms. Wassenaar served as chief executive officer and member of the board of directors of Airware, Inc., an enterprise drone analytics company. From August 2014 to May 2017, Ms. Wassenaar served as chief information officer for New Relic Inc., an information technology company. Ms. Wassenaar has served as a member of the board of directors and audit committee of Braze, Inc., a marketing automation platform, since June 2024. Ms. Wassenaar has served as a member of the board of directors of JFrog, Inc., a software development company, since September 2022, where she is a member of the compensation committee and chair of the nomination and corporate governance committee. Ms. Wassenaar has served as a member of the board of directors and audit committee of Rubrik, Inc., a cloud data management company, since October 2021. She also currently serves on the board of directors of several private companies. Ms. Wassenaar holds a B.A. in Economics with a specialization in Computing from the University of California, Los Angeles, and an M.B.A. from UCLA Anderson School of Business.

Qualifications
We believe Ms. Wassenaar possesses specific attributes that qualify her to serve as a member of our board of directors. She has extensive executive experience leading software and technology companies at companies like Airware, Inc. and Puppet, Inc. In addition to her business leadership, management and operations experience, Ms. Wassenaar brings valuable oversight experience from her board roles at public and private companies in the technology industry.

Key Elements of Board Independence at Arista

Our board of directors' independence enables it to be objective and critical in carrying out its oversight responsibilities. Our Corporate Governance Guidelines provide that a substantial majority of our directors will be independent.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has made the following determinations:

- **7/9 of the directors are independent:** We are committed to maintaining a substantial majority of directors who are independent of the Company and management. Except for our employee directors, all directors are independent.
- **Committee independence:** Only independent directors are members of board committees.
- **Executive sessions:** Our independent directors meet in executive session at each board and Audit Committee meeting.
- **Lead independent director:** Our lead independent director provides leadership to the board of directors and particularly to the independent directors.
- **Independent compensation consultant:** The compensation consultant retained by the Compensation Committee is independent of the Company and management.

In making the determination that Mr. Giancarlo is independent, the board of directors considered the fact that Mr. Giancarlo is chief executive officer and a member of the board of directors of Pure Storage, Inc., and we sell products to and purchase products from Pure Storage, Inc. in the ordinary course of business. The board of directors determined that Mr. Giancarlo did not have a direct or indirect material interest in these transactions. Furthermore, payments made to us by Pure Storage, Inc. pursuant to such transactions did not exceed the greater of $1 million or 2% of Pure Storage, Inc.'s consolidated gross revenues in any of the last three fiscal years. As a result, the board of directors concluded that these transactions would not affect Mr. Giancarlo's independence.

In making the determination that Dr. Lavender is independent, the board of directors considered the Company's investment in Confidential Core AI, Inc. and the fact that Dr. Lavender is the co-founder of and currently serves as the Chief Technology Officer of Confidential Core AI, Inc. The board of directors determined that Dr. Lavender did not have a direct or indirect material interest in this transaction. Furthermore, payments made by us to Confidential Core AI, Inc. pursuant to such transaction did not exceed the greater of $1 million or 2% of Confidential Core AI, Inc.'s consolidated gross revenues in any of the last three fiscal years. As a result, the board of directors concluded that these transactions would not affect Dr. Lavender's independence.

Director Commitments

Our board of directors recognizes that all members of our board of directors should dedicate sufficient time and attention to fulfill the responsibilities required of directors. In assessing whether directors and nominees for director have sufficient time and attention to devote to board duties, our board of directors considers, among other things, whether directors may be "overboarded," which refers to the situation where a director serves on an excessive number of boards. In addition, prior to recommending a candidate as a nominee for director, the Nominating and Corporate Governance Committee reviews the number of boards that the candidate serves on and considers whether those outside commitments may limit the ability of the candidate to devote sufficient time and attention to board duties.

Our board of directors believes that each of our directors, including each of our director nominees, has demonstrated the ability to devote sufficient time and attention to board duties and to otherwise fulfill the responsibilities required of directors.

Board Leadership Structure

We believe that the structure of our board of directors and its committees provides strong overall management of our Company and supports the risk oversight function of the board of directors. Our current Chairperson, Jayshree Ullal, is not independent under the listing standards of the New York Stock Exchange ("NYSE") as a result of her role as our CEO. Our board of directors reviews this structure annually and believes that Ms. Ullal's service as our Chairperson is appropriate and is in the best interests of our board of directors, our Company and our stockholders.

Our CEO is responsible for setting the strategic direction of our Company, the general management and operation of the business and the guidance and oversight of senior management. The Chairperson of our board of directors monitors the content, quality and timeliness of information sent to our board of directors and is available for consultation with our board of directors regarding the oversight of our business affairs. Our business is highly complex, with rapidly evolving technology, significant research and development investment, and sophisticated and demanding customers. Ms. Ullal brings essential knowledge and perspective as our CEO since 2008. Therefore, our board of directors believes that Ms. Ullal's dual roles facilitate the flow of information and communications between the board of directors and management as well as promoting alignment of our strategic direction with the operation of our business.

As discussed in more detail below, our board of directors believes that the responsibilities of our lead independent director appropriately and effectively complement our combined chairperson and chief executive officer structure.

Lead Independent Director

Recognizing the importance of strong independent oversight, our board of directors has appointed Mr. Scheinman to serve as our lead independent director.

While the Chairperson directs the operations of the board of directors and is responsible for the overall management and effective functioning of the board of directors, the lead independent director provides leadership to the board of directors and particularly to the independent directors.

The lead independent director communicates with the CEO, disseminates information to the rest of the board of directors in a timely manner, and raises issues with management on behalf of the outside directors when appropriate. In addition, the lead independent director's responsibilities include the following:

- calling meetings of independent directors when necessary and appropriate;
- being available, when appropriate, for consultation and direct communication with the Company's stockholders;
- building a productive relationship between the board of directors and the CEO;
- ensuring that the board of directors fulfills its oversight responsibilities in Company strategy, risk oversight and succession planning; and
- performing such other duties as the board of directors may from time to time designate.

Board Structure

Our board of directors is divided into three staggered classes of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. Each class of directors is elected for a three-year term.

Our board of directors has reviewed this structure, in consultation with the Nominating and Corporate Governance Committee, and believes that it is in the best interests of our company and our stockholders. The structure of our board of directors encourages directors to focus on longer-term objectives, fosters long-term planning, supports the development of important institutional knowledge, strengthens working relationships and protects stockholder value. We operate in a rapidly scaling industry that is intertwined with evolving frontier technologies, which requires the longer-term perspective, institutional knowledge, and strong working relationships that our board structure facilitates. In addition, our board structure helps us recruit highly qualified directors who are willing to commit to our strategic vision.

Board of Directors Evaluation Process

Our board of directors seeks to operate with the highest degree of effectiveness, supporting a dynamic boardroom culture of independent thought and intelligent debate on critical matters. The Nominating and Corporate Governance Committee oversees this process, which is led by the chair of the committee. Our board of directors and committee evaluation process allows for annual assessment of our board of directors practices and the opportunity to identify areas for improvement.

The annual assessment includes an evaluation of:

- Board structure and composition;
- Board culture and relationship with management;
- Information received by the board;
- Quality of board meetings, board responsibilities and performance;
- Current topics; and
- Each committee of the Board.

The following is an overview of the board of directors evaluation process.

BOARD EVALUATION PROCESS

1. Evaluation process discussed at Nominating and Corporate Governance Committee meeting
2. Each board member assesses performance and effectiveness of the board of directors, and as applicable, the committees
3. Board members meet one-on-one with outside counsel to discuss their assessments and to provide feedback
4. Outside counsel shares feedback received with the General Counsel, Nominating and Corporate Governance Committee and the full board
5. The full board reviews and develops plans to take actions based on the results, as appropriate

HOW RESULTS ARE USED:

By the board of directors, to identify skills or expertise that may be used as criteria when the board of directors considers new board candidates

By the board of directors, to identify strengths and areas of opportunity of each board member and to provide insight into how each board member can be most valuable to Arista

By the board of directors, to improve their agenda topics so that the information they receive enables them to effectively address the issues they consider most critical

By the Nominating and Corporate Governance Committee, as part of its annual review of each director's performance when considering whether to nominate the director for re-election to the board of directors

Board of Directors Meetings and Committees

During our fiscal year ended December 31, 2025, each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

As set out in our Corporate Governance Guidelines, we encourage but do not require our directors to attend the annual meeting of stockholders. All of our board members attended our 2025 annual meeting.

NUMBER OF BOARD AND COMMITTEE MEETINGS HELD IN 2025


Audit Committee
4
Board of Directors
6
18
meetings
4
Nominating and Corporate
Governance Committee
4
Compensation Committee

Our board of directors has three standing committees. Charters describing the responsibilities of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available in the Governance section of our website at http://investors.arista.com. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

AUDIT COMMITTEE — NUMBER OF MEETINGS: 4


Lewis Chew (Chair)


Kelly Battles


Greg Lavender[(1)]


Yvonne Wassenaar

(1) Dr. Lavender began serving on the Audit Committee upon his appointment as a director on March 14, 2025.

KEY RESPONSIBILITIES

- Providing oversight of our accounting and financial reporting processes and the audit of our financial statements
- Assisting our board of directors in oversight of (i) the audit and integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence, and performance, (iv) our accounting and financial reporting process and internal controls, and (v) the organization and performance of our internal audit function
- Providing to our board of directors such information and materials as it may deem necessary to make our board of directors aware of significant financial matters that require the attention of our board of directors
- Preparing the report required by the SEC rules to be included in our proxy statement for the annual meeting of stockholders
- Reviewing and discussing with management, including our internal audit function, if applicable, and our independent auditor guidelines and policies to identify, monitor, and address enterprises risks, including our investment policies
- Reviewing and discussing with management the adequacy and monitoring of our compliance programs with respect to legal, ethical, and regulatory requirements, including our Code of Ethics and Business Conduct, compliance with anti-bribery and anti-corruption laws, and compliance with export laws
- Reviewing periodic reports from management on our internal compliance policies and procedures
- Reviewing and discussing with management our policies and practices relating to environmental and social responsibility matters
- Reviewing and discussing with management risks to significant cybersecurity matters and concerns involving the Company, including information security, data privacy, backup of information systems and related regulatory matters and compliance
- Reviewing the results of the independent audit and quarterly reviews, and the independent auditor's opinion on the audited financial statements

INDEPENDENCE/QUALIFICATIONS:

- All committee members are independent under the NYSE listing standards and the heightened independence requirements applicable to Audit Committee members under SEC rules
- All current committee members are financially literate in accordance with NYSE listing standards. Mr. Chew, Ms. Battles and Ms. Wassenaar qualify as an "Audit Committee financial expert" under SEC rules and have accounting or related financial management expertise in accordance with NYSE listing standards

COMPENSATION COMMITTEE — NUMBER OF MEETINGS: 4


Charles Giancarlo (Chair)


Daniel Scheinman


Mark B. Templeton

KEY RESPONSIBILITIES:

- Providing oversight of our compensation policies, plans, benefits programs, and overall compensation philosophy
- Assisting our board of directors in discharging its responsibilities relating to (i) oversight of the compensation of our CEO, and other executive officers, and (ii) approving and evaluating our executive officer compensation plans, policies, and programs

- Administering our equity compensation plans for our employees
- Reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, and other executive officers, evaluating performance in light thereof, and considering factors related to our performance, including accomplishment of our long-term business and financial goals
- Evaluating, at least annually, our compensation policies and practices with management to review the relationship between risk management policies and compensation and evaluating compensation policies and practices that could mitigate any such risk
- Monitoring compliance with our stock ownership guidelines and recommending to our board of directors any changes to such guidelines
- Monitoring compliance with our clawback policy and approving any changes to such policy

INDEPENDENCE/QUALIFICATIONS:

- All committee members are independent under the NYSE listing standards and the independence requirements applicable to Compensation Committee members under NYSE rules and the heightened independence requirements under SEC rules

---

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



NUMBER OF MEETINGS: 4





Daniel Scheinman (Chair)



Yvonne Wassenaar

KEY RESPONSIBILITIES

- Reviewing and making recommendations regarding corporate governance
- Reviewing and making recommendations to our board of directors regarding the composition and size of our board of directors and determining the relevant criteria (including any minimum qualifications) for board membership, including issues of character, professional ethics and integrity, judgment, business acumen, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, an understanding of our business, an understanding of the responsibilities that are required of a member of our board of directors, other time commitments, diversity with respect to professional background, education, race, ethnicity, gender, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on our board of directors
- Identifying, considering and recommending candidates to fill new positions or vacancies on our board of directors
- Reviewing actual and potential conflicts of interest of our board of directors and corporate officers
- Making recommendations for continuing education of our board of directors
- Leading the annual performance review of our board of directors, its committees and management
- Reviewing succession planning for our executive officers

INDEPENDENCE/QUALIFICATIONS:

- All committee members are independent under the NYSE listing standards and SEC rules

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board) of any entity that has one or more of its executive officers serving on our board of directors or Compensation Committee.

Considerations in Evaluating Director Nominees

Our Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating potential director nominees and considers a broad range of backgrounds and experiences in making determinations regarding nominations of directors and in overseeing the annual board of directors and committee evaluations. In accordance with the Company's Corporate Governance Guidelines, in its evaluation of director candidates, including the members of the board of directors eligible for re-election, the Nominating and Corporate Governance Committee will consider: (a) the current size and composition of the board of directors; (b) the needs of the board of directors and the respective committees of the board of directors; (c) such factors as character, professional ethics and integrity, judgment, business acumen, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, an understanding of the Company's business, an understanding of the responsibilities that are required of a member of the board of directors, other time commitments, diversity with respect to professional background, education, race, ethnicity, gender, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the board of directors; and (d) other factors that the Nominating and Corporate Governance Committee may consider appropriate. The Nominating and Corporate Governance Committee shall also consider composition requirements imposed by applicable law. The Nominating and Corporate Governance Committee evaluates these factors, among others, and does not assign any particular weighting or priority to any of these factors.

The Nominating and Corporate Governance Committee requires the following minimum qualifications to be satisfied by any nominee for a position on the board of directors: (a) the highest personal and professional ethics and integrity; (b) proven achievement and competence in the nominee's field and the ability to exercise sound business judgment; (c) skills that are complementary to those of the existing board of directors; (d) the ability to assist and support management and make significant contributions to the Company's success; and (e) an understanding of the fiduciary responsibilities that are required of a member of the board of directors and the commitment of time and energy necessary to diligently carry out those responsibilities.

Below is a graphic summarizing the process for our board of directors to identify and review director candidates to join our board of directors:

1 **Input From** directors, management and stockholders

2 **Candidate Pool** with diverse qualifications and skills drawn from a broad array of organizations

3 **In-Depth Review** by board of directors and Nominating and Corporate Governance Committee including: skills, expertise, experience, and independence

4 **The Nominating and Corporate Governance Committee Recommends Selected Candidates for Appointment** to our board of directors and our board of directors approves

5 **4 New Director Nominees** in the last five years

Dr. Lavender, who was appointed to the board of directors by our other directors in March 2025, was initially suggested to the Nominating and Corporate Governance Committee for consideration as a potential director by our CEO. There is no arrangement or understanding between Dr. Lavender and any other persons pursuant to which he was selected as a director of Arista. In addition, Dr. Lavender does not have an interest in any transactions that would be reportable under Item 404(a) of Regulation S-K.

Stockholder Recommendations for Nominations to the Board of Directors

The Nominating and Corporate Governance Committee will evaluate any recommendation for nominations to our board of directors in accordance with its charter, our amended and restated bylaws, our policies and procedures for director candidates, as well as the regular director nominee criteria described above. Under our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee will consider candidates for our board of directors recommended by stockholders holding at least the minimum amount in market value of the Company's securities entitled to vote on the election of directors as set forth in applicable SEC rules and regulations prior to the date of the submission of the recommendation so long as such recommendations and nominations comply with the certificate of incorporation and bylaws of the Company and applicable laws, including SEC rules and regulations. In addition, we have adopted a "proxy access" procedure. Our proxy access bylaw allows a stockholder or a group of no more than 20 stockholders to include director nominees in our proxy materials for an annual meeting of stockholders. More specifically, stockholders or groups of stockholders who have for at least three years maintained continuous ownership of at least 3% of our common stock may collectively include a number of director nominees not exceeding the greater of (A) two or (B) 20% of the number of directors in office. Such recommendations must include information about the candidate, including but not limited to, a statement of support by the recommending stockholder, evidence of the recommending stockholder's ownership of our common stock and certain written representations and undertakings as outlined in our amended and restated bylaws. Our Nominating and Corporate Governance Committee has discretion to decide which individuals to recommend for nomination as directors.

Any nomination should be sent in writing to our General Counsel or our Legal Department at Arista Networks, Inc., 5453 Great America Parkway, Santa Clara, California 95054. To be timely for our 2027 annual meeting of stockholders, our General Counsel or Legal Department must receive the nomination no earlier than January 31, 2027 and no later than March 2, 2027.

Stockholder Outreach

We believe that effective corporate governance should include regular, constructive conversations with our stockholders and we believe that we have had an effective stockholder engagement program. The results of our 2025 advisory vote on say-on-pay impelled us to complement our commitment to robust stockholder engagement with additional stockholder outreach that focused on better understanding our stockholders' reasons for their 2025 say-on-pay votes. In 2025 and into 2026, members of our board of directors, senior management and investor relations participated in significant engagement with stockholders. We proactively contacted institutional stockholders representing over 40% of our outstanding shares. We met with stockholders who responded to our outreach and otherwise engaged in discussions with institutional stockholders representing approximately 45% of our outstanding shares. We sought and encouraged feedback from stockholders about our corporate governance practices, executive compensation and corporate responsibility programs, among other topics, with a particularly diligent focus on gathering and understanding stockholder feedback with respect to our executive compensation programs and related disclosures with the goal of taking specific actions to address the issues that contributed to the level of support for our 2025 advisory vote on say-on-pay, as discussed in more detail below in the section entitled "Response to 2025 Say-On-Pay." Our board of directors and its committees receive updates about our stockholder outreach and take the feedback of our stockholders under serious consideration and in some cases take specific actions to address that feedback. We believe that this open, ongoing and two-way dialogue with our stockholders strengthens our governance practices, enhances the accountability of our board of directors and supports effective, long-term oriented decision making.

Who Participates	• Lead independent director • Other independent directors • Senior management • Investor relations
How We Engage	• One-on-one and group meetings in-person and virtually • Written and electronic communications • Conferences and other forums

YEAR-ROUND STOCKHOLDER OUTREACH AND ENGAGEMENT



DELIBERATE, ASSESS AND PREPARE

- Our board of directors and its committees assess and monitor investor sentiment, stockholder voting results, trends in governance, executive compensation matters and other topics of importance to our stockholders
- Our board of directors discusses stockholder proposals (if any)
- Our board of directors and management review recent regulatory developments and our governance policies and procedures
- Our board of directors identifies and prioritizes potential topics for stockholder engagement



OUTREACH AND ENGAGEMENT

- Every year we publish our Annual Report, Proxy Statement and Corporate Responsibility Report
- Every quarter we publish an earnings release and host an earnings call where senior management is available to answer stockholder questions
- Management engages with stockholders individually, as well as at conferences and other forums, to actively solicit input on a range of issues and better understand their votes
- Management speaks with proxy advisory firms to discuss our programs and get updates about key focus areas for their clients
- Management reports stockholder views to our board of directors
- When appropriate, certain members of the board of directors engage in dialogue with stockholders



EVALUATE FEEDBACK AND INPUT

- Stockholder input informs our ongoing process of continuous improvement to governance, compensation and other practices
- Our board of directors and management review voting results and stockholder input to identify topics and themes
- Our management researches and evaluates any identified issues and concerns as needed



RESPOND AND IMPLEMENT

- Our board of directors and management respond to stockholder input, as appropriate, with:
  - continued engagement;
  - rationales for our existing policies and practices; and
  - changes to our policies, practices, and disclosure
- For more information about our responses to specific stockholder feedback since our last annual meeting, please see the section entitled "Response to 2025 Say-On-Pay" below

RESPONSE TO 2025 SAY-ON-PAY

Initial Stockholder Outreach

Following the filing of our proxy statement on April 16, 2025, and in advance of our 2025 annual meeting of stockholders, our board of directors and Compensation Committee conducted outreach to investors to discuss executive compensation and other matters of interest. We solicited feedback from 18 stockholders, collectively representing over 33% of our shares outstanding, including 13 of our top 25 institutional stockholders. Ultimately, prior to our 2025 annual meeting of stockholders we engaged with 13 stockholders, collectively representing over 25% of our shares outstanding. This engagement was conducted in one-on-one and group meetings held in-person and virtually, or by written correspondence. Meetings were led by members of our Compensation Committee, Nominating and Corporate Governance Committee and Audit Committee, including Messrs. Giancarlo, Scheinman and Templeton, and attended by representatives from senior management and our investor relations team. In addition, we supplemented our 2025 proxy statement with further information to address the recommendation of Glass, Lewis & Co. (“Glass Lewis”) and Institutional Shareholder Services (“ISS”) to vote against our 2025 advisory say-on-pay proposal.

In our pre-meeting stockholder engagement, and as explained in our proxy supplement filed on May 19, 2025, we reaffirmed that we remained committed to the principles of aligning pay with performance. As part of the 2025 pre-meeting engagement, we were diligent in discussing the rationale for the grant made to Mr. Duda in 2024 in light of the negative advisory recommendations of Glass Lewis and ISS, which were focused on this grant. We explained that we viewed the size of the grant to Mr. Duda in 2024 as appropriately tailored to the extraordinary importance of retaining and incentivizing him. The value of his experience and insight cannot be overstated. He is a pioneer in high-performance networking software, lead architect of Arista’s EOS Network Data Lake and drives Network-as-a-Service initiatives across our products. He has been essential to our past success and is crucial to our ability to execute our Arista 2.0 business strategy, achieve our future operational goals and create long-term stockholder value over the vesting period of the award. Moreover, Mr. Duda’s depth of experience, technological insight and proven leadership make him a valuable candidate for other opportunities. In furtherance of our Arista 2.0 strategy, Mr. Duda’s award was specifically designed to incentivize his long-term contributions and retention following its grant date in February 2024 to drive our performance well into the future as follows:

7 Year Overall Service Period

2024				2025				2026				2027				2028				2029				2030			
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
0%	0%	0%	0%	0%	0%	0%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	0%

Percent of Award Vesting per Quarter

As illustrated above, no portion of the award would vest prior to Mr. Duda’s sustained contributions over the eight fiscal quarters of 2024 and 2025, with the first vesting occurring in the fourth quarter of 2025. Additionally, once the award began vesting, the rate of vesting was a low 5% quarterly vesting pace, with 55% of the shares subject to the award vesting in 2028, 2029 and 2030 for retention purposes. These features were designed to ensure Mr. Duda’s continued contributions into 2030, and delivered approximately $5 million annually over a 5-year period. We noted that, in granting the award, our Compensation Committee determined that this value was appropriate for a key contributor such as Mr. Duda in light of his overall compensation package and structure, his important role in executing our Arista 2.0 strategy, and the market for other opportunities available to him as an industry leader.

At our 2025 annual meeting of stockholders, our investors supported the compensation of our NEOs with approximately 62% of the votes approving the 2025 advisory say-on-pay proposal.

We believed that this low support was unjustified, as our compensation programs are deliberately designed to include significant performance-based components (including with respect to stock price appreciation which drives the majority of our compensation value) and have consistently resulted in us providing overall compensation to our executive officers between the 25th percentile and 75th percentile as compared to our peers.

Nonetheless, in response to the results of stockholders’ votes on the 2025 advisory say-on-pay proposal, our board of directors and Compensation Committee conducted supplemental stockholder engagement for a fresh review of our executive compensation program and address the vote outcome.

Further Stockholder Outreach

After our 2025 annual meeting of stockholders, members of our board of directors, together with senior management and our investor relations team, conducted additional stockholder engagement to gather more stockholder feedback. Given the results of stockholders’ votes on say-on-pay, this stockholder engagement program had a particularly diligent focus on obtaining and responding to stockholder feedback with respect to our executive compensation programs and related disclosures. The goal of the additional outreach was to deepen our understanding of our stockholders’ views of our executive compensation programs and gather additional feedback on our policies for consideration by the board of directors in the design of our compensation programs. We reached out to a broad group of stockholders within our top 25 institutional stockholders, with the goal of incorporating a broad range of stockholder perspectives that we could then incorporate into our decision-making process.

Over the course of this stockholder outreach:

- We invited 22 institutional stockholders, collectively representing over 35% of our shares outstanding, to meet with us to discuss their feedback, including with respect to our executive compensation program;
- This outreach included selected top stockholders and other stockholders within our top 25 institutional investors;
- The stockholders we invited to meet with us after our 2025 annual meeting of stockholders included a number that were unable to discuss our executive compensation program with us prior to our 2025 annual meeting of stockholders;
- We met with 9 stockholders and received written feedback from several additional stockholders, collectively representing over 15% of our shares outstanding; and
- These meetings were led by representatives of our Compensation Committee, Nominating and Corporate Governance Committee, and Audit Committee, in particular Mr. Giancarlo or Mr. Scheinman, and attended by our senior leadership and investor relations team.

Key Themes from Stockholder Engagement & Action Taken

Overall, during our stockholder outreach focused on soliciting feedback related to our advisory vote on say-on-pay in 2025, we obtained feedback from 18 stockholders, collectively representing over 30% of our shares outstanding, including 10 of our top 25 institutional stockholders.

The foregoing outreach supplemented and enhanced our robust and ongoing stockholder engagement program, through which we maintain two-way dialogues with our stockholders on a range of topics related to our business. Our stockholder engagement program runs primarily through the commitment and activity of our dedicated investor relations team and includes active participation from our senior leadership and board of directors. Overall, in 2025 and continuing in 2026, we proactively contacted institutional stockholders representing over 40% of our outstanding shares which, when combined with our engagement with stockholders who reached out to us, led us to engage with institutional stockholders representing approximately 45% of our outstanding shares. Over the course of these interactions we held over 100 engagement meetings with our institutional stockholders.

The feedback and perspectives we received leading up to and after the 2025 annual meeting of stockholders provided us with valuable and direct insight on our executive compensation program.

Throughout the engagement outreach, we heard a range of diverse stockholder perspectives. Our executive compensation programs were one of a number of topics we discussed, with many stockholders indicating that they were supportive of the 2024 grant to Mr. Duda and our executive compensation programs more broadly. Those stockholders expressed more interest in discussing our business plans given the accelerating pace of change in our industry. Nonetheless, some stockholders expressed concerns consistent with those highlighted in the outcome of the 2025 say-on-pay vote and in proxy advisor analyses. We took these concerns seriously and focused our review on the areas they identified.

As in previous years, in 2025 we discussed performance equity, time-based equity, incentive metrics and grant practices with our stockholders. In the context of executive compensation, a few key themes stood out in discussions with our stockholders, including stockholders both who did and did not support our 2025 advisory say-on-pay proposal, which were consistent with the stockholder sentiment conveyed to us by stockholders prior to the 2025 annual meeting of stockholders and in the recommendations of proxy advisors Glass Lewis and ISS, including: (1) the decision to grant a large, off-cycle award to Mr. Duda; (2) the robustness of disclosure about our short-term cash performance incentive program; and (3) lack of multi-year performance metrics equity awards.

Large One-Time and Off-Cycle Grants

Our response

- We are committed to critically assessing any proposed special, one-time or off-cycle awards to our executives. Our Compensation Committee conducts a detailed evaluation of potential approaches to compensation for our executive officers, which supplements their experiential perspective and acumen with input from our CEO, independent compensation consultant, outside counsel and board of directors. Informed through this process, our leadership believes that talent acquisition, retention, and the need to build and support our leadership team so that they are well positioned for the next step in our growth, namely the execution of our Arista 2.0 strategy, cannot be restrained to an annual compensation review cycle. In the hypercompetitive market in which we operate, compensation review and, potentially, adjustment, must be as dynamic as our product cycle and customer base requires.

- At the time of the 2024 grant, our Compensation Committee believed that retaining Mr. Duda was a key talent objective given his extensive experience across a wide breadth of the technology sector that will continue to be fundamental to our ability to execute on our business strategy and achieve our operational goals over the vesting period of his grant, and that delivering this grant would help ensure his continued contributions.
- Indeed, consistent with our needs to actively review and refresh our executive structure to support our strategic and operational goals as well as retain key leaders, in September 2025 Mr. Duda was named President and Chief Technology Officer. The realignment of Mr. Duda's role within our executive structure complemented the addition of Mr. Nightingale to our executive team as President and Chief Operating Officer, both of which were intended to ready us for the next phase of our growth and enhanced the capacity of our leaders and organizational structure to execute our Arista 2.0 strategy. Each oversees significant portions of our total organization, with extensive duties and responsibilities. Similarly, Ms. Breithaupt took on significant additional responsibility beyond her then-existing role as our CFO in May 2025 in connection with the resignation of our then-General Counsel, including oversight of Arista's legal operations, cybersecurity, and information technology.
- With respect to the recruitment of Mr. Nightingale as our President and Chief Operating Officer, we had a number of key considerations when designing his equity compensation, including:
  - our conviction that his leadership would be a key driver of our future growth because of his ability to lead our efforts in enterprise data centers, campus networks and manufacturing;
  - the need to replace the equity compensation he was eligible for as Chief Executive Officer of Fastly, Inc.; and
  - general market conditions related to the acquisition of talent who have thrived in the role of a chief executive officer of a publicly traded company.

  These and other considerations were reflected in the design of Mr. Nightingale's new-hire equity grants in July 2025, which focused on incentivizing Mr. Nightingale to ramp up his contributions to both operational and integration goals immediately. The performance-based equity awards were split into three 6-month vesting tranches in a structure designed to provide our Compensation Committee and CEO the ability to implement performance goals that yielded targeted and immediate contributions and, with respect to the first tranche, rigorous and ambitious performance goals were implemented that clearly linked pay and performance. In particular, no portion of the first tranche was eligible to vest unless key bookings and product milestones were satisfied and Mr. Nightingale remained employed through February 20, 2026. His companion time-based grant was designed so that it does not begin to vest until August 20, 2026, with vesting continuing over the three following years, providing retention incentives for over four total years.

  As a result of this design, 100% of Mr. Nightingale's equity compensation that was eligible to vest within his first year of employment with us was performance-based. Any time-based vesting would only be eligible to be earned after he demonstrated sustained performance and the leadership qualities we demanded for more than a year, and such time-based equity would be spread out over four total years. Moreover, the time-based equity he was eligible to earn with respect to his first year of employment with us was a competitive $7.5 million, which we believe is in line with our peer group for a similar role. In agreeing to his initial equity package, we considered the compensation that he could secure, both in his role as Chief Executive Officer of Fastly, Inc., and more generally in the market, including by comparing the values and structure offered to those of his new-hire grant at Fastly, Inc., in 2022, which provided more generous immediate quarterly vesting with $6 million in intended value his first year of service, and by considering the significant reductions to his base salary and bonus opportunities that he accepted by joining us, as discussed further below.
- While we believe that the equity granted to Mr. Nightingale to recruit him in 2025 was necessary and appropriate – it was negotiated at arms-length – it is important to note that his recruitment grant was made prior to our stockholder outreach after our 2025 annual meeting of stockholders, which has further informed our views regarding the size and terms of equity awards granted in special circumstances. Nonetheless, we believed and continue to believe that he is an exceptionally high-impact talent acquisition for a key customer-facing role providing critical skills and experience from the outside that will broaden our bench of executives both now and in the future, and that therefore his total compensation package, and the equity component in particular, will incentivize continued strong stockholder growth in the future.

- Returning to the grant to Mr. Duda, this grant was designed to ensure his long-term commitment to our business strategy and operational goals, with a delayed vesting period extending into 2030, further promoting long-term alignment with stockholders. As illustrated above on page 33, the award would ultimately vest as follows:

7 Year Overall Service Period

FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030
0%	**5%**	**20%**	**20%**	**20%**	**20%**	**15%**

Percent of Award Vesting per Fiscal Year

- This extended vesting period is a key design feature of our equity compensation program, which implements a philosophy by which grants are made with long vesting and service cycles that extend the retention value of the grants. This grant structure is generally designed to deliver high retention value in a manner that limits stockholder dilution by leveraging long-term appreciation opportunities for executives who fulfill the service period requirements and/or performance targets. When our Compensation Committee approved Mr. Duda's grant, it reviewed the projected annual vesting of Mr. Duda's aggregate awards with its compensation consultant, and the grant was designed in accordance with the grant philosophy described above, to deliver high retention value while limiting stockholder dilution by leveraging long-term appreciation opportunities. As noted above, the majority of the vesting for Mr. Duda's grant will occur from 2028 through 2030, in years 5 to 7 of the grant cycle, which was designed specifically for retention.

- Also, in line with this philosophy, in 2025 we awarded performance-vesting equity in two tranches, first in February 2025 and later in October 2025. Both sets of grants were made following a rigorous analysis with respect to each recipient's aggregate vesting schedule, with the October 2025 grants only becoming eligible to vest based on performance in fiscal years 2029-2031 for Ms. Breithaupt and Mr. Duda, and in fiscal years 2030-2032 for Mr. Nightingale. The following illustrates the vesting of our performance-vesting equity award structure:

	Performance Fiscal Year*							
	2025	2026	2027	2028	2029	2030	2031	2032
PRSUs granted in FY2023:								
PRSUs granted in FY 2024:	⁑							
	†							
PRSUs granted in February FY 2025:	⁑†							
PRSUs granted in May FY 2025:				⁑				
PRSUs granted in July FY 2025:	‡							
PRSUs granted in October FY 2025:					⁑†			
						‡		

* Except for Mr. Nightingale's July 2025 PRSUs, if earned, vesting does not occur until February 20 of the fiscal year following the performance fiscal year, subject to continued employment through the vesting date. If earned, the vesting for the tranches of Mr. Nightingale's July 2025 PRSUs occurs in February 20, 2026, August 20, 2026 and February 20, 2027, subject to continued employment through the vesting date.

⁑ PRSU grant vesting for Ms. Breithaupt.

† PRSU grant vesting for Mr. Duda.

‡ PRSU grant vesting for Mr. Nightingale.

- The stacking of vesting periods illustrated above reflects the intention to maximize retention value in a manner that limits stockholder dilution by leveraging long-term appreciation opportunities while requiring the completion of longer service periods and/or the satisfaction of performance targets that will happen in later years. The Compensation Committee believes this is a strong message to our executives that compensation is earned over time based on the ongoing execution in their roles, which is aligned with future value creation.

- Additionally, our unique approach to equity compensation is a part of a broader approach to compensation that has allowed us to maintain cash compensation at conservative levels as compared to those of our peer group while maintaining a consistent track record of delivering exceptional stockholder value and growth. This approach is perhaps best demonstrated by the compensation package of Ms. Ullal, our CEO, whose cash compensation package is well below industry norms, and who has not accepted a service-vesting equity award since 2020 or a performance-vesting award since 2024, with the intent of ensuring that the executive team receives equity awards that provide maximum retentive value.
- Taking account of this unique approach to performance-equity strategy is essential when analyzing the mix of time- and performance-based equity awarded to Mr. Nightingale in his first year of employment. We envision Mr. Nightingale playing a key role in our long-term Arista 2.0 strategy and, as a result of our unique approach, the value of his performance-based equity awards will soon weigh significantly more in his overall equity mix as the performance periods of his performance-based equity awards begin to stack up, as evidenced by the addition of his October performance-based equity grant.

Our board of directors and Compensation Committee understand the importance of responding to stockholder feedback regarding Mr. Duda's grant. **As specific action, we continue to focus on pay for performance, to manage stockholder dilution through the use of thoughtful, long-term performance-vesting equity awards, and to make awards that require extended service periods to realize gains. As part of this plan, we amended our Stock Ownership Guidelines so that they mandate that certain key executives achieve and maintain a meaningful equity stake in our company.**

Disclosures Regarding our Short-Term Cash Performance Incentive Program

Our response

- As described in our prior annual proxy materials, payouts under our short-term cash incentive program are primarily dependent on the achievement of rigorous financial performance metrics for revenue and non-GAAP operating income for the year, and no payout is made unless we achieve at least 85% of the revenue metric target.

Our board of directors and Compensation Committee understand the importance of responding to stockholder feedback regarding disclosure of our short-term cash performance incentive program. **As specific action, we have substantially enhanced our compensation disclosure this year, including by disclosing the annual target goals and weightings for our 2025 Bonus Plan and adding further discussion regarding the metrics applicable to our 2025 Bonus Plan under the section entitled "Executive Compensation — Executive Compensation Program Components — Annual Cash Incentive Compensation; 2025 Bonus Plan".**

Equity Vesting Program Design

Our response

- All regular annual equity awards granted in 2025 have either a performance vesting component or a time-based vesting period of three-years or longer. For example, as discussed further under the heading "Executive Compensation," we granted equity to Mr. Nightingale in connection with his appointment as our President and Chief Operating Officer that vest based on performance-based targets in 2025 and 2026.
- We are committed to critically assessing the proposed performance and vesting periods for equity awards to our NEOs and we believe that the performance and vesting periods are designed to align the incentives of our NEOs with the best interests of Arista and our stockholders.

Our board of directors and Compensation Committee understand the importance of responding to stockholder feedback regarding the performance component of our equity compensation programs. **As a specific action, we committed to continuing to reevaluate the effectiveness of our pay for performance equity compensation program design.**

Other Themes from Stockholder Engagement

In addition to the compensation themes discussed above, our stockholder engagement efforts yielded additional commentary about the following considerations:

- *Certain stockholders prefer the incorporation of sustainability-related performance metrics into performance-based equity awards* – We are committed to advancing our corporate responsibility programs in alignment with our broader business strategy and goals and, as discussed in more detail under section entitled "Our Commitment to Corporate Responsibility," we are proud of our achievements in 2025, such as setting our SBTi goals. Our board of directors, committees and management continue to monitor and assess the effectiveness of our incentive structures to advance our corporate responsibility programs and consider whether inclusion of such metrics in the measurement of achievement of the targets for our performance-based equity awards is in the best interests of our stockholders.
- *Certain stockholders asked how we planned to compete in the current climate for talent, particularly AI talent* – We are committed to offering attractive packages to both recruit and retain the best talent across all aspects of our business. Our Compensation Committee continuously reviews our compensation programs to ensure the attractiveness and positioning of our programs in the market. In line with our executive compensation philosophy, we believe that top tier talent is attracted to and motivated by the potential to earn equity compensation that aligns their work with enhancing stockholder value, which also helps us maintain conservative cash-based compensation arrangements. We leverage the equity available for issuance under our 2014 Plan to attract, motivate and retain our talent.

Summary of Stockholder Engagement

Our board of directors and Compensation Committee carefully considered the results of our 2025 say-on-pay advisory vote, together with the feedback we received from our stockholders during our engagement efforts, as part of their review of our overall executive compensation program and policies. We take our stockholders input seriously and the perspectives that we heard directly during our engagement with them in developing our compensation program that is discussed elsewhere in this proxy statement under the section entitled "Executive Compensation." Nonetheless, we believe, based on the feedback that we received from our stockholders, that they generally understand that in order to continue to deliver growth, our compensation programs and review cycle must mirror the fast-paced development of our technology and industry. This means that at times we cannot be restricted to just a habitual once-a-year compensation review cycle and that it is appropriate and beneficial for us to implement long-duration value creating equity compensation frameworks as our business evolves. Importantly, as demonstrated by our strong executive team, conservative cash compensation and equity burn, and our exceptional revenue growth and stock price performance, we believe that our approach to executive compensation has been successful.

Communications with the Board of Directors

Stockholders and other interested parties wishing to communicate directly with our independent or non-management directors may do so by writing and mailing the correspondence to our General Counsel and Corporate Secretary at Arista Networks, Inc., 5453 Great America Parkway, Santa Clara, California 95054. Each communication should set forth (i) the name and address of the stockholder, as it appears on our books, and if the shares of our common stock are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares of our common stock that are owned of record by the record holder and beneficially by the beneficial owner.

Our General Counsel, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to the Chairperson of our board of directors or the Lead Independent Director if the Chairperson is not independent.

Role of Board of Directors in Risk Oversight

Risk is inherent with every business and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational risks. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the Company faces while our board of directors has responsibility for the oversight of risk management. Our board committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk.

Our Audit Committee reviews the Company's risk management processes and procedures, including our internal controls and procedures on financial reporting, our investment policies, and our compliance programs with respect to legal, ethical and regulatory requirements. The management and internal audit teams provide periodic updates on cybersecurity risks and other risks to the Audit Committee. Further, the Audit Committee receives reports and presentations from management on the Company's risk assessment and mitigation programs, compliance matters, and cybersecurity activities, and the results of various internal audit projects. Our Audit Committee receives quarterly reports from our Chief Information Security Officer, in conjunction with other senior managers, on cybersecurity risks. In addition, these managers update the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as incidents with lesser impact potential.

Board of Directors

- Meets with CEO, CFO and other members of the senior management team at quarterly meetings of our board of directors where they discuss strategy and risks facing the Company
- Oversees the risk management processes designed and implemented by management to ensure that they are appropriate and functioning as designed
- Reviews strategic and operational risk, including by receiving reports from the management team
- Receives reports on all significant committee activities at each regular meeting
- Evaluates the risks inherent in significant transactions
- Provides guidance to management

AUDIT COMMITTEE

- Oversees internal control over financial reporting and related disclosure controls and procedures, legal and regulatory compliance
- Discusses with management and the independent auditor guidelines and policies with respect to enterprise risk assessment and management
- Reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures
- Monitors certain key risks on a regular basis throughout the fiscal year, such as cybersecurity risk and risk associated with internal control over financial reporting and enterprise risk
- Reviews the adequacy and monitoring of our compliance policies and programs for legal, ethical and regulatory requirements
- Reviews our risk management policies, including our investment policies
- Reviews management reports on internal compliance policies and procedures
- Reviews and discusses with management our policies and practices relating to environmental and social responsibility matters
- Reviews and discusses with management our information security policies and practices and internal controls regarding information security
- Oversees management's implementation of our cybersecurity risk management program

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

- Manages risks associated with board organization, membership and structure, corporate governance and succession planning
- Reviews any conflicts of interest

COMPENSATION COMMITTEE

- Evaluates the relationship between our risk management policies and practices, and compensation
- Evaluates our compensation policies and practices to determine whether they could encourage excessive risk-taking or could mitigate any such risk
- Oversees regulatory compliance with respect to compensation matters that affect us

Role of Board of Directors in Oversight of Corporate Responsibility

Arista was founded on the principle of doing things the "Arista Way," which is to drive for customer success in every aspect of what we do. We build and deliver innovative, high-quality products and services through commitment, innovation and uncompromising focus on customer needs. This includes a commitment to designing, manufacturing and delivering leading software-driven cloud networking solutions in an environmentally and socially responsible manner, which requires robust oversight of our corporate responsibility ("CR") initiatives.

Our CR governance structure begins at the very top as CR-related topics are raised to the board of directors on a periodic basis, as needed, in accordance with our regular governance processes. Furthermore, as noted in the chart above, each committee of the board of directors has particular responsibilities related to CR priorities. In particular, the Audit Committee oversees risk management, including environmental and social responsibility matters, compliance with the Code of Ethics and Business Conduct, and the implementation of our climate transition plan.

We also have a management Sustainability Committee responsible for overseeing climate-related strategies and initiatives, which includes members of the HR, Legal, and Sustainability teams with respective subject matter expertise across aspects of governance, regulatory matters, corporate social responsibility, and environmental sustainability. The Sustainability Committee's key responsibilities include the assessment of environmental dependencies, risks, and opportunities. The Sustainability Committee also sets and monitors corporate environmental policies and targets, including science-based emissions reduction targets, develops and implements Arista's climate transition plan and manages environmental reporting, audit, and verification processes. The Sustainability Committee plays a central role in coordinating sustainability efforts across business functions, ensuring alignment with corporate strategy and regulatory expectations. The Sustainability Committee provides an annual briefing to the Audit Committee and biannually to our CEO and the board of directors.

We are committed to transparency in our CR reporting and regularly evaluate the quality and effectiveness of our reporting based on feedback from our stakeholders, measurement against external reporting frameworks, and evolving regulatory frameworks. For more information about our CR priorities and impact, see our most recent Annual Report on Form 10-K accompanying this proxy statement as well as the content on the Corporate Responsibility page of our website.

Talent Management and Succession Planning

Our board of directors places a high priority on senior management development and succession planning. Our board of directors recognizes that thoughtful succession planning is critical to creating long-term stockholder value and requires a robust and comprehensive approach to talent and human capital management.

Pursuant to our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee, in consultation with the full board of directors, is primarily responsible for succession planning for the role of chief executive officer. The Nominating and Corporate Governance Committee also monitors management's succession plans for other key executives and confers with our CEO to encourage management's employee development programs. In addition, our Group Vice President, Worldwide Human Resources & Operations reports to the Audit and Compensation Committees and our board of directors periodically throughout the year on our talent management and employee development programs to support the board's oversight responsibilities.

The Nominating and Corporate Governance Committee also evaluates our key executives, discusses their development and develops succession plans with the goal of ensuring that a strong pipeline of talent is being developed for planned or unplanned events. In addition, our lead independent director facilitates discussions among independent directors about succession planning and provides updates to the full board of directors on such discussions.

HUMAN CAPITAL MANAGEMENT

Talent Attraction

We engage in expansive global recruiting efforts to connect with and hire talented professionals from a wide range of backgrounds and geographies. For example, we hosted or participated in numerous new grad recruiting events with many major colleges as well as in-person and virtual job fairs. We also have partnered with organizations and universities, such as Arizona State University, to develop training and upskilling programs to create new pathways for students to enter the IT industry.

Engagement and Culture

We believe that our employees' feedback is the most accurate indicator of our success in creating an engaged, highly motivated and high performance workforce. In 2023, 2024 and 2025 Global Employee surveys, Arista received very high mid-90th percentile scores from all employee demographic groups as an overall rating as well as for fairness, highlighting our on-going dedication to maintaining an equitable workplace. In 2025, we were also humbled and honored to receive a record number of external recognitions, among other awards, as a Best Place to Work (Large Company) for Happiness as well as for Culture by Comparably.

Health and Well-Being

We prioritize our employees' health and well-being by offering a wide range of physical, mental, financial wellness, career development and upskilling programs, such as:

- Biweekly virtual webinars by medical professionals and mental health wellness and fitness experts as well as numerous in-person wellness activities at our major office locations;
- A global webinar dedicated to understanding neurodiversity;
- Webinars dedicated to career/development/upskilling and financial education; and
- In-house fitness challenges with high global participation.

Management Development and Training

Arista has made AI skills development an enterprise-wide priority as we strive to embed AI in our everyday business processes. In 2025, employees participated in many live, webinar, and self-paced training programs to improve their overall and job-specific AI skills and capabilities. In addition, we provide extensive training and accreditation opportunities to employees in Sales, Customer Engineering and Software Research and Development roles including our Arista Certified Engineer ("ACE") certification program as well as mentorship programs. Additional career development content including management and leadership development training is available through our E-Learning portal and Arista Academy to facilitate a culture of lifelong learning and allow employees to personalize their development.

Compensation

Arista's compensation philosophy is to pay our employees based on their performance, contribution and impact to improving customer and stockholder success. In the United States, we offer our employees competitive and comprehensive benefit packages that include an employee stock purchase plan, healthcare and retirement benefits, paid time off and family leave, flexible time away, family planning benefits, backup resources for childcare and elder care, and other employee assistance programs. In addition to base salary and benefits, Arista's employees participate in stock and bonus incentive plans that support our organizational philosophy of allowing employees to share in our performance and success. We are committed to paying our employees fairly, equitably, and we work with a third party annually to identify and resolve any gaps.

Director Compensation

The following table provides information regarding the total compensation of each of our non-employee directors in 2025. Directors who are also our employees do not receive additional compensation for their service as directors. In particular, Jayshree Ullal, our CEO and Chairperson of the board of directors, and Kenneth Duda, our President and Chief Technology Officer, did not receive additional compensation for their service as directors.

Director	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Total ($)
Kelly Battles	90,000	336,510	—	426,510
Lewis Chew	110,000	336,510	—	446,510
Charles Giancarlo	100,000	336,510	—	436,510
Greg Lavender(3)	74,896	337,380	—	412,276
Daniel Scheinman	145,000	336,510	—	481,510
Mark B. Templeton	85,000	336,510	—	421,510
Yvonne Wassenaar	100,000	336,510	—	436,510

(1) The amounts reported represent the fees earned for service on our board of directors and committees of our board of directors for 2025.

(2) In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of restricted stock units granted to non-employee directors during 2025, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC 718”). The grant date fair value for restricted stock units is measured based on the closing price of Arista’s common stock on the date of grant. Each of Mses. Battles and Wassenaar and Messrs. Chew, Giancarlo, Lavender, Scheinman and Templeton received an award of 3,380 restricted stock units on May 30, 2025. Dr. Lavender received an award of 810 restricted stock units on March 14, 2025 and an award of 3,230 restricted stock units on March 14, 2025, the effective date of his appointment to the board.

(3) Dr. Lavender was appointed to our board of directors and the Audit Committee on March 14, 2025. The amounts reported represent the pro-rated cash retainer and equity grant earned for a partial year of service on our board of directors and the Audit Committee. The fees earned in cash include an overpayment of $3,645.83 due to an administrative error. The cash fee paid to Dr. Lavender in 2026 has been reduced by the amount of the overpayment in 2025.

The following table lists all outstanding equity awards held by our non-employee directors as of December 31, 2025.

Director	Stock Awards (#)[1]	Option Awards (#)
Kelly Battles	1,942	—
Lewis Chew	1,942	—
Charles Giancarlo	1,942	—
Greg Lavender	1,615	—
Daniel Scheinman	1,942	—
Mark B. Templeton	1,942	—
Yvonne Wassenaar	1,942	—

(1) Represents the number of restricted stock units unvested as of December 31, 2025.

With respect to 2025 board service, our board of directors approved compensation to each of our non-employee directors as follows:

- a $75,000 cash retainer for general board service, except that our lead independent director received a $120,000 cash retainer;
- a $30,000 cash retainer for chairing the Audit Committee;
- a $25,000 cash retainer for chairing the Compensation Committee;
- a $12,000 cash retainer for chairing the Nominating and Corporate Governance Committee;
- a $10,000 cash retainer for non-chair service on each Compensation Committee and Nominating and Corporate Governance Committee
- a $12,500 cash retainer for non-chair service on the Audit Committee

In February 2025, our Compensation Committee recommended, and our board of directors approved, a revised policy for annual equity grants to outside board members of restricted stock units with a total value of $250,000 (based on the lowest closing stock price for the 90 trading day period ending on the grant date) that vest quarterly (on each Company standard quarterly vesting date following the grant date) over one year and are subject to continued service on the board (the “Revised Director Equity Policy”). The board of directors adopted this new policy following an independent review of the pay practices and policies conducted by Aon, plc (“Aon”), the independent consultant for the Compensation Committee. The decision to make policy changes was considered by the Compensation Committee and presented to the non-employee directors for approval. Grants under the Revised Director Equity Policy were automatic immediately following the first annual meeting after its adoption. The grants received by the directors in 2025 reflected the updates made to the Revised Director Equity Policy.

STOCK OWNERSHIP GUIDELINES

In April 2019, our board of directors adopted, and in April 2026 amended, stock ownership guidelines. As amended in April 2026, our stock ownership guidelines are designed to encourage our non-employee directors to achieve and maintain a meaningful equity stake in our Company and more closely align their interests with those of our stockholders. The guidelines provide that, within five years of the date that a non-employee director is appointed to our board of directors, the non-employee director shall own a number of shares of our common stock with a value equal to at least three times the value of his or her annual retainer for service on our board of directors (not including any additional fees received for committee service, lead independent director service, or meeting attendance). The following types of holdings are included for our stock ownership guidelines: shares of our common stock, shares of our common stock underlying unvested RSUs subject to time-based vesting alone, and any other shares of our common stock in which the non-employee director holds a beneficial interest. Our non-employee directors already met or are on track to meet these guidelines based on their current rate of stock accumulation in the time frames set out in the guidelines.

PROPOSAL NO. 1 ELECTION OF DIRECTORS

Our board of directors is currently composed of nine members. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three staggered classes of directors. At the Annual Meeting, three Class III directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Each director's term continues until the election and qualification of his or her successor, or such director's earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.

Nominees

Our Nominating and Corporate Governance Committee has recommended, and our board of directors has approved, Lewis Chew, Greg Lavender and Mark B. Templeton, as nominees for election as Class III directors at the Annual Meeting. If elected, each of Lewis Chew, Greg Lavender and Mark B. Templeton will serve as Class III directors until the 2029 annual meeting of stockholders and until their successors are duly elected and qualified. Each of the nominees is currently a director of our Company.

For information concerning the nominees, please see the section entitled "Board of Directors and Corporate Governance."

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election of:

- Lewis Chew
- Greg Lavender
- Mark B. Templeton

Lewis Chew, Greg Lavender and Mark B. Templeton have each consented to being a nominee and to serving as a director, if elected; however, in the event that a director nominee is unable to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by our board of directors to fill such vacancy. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

The election of directors is by a plurality of the voting power of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. Abstentions and broker non-votes will have no effect on the outcome of the vote. "Plurality" means that the nominees who receive the largest number of votes cast "for" are elected as directors. As a result, any shares not voted "for" a particular nominee (whether as a result of a withheld vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "for" or "withhold" on each of the nominees for election as a director.



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED ABOVE.



PROPOSAL NO. 2 ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables stockholders to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This proposal, commonly known as a “say-on-pay” proposal, gives our stockholders the opportunity to express their views on our named executive officers’ compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on us, the Compensation Committee or our board of directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will communicate directly with stockholders to better understand the concerns that influenced the vote, consider our stockholders’ concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

We believe that the information provided in the “Executive Compensation” section of this proxy statement, and in particular the information discussed in “Executive Compensation—Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives” beginning on page 54 below, demonstrates that our executive compensation program was designed appropriately and is working to ensure management’s interests are aligned with our stockholders’ interests to support long-term value creation. Accordingly, we ask our stockholders to vote “FOR” the following resolution at the Annual Meeting:

“RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the named executive officers, as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the compensation tables and narrative discussion, and other related disclosure.”

Vote Required

The advisory vote on executive compensation requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter. Abstentions will have the effect of a vote AGAINST the proposal and broker non-votes will have no effect.



THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION.



PROPOSAL NO. 3 RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Ernst & Young LLP ("EY"), an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2026. During our fiscal years ended December 31, 2025, and December 31, 2024, EY served as our independent registered public accounting firm.

Notwithstanding the appointment of EY and even if our stockholders ratify the appointment, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of our Company and stockholders. At the Annual Meeting, our stockholders are being asked to ratify the appointment of EY as our independent registered public accounting firm for our fiscal year ending December 31, 2026. Our Audit Committee is submitting the appointment of EY to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of EY are expected to attend the Annual Meeting virtually, and they will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

If our stockholders do not ratify the appointment of EY, our Audit Committee may reconsider the appointment of EY.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by EY for our fiscal years ended December 31, 2024 and 2025.

	2024	2025
	(in thousands)	
Audit Fees(1)	$3,483	$4,025
Audit-Related Fees(2)	—	—
Tax Compliance Fees(3)	$1,149	$1,213
Tax Advice and Planning Fees(4)	$ 219	$ 248
All Other Fees(5)	—	—
Total Fees	$4,851	$5,486

(1) Audit Fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) Audit-Related Fees consist of fees for professional services for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include accounting consultations concerning financial accounting and reporting standards.

(3) Tax Compliance Fees consist of fees for tax compliance and the preparation of original and amended tax returns and refund claims.

(4) Tax Advice and Planning Fees consist of fees for tax advice and tax planning assistance, including non-recurring tax assistance in connection with acquisitions and intellectual property alignment.

(5) All Other Fees consist of fees billed for products and services provided by the independent registered public accountants other than those that meet the criteria above.

Auditor Independence

In our fiscal year ended December 31, 2025, there were no other professional services provided by EY, other than those listed above, that would have required our Audit Committee to consider their compatibility with maintaining the independence of EY.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our Audit Committee is required to pre-approve all audit and non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services and fees paid to EY for our fiscal years ended December 31, 2024 and 2025 were pre-approved by our Audit Committee.

Vote Required

The ratification of the appointment of EY requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter. Abstentions will have the effect of a vote AGAINST the proposal and broker non-votes will have no effect.



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP.



AUDIT COMMITTEE REPORT

The Audit Committee is a committee of the board of directors comprised solely of independent directors as required by the NYSE listing standards and rules and regulations of the SEC. The Audit Committee operates under a written charter approved by the board of directors, which is available in the Governance section of our website at http://investors.arista.com. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. Our independent registered public accounting firm, Ernst & Young LLP ("EY"), is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare our financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and EY;
- discussed with EY the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and
- received the written disclosures and the letter from EY required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with EY its independence.

Based on the Audit Committee's review and discussions with management and EY, the Audit Committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.

Respectfully submitted by the members of the Audit Committee of the board of directors:

Lewis Chew (Chair)
Kelly Battles
Greg Lavender
Yvonne Wassenaar

This Audit Committee report is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended ("Securities Act"), or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

EXECUTIVE OFFICERS

The following table identifies certain information about our executive officers as of April 16, 2026. Officers are appointed by our board of directors to hold office until their successors are appointed. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Jayshree Ullal	65	Chief Executive Officer and Chairperson
Chantelle Breithaupt	54	Senior Vice President, Chief Financial Officer
Kenneth Duda	54	Founder, President, Chief Technology Officer and Director
Todd Nightingale	46	President and Chief Operating Officer

For biographical information about Ms. Ullal and Mr. Duda, please see the section entitled "Board of Directors and Corporate Governance — Continuing Directors."



Chantelle Breithaupt

Senior Vice President, Chief Financial Officer

Ms. Breithaupt joined Arista Networks, Inc. in January 2024 and was appointed as the Company's Senior Vice President, Chief Financial Officer effective as of February 12, 2024. Ms. Breithaupt served as Senior Vice President and Chief Financial Officer of Aspen Technology, an industrial software company, from March 2021 to December 2023. Prior to Aspen Technology, Ms. Breithaupt spent seven years with Cisco Systems Inc., a networking technology company. She held multiple leadership positions at Cisco, most recently as Senior Vice President, Finance from January 2021 to March 2021, Vice President of Finance – Customer Experience/Services from August 2018 to January 2021, Vice President – Finance, Americas from October 2017 to August 2018 and Senior Director – Operational Finance from April 2014 to August 2015. Before Cisco, Ms. Breithaupt worked with General Electric Company, an industrial conglomerate, for 15 years, where she held progressive, executive global finance roles. Ms. Breithaupt has served as a member of the board of directors of Ambarella, Inc., a semiconductor design company, since February 2025. Ms. Breithaupt holds an Honors Business Administration degree from Wilfrid Laurier University (Canada).



Todd Nightingale

President and Chief Operating Officer

Mr. Nightingale has served as our President and Chief Operating Officer since June 2025. Mr. Nightingale has served as the Chief Executive Officer and member of the Board of Directors of Fastly, Inc., a cloud computing company, from September 2022 to June 2025. Prior to Fastly, Inc., Mr. Nightingale previously served as the Executive Vice President and General Manager of Enterprise Networking and Cloud at Cisco Systems, Inc. from March 2020 to September 2022. Mr. Nightingale served as the Senior Vice President and General Manager of Cisco Meraki, an IT solutions company owned by Cisco, from June 2016 to March 2020. Prior to that he held various roles as a Vice President at Cisco Meraki. Mr. Nightingale holds a Bachelor of Science in electrical engineering and computer science from Massachusetts Institute of Technology as well as a Masters in Engineering from Massachusetts Institute of Technology.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the section entitled "Compensation Discussion and Analysis" with management. Based on such review and discussion, the Compensation Committee has recommended to the board of directors that the section entitled "Compensation Discussion and Analysis" be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the board of directors:

Charles Giancarlo (Chair)
Daniel Scheinman
Mark B. Templeton

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The compensation provided to those individuals who are our named executive officers for our fiscal year ended December 31, 2025 (our "Named Executive Officers") is set forth in detail in the Fiscal 2025 Summary Compensation Table and the other tables that follow this Compensation Discussion and Analysis. The following discussion provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each component of compensation that we provide to our Named Executive Officers. In addition, we explain how and why the Compensation Committee of our board of directors arrived at the specific compensation policies and decisions for our Named Executive Officers. The following are the individuals who served as our Named Executive Officers for fiscal 2025:

- Jayshree Ullal, our Chief Executive Officer;
- Chantelle Breithaupt, our Senior Vice President and Chief Financial Officer;
- Kenneth Duda, our President and Chief Technology Officer;
- Todd Nightingale, our President and Chief Operating Officer; and
- Marc Taxay, our former Senior Vice President, General Counsel

Mr. Taxay served as our Senior Vice President, General Counsel for a portion of 2025. Given his services in his executive officer role, Mr. Taxay is included as an NEO for the purposes of this Proxy Statement in compliance with applicable disclosure requirements; however, any references to "Named Executive Officers" or "NEOs" that relate to events, actions, decisions, or other matters that occurred after his services as Senior Vice President, General Counsel ceased with the Company should be read to exclude him unless specifically noted.

The assignment and structure of responsibilities among our Named Executive Officers changed significantly in 2025 to enhance the alignment of our leadership structure with our Arista 2.0 strategy. Mr. Nightingale joined us in a newly created role of President and Chief Operating Officer. This is a key leadership role that oversees the part of our organization that is focused on enterprise data centers, campus networks and manufacturing. Mr. Duda's role was expanded, as represented by his shift from Chief Technology Officer and Senior Vice President of Software Engineering to our President and Chief Technology Officer. Mr. Duda is primarily responsible for overseeing the part of our organization that is focused on research, development, and technology innovation. We believe that splitting these responsibilities between Mr. Nightingale and Mr. Duda to leverage their depth of experience will be a key to success in our next stage of growth. Additionally, Ms. Breithaupt took on significant new responsibilities following the departure of Mr. Taxay, our former Senior Vice President and General Counsel, and the restructuring of our legal operations, cybersecurity, and information technology functions. We carefully tailored our recent compensation decisions in 2025 and 2024 to reflect the size and scope necessary to implement these structural changes.

Our board of directors has delegated to the Compensation Committee authority and responsibility for establishing and overseeing salaries, incentive compensation programs, and other forms of compensation for our executive officers, general remuneration policies for the balance of our employee population, and for overseeing and administering our equity incentive and benefits plans.

The following compensation governance standards in our executive compensation policies and practices are currently in effect:

What We Do

- **Annual Review.** We perform annual reviews of our executive compensation program.
- **Performance-Based Equity.** In 2025, we continued to use performance-based equity as a significant part of our compensation program for our Named Executive Officers.
- **Independence.** Our Compensation Committee is made up solely of independent directors and makes all executive compensation decisions.
- **Compensation Consultant.** Our Compensation Committee engages its own independent compensation consultant to assist with its compensation reviews.
- **Stock Ownership Guidelines.** To align the long-term interests of our CEO, CFO, and Presidents with those of our stockholders, these executives are required to own specified minimum levels of Company stock.
- **Clawback Policy.** We may seek the recovery of cash incentive compensation and performance-based equity compensation paid to our executive officers.
- **Robust Stockholder Engagement.** We engaged in an active, year-round stockholder engagement process where we meet with our stockholders and other key stakeholders to discuss, among other topics, our executive compensation programs.
- **Annual Advisory Say-On-Pay.** We solicit an advisory vote on executive compensation on an annual basis.

What We Do Not Do

- **No Executive-Only Retirement Programs.** We do not offer pension arrangements, retirement plans, or nonqualified deferred compensation plans or arrangements to our executive officers, other than the plans generally available to all employees.
- **No Excise Tax Gross-Ups.** We do not offer golden parachute tax gross-ups to any of our Named Executive Officers or other executive officers.
- **No "Single-Trigger" Benefits and Limited "Double-Trigger" Benefits.** Potential change in control payments and benefits are limited in nature and are received only in connection with the termination of employment without cause or for good reason in connection with or following a change in control.
- **No Equity Award Repricing or Exchange.** Awards under our 2014 Plan may not be repriced or exchanged without stockholder approval.
- **No Dividends or Distributions.** No dividends or distributions are paid with respect to the unvested portion of awards under our 2014 Plan.

Overview

FISCAL 2025 BUSINESS HIGHLIGHTS

Our executive compensation program is designed to align the compensation of our executives with our operating and financial performance and create value for our stockholders. Accordingly, you should consider our executive compensation decisions in the context of our financial and operational performance during fiscal 2025, including:

Revenue

$9B
FY2025 REVENUE

Revenue for our fiscal 2025 was $9 billion, representing an increase of 28.6% compared to fiscal 2024. Product revenue increased by $1.7 billion, or 28.8%, for the year ended December 31, 2025 compared to 2024. This increase reflects healthy customer demand and higher shipments of our switching and routing platforms, with strong contributions across our customer base. In addition, service revenue increased by $309.7 million, or 27.7%, in the year ended December 31, 2025 compared to 2024, as a result of continued growth in initial and renewal support contracts as our customer installed base has continued to expand. Non-Americas revenues as a percentage of our total revenues increased from 18.2% in 2024 to 20.9% in 2025, which was primarily driven by changes in the geographic mix of sales to our large global customers.

Operating Income

$3.9B
FY2025 GAAP OPERATING INCOME

$4.3B
FY2025 NON-GAAP OPERATING INCOME

48.2%
OF REVENUE

Our GAAP operating income for fiscal 2025 was $3.9 billion or 42.8% of revenue, representing a 30.95% increase compared to fiscal 2024.

Our non-GAAP operating income for fiscal 2025 was $4.3 billion or 48.2% of revenue, representing a 30.37% increase compared to fiscal 2024 and 13% above our internal targets set at the beginning of the year. This outperformance reflected the benefit of increased revenue growth and careful expense management throughout the year. The ratio of non-GAAP operating income to revenue is a key metric for our stockholders as it provides a consistent measure of the profitability of our business and as a result we used non-GAAP operating income as a metric in our 2025 Bonus Plan (as defined below).

See Appendix A for reconciliation of GAAP to non-GAAP financial measures.

FISCAL 2025 EXECUTIVE COMPENSATION HIGHLIGHTS

As reflected in our general compensation philosophy and objectives, our executive compensation program is intended to reward performance, attract and retain key personnel and increase stockholder value. In light of our financial performance as described in the "Fiscal 2025 Business Highlights" section above, our fiscal 2025 executive compensation program was intended to reward performance against our financial and key business objectives and incentivize successful performance in these areas. Accordingly, our key executive compensation actions in fiscal 2025 advanced these objectives:

- **Limited Base Salary Increases**-We provided a limited increase of less than 5% to the base salary of Ms. Breithaupt, but we did not provide any base salary increases to any of our other Named Executive Officers in fiscal 2025. Our CEO's base salary has been the same for over a decade and the base salary of our Chief Technology Officer has been the same since May 2018.
- **Annual Bonuses Reflecting Pay for Performance**-We did not provide any target bonus increases to our Named Executive Officers in fiscal 2025. As noted above, in fiscal 2025, we achieved revenue of approximately $9 billion representing an increase of 28.6% compared to fiscal 2024, combined with non-GAAP Operating Income of $4.3 billion, an increase of 30.37% from 2024 and 13% above our internal targets. In addition to this financial performance, we made significant progress on our business diversification goals with strong growth in our enterprise and provider businesses. We demonstrated continued excellence in product quality, innovation and support as demonstrated by healthy new product qualification and order activity with our cloud titan customers. Performance across all of these metrics resulted in payments to our Named Executive Officers under the 2025 Bonus Plan.
- **No Equity Awards for Our CEO**-We did not make any grant of PRSUs or RSUs to our CEO in 2025, who elected to forego a grant in order balance dilution management with the need to retain and recruit top-tier executives to broaden our profile and support the Arista 2.0 strategy.
- **Equity Awards Promoting Our Stockholders' Interests**-Long-term equity incentives constitute a significant majority of compensation paid to Named Executive Officers in 2025. Long-term equity incentives align the interests of executives with those of our stockholders. For fiscal 2025, we continued to provide long-term equity compensation to our Named Executive Officers other than our CEO.
- **Equity Awards Subject to Achievement**-Performance-based equity was continued as an important portion of our executive compensation program for our Named Executive Officers, with performance-based equity representing 100% of our CEO's equity compensation.

Effect of Most Recent Stockholder Advisory Vote on Executive Compensation

Our board of directors and Compensation Committee considers the results of the annual stockholder advisory vote on the compensation of our Named Executive Officers and stockholder feedback on our executive compensation program as part of its annual executive compensation review. At our 2025 annual meeting of stockholders, approximately 62% of the votes cast approved the compensation program for our Named Executive Officers as described in our 2025 proxy statement. Based on this level of stockholder support, we reached out to and had robust discussions with our stockholders to better understand their perspectives. You can find more details about our stockholder outreach and the steps that we have taken to address stockholder concerns about our executive compensation program and policies in the section of this proxy statement entitled, "Board of Directors & Corporate Governance — Stockholder Outreach." Our Compensation Committee continues to evaluate the executive compensation program and policies to determine the most appropriate ways of effecting our executive compensation philosophy and objectives. Our Compensation Committee currently intends to continue to consider the results of the annual advisory vote on executive compensation and stockholder feedback as data points in making executive compensation decisions.

Executive Compensation Philosophy and Objectives

We operate in a highly competitive business environment, which is characterized by frequent technological advances. To successfully grow our business in this dynamic environment, we must continually develop and refine our products and services to stay ahead of our competitors. To achieve these objectives, we need a highly talented and seasoned team of technical, sales, marketing, operations, and other business professionals. We compete with other companies in our industry and other technology companies in the Silicon Valley to attract and retain a skilled management team. To attract and retain qualified executive candidates, our Compensation Committee recognizes that it needs to develop competitive compensation packages. At the same time, our Compensation Committee is sensitive to the need to integrate new Named Executive Officers into our executive compensation structure that we were seeking to develop, balancing both competitive and internal equity considerations. To meet this challenge, we have embraced a compensation philosophy of offering our Named Executive Officers a competitive total compensation program, which we view as the sum of base salary, cash performance-based incentives, equity compensation and employee benefits, each of which recognizes and rewards individual performance and contributions to our success, allowing us to attract, retain, and motivate talented executives with the skills and abilities needed to drive our desired business results.

The specific objectives of our executive compensation program are to:

- reward the successful achievement of our financial growth objectives;
- drive the development of a successful and profitable business;
- attract, motivate, reward, and retain highly qualified executives who are important to our success;
- recognize strong performers by offering cash performance-based incentive compensation and equity awards that have the potential to reward individual achievement as well as contributions to our overall success;
- reward long-term performance objectives and manage dilution by implementing a unique structure that grants equity awards that do not begin vesting until many years in the future and provide upside potential to our executives; and
- create value for our stockholders.

COMPENSATION PROGRAM DESIGN

Our executive compensation program for fiscal 2025 reflected our stage of development as a growing publicly traded company. Accordingly, the compensation of our Named Executive Officers consisted of base salary, a short-term cash incentive compensation opportunity, long-term equity compensation in the form of performance-based restricted stock units (“PRSUs”) for our CEO and both PRSUs and time-based restricted stock units (“RSUs”) for our other Named Executive Officers, and certain employee health and welfare benefits.

We offer cash compensation in the form of base salaries and cash incentive compensation opportunities with an annual payment component. Typically, we have structured our annual cash incentive compensation opportunities to focus on the achievement of specific short-term financial and operational objectives that will further our longer-term growth objectives with the plan subject to a minimum level of performance and a cap to ensure the plan is affordable based on company performance.

Additionally, equity awards for shares of our common stock serve as a key component of our executive compensation program. For 2025, we granted (i) PRSUs (which become eligible to vest only if the threshold performance is achieved) to all of our Named Executive Officers (other than our CEO, who did not receive a new PRSU grant in 2025) and (ii) RSUs (which provide value certainty to recipients and limit dilution to our stockholders) to our Named Executive Officers other than our CEO. In the future, we may introduce other forms of equity awards, as we deem appropriate, into our executive compensation program to offer our Named Executive Officers additional types of long-term incentive compensation that further the objective of aligning the recipient’s interests with those of our stockholders.

Finally, we offer executives standard health and welfare benefits that are generally available to our other employees, including medical, dental, vision, flexible spending accounts, life insurance and 401(k) plans.

We have not adopted any formal policies or guidelines for allocating compensation between current and long-term compensation or between cash and non-cash compensation, although we use competitive market data to understand the competitive market framework for pay mix. Within this overall framework, our Compensation Committee reviews each component of executive compensation separately and also takes into consideration the value of each Named Executive Officer’s compensation package as a whole and its relative value in comparison to our other Named Executive Officers.

Our Compensation Committee evaluates our compensation philosophy and executive compensation program as circumstances require, and reviews executive compensation annually. As part of this review, we expect that our Compensation Committee will apply our philosophy and the objectives outlined above, together with consideration for the levels of compensation that we would be willing to pay to ensure that our executive compensation remains competitive and that we meet our retention objectives, as well as the cost to us if we were required to find a replacement for a key executive officer.

COMPENSATION-SETTING PROCESS

Role of our Compensation Committee

Compensation decisions for our executives are made by our Compensation Committee. Currently, our Compensation Committee is responsible for reviewing, evaluating and approving the compensation arrangements, plans, policies, and practices for our Named Executive Officers and overseeing and administering our cash-based and equity-based compensation plans.

Each fiscal year, our Compensation Committee, after consulting with our management team and its compensation consultant, establishes our corporate performance objectives and makes decisions with respect to any base salary adjustment, and approves the corporate performance objectives and target annual cash incentive compensation opportunities and equity awards for our executive officers, including our Named Executive Officers, for the upcoming fiscal year. With respect to (i) our cash incentive compensation plan and (ii) the performance-based equity grant to our Named Executive Officers in 2025, our Compensation Committee determines the applicable goals for each corporate performance objective used for the applicable year.

Our Compensation Committee reviews our executive compensation program from time to time, including any incentive compensation plans, to determine whether they are appropriate, properly coordinated, and achieve their intended purposes, and to make any modifications to existing plans and arrangements or to adopt new plans or arrangements.

Role of Management

In carrying out its responsibilities, our Compensation Committee works with members of our management team, including our CEO and our Group Vice President, Worldwide Human Resources & Operations. Typically, our management team (together with our compensation consultant) assists our Compensation Committee in the execution of its responsibilities by providing information on corporate and individual performance, market data, and management's perspective and recommendations on compensation matters.

Typically, except with respect to her own compensation, our CEO will make recommendations to our Compensation Committee regarding compensation matters, including the compensation of our executive officers. Our CEO also participates in meetings of our Compensation Committee, except with respect to discussions involving her own compensation in which case she leaves the meeting.

While our Compensation Committee solicits the recommendations and proposals of our CEO with respect to compensation-related matters, these recommendations and proposals are only one factor in our Compensation Committee's decision-making process.

Role of Compensation Consultant

Our Compensation Committee is authorized to retain the services of one or more executive compensation advisors from time to time, as it sees fit, in connection with carrying out its duties.

In fiscal 2025, our Compensation Committee continued to engage Aon, a national compensation consulting firm, to assist us in executing our executive compensation strategy and guiding principles, assessing current executive total compensation levels against competitive market practices, developing a compensation peer group and advising on potential executive compensation decisions for fiscal 2025. Our Compensation Committee provided Aon with instructions regarding the goals of our executive compensation program and the parameters of the competitive review of executive officer compensation packages that it was to conduct. In particular, the Compensation Committee instructed Aon to analyze whether the compensation packages of our executive officers were consistent with our compensation philosophy and competitive relative to market-based peer practices and general market trends. The Compensation Committee further instructed Aon to evaluate the following components to assist the

Compensation Committee in establishing fiscal 2025 compensation: base salary; target and actual annual incentive compensation; target and actual total cash compensation (base salary and annual incentive compensation); long-term incentive compensation (equity awards); target and actual total direct compensation (base salary, annual incentive compensation and long-term incentive compensation); and the retention value of the outstanding awards to examine talent risk.

Aon does not provide any services to us other than the services provided to our Compensation Committee. Our Compensation Committee has assessed the independence of Aon taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the NYSE listing standards, and has concluded that no conflict of interest exists with respect to the work that Aon performs for our Compensation Committee.

Use of Competitive Data

To assess the competitiveness of our executive compensation program and to assist in setting compensation levels, Aon provided market data for the compensation peer group approved by our Compensation Committee. Aon also provides information on general market trends, governance best practices, share plan dilution trends and other matters that support the Compensation Committee in fulfilling its fiduciary responsibilities. The Compensation Committee considered compensation holistically and does not refer to a set formula or percentile when it designs compensation packages. Competitive market data is just one input that the Compensation Committee considered to supplement their extensive business experience and inform their business judgment in the design of compensation policies that achieve the goal of attracting, motivating and retaining a top tier workforce.

Competitive Positioning

In fiscal 2025, our Compensation Committee continued to compare and analyze our executive compensation program with that of a formal compensation peer group of companies.

In fiscal 2025, our Compensation Committee reviewed our executive compensation peer group, highlighting potential outliers in the existing group and adjusting for changes in our market capitalization. In considering an updated peer group, our Compensation Committee considered the following criteria: (i) companies in the computer networking, communication products/services and software sectors with a focus on growing technology companies; (ii) companies with revenues between $3 billion to $15 billion (approximately 0.5x to 2.5x of our then-current trailing 12-month revenue); (iii) companies with market capitalization generally between $30 billion and $200 billion (approximately 0.3x to 2x of our then-current market capitalization); and (iv) companies with positive revenue growth, with a preference for companies at or above 10% revenue growth. As a result, the following group was our executive compensation peer group for fiscal 2025 compensatory decisions for fiscal year 2025:

Executive Compensation Peer Group for Fiscal 2025

Akamai Technologies	CrowdStrike	Intuitive Surgical	Synopsys
Autodesk	Digital Realty	NetApp	Workday
Cadence Design Systems	Equinix	Palo Alto Networks	Zscaler
Ciena	Fortinet	ServiceNow	

With respect to fiscal 2026 executive compensation decisions our Compensation Committee reconsidered the peer group, highlighting potential outliers in the existing group and adjusting for changes in our market capitalization. In considering an updated peer group, our Compensation Committee considered the following criteria: (i) companies in the computer networking, communication products/ services and software sectors with a focus on growing technology companies; (ii) companies with revenues between $3.5 billion to $18.5 billion (approximately 0.5x to 2.5x of our then-current trailing 12-month revenue); (iii) companies with market capitalization generally between $35 and $235 billion (approximately 0.3x to 2x of our then-current market capitalization); and (iv) companies with positive revenue growth, with a preference for companies at or above 10% revenue growth. As a result, the following group was our executive compensation peer group for fiscal 2026 compensatory decisions for fiscal 2026:

Executive Compensation Peer Group for Fiscal 2026

Akamai Technologies	Ciena	Fortinet	ServiceNow
Advanced Micro Devices*	CrowdStrike	Intuitive Surgical	Synopsys
Autodesk	Digital Realty	NetApp	Workday
Cadence Design Systems	Equinix	Palo Alto Networks	Zscaler

* Company added to peer group for fiscal 2026 based on market cap at the time of approval.

As a result of changes in our compensation peer group, we are positioned at the 63rd percentile in terms of revenue and the 74th percentile in terms of market capitalization (on a 30-day average basis) at the time the peer group was approved.

Aon provides our Compensation Committee with market data from our compensation peer group regarding each element of our executive compensation program. However, our Compensation Committee does not rely on a specific benchmark or percentile in our compensation peer group for any particular element of compensation preferring to understand the range of pay between the 25th and 75th percentiles as a basis for looking at total compensation. The Compensation Committee continues to place more emphasize on long-term incentives over cash compensation to focus on the long-term success of the company and to align our executives with stockholders interest, which we believe also supports the stated goal of retention over time.

Executive Compensation Program Components

For fiscal 2025, the portion of our Named Executive Officers' (excluding Mr. Taxay, who departed in fiscal 2025) actual total direct compensation (which consists of the base salaries, bonus and annual cash incentive plan compensation paid to our Named Executive Officers with respect to fiscal 2025 and the grant-date fair values of the equity awards granted to our Named Executive Officers in fiscal 2025, with each such value calculated in the same manner as set forth in our Fiscal 2025 Summary Compensation Table below) represented by each material component of our executive compensation program was as follows:


Base Salary
(1.6%)
Annual Cash
Incentive
Compensation
(1.3%)
Equity
Compensation
(97.1%)
Base Salary
Annual Cash Incentive Compensation
Equity Compensation

The following describes each component of our executive compensation program, the rationale for each, and how the compensation amounts and awards were determined for fiscal 2025.

Base Salary. Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate our Named Executive Officers for services rendered during the fiscal year and to ensure that we remain competitive in attracting and retaining executive talent.

Our Compensation Committee reviews the base salaries of each Named Executive Officer annually and makes adjustments as it determines to be reasonable and necessary to reflect the scope of a Named Executive Officer's performance, contributions, responsibilities, experience, prior salary level, position (in the case of a promotion), and market conditions. We typically establish the initial base salary of a Named Executive Officer through arm's-length negotiation at the time, after taking into consideration his or her position, qualifications, experience, salary expectations, and the base salaries of our other executives.

For fiscal 2025, our Compensation Committee determined to implement a minor increase of less than 5% to the base salary of Ms. Breithaupt, but determined not to make any changes to the base salaries of our other Named Executive Officers (which were generally around or below the 25th percentile in our compensation peer group) as it thought the base salary levels continued to be appropriate and to continue to focus on long-term incentives in the total compensation policy.

Our Named Executive Officers' base salaries for fiscal 2025 were as follows:

Named Executive Officer	Base Salary through 2025
Jayshree Ullal	$300,000
Chantelle Breithaupt	$330,000
Kenneth Duda	$300,000
Todd Nightingale	$350,000
Marc Taxay[(1)]	$315,000

(1) Mr. Taxay resigned from his position as Senior Vice President, General Counsel effective May 7, 2025.

Annual Cash Incentive Compensation; 2025 Bonus Plan

We use cash incentive compensation under our omnibus Employee Incentive Plan to motivate our executive officers, including our Named Executive Officers, to achieve our annual financial and key operational objectives, while making progress towards our longer-term strategic goals. Each fiscal year, our Compensation Committee sets the terms and conditions of the Employee Incentive Plan for that fiscal year, which identifies the plan participants and establishes the target cash incentive opportunity for each participant, the performance measures to be used to determine whether to make payouts related to the fiscal year and the associated target levels for each measure, and the potential payouts based on actual performance for the fiscal year. Typically, cash incentive payouts have been determined after the end of the applicable performance period based on our performance against one or more financial and operational performance objectives for the performance period as set forth in our annual operating plan. The goals are typically reviewed and established in the first quarter each year, with performance evaluated after the close of the fiscal year as part of the standard Compensation Committee process.

In February 2025, our Compensation Committee set the terms and conditions of the Employee Incentive Plan for fiscal 2025 (the "2025 Bonus Plan"). The 2025 Bonus Plan included financial performance metrics for revenue and non-GAAP operating income for the year.

Metrics	Weight	Target
Revenue	50%	$ 8.25 billion
Non-GAAP Operating Income	50%	$3.8385 billion

These two financial metrics determined the funding percentage of the overall bonus program. No payout would be made under the plan if achievement of the revenue metric was below 85% of the revenue metric target of $8.25 billion. Overachievement of revenue and/or non-GAAP operating income for the year as compared to the targets would result in funding above 100% of the bonus pool available for distribution, subject to the implementation of negative discretion in the event that gross margin does not exceed our internal target, quality was not acceptable, we did not grow our non-cloud business or did not achieve new customer growth in line with our internal goals.

Once the funding percentage of the 2025 Bonus Plan was determined as outlined above, our Compensation Committee would evaluate performance for each of our Named Executive Officers. In determining the payout for each

Named Executive Officer, our Compensation Committee considers multiple factors including: (A) contribution of the individual to the achievement of the quantitative financial measures set forth above regarding the funding of the overall bonus pool; (B) achievement against additional objectives related to the future growth of our business, including ability to diversify and deliver in new markets; (C) consistent execution on product quality, innovation and support; and (D) overall individual performance. The 2025 Bonus Plan provided for a single annual payout to each participant following the end of fiscal 2025 after our Compensation Committee evaluated corporate and individual performance as outlined above.

For purposes of our 2025 Bonus Plan, we define revenue in accordance with GAAP, and non-GAAP operating income as GAAP operating income, less stock-based compensation expenses and the amortization of intangible assets. A reconciliation of the non-GAAP financial metrics to the related GAAP financial measure is set forth in Appendix A.

Our Compensation Committee approved the following preliminary targets for the 2025 annual cash incentive compensation of our Named Executive Officers (which provided each of our Named Executive Officers with target total cash compensation around or below the 25th percentile in our compensation peer group). Consistent with fiscal 2024, for our CEO, this target was 100% of base salary, while the target for our other Named Executive Officers was 60% of base salary. These targets are not strict targets and merely inform the aggregate of bonuses that will be accrued for financial accounting purposes. Once a total incentive pool is accrued for all participants in the 2025 Bonus Plan, our Compensation Committee looks at the performance for the year across the key metrics discussed above and factors in individual performance and market comparable compensation in our peer group in determining an actual cash incentive paid to each Named Executive Officer for their contribution in the performance year.

For fiscal 2025, we achieved revenue of approximately $9 billion (an increase of 28.6% from 2024, and above our plan target by approximately 9%). In addition, we achieved non-GAAP operating income of approximately $4.3 billion (an increase of 48.2% from 2024, and above our plan target by approximately 13%). Our Compensation Committee considered our overall achievement against these key metrics and determined it was appropriate to establish the 2025 Bonus Plan funding percentage at a level of 100%, the accrual of which is included in the above financial results.

Following the funding of the 2025 Bonus Plan based on the financial metrics outlined above, our Compensation Committee looked at performance with respect to the other key metrics including gross margin, operating margin, growth in non-cloud revenue, diversification and delivery into new markets, product quality, innovation and support, and individual performance for the purposes of potential downward adjustments. Our Compensation Committee considered that we made significant progress against our business diversification goals during the year with strong growth in our enterprise and provider businesses. We also demonstrated continued excellence in product quality, innovation and support as demonstrated by healthy new product qualification and order activity with our cloud titan customers in the second half of 2025.

Given our overall financial performance for the year and the significant progress made against our non-financial objectives for the year combined with our Compensation Committee’s determination of individual performance for each of our Named Executive Officers and including consideration of our total cash compensation being around or below the 25th percentile of compensation of our peer group, the total payouts to our Named Executive Officers under the 2025 Bonus Plan were made as set forth below.

Named Executive Officer	Actual Incentive Compensation
Jayshree Ullal	$300,000
Chantelle Breithaupt	$250,000
Kenneth Duda	$300,000
Todd Nightingale	$ 75,000
Marc Taxay[(1)]	$ —

(1) Mr. Taxay resigned from his position as Senior Vice President, General Counsel effective May 7, 2025.

Equity Compensation

We use equity awards to incentivize and reward our executives (including our Named Executive Officers) for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executives with those of our stockholders. We grant full value awards for shares of our common stock, or awards without a purchase price, such as RSU awards.

New hire, or initial, equity awards for our executives are established through arm's-length negotiations at the time the individual executive is hired. To successfully recruit new talent, our Compensation Committee considers the size and scope of equity awards forfeited by potential executives upon leaving their current employer, as well as the general market for talent for specific roles, in order to ensure that awards are not excessive but are still attractive to induce leaders to join Arista. In making these awards, we also consider, among other things, the prospective role and responsibility of the individual executive, competitive factors, the expectations concerning the size of the equity award, the cash compensation to be received by the executive, and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

In addition, we grant equity awards to our executives when our Compensation Committee determines that such awards are necessary or appropriate to recognize corporate and individual performance, in recognition of a promotion, or to achieve our retention objectives. To date, we have not applied a rigid formula in determining the size of these equity awards. Instead, our Compensation Committee has determined the size of such equity awards for an individual executive after taking into consideration market data compiled from our compensation peer group, a compensation analysis performed by Aon, the equity award recommendations of our CEO, the scope of an executive's performance, contributions, responsibilities, and experience, and the amount of equity compensation held by the executive, including the current economic value of his or her outstanding unvested equity awards and the ability of this equity to satisfy our retention objectives, market conditions, and internal equity considerations. In making its award decisions, our Compensation Committee has exercised its best business judgment to set the size of each award at a level it considered appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value. Equity awards to our named executive officers typically have multi-year vesting periods of four or more years. Importantly, a key design feature of our equity compensation program is the grant of equity awards with a delayed vesting start date (longer service periods requirement), which implements a grant philosophy by which grants are made with a delayed and sometimes extended vesting period. When approving grants, our Compensation Committee reviews the projected annual vesting of our executive's aggregate awards with its compensation consultant. This approach is designed to deliver the maximum retention value in a manner that limits stockholder dilution by leveraging long-term appreciation opportunities to executives with respect to long-term equity awards delivered in advance.

For fiscal 2025, our Compensation Committee continued to provide equity compensation to our CEO in PRSUs only, and a mix of PRSUs and RSUs to our Named Executive Officers other than our CEO.

1. For our CEO, our Compensation Committee did not grant any new PRSU awards in 2025. Our CEO has two outstanding PRSU awards (the "Outstanding CEO PRSUs"). One such award is subject to performance against revenue and operating income goals that has three performance periods in each of fiscal year 2024, 2025 and 2026 (the portion eligible to be earned in 2025, the "2025 AOP PRSUs"), and the other such award is subject to performance against 3-year compound annual growth rate goals for the period of fiscal 2024 through fiscal 2026 ("2024 CAGR PRSUs"). All of the equity delivered to our CEO is performance-contingent with the 2024 CAGR PRSUs, which are 50% of the Outstanding CEO PRSUs, based on 3-year performance.
2. In February 2025, our Compensation Committee granted PRSU awards to our then-serving Named Executive Officers intended to cover fiscal 2025, 2026, and 2027. One-third of the PRSUs would be eligible to be earned each fiscal year, with the performance conditions for each fiscal year determined as soon as practicable during the applicable fiscal year. Our Compensation Committee also granted each of our then-serving Named Executive Officers RSUs that vest in equal quarterly installments over a period of approximately 4 years from the date of grant, with the first vesting day occurring February 2026. The mix between PRSUs and RSUs was approximately 50% PRSUs and 50% RSUs. 100% of the PRSUs granted to our Named Executive Officers other than our CEO that were eligible to be earned with respect to fiscal year 2025 were 2025 AOP PRSUs.
3. In addition to the PRSUs and RSUs described above, in May 2025 our Compensation Committee approved an additional award of RSUs with a target value of $2 million and PRSUs with a target value of $2 million for Ms. Breithaupt (together, the "Role Expansion Award"). The RSU portion of the Role Expansion Award vests in equal quarterly installments over a period of approximately 4 years from the first vesting day, with the first vesting day

occurring February 2028 and vesting thru February 2032. One-quarter of the PRSU portion of the Role Expansion Award would be eligible to be earned based on attainment of certain 2028, 2029, 2030 and 2031 performance conditions. These vesting and performance conditions represent a service period requirement of nearly 7 years.

In approving the Role Expansion Award, our Compensation Committee determined that an additional award was appropriate with the expansion of Ms. Breithaupt's role to take on significant new responsibility following the restructuring of our legal operations, cybersecurity, and information technology functions. Ms. Breithaupt's contributions to overseeing, streamlining and managing our operations has been integral to our growth and continued financial success. Retention was a key consideration of our Compensation Committee in approving this grant as Ms. Breithaupt is a key leader driving our financial strength across functional domains as our business continues to grow. It is also important to consider that we currently see the Role Expansion Award as a one-time event aligned with the timing of her broader role at the company, and do not have any current plans to make additional grants to Ms. Breithaupt outside of our executive equity grant practices in connection with Ms. Breithaupt's role as CFO.

4. Mr. Nightingale was hired into a new role as President and Chief Operating Officer, a role that is intended to complement Mr. Duda's role as President and Chief Technology Officer. We consider this split of responsibilities foundational for the next step in our growth. Following an arm's-length negotiation at the time he was hired, in July 2025, our Compensation Committee granted him RSUs with a target value of $30 million (the "Nightingale RSUs") and PRSU awards to Mr. Nightingale intended to cover fiscal 2025 and 2026 with a target value of $2 million (the "Nightingale July PRSUs," together with the Nightingale RSUs, the "Nightingale Awards") to ensure that Mr. Nightingale's performance period was aligned with the broader leadership team. One-third of the Nightingale July PRSUs would be eligible to be earned based on performance in each of three 6-month performance periods, representing a near term incentive measured against several key business priorities that supported our market leading customer adoption and Arista 2.0 strategy.

   In determining the size and structure of the Nightingale RSUs and Nightingale July PRSUs, our Compensation Committee considered Mr. Nightingale's strong background in the networking industry, the Company's executive leadership structure and depth of executive talent, and the compensation required to attract Mr. Nightingale from his prior role, with the need to buy-out the unvested equity due to shares being forfeited at his prior employer. Mr. Nightingale's hiring is key to our forward looking growth, our ability to continue to scale our operations and drive to lead in our market. The Compensation Committee determined that the approved awards were necessary to incentivize and motivate Mr. Nightingale in alignment with Arista's priorities given his prior track record as a public company executive and having had experience as a CEO.

   The Compensation Committee carefully evaluated the size and structure of the Nightingale Awards to maintain strong pay-for-performance alignment. In structuring the Nightingale Awards, the Compensation Committee considered the comparable base salary, incentive cash, time-based equity and performance equity that Mr. Nightingale was eligible to receive at his prior employer and what he would be eligible to receive for a comparable leadership role with another employer, in light of the fact that Arista's base salary typically accounts for a smaller portion of our executive officers' compensation than at our peer or other technology companies. In addition, as an employee of the Company, Mr. Nightingale is eligible to participate in our short-term, performance-based annual bonus program. Moreover, our Compensation Committee determined that the Nightingale PRSUs establish robust performance goals for Mr. Nightingale, which will serve as a basis for the Compensation Committee to assess his contribution to our results in its regular annual review cycle.

5. Following a rigorous analysis of our equity compensation program, in October 2025 our Compensation Committee granted additional awards of PRSUs to Ms. Breithaupt and Mr. Duda intended to cover fiscal 2029, 2030, and 2031, and to Mr. Nightingale intended to cover fiscal 2030, 2031, and 2032. One-third of the PRSUs would be eligible to be earned each fiscal year, with the performance conditions for each fiscal year determined as soon as practicable during the applicable fiscal year. The decision to make these grants with delayed vesting, in this case delayed over four to five years depending on the Named Executive Officer, aligns with our grant philosophy discussed above designed to deliver the maximum retention value in a manner that limits stockholder dilution by leveraging long-term appreciation opportunities to executives with respect to long-term equity awards delivered in advance. We believe that this approach balances long-term value creation and stockholder alignment with the need to grant awards for retention purposes.

Our Compensation Committee determined that the mix of performance goals of existing equity awards for our CEO and the proportion of performance- and service-based awards of new awards for our other Named Executive Officer provided appropriate incentives to retain and motivate our Named Executive Officers and help to achieve success in our business, and that this mix would best incentivize our Named Executive Officers to drive stockholder value creation, while also satisfying the need to deliver value certainty to our Named Executive Officers other than our CEO.

Our historical commitment to aligning pay for performance is demonstrated by our recent say-on-pay votes, in which approximately 94% of the votes cast in 2023 and 93% of the votes cast in 2024 approved our compensation program in the respective year. In 2025, 62% of the votes cast for say-on-pay approved our compensation program, and our Compensation Committee considered the results of last year's annual say-on-pay stockholder advisory vote and stockholder feedback on our executive compensation program as part of its annual executive compensation review, including its decision to grant the Role Expansion Award and the Nightingale Awards. We remain committed to the principles of aligning pay for performance, and believe that the Role Expansion Award and the Nightingale Awards will strengthen that alignment and help us achieve our goals. We manage our equity plan responsibly, as indicated by our current one-year burn rate and three-year average burn rate being less than one percent. Our three-year average burn rate is well below both ISS's 2.15% benchmark and the 2% threshold commonly used by institutional investors to assess equity plan management for our sector.

In determining the size of awards to our Named Executive Officers, our Compensation Committee considered market compensation data from our peer group, the unvested equity held by each of these Named Executive Officers and the Named Executive Officer's expected future contributions to the Company and towards growing stockholder value.

2025 Performance-Based Awards Grant and Achievement

In February and October 2025 (and with respect to Mr. Nightingale, in July and October 2025), we granted performance-based awards of PRSUs to our Named Executive Officers to incentivize our Named Executive Officers and drive stockholder value creation. Both sets of grants were made following a rigorous analysis with respect to each recipient's vesting schedule, with the October 2025 grants only becoming eligible to vest based on performance in fiscal years 2029-2031 for Ms. Breithaupt and Mr. Duda, and in fiscal years 2030-2032 for Mr. Nightingale. The October grants do not become eligible to vest until 2029, or 2030 for Mr. Nightingale, and were designed in accordance with our delayed vesting philosophy to deliver the maximum retention value in a manner that limits stockholder dilution by leveraging long-term appreciation opportunities to executives with respect to long-term equity awards delivered in advance. As a result of our philosophy, a higher percentage of our long-term equity incentives do not vest until after a significant period of service, which can be illustrated as follows:

	Performance Fiscal Year*							
	2025	2026	2027	2028	2029	2030	2031	2032
PRSUs granted in FY 2023:								
PRSUs granted in FY 2024:	⁑							
	†							
PRSUs granted in February FY 2025:	⁑†							
PRSUs granted in May FY 2025:				⁑				
PRSUs granted in July FY 2025:	‡							
PRSUs granted in October FY 2025:					⁑†			
						‡		

* Except for Mr. Nightingale's July 2025 PRSUs, if earned, vesting does not occur until February 20 of the fiscal year following the performance fiscal year, subject to continued employment through the vesting date. If earned, the vesting for the tranches of Mr. Nightingale's July 2025 PRSUs occurs in February 20, 2026, August 20, 2026 and February 20, 2027, subject to continued employment through the vesting date.

⁑ PRSU grant vesting for Ms. Breithaupt.

† PRSU grant vesting for Mr. Duda.

‡ PRSU grant vesting for Mr. Nightingale.

The table below describes the PRSUs granted to our Named Executive Officers. The intended value was converted into a target number of PRSUs by reference to our trading price during the 90-day period preceding the date of grant in accordance with our standard practices.

Named Executive Officer	Target Number of PRSUs (February 2025)	Target Number of PRSUs (May 2025)	Target Number of PRSUs (July 2025)	Target Number of PRSUs (October 2025)	Aggregate Intended Value
Jayshree Ullal	—	—	—	—	—
Chantelle Breithaupt	21,600[1]	31,080[3]	—	46,380[5]	$8,000,000
Kenneth Duda	21,600[1]	—	—	81,160[5]	$9,000,000
Todd Nightingale	—	—	31,080[4]	70,730[6]	$8,100,000
Marc Taxay	14,580[2]	—	—	—	$1,350,000

1. 1/3 of the shares are earned based on attainment of certain 2025, 2026, and 2027 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. Shares earned will vest on February 20th of the year following the associated performance year. The performance conditions for each of fiscal 2026 and 2027 will be determined as soon as practicable during the applicable fiscal year.
2. Mr. Taxay resigned from his position as Senior Vice President, General Counsel effective May 7, 2025. These PRSUs were forfeited prior to the establishment of vesting criteria.
3. 1/4 of the shares are earned based on attainment of certain 2028, 2029, 2030 and 2031 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. Shares earned will vest on February 20th of the year following the associated performance year. The performance conditions for each fiscal year will be determined as soon as practicable during the applicable fiscal year.
4. 1/3 the shares are earned based on attainment of certain performance conditions over three 6-month periods during 2025 and 2026. The number of shares in the table reflects the shares available at target (100%). Shares earned over the first 6-month period and the last 6-month period will vest on February 20th of the year following the associated performance. Shares earned for the performance conditions for the first half of 2026 will vest on August 20, 2026. The performance conditions for the second half of fiscal 2026 will be determined as soon as practicable during the applicable fiscal year.
5. 1/3 of the shares are earned based on attainment of certain 2029, 2030, and 2031 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. Shares earned will vest on February 20th of the year following the associated performance year. The performance conditions for each fiscal 2029-2031 will be determined as soon as practicable during the applicable fiscal year.
6. 1/3 of the shares are earned based on attainment of certain 2030, 2031, and 2032 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. Shares earned will vest on February 20th of the year following the associated performance year. The performance conditions for each fiscal 2030-2032 will be determined as soon as practicable during the applicable fiscal year.

2025 AOP PRSUs

The metrics, targets, and actual performance and resulting payout for our Named Executive Officers' (all Named Executive Officers other than Mr. Nightingale) 2025 AOP PRSUs (including, if applicable, 2025 AOP PRSUs granted in 2023 and 2024 to our Named Executive Officers) are shown in the following table:

Performance Period: January 1, 2025 – December 31, 2025

Metrics	Weight	Performance Range		Payout	Results
Revenue	50%	Minimum:	$ <8.2 billion	0%	$9.0 billion
		Target:	$ 8.2 billion	100%	
		Maximum:	$ 8.5 billion	200%	
Non-GAAP Operating Income	50%	Minimum:	$<3.8 million	0%	$4.3 billion
		Target:	$ 3.8 billion	100%	
		Maximum:	$ 3.95 billion	200%	

The number of 2025 AOP PRSUs determined based on actual achievement as described above became eligible to vest upon determination of achievement. The number of 2025 AOP PRSUs that were earned for performance between performance range levels would be determined by linear interpolation, rounded up to the nearest whole share. 100% of the 2025 AOP PRSUs that became eligible to vest vested on the first quarterly vesting date after the date the level of achievement of the performance goals was determined.

For fiscal 2025, our revenue was $9 billion, above the maximum goal. Our non-GAAP operating income was $4.3 billion, above the maximum goal. As a result of this achievement, 2025 AOP PRSUs became eligible to vest as set forth in the table below. As noted above, certain of our other Named Executive Officers remain eligible to earn portions of the PRSUs granted in 2024 and 2025 (based on performance in subsequent fiscal years).

	Number of PRSUs Eligible to Vest[(1)]	
Named Executive Officer	Revenue PRSUs	Non-GAAP Operating Income PRSUs
Jayshree Ullal	20,614	20,614
Chantelle Breithaupt	15,130	15,130
Kenneth Duda	39,108	39,108
Marc Taxay[(2)]	—	—

(1) Includes PRSU Awards granted in 2023, 2024 and 2025 and earned and eligible to vest pursuant to performance in fiscal 2025 (as applicable).

(2) Mr. Taxay resigned from his position as Senior Vice President, General Counsel effective May 7, 2025, and was not eligible to vest any PRSUs tied to 2025 performance targets.

Nightingale July PRSUs

As noted elsewhere, Mr. Nightingale was awarded the Nightingale July PRSUs, one-third of which were eligible to be earned based on performance in the second half of fiscal 2025. Mr. Nightingale's performance targets were determined in order to prioritize key business metrics that supported our market leading customer adoption and Arista 2.0 strategy. The vesting design of the Nightingale July PRSUs demand Mr. Nightingale's immediate contributions in ways that demonstrate a clear linkage between pay and performance. In particular, no portion of the first tranche would have vested unless key bookings and product milestones were satisfied. Furthermore, no portion of the first tranche would vest unless Mr. Nightingale continued his employment with us through February 20, 2026.

Based on our actual achievement in the second half of fiscal 2025, the Nightingale July PRSUs became eligible to vest as set forth in the table below. As noted above, Mr. Nightingale remains eligible to earn portions of the Nightingale July PRSUs granted in July 2025 (based on performance in 2026).

Named Executive Officer	Number of PRSUs Eligible to Vest
Todd Nightingale	10,360

2025 Time-Based Award Grants

In February 2025, we granted RSUs to our Named Executive Officers other than our CEO and Mr. Nightingale. In May 2025, we also granted the Role Expansion Award to Ms. Breithaupt and, in July 2025, the Nightingale RSUs. To promote retention, the awards vest in equal quarterly installments over a period of approximately 4 years from the date of grant, with the first vesting day occurring February 2026, except as described below.

The numbers of shares of our common stock covered by each RSU award granted to our Named Executive Officers in 2025 were as set forth in the chart below. The intended value was converted into RSUs by reference to our trading price during the 90-day period preceding the date of grant in accordance with our standard practices.

Named Executive Officer	RSU Grants	Aggregate Intended Value
Chantelle Breithaupt	52,680(1)	$ 4,000,000
Kenneth Duda	21,600	$ 2,000,000
Todd Nightingale	466,060(2)	$30,000,000
Marc Taxay(3)	14,580	$ 1,350,000

(1) 31,080 of the RSUs were granted in May 2025 as Ms. Breithaupt's Role Expansion Award. The Role Expansion Award vests in equal quarterly installments over a period of approximately 4 years from the first vesting day, with the first vesting day occurring February 2028, thus requiring almost 7 years of service before it fully vests.

(2) Granted in July 2025 in connection with Mr. Nightingale's appointment as our President and Chief Operating Officer. The award vests in equal quarterly installments over a period of approximately 4 years from the date of grant, with the first vesting day occurring August 2026.

(3) Mr. Taxay resigned from his position as Senior Vice President, General Counsel effective May 7, 2025. These RSUs were forfeited.

Nightingale RSUs

Overall, the Nightingale RSUs were designed to deliver total earnings that were relatively consistent with those available to him in the market, which he forewent by joining us, and which we believe was necessary to recruit Mr. Nightingale. We believe that the size and structure of his grant should be considered with the following context in mind:

- *Delayed Vesting*. Consistent with our general approach to equity compensation, Mr. Nightingale's time-based vesting would only be eligible to be earned after he demonstrated sustained performance and the leadership qualities we demanded for a full year, and such time-based equity would be spread out over four total years. We believe that this compares favorably to his on-hire grant at Fastly, Inc., which began vesting quarterly immediately.
- *Replacement of External Compensation Opportunities*:
  - *Reductions in Cash Compensation*. By joining us, Mr. Nightingale accepted significant salary and cash bonus decreases. For example, his salary as reported in the 2025 proxy statement of Fastly, Inc., was $600,000, while his starting salary with us was reduced to $350,000.

  - *Size of Time-Based Award*. The Nightingale RSUs were designed to deliver approximately $7.5 million in equity compensation annually. In light of the reductions to his cash compensation, his importance to our Arista 2.0 strategy, and unique experience and leadership qualities, we believe this amount compares favorably to the $6 million in annual equity compensation in his on-hire grant at Fastly, Inc.
  - *Mix of Time- and Performance-Based Equity*. While Mr. Nightingale's initial grants were weighted to time-based equity, it is not possible to analyze the mix of time- and performance-based equity that he will be eligible to earn without considering Arista's unique approach to stacking performance-based equity. The time- and performance-based equity mix began shifting more toward performance as soon as October 2025 and we expect that trend will continue, consistent with our overall unique approach to equity compensation.
  - *100% Performance-Based Equity for First Year.* 100% of Mr. Nightingale's equity compensation that is eligible to vest within his first year of employment with us is performance-based equity.
  - *Limited Acceleration*. Pursuant to Mr. Nightingale's severance agreement, the Nightingale RSUs will only accelerate as to twelve (12) months of vesting in the event that his employment is involuntarily terminated by us, other than in connection with our change in control.
- *Comparison to Pay of Peer Group*. As discussed elsewhere, we envision Mr. Nightingale playing a key role in our Arista 2.0 strategy. Mr. Nightingale was hired into a new role as President and Chief Operating Officer, which is intended to complement Mr. Duda's role as President and Chief Technology Officer. We consider this split of responsibilities foundational for the next step in our growth. We believe that the intended annual vesting value of Mr. Nightingale's equity awards demonstrates a judicious use of equity compensation that is both comparable to our peers and aligned with our compensation philosophy of emphasizing equity compensation versus cash compensation in a manner that incentivizes the creation of significant value for our stockholders. Furthermore, we believe that Mr. Nightingale's total annual compensation, particularly considering his experience as a public company chief executive officer and his ability to fill external chief executive officer opportunities, is in line with our peer group for a similar role.

WELFARE AND OTHER EMPLOYEE BENEFITS

We have established a tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. In 2025, we made matching contributions for the contributions made to the 401(k) plan by our employees, including certain of our Named Executive Officers. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code (the "Code"), so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

In addition, we provide other benefits to our Named Executive Officers on the same basis as all of our full-time employees. These benefits include standard health, vacation and other benefits offered to our employees.

PERQUISITES AND OTHER PERSONAL BENEFITS

We generally do not provide perquisites to our Named Executive Officers or other personal benefits beyond what is provided to employees on a broad basis.

Named Executive Officer Employment Arrangements

JAYSHREE ULLAL OFFER LETTER

We have entered into an offer letter with Jayshree Ullal, our Chief Executive Officer, pursuant to which Ms. Ullal is an at-will employee. Ms. Ullal's current annual base salary is $300,000 per year, and her target annual bonus is targeted at $300,000. Ms. Ullal is also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

CHANTELLE BREITHAUPT OFFER LETTER & SEVERANCE AGREEMENT

We have entered into an offer letter with Chantelle Breithaupt, our Senior Vice President, Chief Financial Officer, pursuant to which Ms. Breithaupt is an at-will employee. Ms. Breithaupt's current annual base salary is $330,000, and her target annual bonus is targeted at $198,000. Ms. Breithaupt is also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

In addition, we entered into a severance agreement with Ms. Breithaupt. The severance agreement provides that if Ms. Breithaupt's employment is involuntarily terminated other than for "cause" (as generally defined below) or if Ms. Breithaupt resigns for "good reason" (as generally defined below) then, subject to her execution of a release of claims, Ms. Breithaupt will receive continuing payments of her base salary for 12 months and accelerated vesting of time-based equity awards that would have vested had Ms. Breithaupt remained employment with us for 12 months following her termination of employment date. If the qualified termination of employment occurred during the period beginning on, and for 12 months following a change in control, then the equity acceleration benefit would be 50% of the then-unvested equity awards, if greater than the acceleration benefit described in the previous sentence.

For purposes of the severance agreement with Ms. Breithaupt, "cause" means generally:

- an act of dishonesty made by her in connection with her responsibilities as an employee;
- her conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude;
- her gross misconduct;
- her unauthorized use or disclosure of any proprietary information or trade secrets of ours or any other party to whom she owes a duty of non-disclosure as a result of her relationship with us;
- her willful breach of any obligations under any written agreement or covenant with us; or
- her continued failure to perform her duties after a demand from us setting the basis of our belief and failure to cure within 10 business days after receiving such notice.

For purposes of the severance agreement with Ms. Breithaupt, "good reason" means generally a resignation within 30 days following the expiration of any cure period following the occurrence of one or more of the following, without her consent:

- a material diminution of her authority, duties or responsibilities (which includes a reduction in authority, duties or responsibilities in connection with our being acquired and made part of a larger entity);
- a material reduction of her base salary (which excludes a reduction in her base salary of 15% or less in any one year) other than a reduction applied to management generally; or
- a material change in the geographic location of her primary work facility or location (which excludes a relocation of less than 50 miles from her then-present location)

In order to receive the benefits described above, Ms. Breithaupt is required to provide written notice within 90 days of the initial existence of good reason and provide a cure period of 30 days following the date of such notice.

KENNETH DUDA OFFER LETTER

We have entered into an offer letter with Kenneth Duda, our President and Chief Technology Officer, pursuant to which Mr. Duda is an at-will employee. Mr. Duda's current annual base salary is $300,000 per year, and his annual bonus is targeted at $180,000. Mr. Duda is also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

TODD NIGHTINGALE OFFER LETTER & SEVERANCE AGREEMENT

We have entered into an offer letter with Todd Nightingale, our President and Chief Operating Officer, pursuant to which Mr. Nightingale is an at-will employee. Mr. Nightingale's current annual base salary is $350,000 per year. Mr. Nightingale is also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

In addition, we entered into a severance agreement with Mr. Nightingale. The severance agreement provides that if Mr. Nightingale's employment is involuntarily terminated other than for "cause" or if Mr. Nightingale resigns for "good reason" (as generally defined below) then, subject to his execution of a release of claims, Mr. Nightingale will receive continuing payments of his base salary for 12 months and accelerated vesting of time-based equity awards that would have vested had Mr. Nightingale remained employed with us for 12 months following his termination of employment date. If the qualified termination of employment occurred during the period beginning on, and for 12 months following a change in control, then the equity acceleration benefit would be 50% of the then-unvested equity awards, if greater than the acceleration benefit described in the previous sentence.

For purposes of the severance agreement with Mr. Nightingale, "cause" and "good reason" have the same general meanings as set forth in Ms. Breithaupt's severance agreement.

MARC TAXAY OFFER LETTER, SEVERANCE AGREEMENT AND CONSULTING AGREEMENT

Marc Taxay resigned from his position as our Senior Vice President, General Counsel effective May 7, 2025. We had entered into an offer letter with Mr. Taxay, pursuant to which Mr. Taxay was an at-will employee. Mr. Taxay's annual base salary was $315,000 per year and he was eligible for an annual bonus targeted at $189,000. Mr. Taxay was also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

In addition, we had entered into a severance agreement with Mr. Taxay. The severance agreement provided that if Mr. Taxay's employment was involuntarily terminated other than for "cause" or if Mr. Taxay resigned for "good reason" (as generally defined below) then, subject to his execution of a release of claims, Mr. Taxay would receive continuing payments of his base salary for 12 months and accelerated vesting of time-based equity awards that would have vested had Mr. Taxay remained employed with us for 12 months following his termination of employment date. If the qualified termination of employment occurred during the period beginning on, and for 12 months following a change in control, then the equity acceleration benefit would be 50% of the then-unvested equity awards, if greater than the acceleration benefit described in the previous sentence.

For purposes of the severance agreement with Mr. Taxay, "cause" and "good reason" have the same general meanings as set forth in Ms. Breithaupt's severance agreement.

Upon Mr. Taxay's resignation, we entered into a Consulting Agreement with Mr. Taxay, pursuant to which Mr. Taxay is an independent contractor. The Consulting Agreement provides that Mr. Taxay's previously awarded and then-outstanding equity awards continued vesting through May 20, 2025.

Fiscal 2025 Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[(1)]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Jayshree Ullal Chief Executive Officer	2025	300,000	—	2,262,785	300,000	9,360[(2)]	2,872,145
	2024	300,000	—	6,856,502	250,000	1,542,901	8,949,403
	2023	300,000	—	15,051,588	200,000	10,399	15,561,987
Chantelle Breithaupt Chief Financial Officer	2025	325,322	—	6,658,625	250,000	10,123[(2)]	7,244,070
	2024	302,885	50,000	11,665,423	240,000	9,433	12,267,741
Kenneth Duda President, Chief Technology Officer	2025	300,000	1,000	6,601,668	300,000	9,360[(2)]	7,212,028
	2024	300,000	—	34,433,411	240,000	274,780	35,248,191
	2023	300,000	—	3,900,407	205,000	10,399	4,415,806
Todd Nightingale President, Chief Operating Officer	2025	183,160	—	52,026,188	75,000	4,975[(2)]	52,289,323
Marc Taxay Former Senior Vice President, General Counsel	2025	116,401	—	1,558,165	—	158[(2)]	1,674,724[(3)]
	2024	315,000	—	4,780,026	220,000	378	5,315,404
	2023	315,000	—	2,926,896	200,000	378	3,442,274

(1) The amounts reported include the aggregate grant-date fair value of restricted stock units or stock options awarded to the Named Executive Officer, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC Topic 718"). The assumptions used in calculating the grant-date fair value of these awards are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K, as filed with the SEC on February 17, 2026. For performance-based restricted stock units, the amount reported represents the grant-date fair value based upon the probable outcome of the performance conditions for such awards, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The amount disclosed for fiscal 2025 includes a portion of performance-based restricted stock units granted in an earlier fiscal year to the extent the Named Executive Officer received an award in that fiscal year and respect to which the performance conditions were set in 2025. Performance conditions have not been established with respect to portions of such awards, and as a result those portions of the performance-based restricted stock units do not have a grant-date fair value and are not included above. If maximum performance were deemed achieved for the performance-based restricted stock unit awards for which the performance conditions were established during 2025, the grant-date fair value of such awards would be $4,525,571 for Ms. Ullal, $3,322,382 for Ms. Breithaupt, and $8,586,552 for Mr. Duda. There is no maximum performance achievement for Mr. Nightingale's performance-based restricted stock units. Based on actual achievement for fiscal 2025, for Named Executive Officers other than Mr. Nightingale, 200% of the performance-based restricted stock units awards granted in 2023 that were eligible to be earned in fiscal 2025 became eligible to vest, 200% of the performance-based restricted stock units awards granted in 2024 that were eligible to be earned in fiscal 2025 became eligible to vest, and 200% of the performance-based restricted stock units awards granted in 2025 that were eligible to be earned in fiscal 2025 became eligible to vest. Based on actual achievement for fiscal 2025, 100% of the performance-based restricted stock unit awards granted in 2025 to Mr. Nightingale that were eligible to be earned in fiscal 2025 became eligible to vest.

(2) The amounts reported for fiscal 2025 include, in the case of all Named Executive Officers other than Mr. Taxay, matching contributions from the Company for the contributions made to the 401(k) plan by the Named Executive Officer and, in the case of all Named Executive Officers, a life insurance premium paid on the Named Executive Officer's behalf.

(3) The amounts reported include salary earned by Mr. Taxay for his services as our Senior Vice President, General Counsel. Mr. Taxay resigned from his position as Senior Vice President, General Counsel effective May 7, 2025.

Outstanding Equity Awards at 2025 Fiscal Year-End

The following table sets forth information regarding outstanding stock options and stock awards held by our Named Executive Officers as of December 31, 2025.

		Option Awards				Stock Awards	
Name	Date of Board or Committee Action to Grant the Award	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]
Jayshree Ullal	4/13/2018[3]	5,328	—	15.2625	4/12/2028	—	—
	2/8/2019[4]	6,672	—	14.1463	2/7/2029	—	—
	2/11/2022[5]	—	—	—	—	20,592	2,698,170
	2/11/2022[6]	—	—	—	—	77,640	10,173,169
	2/10/2023[7]	—	—	—	—	138,320	18,124,070
	2/10/2023[8]	—	—	—	—	57,240	7,500,157
	2/9/2024[9]	—	—	—	—	41,228	5,402,105
	2/9/2024[10]	—	—	—	—	61,840	8,102,895
Chantelle Breithaupt	1/12/2024[11]	—	—	—	—	98,260	12,875,008
	2/9/2024[12]	—	—	—	—	23,792	3,117,466
	2/14/2025[13]	—	—	—	—	21,600	2,830,248
	2/14/2025[14]	—	—	—	—	21,600	2,830,248
	5/9/2025[15]	—	—	—	—	31,080	4,072,412
	5/9/2025[16]	—	—	—	—	31,080	4,072,412
	10/10/2025[17]	—	—	—	—	46,380	6,077,171

Name	Date of Board or Committee Action to Grant the Award	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]
Kenneth Duda	2/12/2016[18]	30,000	—	3.5150	2/11/2026	—	—
	4/13/2018[19]	128,000	—	15.2625	4/12/2028	—	—
	11/9/2018[20]	48,000	—	15.2769	11/8/2028	—	—
	2/8/2019[21]	160,000	—	14.1463	2/7/2029	—	—
	2/11/2022[22]	—	—	—	—	15,528	2,034,634
	2/10/2023[23]	—	—	—	—	33,180	4,347,575
	2/10/2023[24]	—	—	—	—	22,120	2,898,384
	2/9/2024[25]	—	—	—	—	22,020	2,885,281
	2/9/2024[26]	—	—	—	—	376,504	49,333,319
	2/9/2024[9]	—	—	—	—	19,576	2,565,043
	2/14/2025[13]	—	—	—	—	21,600	2,830,248
	2/14/2025[14]	—	—	—	—	21,600	2,830,248
	10/10/2025[17]	—	—	—	—	81,160	10,634,395
Todd Nightingale	7/11/2025[27]	—	—	—	—	466,060	61,067,842
	7/11/2025[28]	—	—	—	—	31,080	4,072,412
	10/10/2025[29]	—	—	—	—	70,730	9,267,752
Marc Taxay[31]	2/12/2021[30]	—	—	—	—	10,432	1,366,905
	2/11/2022[22]	—	—	—	—	17,476	2,289,880
	2/10/2023[23]	—	—	—	—	31,124	4,078,178
	2/10/2023[24]	—	—	—	—	16,600	2,175,098
	2/9/2024[25]	—	—	—	—	18,760	2,458,123
	2/9/2024[9]	—	—	—	—	14,296	1,873,205
	2/14/2025[13]	—	—	—	—	14,580	1,910,417

(1) Represents awards of restricted stock units that remained unvested as of December 31, 2025. All vesting is subject to the named executive officer's continued role as a service provider to us through the applicable vesting date.

(2) This column represents the market value of the shares of our common stock underlying the awards of restricted stock units as of December 31, 2025, based on the closing price of our common.

(3) 1/48th of the shares subject to the option vested on June 1, 2020 and 1/48th of the shares subject to the option shall vest monthly thereafter.

(4) 1/48th of the shares subject to the option vested on December 1, 2020 and 1/48th of the shares subject to the option shall continue to vest each month thereafter.

(5) This performance stock award was granted in February 2022 and is earned based on attainment of certain performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. The award vested 25% on February 20, 2023 and continue to vest at a rate of 6.25% quarterly thereafter. A quarterly vest date is the first market trading day on or after February 20, May 20, August 20, and November 20 of each year.

(6) This performance stock award was granted in February 2022 and is earned based on attainment of certain 2023-2024 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. The award vested 50% on February 20, 2025 and 50% on February 20, 2026.

(7) The award vested 25% on February 20, 2024 and continued to vest at a rate of 6.25% quarterly thereafter. A quarterly vest date is the first market trading day on or after February 20, May 20, August 20, and November 20 of each year.

(8) This performance stock award was granted in February 2023 and is earned based on attainment of certain 2023-2024 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. The award vested 50% on February 20, 2025 and 50% on February 20, 2026.

(9) This performance stock award was granted in February 2024 and 1/3 of the shares are earned based on attainment of certain 2024, 2025 and 2026 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. Shares earned vest on February 20th of the year following the associated performance year.

(10) This performance stock award was granted in February 2024 and is earned based on attainment of certain 2024-2026 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. The award will vest 100% on February 20, 2027.

(11) Twenty five percent (25%) of the restricted stock units awarded vested on February 20, 2025, and continue to vest at a rate of six and one-quarter percent (6.25%) each quarter on each quarterly vest date thereafter. A quarterly vest date is the first market trading day on or after February 20, May 20, August 20 or November 20 of each year.

(12) This performance stock award was granted in February 2024 and 1/4 of the shares are earned based on attainment of certain 2024, 2025, 2026, and 2027 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. Shares earned vest on February 20th of the year following the associated performance year.

(13) Six and one-quarter percent (6.25%) of the restricted stock units awarded vested on February 20, 2026 and continue to vest at the same rate on each quarterly vest date thereafter. A quarterly vest date is the first market trading day on or after February 20, May 20, August 20, and November 20 of each year.

(14) This performance stock award was granted in February 2025 and 1/3 of the shares are earned based on attainment of certain 2025, 2026, and 2027 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. Shares earned vest on February 20th of the year following the associated performance year.

(15) Six and one-quarter percent (6.25%) of the restricted stock units awarded will vest on February 20, 2028 and continue to vest at the same rate on each quarterly vest date thereafter. A quarterly vest date is the first market trading day on or after February 20, May 20, August 20, and November 20 of each year.

(16) This performance stock award was granted in May 2025 and 1/4 of the shares are earned based on attainment of certain 2028, 2029, 2030 and 2031 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. Shares earned vest on February 20th of the year following the associated performance year.

(17) This performance stock award was granted in October 2025 and 1/3 of the shares are earned based on attainment of certain 2029, 2030, and 2031 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. Shares earned vest on February 20th of the year following the associated performance year.

(18) 1/60th of the shares subject to the option vested and became exercisable on April 1, 2017 and 1/60th of the shares subject to the option continue to vest each month thereafter.

(19) 1/48th of the shares subject to the option vested and became exercisable on June 1, 2020 and 1/48th of the shares subject to the option vest each month thereafter.

(20) 1/48th of the shares subject to the option vested and became exercisable on December 1, 2020 and 1/48th of the shares subject to the option continue to vest each month thereafter.

(21) 1/48th of the shares subject to the option vested and became exercisable on December 1, 2020 and 1/48th of the shares subject to the option continue to vest each month thereafter.

(22) Six and one-quarter percent (6.25%) of the restricted stock units awarded vested on February 20, 2023 and continue to vest at the same rate on each quarterly vest date thereafter. A quarterly vest date is the first market trading day on or after February 20, May 20, August 20, or November 20 of each year.

(23) Six and one-quarter percent (6.25%) of the restricted stock units awarded vested on February 20, 2024 and continue to vest at the same rate on each quarterly vest date thereafter. A quarterly vest date is the first market trading day on or after February 20, May 20, August 20, and November 20 of each year.

(24) This performance stock award was granted in February 2023 and 1/3 of the shares are earned based on attainment of certain 2023, 2024 and 2025 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. Shares earned vest on February 20th of the year following the associated performance year.

(25) Six and one-quarter percent (6.25%) of the restricted stock units awarded vested on February 20, 2025 and continue to vest at the same rate on each quarterly vest date thereafter. A quarterly vest date is the first market trading day on or after February 20, May 20, August 20, and November 20 of each year.

(26) Five percent (5%) of the restricted stock units awarded vested on November 20, 2025 and continue to vest at the same rate on each quarterly vest date thereafter. A quarterly vest date is the first market trading day on or after February 20, May 20, August 20, and November 20 of each year.

(27) Twenty five percent (25%) of the restricted stock units awarded will vest on August 20, 2026 and continue to vest at a rate of six and one-quarter percent (6.25%) each quarter on each quarterly vest date thereafter. A quarterly vest date is the first market trading day on or after February 20, May 20, August 20 or November 20 of each year.

(28) This performance stock award was granted in July 2025 and are earned based on attainment of certain 2025 and 2026 performance conditions. The number of shares in the table reflects the shares available at target (100%). Shares earned vested on February 20, 2026 for the 2025 goals. Shares earned for first half of 2026 will vest on August 20, 2026. Shares earned for second half of 2026 will vest on February 20, 2027.

(29) This performance stock award was granted in October 2025 and 1/3 of the shares are earned based on attainment of certain 2030, 2031, and 2032 performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. Shares earned vest on February 20th of the year following the associated performance year.

(30) Six and one-quarter percent (6.25%) of the restricted stock units awarded vested on February 20, 2022 and continue to vest at the same rate on each quarterly vest date thereafter. A quarterly vest date is the first market trading day on or after February 20, May 20, August 20, and November 20 of each year.

(31) Mr. Taxay resigned from his position as Senior Vice President, General Counsel effective May 7, 2025. All outstanding equity awards previously awarded to Mr. Taxay during his employment with us continued to vest through May 20, 2025, at which pointed such awards no longer continued to vest.

Fiscal 2025 Grants of Plan-Based Awards

The following table presents information regarding the amount of plan-based awards granted to our Named Executive Officers during our fiscal year ended December 31, 2025. No option awards were granted to our Named Executive Officers during our fiscal year ended December 31, 2025.

Named Executive Officer	Grant Date[(1)]	Date of Board or Committee Action to Grant the Award[(2)]	Estimated Payouts Under Non-Equity Plan Awards (Target)($)[(3)]	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Units (#)[(4)]	Grant Date Fair Value of Awards ($)[(5)]
				Threshold	Target	Maximum		
Jayshree Ullal	—	—	300,000	—	—	—	—	—
	7/22/2025	2/9/2024	—	10,306	20,612	41,224	—	2,262,785
Chantelle Breithaupt	—	—	250,000	—	—	—	—	—
	7/22/2025	2/9/2024	—	3,966	7,932	15,864	—	870,775
	2/14/2025	2/14/2025	—	—	21,600	—	—	2,308,392
	7/22/2025	2/14/2025	—	3,600	7,200	14,400	—	790,416
	5/9/2025	5/9/2025	—	—	31,080	—	—	2,689,042
Kenneth Duda	—	—	300,000	—	—	—	—	—
	7/22/2025	2/10/2023	—	11,060	22,120	44,240	—	2,428,334
	7/22/2025	2/9/2024	—	4,894	9,788	19,576	—	1,074,527
	2/14/2025	2/14/2025	—	—	21,600	—	—	2,308,392
	7/22/2025	2/14/2025	—	3,600	7,200	14,400	—	790,416
Todd Nightingale	—	—	75,000	—	—	—	—	—
	7/11/2025	7/11/2025	—	—	466,060	—	—	50,600,134
	7/11/2025	7/11/2025	—	—	10,360	—	—	1,426,054
Marc Taxay[(6)]	2/14/2025	2/14/2025	—	—	14,580	—	—	1,558,165

(1) Represents the grant date determined under ASC Topic 718, for the portion of the awards that were considered, under ASC Topic 718, to have been granted in fiscal 2025.

(2) The legal grant date for the awards with Board or Committee Action to grant the award.

(3) Our 2025 Bonus Plan does not have thresholds or maximums. However, bonuses would not be paid under our 2025 Bonus Plan if achievement of the revenue metric was below 85% of target. The amounts set forth above represent the target annual bonus for each Named Executive Officer. These targets are not strict targets and merely inform the aggregate of bonuses that will be accrued for financial accounting purposes. Once a total incentive pool is accrued for all participants in the 2025 Bonus Plan, our Compensation Committee looks at the performance for the year across the key metrics discussed above in the "Compensation Discussion and Analysis" section and factors in individual performance and market comparable compensation in our peer group in determining a total incentive paid to each Named Executive Officer.

(4) The RSU and PRSU awards were made under the 2014 Equity Plan.

(5) Represents the grant date fair value of each equity award granted in fiscal 2025, calculated in accordance with ASC Topic 718. Amounts reported for PRSUs are based upon the probable outcome of the performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effects of estimated forfeitures. In the case of Mr. Duda, the amount disclosed includes a portion of performance-based restricted stock units granted in 2023 and a portion of performance-based restricted stock units granted in 2024, with respect to each of which performance conditions were set in 2025. Performance conditions have not been established with respect to portions of such awards, and as a result those portions of the performance-based restricted stock units do not have a grant-date fair value and are not included above. If maximum performance were deemed achieved

for the performance-based restricted stock unit awards with respect to which performance conditions were established during 2025, the grant-date fair value of such awards would be $4,525,571 for Ms. Ullal, $3,322,382 for Ms. Breithaupt, and $8,586,552 for Mr. Duda.

(6) Mr. Taxay resigned from his position as Senior Vice President, General Counsel effective May 7, 2025.

Fiscal 2025 Option Exercises and Stock Vested

The following table presents information regarding the exercise of stock options and the vesting of stock awards by our Named Executive Officers during our fiscal year ended December 31, 2025.

Named Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Jayshree Ullal	—	—	463,708	49,710,233
Chantelle Breithaupt	—	—	92,276	9,940,212
Kenneth Duda	610,000	62,192,738	197,988	21,361,836
Todd Nightingale	—	—	—	—
Marc Taxay[3]	—	—	113,904	11,680,307

(1) Based on the market price of our common stock on the date of exercise less the option exercise price paid for those shares, multiplied by the number of shares for which the option was exercised.

(2) Based on the market price of our common stock on the vesting date or last trading date, multiplied by the number of shares vested.

(3) Mr. Taxay resigned from his position as Senior Vice President, General Counsel effective May 7, 2025.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for our Named Executive Officers during fiscal 2025.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for our Named Executive Officers during fiscal 2025.

Potential Payments Upon Termination or Change in Control

The tables below provide an estimate of the value of the compensation and benefits due to each of our Named Executive Officers for our fiscal year ended December 31, 2025, in the events described below, assuming that the termination of employment and change in control was effective on December 31, 2025, under the applicable employment agreements described above. The actual amounts to be paid can only be determined at the time of the termination of employment and are subject to the execution of a separation agreement and release of claims by the Named Executive Officer and such officer's compliance with that certain confidential information and invention assignment agreement by and between the Named Executive Officer and the Company. Mr. Taxay received no severance in connection with his voluntary resignation from his position as Senior Vice President, General Counsel effective as of May 7, 2025. Consequently, he has been omitted from the tables below.

TERMINATION OF EMPLOYMENT UNRELATED TO A CHANGE IN CONTROL

		Value of Accelerated Equity Awards ($)[1]		
Named Executive Officer	Salary Continuation ($)	Restricted Stock Units	Options	Total ($)
Chantelle Breithaupt	330,000	8,412,650	—	8,742,650
Todd Nightingale	350,000	19,083,733	—	19,433,733

(1) The amounts reported in the table reflect the aggregate market value of the unvested shares of our common stock underlying outstanding restricted stock unit awards and stock options that would become vested on a qualifying termination. For the restricted stock unit awards, the aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding restricted stock awards or outstanding restricted stock unit awards on December 31, 2025, that would become vested by (ii) $131.03 (the closing market price of our common stock on NYSE on December 31, 2025).

TERMINATION OF EMPLOYMENT IN CONNECTION WITH A CHANGE IN CONTROL

		Value of Accelerated Equity Awards ($)[1]		
Named Executive Officer	Salary Continuation ($)	Restricted Stock Units	Options	Total ($)
Chantelle Breithaupt	330,000	8,412,650	—	8,742,650
Todd Nightingale	350,000	19,083,733	—	19,433,733

(1) The amounts reported in the table reflect the aggregate market value of the unvested shares of our common stock underlying outstanding restricted stock unit awards and stock options that would become vested on a qualifying termination. For the restricted stock unit awards, the aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding restricted stock unit awards on December 31, 2025, that would become vested by (ii) $131.03 (the closing market price of our common stock on NYSE on December 31, 2025).

Risk Assessment and Compensation Practices

Our management assesses and discusses with our Compensation Committee at least annually our compensation policies and practices for our employees as they relate to our risk management, and based upon this assessment, we believe that, for the following reasons, any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future:

- Our annual bonus plan considers a multiple of performance factors and allows our Compensation Committee to review performance on a holistic basis minimizing risk related to our short-term variable compensation;
- Our equity awards include multi-year vesting schedules requiring a long-term employee commitment; and
- As described below, we have stock ownership guidelines and clawback policies that help to mitigate risk.

Compensation Policies and Hedging/Pledging Policies

Stock Ownership Guidelines. In April 2019, our board of directors adopted, and in April 2026 amended, stock ownership guidelines. As amended in April 2026, our stock ownership guidelines are designed to encourage our non-employee directors, CEO, CFO, and Presidents ("covered executives") to achieve and maintain a meaningful equity stake in our Company and more closely align their interests with those of our stockholders. The guidelines provide that our non-employee directors and covered executives should accumulate and hold, within five years from the date such non-employee director or covered executive was appointed to such role, an investment level in our common stock of three times the value of the non-employee director's annual retainer for service on our board of directors (not including any additional fees received for committee service, lead independent director service, or meeting attendance), three times the covered executive's annual base salary, or six times in the case of our CEO. The following types of holdings are included for our stock ownership guidelines: shares of our common stock, shares of our common stock underlying unvested RSUs subject to time-based vesting alone, and any other shares of our common stock in which our the covered executive holds a beneficial interest. Our non-employee directors and covered executives have met or are on track to meet these guidelines based on their current rate of stock accumulations in the time frame set out in the guidelines.

Clawback Policy. In July 2023, we adopted a new Clawback Policy in accordance with the SEC and NYSE requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act. This policy provides for the non-discretionary recovery of excess incentive-based compensation from current and former executive officers in the event of an accounting restatement, whether or not the executive officer was at fault for the restatement, in accordance with the SEC and NYSE requirements.

Hedging or Pledging Policies. Our insider trading policy prohibits our directors, officers, employees, consultants, contractors and advisors from engaging in short sales, as well as transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company's securities. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities. Stock options, stock appreciation rights and other securities issued pursuant to Company benefit plans or other compensatory arrangements with the Company are not subject to this prohibition.

These policies were established in part because transactions in derivative securities may reflect a short term and speculative interest in the Company's securities and may create the appearance of impropriety, even where a transaction does not involve trading on inside information. Trading in derivatives may also focus attention on short-term performance at the expense of the Company's long-term objectives. In addition, the application of securities laws to derivatives transactions can be complex, and persons engaging in derivatives transactions run an increased risk of violating securities laws.

In addition, our insider trading policy prohibits our directors, executive officers and certain other employees from pledging the Company's securities as collateral for any loan, as part of any other pledging transaction, or from holding Company common stock in margin accounts.

No Timing of Equity Awards In Relation to Disclosure of Material Non-Public Information

During 2025, we granted equity awards to certain service providers who were not named executive officers. Equity awards approved by our board of directors or our Compensation Committee typically are granted during their regularly scheduled meetings, but our Compensation Committee has also delegated authority to our CEO to grant equity awards to any employee who (i) has a corporate rank of Senior Vice President or below and (ii) is not a Section 16 officer or an executive direct report of our CEO. We do not take material non-public information into account in determining the timing and terms of equity awards, and the delegation of authority to our CEO requires that any award she grants will become effective on the tenth business day of the month in which she approves the award (or, if the tenth business day of that month has passed, on the tenth business day of the immediately following month). We have not timed the disclosure of material nonpublic information to affect the value of executive compensation. We did not grant stock options to our named executive officers in 2025, and we have never granted stock appreciation rights to any service providers.

Insider Trading Policy

We have an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to the Company and its personnel, including officers, directors, all other co-workers of the Company and its subsidiaries, and other covered persons (the "Insider Trading Policy"). We believe that the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of the Insider Trading Policy is filed as Exhibit 19.0 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the chief executive officer and certain other highly compensated executive officers.

Our Compensation Committee may consider the deductibility of compensation when making decisions, but may authorize the payment of compensation that is not deductible when it believes it appropriate.

Taxation of "Parachute" Payments. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits and that we (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any of our Named Executive Officers with a "gross-up" or other reimbursement payment for any tax liability that the Named Executive Officer might owe as a result of the application of Sections 280G or 4999, and we have not agreed and are not otherwise obligated to provide any Named Executive Officer with such a "gross-up" or other reimbursement.

Accounting for Share-Based Compensation. We follow ASC Topic 718 for our share-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based compensation awards made to employees and directors, including stock options, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables above, even though our Named Executive Officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their share- based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our CEO:

For 2025, our last completed fiscal year:

1. the median of the annual total compensation of all employees of our Company (other than our CEO), was $190,815; and
2. the annual total compensation of our CEO, as reported in the Fiscal 2025 Summary Compensation Table presented elsewhere in this proxy statement, was $2,872,145.

Based on this information, for 2025, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was approximately 15:1. This pay ratio is a reasonable estimate based on our reasonable judgement and assumptions and calculated in a manner consistent with Item 402(u) of Regulation S-K. SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to the Company's pay ratio as disclosed above.

Consistent with Item 402(u) of Regulation S-K, our CEO's annual total compensation for the purposes of the pay ratio is as presented in our Fiscal 2025 Summary Compensation Table.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments, and estimates that we used were as follows:

1. We selected October 31, 2025 as the date upon which we would identify the median employee.
2. To identify the "median employee" from our employee population we used payroll and equity plan records.
   (a) The compensation measure included the following: annual base salary for salaried employees (or hourly rate multiplied by estimated work schedule for hourly employees), actual incentive compensation paid in 2025 as of the determination date, and grant date fair value of equity awards granted in 2025.
   (b) We did not apply any de minimis exclusions to remove certain employees in non-U.S. jurisdictions allowed by Item 402(u).
3. Amounts paid in foreign currency were converted into United States dollars using 2025 average exchange rates.
4. The calculation was performed for all employees, excluding Ms. Ullal, whether employed on a full-time, part- time, or seasonal basis.

With respect to the annual total compensation of the "median employee," we identified and calculated the elements of such employee's compensation for 2025 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $190,815.

With respect to the annual total compensation for our CEO, we used the amount reported in the "Total" column of our Fiscal 2025 Summary Compensation Table.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid ("CAP") and certain measures of the financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with corporate performance, please refer to the section of this proxy statement entitled "Compensation Discussion and Analysis" ("CD&A").

The following table reports the compensation of our Principal Executive Officer ("PEO") and the average compensation of the other Named Executive Officers ("non-PEO NEOs") as reported in the Summary Compensation Table for the past five fiscal years, as well as their "Compensation Actually Paid" as calculated pursuant to recently adopted SEC rules and certain performance measures required by the rules.

					Value of Initial Fixed $100 Investment Based On:			
Fiscal Year (a)	Summary Compensation Table Total PEO (b)	Compensation Actually Paid to PEO (c)	Average Summary Compensation Table Total for non-PEO NEOs (d)	Avg. Compensation Actually Paid to non-PEO NEOs (e)	Total Shareholder Return (f)	Peer Group Total Shareholder Return (g)	Net Income (h)	Revenue (i)
2025	$ 2,872,145	$26,188,077	$17,105,036	$ 25,236,315	$721	$163	$3,511	$9,006
2024	$ 8,949,403	$62,201,559	$10,891,249	$ 27,045,747	$608	$141	$2,852	$7,003
2023	$15,561,987	$63,914,394	$ 4,918,724	$ 20,487,088	$324	$124	$2,087	$5,860
2022	$10,735,887	$ 3,171,085	$ 3,285,597	($ 785,576)	$167	$109	$1,352	$4,381
2021	$15,993,632	$65,318,255	$ 4,157,062	$ 25,133,973	$198	$121	$ 841	$2,948

Column (b)

Represents the total compensation reported for our CEO, Jayshree Ullal, in the Summary Compensation Table for each listed year. Ms. Ullal served as our CEO (PEO) for each year presented.

Column (c)

Represents the amount of CAP for a particular year, as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amounts of compensation paid to our CEO during the applicable year.

To calculate CAP, the following amounts were deducted from and added to the "Total" compensation amount for the CEO reflected in each year's Summary Compensation Table as follows:

	2025
Summary Compensation Table Total	$ 2,872,145
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($ 2,262,785)
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$ 5,401,581
Add Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$ 18,556,566
Add Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ —
Add Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ 1,620,571
Subtract Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ —
Add Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	$ —
Compensation Actually Paid	**$ 26,188,077**

Note that we have not reported any amounts in our Summary Compensation Table with respect to "Change in Pension and Nonqualified Deferred Compensation" and, accordingly, the adjustments with respect to such items prescribed by the pay-versus- performance rules are not relevant to our analysis and no adjustments have been made.

For purposes of calculating CAP, the fair value of equity awards is calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718) using consistent assumption methodologies used to calculate the grant date fair value of awards, and for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

Column (d)

Represents the average of the total compensation reported for our non-PEO NEOs in the Summary Compensation Table for each listed year. The non-PEO NEOs in each year were as follows:

2025: Chantelle Breithaupt; Kenneth Duda; Todd Nightingale; Marc Taxay

2024: Chantelle Breithaupt; Ita Brennan; Kenneth Duda; John McCool; Anshul Sadana; Marc Taxay

2023: Ita Brennan; Kenneth Duda; Anshul Sadana; Marc Taxay

2022: Ita Brennan; Kenneth Duda; Anshul Sadana; Marc Taxay

2021: Ita Brennan; Kenneth Duda; Anshul Sadana; Marc Taxay

Column (e)

Represents the average amount of CAP for a particular Covered Year, as computed in accordance with SEC rules, to our non-PEO NEOs. The dollar amounts do not reflect the actual amounts of compensation paid to our non-PEO NEOs during the applicable year.

To calculate the average CAP payable to our non-PEO NEOs, the following amounts were deducted from and added to the "Total" compensation amount for such non-PEO NEOs reflected in each year's Summary Compensation Table as follows:

	2025
Summary Compensation Table Total	$ 17,105,036
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($ 16,711,162)
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$ 22,070,693
Add Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$ 3,194,331
Add Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ —
Add Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	($ 422,584)
Subtract Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ —
Add Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	$ —
Compensation Actually Paid	**$ 25,236,315**

The assumptions used for determining the fair values shown in this table are materially consistent with those described in the note regarding Column (c).

Column (f)

Total shareholder return ("TSR") is calculated by assuming that a $100 investment was made on the day prior to the first fiscal year reported below and reinvesting all dividends until the last day of each reported fiscal year.

Because listed fiscal years are presented in the table in reverse chronological order (from top to bottom), the table should be read from bottom to top for purposes of understanding cumulative returns over time.

Column (g)

The peer group utilized in the table above is the NYSE Composite Index, as used in the company's performance graph in our annual report. For each listed fiscal year, the peer group cumulative TSR was calculated based on a deemed fixed investment of $100 in the index made on the day prior to the first fiscal year reported below and reinvesting all dividends until the last day of each reported fiscal year.

Column (h)

The dollar amounts reported are the Company's net income reflected in the Company's audited financial statements.

Column (i)

In the Company's assessment, revenue is the financial performance measure that is the most important financial performance measure (other than total shareholder return and net income) used by the company in 2025 to link compensation actually paid to performance. The dollar amounts reported are the Company's gross revenues (in millions) as reflected in the Company's audited financial statements.

TABULAR LIST OF PERFORMANCE MEASURES

The following table identifies the most important financial performance measures used by our Compensation Committee to link the "compensation actually paid" to our CEO and other NEOs in 2025, calculated in accordance with SEC regulations, to company performance. The role of each of these performance measures on our NEOs' compensation is discussed in the CD&A.

Most Important Performance Measures
Revenue
Non-GAAP Operating Income
Non-GAAP Gross Margin
Compound Annual Growth Rate of Revenue

DESCRIPTION OF RELATIONSHIPS BETWEEN COMPENSATION ACTUALLY PAID AND PERFORMANCE

As discussed further in our CD&A, our compensation structure recognizes and rewards individual performance and contributions to our success, allowing us to attract, retain, and motivate talented executives with the skills and abilities needed to drive our desired business results, while creating long-term value for our stockholders.

The graphs below describe, in a manner compliant with the relevant SEC rules, the relationship between Compensation Actually Paid and the specific performance measures shown.

Compensation Actually Paid Versus Cumulative TSR



Arista Networks CAP vs TSR
Compensation Actually Paid ($M)
Value of $100 Investment from 12/31/2020
$70
$60
$50
$40
$30
$20
$10
$0
-$10
$800
$700
$600
$500
$400
$300
$200
$100
$0
$721
$608
$324
$198
$167
$121
$109
$124
$141
$163
FY 2021
FY 2022
FY 2023
FY 2024
FY 2025
PEO CAP ($M)
Avg NEO CAP ($M)
ANET TSR
NYSE Composite Total Return TSR

Company TSR vs. Peer Group Cumulative TSR



Company TSR vs. Peer Group Cumulative TSR
Value of $100 Investment from 12/31/2020
$800
$700
$600
$500
$400
$300
$200
$100
$0
$721
$608
$324
$198
$167
$121
$109
$124
$141
$162
FY 2021
FY 2022
FY 2023
FY 2024
FY 2025
ANET TSR
NYSE Composite Total Return TSR

Compensation Actually Paid Versus Net Income


Arista Networks CAP vs Net Income
Compensation Actually Paid ($M)
Net Income ($M)
$70
$60
$50
$40
$30
$20
$10
$0
-$10
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$841
$1,352
$2,087
$2,852
$3,511
FY 2021
FY 2022
FY 2023
FY 2024
FY 2025
PEO CAP ($M)
Avg NEO CAP ($M)
Net Income ($M)

Compensation Actually Paid Versus Revenue


Arista Networks CAP vs Revenue ($ in Millions)
Compensation Actually Paid ($M)
Revenue ($ in Millions)
$70
$60
$50
$40
$30
$20
$10
$0
-$10
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$2,948
$4,381
$5,860
$7,003
$9,006
FY 2021
FY 2022
FY 2023
FY 2024
FY 2025
PEO CAP ($M) - Ullal, Jayshree
Avg NEO CAP ($M)
Revenue ($ in Millions)

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2025. Information is included for equity compensation plans approved by our stockholders and equity compensation plans not approved by our stockholders. We will not grant equity awards in the future under any of the equity compensation plans not approved by our stockholders included in the table below.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders	28,856,602(1)	$12.932(2)	149,141,940(3)
Equity compensation plans not approved by stockholders	—	—	—
Total	28,856,602	$12.932	149,141,940

(1) Includes 789,882 shares underlying stock options and 28,066,720 shares of restricted stock units.

(2) The weighted average exercise price is calculated based solely on outstanding stock options.

(3) Includes the following plans: The 2014 Plan and Arista Networks, Inc. 2014 Employee Stock Purchase Plan ("ESPP"). Our ESPP provides that on the first day of each fiscal year beginning in 2015 and ending in (and including) 2034, the number of shares available for issuance thereunder is automatically increased by a number equal to the least of (i) 40,000,000 shares, (ii) 1% of the outstanding shares of our common stock on the first day of such year, or (iii) such other amount as our board of directors may determine. No shares were added to the ESPP in 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 2, 2026 for:

- each of our directors and nominees for director;
- each of our Named Executive Officers;
- all of our current directors and executive officers as a group; and
- each person or group, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 1,259,169,438 shares of our common stock outstanding as of April 2, 2026. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of April 2, 2026 and RSUs that vest within 60 days of April 2, 2026, which are subject to vesting conditions expected to occur to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Arista Networks, Inc., 5453 Great America Parkway, Santa Clara, California 95054. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:		
The Bechtolsheim Family Trust[1]	183,799,896	14.6%
BlackRock, Inc.[2]	73,684,608	5.9%
Named Executive Officers and Directors:		
Jayshree Ullal[3]	29,300,817	2.3%
Chantelle Breithaupt[4]	81,890	*
Kenneth Duda[5]	3,519,006	*
Todd Nightingale[6]	6,128	*
Marc Taxay[7]	—	*
Kelly Battles[8]	10,500	*
Lewis Chew[9]	31,232	*
Charles Giancarlo[10]	217,304	*
Greg Lavender[11]	4,069	*
Daniel Scheinman[12]	158,192	*
Mark B. Templeton[13]	133,072	*
Yvonne Wassenaar[14]	12,150	*
All current executive officers and directors as a group (11 persons)[15]	33,474,360	2.7%

* Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1) Includes 183,228,048 shares held by the Bechtolsheim Family Trust for which trust Mr. Bechtolsheim serves as trustee. Mr. Bechtolsheim may be deemed to exercise sole voting and investment power over such shares held by the trust. Also includes 413,848 shares held directly by Mr. Bechtolsheim and 158,000 shares issuable within 60 days of April 2, 2026 upon the exercise of outstanding exercisable stock options held by Mr. Bechtolsheim.

(2) Based solely upon a Schedule 13G/A filed with the SEC on January 29, 2024 by BlackRock, Inc. ("BlackRock") reporting beneficial ownership as of December 31, 2023. BlackRock reported sole voting power with respect to 66,141,496 shares and sole dispositive power with respect to 73,684,608 shares. The address for BlackRock is 50 Hudson Yards, New York, NY 10001.

(3) Includes 18,312,010 shares held by Jayshree Ullal and Vijay Ullal as trustees of the 2000 Ullal Trust dated February 15, 2000. Mr. and Ms. Ullal may be deemed to be the beneficial owner of the shares and to have shared voting and investment control over such shares. Also includes 10,826,414 shares held in trusts for Ms. Ullal's family members for which trusts Ms. Ullal serves as trustee or co-trustee. Ms. Ullal may be deemed to exercise sole voting and investment control over shares held in each of the trusts. Also includes 122,729 shares held directly by Ms. Ullal and 39,664 shares issuable within 60 days of April 2, 2026 upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Ms. Ullal.

(4) Includes 69,624 shares held directly by Ms. Breithaupt and 12,266 shares issuable within 60 days of April 2, 2026 upon vesting of restricted stock units held by Ms. Breithaupt.

(5) Includes 201,134 shares held by Kenneth Duda and Jennifer Duda as trustees of the Kenneth Duda and Jennifer Duda Family Trust dated September 24, 2004. Also includes 702,147 shares held in grantor retained annuity trusts of which Mr. Duda is trustee, 702,147 shares held in grantor retained annuity trusts of which Mr. Duda's spouse is trustee, 1,095,168 shares held in trusts for Mr. Duda's children for which trusts Mr. Duda serves as trustee and 502,400 shares held in a 501(c) foundation for which Mr. Duda and his spouse serve as co-trustees. Mr. and Ms. Duda may be deemed to be the beneficial owners of all of the foregoing shares and to have shared voting and investment control over such shares. Also includes 12,976 shares held directly by Mr. Duda and 303,034 shares issuable within 60 days of April 2, 2026 upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Mr. Duda.

(6) Includes 6,128 shares held directly by Mr. Nightingale.

(7) Mr. Taxay resigned from his position as Senior Vice President, General Counsel effective May 7, 2025. The information in this table is based solely upon a Schedule 4 filed with the SEC on March 5, 2025, by us on Mr. Taxay's behalf.

(8) Includes 9,529 shares held directly by Ms. Battles and 971 shares issuable within 60 days of April 2, 2026 upon vesting of restricted stock units held by Ms. Battles.

(9) Includes 30,261 shares held directly by Mr. Chew and 971 shares issuable within 60 days of April 2, 2026 upon vesting of restricted stock held by Mr. Chew.

(10) Includes 216,333 shares held by Mr. Giancarlo as trustee of the Giancarlo Family Trust UAD 11/02/98. Mr. Giancarlo may be deemed to be the beneficial owner of the shares and to have voting and investment power over such shares. Also includes 971 shares issuable within 60 days of April 2, 2026 upon vesting of restricted stock units held by Mr. Giancarlo.

(11) Includes 3,262 shares held directly by Dr. Lavender and 807 shares issuable within 60 days of April 2, 2026 upon vesting of restricted stock held by Dr. Lavender.

(12) Includes 157,221 shares held directly by Mr. Scheinman and 971 shares issuable within 60 days of April 2, 2026 upon vesting of restricted stock held by Mr. Scheinman.

(13) Includes 75,200 shares held in a trust of which Mr. Templeton's spouse serves as trustee, 56,901 shares held directly by Mr. Templeton and 971 shares issuable within 60 days of April 2, 2026 upon vesting of restricted stock units held by Mr. Templeton.

(14) Includes 11,179 shares held directly by Ms. Wassenaar and 971 shares issuable within 60 days of April 2, 2026 upon vesting of restricted stock units held by Ms. Wassenaar.

(15) Includes 33,112,763 shares held directly, as trustee or as co-trustee, and 361,597 shares issuable within 60 days of April 2, 2026 upon vesting of options and restricted stock units or the early exercise of outstanding options.

RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements discussed above in the sections entitled "Board of Directors and Corporate Governance — Director Compensation" and "Executive Compensation," we describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, nominees for director, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor is there any currently proposed, transactions or series of similar transactions to which we have been or will be a party.

We have granted equity awards to our Named Executive Officers and certain of our directors. See the section entitled "Executive Compensation — Outstanding Equity Awards at 2025 Fiscal Year-End" for a description of these awards. In the ordinary course of business, we enter into offer letters and employment agreements with our executive officers. We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Other than as described above under this section entitled "Related Person Transactions," since January 1, 2025, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties.

Policies and Procedures for Related Person Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying related party transactions. We have a formal written policy providing that a related party transaction is any transaction between us and an executive officer, director, nominee for director, beneficial owner of more than 5% of any class of our capital stock, or any immediate family member or person sharing the household of any of the foregoing persons, in which such party has a direct or indirect material interest and the aggregate amount involved exceeds $120,000. In reviewing any related party transaction, our Audit Committee is to consider the relevant facts and circumstances available to our Audit Committee, including, whether the transaction is on terms no less favorable than the terms that could have been reached with an unrelated third party, and the extent of the related party's interest in the transaction. Our Audit Committee has determined that certain transactions will be deemed to be pre-approved by our Audit Committee, including certain executive officer and director compensation, transactions with another company at which a related party's only relationship is as a director or beneficial owner of less than 10% of that company's shares (subject to a one-time initial approval by the Audit Committee), transactions where a related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

OTHER MATTERS

Householding

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, stockholders of record who have the same address and last name and have not previously requested electronic delivery of proxy materials will receive a single envelope containing the Notices for all stockholders having that address. The Notice for each stockholder will include that stockholder's unique control number needed to vote his or her shares. This procedure reduces our printing costs, mailing costs, and fees. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact us at the following phone number (408) 547-5500 or address:

Arista Networks, Inc.
Attention: Investor Relations
5453 Great America Parkway
Santa Clara, California 95054

Stockholders who beneficially own shares of our common stock held in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

Stockholder Proposals

Stockholders may present proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2027 annual meeting of stockholders, our Secretary must receive the written proposal at our principal executive offices no later than the close of business on December 17, 2026. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act regarding the inclusion of stockholder proposals in Company-sponsored proxy materials. Stockholder proposals should be addressed to:

Arista Networks, Inc.
Attention: Secretary
5453 Great America Parkway
Santa Clara, California 95054

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for our 2027 annual meeting of stockholders, our Secretary must receive the written notice at our principal executive offices:

- not earlier than the close of business on January 31, 2027; and
- not later than the close of business on March 2, 2027.

NOMINATION OF DIRECTOR CANDIDATES

Stockholders may recommend director candidates for consideration by our Nominating and Corporate Governance Committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to our Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section entitled "Board of Directors and Corporate Governance — Stockholder Recommendations for Nominations to the Board of Directors."

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Secretary within the time period described above under the section entitled "Other Matters — Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

Stockholders who intend to solicit proxies in support of director nominees other than our nominees must also provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act no later than March 30, 2027. Please note that the notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under the advance notice provisions of our amended and restated bylaws described above.

Availability of Bylaws

A copy of our bylaws may be obtained by accessing our filings on the SEC's website at www.sec.gov. You may also contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Fiscal Year 2025 Annual Report and SEC Filings

Our financial statements for our fiscal year ended December 31, 2025 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. This proxy statement and our annual report are posted on the Financial Information section of our website at http://investors.arista.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Arista Networks, Inc., Attention: Investor Relations, 5453 Great America Parkway, Santa Clara, California 95054.

Forward-Looking Statements

This proxy statement, along with the accompanying stockholder letter, contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. All statements relating to events or results that may occur in the future, including, but not limited to, statements regarding our future financial performance, new products and technology we will bring to the market, our market opportunity, our future growth, our future strategy, our expectations regarding the features of our compensation and stockholder engagement programs and underlying assumptions of any of the foregoing are forward-looking statements.

When used in this proxy statement, terms such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of those terms and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions and are described in our reports and filings with the SEC, including, without limitation, our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, under the section entitled "Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this proxy statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

Each forward-looking statement contained in this proxy statement is specifically qualified in its entirety by the aforementioned factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this proxy statement. Unless required by law, we do not intend, and undertake no obligation, to update or publicly release any revision to any forward-looking statements, whether as a result of the receipt of new information, the occurrence of subsequent events, the change of circumstance or otherwise.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS
Santa Clara, California
April 16, 2026

APPENDIX A

Reconciliation of Selected GAAP to Non-GAAP Financial Measures

The following table reconciles our financial results reported in accordance with accounting principles generally accepted in the United States ("GAAP") to non-GAAP financial results (in millions).

	Twelve Months Ended December 31,	
	2025	2024
GAAP gross profit	$5,768.7	$4,491.3
GAAP gross margin	64.1%	64.1%
Stock-based compensation expense	26.9	15.8
Intangible asset amortization	19.8	16.8
Non-GAAP gross profit	$5,815.4	$4,523.9
Non-GAAP gross margin	64.6%	64.6%
GAAP income from operations	$3,856.1	$2,944.6
GAAP operating margin	42.8%	42.0%
Stock-based compensation expense	439.2	355.4
Intangible asset amortization	41.7	26.8
Non-GAAP income from operations	$4,337.0	$3,326.8
Non-GAAP operating margin	48.2%	47.5%

NON-GAAP EXECUTIVE INCENTIVE PLAN ("INCENTIVE PLAN") PERFORMANCE METRICS IN COMPENSATION DISCUSSION AND ANALYSIS

We use certain non-GAAP financial performance metrics in our Incentive Plan, as described on pages 58 and 64.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-36468

ARISTA NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-1751121**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

5453 Great America Parkway
Santa Clara, California 95054
(Address of principal executive offices)
(408) 547-5500
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	**ANET**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $105.6 billion as of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter) based on the closing price of the registrant's common stock on the New York Stock Exchange on such date. Shares held by persons who may be deemed affiliates have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On February 10, 2026, 1,256,537,906 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2026 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A within 120 days after the registrant's fiscal year end of December 31, 2025 are incorporated by reference into Part III of this Annual Report on Form 10-K.

ARISTA NETWORKS, INC.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. The words "believe," "may," "will," "potentially," "likely" "estimate," "continue," "anticipate," "intend," "could," "would," "should", "project," "plan," "predict," "expect", the negative of any of these words and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

- our ability to maintain an adequate rate of revenue growth and our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin and operating expenses;
- our belief that the networking market is rapidly evolving and has a significant potential opportunity for growth;
- our business plan and our ability to effectively manage our growth;
- our ability to expand our leadership position in the networking industry and to develop new products and expand our business into existing and new markets such as the artificial intelligence ("AI"), cloud, data center networking, routing, campus, software and services;
- our ability to satisfy the requirements for networking solutions and to successfully anticipate technological shifts and market needs, including the impact of AI, innovate new products, rapidly develop new features and applications, and bring them to market in a timely manner;
- our expectation that we will continue to derive substantially all of our product revenue from sales of our switching and routing platforms for the foreseeable future;
- our ability to fulfill our customers' orders despite supply chain delays, issues with access to key commodities or technologies or geopolitical events that impact our manufacturers or their suppliers such as the escalating tariff and non-tariff-related international trade measures, the Russia-Ukraine conflicts or the impact of global pandemics;
- our expectations related to our inventory and purchase commitments;
- the potential impact of tightening supply conditions, including in the memory market;
- our ability to identify, complete and realize the benefits of recent and future acquisitions of, or investments in, complementary companies, products, services or technologies;
- costs associated with defending intellectual property infringement and other claims and legal proceedings, and the potential outcomes of such disputes, such as any claims discussed in "Legal Proceedings";
- our ability to retain and increase sales to existing customers and attract new customers, including large customers;
- our ability to expand our business domestically and internationally;
- the effects of increased competition in our market and our ability to compete effectively;
- the budgeting cycles and purchasing practices of customers, including large customers who may receive lower pricing terms due to volume discounts or who may elect to re-assign allocations to multiple vendors based upon specific network roles or projects;
- the growth and buying patterns of our large customers and resulting volatility in our customer concentration in which large bulk purchases may or may not occur in certain quarters or may be deferred into future quarters or cancelled due to adjustments in their capital expenditure forecasts;
- the deferral or cancellation of orders by customers, warranty returns or delays in acceptance of our products;
- our ability to further penetrate our existing customer base and sell more complex and higher-performance configurations of our products;
- our belief that increasing channel leverage will extend and improve our engagement with a broad set of customers;
- our plans to continue to expand our sales force, marketing activities and relationships with channel, technology and system-level partners;
- our ability to scale our operational and manufacturing capacity;
- our plans to invest in our research and development;
- our ability to timely and effectively scale and adapt our existing technology;
- the potential of our products, including the benefits realized by our customers in their use of our products and services including lower total cost of ownership;
- our ability to detect breaches of our cybersecurity systems or other security breaches;
- the effects of cyclical trends on our results of operations;
- our relationships with and expectations concerning third parties, including, but not limited to our large customers, suppliers, distributors, systems integrators, channel partners and value-added resellers;
- the attraction and retention of qualified employees and key personnel;
- our ability to maintain, protect and enhance our brand and intellectual property;
- economic and industry trends;

- estimates and estimate methodologies used in preparing our financial statements;
- future trading prices of our common stock;
- our belief that we have adequately reserved for uncertain tax positions;
- the impact of global economic and political conditions that introduce instability into the U.S. and other economies;
- the impact of global and domestic tax reform;
- the impact of tariffs or other changes in international trade policies imposed by the U.S. on goods from other countries and tariffs imposed by other countries on U.S. goods;
- our belief that we will not pay any cash dividends in the foreseeable future; and
- our belief that our existing cash and cash equivalents together with cash flow from operations will be sufficient to meet our working capital requirements and our growth strategies for the foreseeable future.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

PART I

Item 1. Business

In a world where data is increasingly a precious commodity and competitive differentiator, Arista was founded to enable our customers to access all their centers of data in the quickest, most reliable, and secure manner. Over the last two decades, we have emerged as an industry leader, delivering data-driven, client-to-cloud networking-as-a-service. Our "Centers of Data" strategy is a fundamental pivot from legacy networking approaches that create incongruent silos to a unified, data-driven approach in which the network is a service that interconnects four primary domains: AI Centers, Data Centers, Campus Centers, and WAN Centers. Anchored by Arista's state-oriented Extensible Operating System (EOS) and Network Data Lake (NetDL), our network-as-a-service platform delivers a seamless, consolidated networking experience regardless of data location.


Data-Driven Network-as-a-Service Platform
Arista CloudVision®
AVA
Network Automation Simplicity
Complete Network Telemetry
Technology Partner Centric
One Network Management System
Arista Extensible Operating System (EOS®)
Netdi
Trusted by 10K+ Customers
Highest Quality Network Operating System
Complete Switch & Router Capabilities
Software Programmability
One Network Operating System (EOS) and One Network Data Lake (NetDL) powered by Netdi for Diagnostics Infrastructure
Edge Network
WAN Network
Campus Network
Data Center
AI Cloud
Private Cloud
Public Cloud
IoT
AI
aws
Our Platform Mission
Deliver best multidomain data -driven networking for client to cloud /AI deployments

Our solutions are differentiated because they:

- offer uncompromising reliability derived from the foundation of robust quality assurance capabilities, and a suite of automated diagnostics,
- are based on advanced open and standards-based technology that avoids what is often expensive vendor lock-in, and
- provide consistent real-time telemetry and intelligent automation to decrease the manual workload on the operator.

This strategy and differentiation have also allowed us to deliver our comprehensive suite of products, services, and technologies to a global customer base segmented into three primary categories: Cloud and AI Titans, AI and Specialty Providers, and Enterprise. Market research confirms that we continue to be a leader in high-speed Ethernet switching.

Our Market Drivers and Products

Centers of Data Drive the World

In the modern competitive landscape, the ability to access, manipulate, and leverage data is fundamental to an organization's growth and viability. This is especially true in the era of Large Language Models (LLMs), agentic AI, and physical AI, where data has evolved from a byproduct of operations into the primary engine of intelligence and autonomy. Consequently, the network has matured beyond traditional "IT infrastructure" to become the spine or central nervous system. It serves as the critical conduit through which data flows from cloud and edge environments to the AI models that drive decision-making. This heightened dependency on real-time data movement underscores the necessity for a network architecture defined by unprecedented scale, availability, predictable performance, and open programmability. Operational simplicity and robust security are essential to ensure the business can compete in a world of massive, networked transactions.

Public cloud titans and, more recently, AI Neocloud providers have been at the forefront of this evolution, pioneering the development of large-scale data and AI centers to meet the growing demands of their users, including business customers. These networks have become the benchmark for superior performance and efficiency of IT infrastructure at the lowest unit cost. Enterprises and service providers worldwide are therefore adopting these hyperscale technologies and principles for their own network operations to achieve similar performance, operational efficiencies, and cost reductions.

Arista established itself as a market leader with platforms, products, and people to enable some of these hyperscalers' most consequential networks. Our network-as-a-service approach now empowers customers of all sizes to seamlessly leverage their data through offerings spanning three key categories: Core (AI, Cloud, and Data Center Networking), Cognitive Adjacencies (Campus and Routing), and Cognitive Networks (Software and Services). With world-class engineering expertise and platform innovation, our customers gain the predictable performance and operational simplicity required to turn data into a sustainable competitive advantage in a modern, AI-driven world.


Arista Platforms for the Centers of Data
7060X
AI Leaf
7280R, 7800R
AI Spine
7700R
Distributed Etherlink Switch
AI Center (Etherlink)
Access Points
Wi-Fi 7, 6E, 6
710P, 720X
Fixed Access PoE Switches
750
Modular Aggregation PoE Switches
Velo Edge
Unified Branch
Campus Center
CloudVision
EOS
AVA
7050X, 7060X 7130
Shallow Buffer & Low Latency Leaf
7020R, 7280R
Fixed Deep Buffer Leaf or Spine
7300X
Modular Shallow Buffer Spine
7800R
Modular Deep Buffer Spine
Data Center
AWE 7200
Route Reflector, Cloud Routing
Velo Edge
Secure SD-WAN
7020R, 7280R
Access & Edge Routing, Peering
7800R
Core Routing
WAN Center

Networking at Scale for the AI Center

The rapid expansion of generative, agentic, and physical AI computing and distributed applications is blurring the lines between frontend and backend AI, Cloud, and Data Centers. Modern workloads are both data- and compute-intensive and place significant demands on the underlying network. For instance, a typical AI job involves large, sparse matrix math, distributed across hundreds or thousands of AI accelerators (XPU, GPU, TPU, etc.) with intense computations for a period of time. This type of workload requires a high-bandwidth, scalable, lossless, and power-efficient network, based on open standards, to eliminate operational costs and complexities associated with proprietary approaches.

As a pioneer of leaf and spine networking for cloud and data centers, Arista's "AI Center" now delivers a unified, data-driven network architecture that integrates distinct connectivity layers to optimize time-to-first-job, AI job completion times, and XPU utilization/efficiency. This strategy addresses the massive bandwidth and traffic fidelity requirements of AI workloads through three specific domains:

- **Scale Up:** Currently dominated by proprietary technologies, this domain involves high-bandwidth, low-latency interconnects linking multiple XPUs within a single rack. We believe Scale Up represents a future incremental opportunity as the market shifts toward open standards like Ethernet for Scale Up Networks (ESUN).
- **Scale Out:** This network connects XPUs across multiple racks to support massive training or inferencing clusters. The industry trend toward replacing legacy, proprietary approaches, such as InfiniBand, with Ethernet, as defined by the Ultra Ethernet Consortium, creates an opportunity for us to gain share while enabling customers to scale from thousands to a million XPUs and beyond.
- **Scale Across:** Power and space constraints, along with the need for AI inference closer to the edge, are driving the need for distributed clusters spread across large geographic distances. Our Scale Across solutions deliver the capabilities necessary to enable long-distance routed access while accounting for factors such as packet loss and delays, as well as data security on the wire.


Networking for the AI Center
Scale Out
Inter-rack scale out to ~100k XPUs
(Limited by space within a single building)
Scale Up
Intra-rack scale up for ~1k XPUs
(Spans multiple racks; 128-144 XPU per rack)
Scale Across
Inter-site scale across to >1M XPUs
(Scale out across multiple buildings, sites)
AI Back End
AI Front End
NICs + GPUs
CPUs
Scale Up AI Network
(Back Side of the Rack)
Rack
DCI
Converged Optical
Routing Transport
from ~120km to 1000+ km

The Arista Etherlink portfolio comprises a family of over twenty products designed to support the diverse range of AI Scale Out and Scale Across use cases today and Scale Up in the future. Our portfolio of 800G switches, coupled with Arista's EOS innovations such as Smart System Upgrades (SSU), AI Analyzer, and optimal load-balancing, offers compelling solutions for contemporary AI applications and deployments. Arista also continues to be innovative in areas such as deep packet buffer architectures, virtual output queuing, non-disruptive upgrades, optics, reversible cooling, and overall system power efficiency. The Arista 7800R AI Spine, 7060 AI Leaf, and the 7700R4 Distributed Etherlink Switch ("DES") are designed to address the demanding scale and performance requirements of AI Scale Out, Scale Up and Scale Across networking.

Next Generation Campus and Routing

The traditional concept of a "campus" has been redefined in the post-pandemic world, and the boundaries between the office, home, teleworker, and user have converged. At the same time, the proliferation and sophistication of devices that connect the campus, such as smart devices, security cameras, and the Internet of Things ("IoT"), have grown dramatically. The challenge lies in successfully transitioning the existing siloed campus into a data-driven, distributed campus with a common operating model, while addressing the growing security and availability needs.

Arista's cognitive campus portfolio was driven by customers seeking the same quality and operational efficiency available in the data center across their enterprise networks. We offer a robust set of solutions, ranging from modular and fixed-form-factor campus spine switches to Power-over-Ethernet ("PoE") leaf switches and Wi-Fi access points, all managed through CloudVision®.

Recently, we also added the VeloCloud SD-WAN portfolio, which complements our wired and wireless campus portfolio by enhancing the branch center by providing leading cloud-delivered SD-WAN solutions with integrated security. This portfolio of solutions offers expanded choice and enhanced performance for our customers, enabling global WAN services that seamlessly interconnect data centers and distributed campus offices.

Arista's Cloud-Grade Routing platforms, powered by EOS, combine high-performance routing, high port density, deep buffers, integrated dense wavelength division multiplexing (DWDM), and wire-speed encryption. Our 7280R4 Universal Leaf and 7500R3 and 7800R4 Universal Spine platforms serve a variety of use cases, including high-speed multi-cloud connect, Data Center Interconnect (DCI), controller-based traffic engineering, peering, business VPNs, core routing, and secure enterprise edge routing.

Software and Services: AI Ops, Management, Observability, Zero Trust Networking, and A-Care Services

The Arista EOS network architecture provides a foundational set of services for continuous streamed device state, telemetry, packet, flow, alert, sensor, and third-party data into an aggregated Network Data Lake ("Arista NetDL™"). NetDL makes these diverse datasets available via a single service endpoint, enhancing Arista and third-party applications and enabling customer-specific private clouds.

CloudVision is Arista's modern, multi-domain AI Ops and management platform that leverages cloud networking principles to deliver a simplified end-to-end network operations experience for our Enterprise market. Unlike traditional domain-specific management solutions, CloudVision enables consistent, zero-touch network operations across data centers, campus wired and wireless networks, routing interconnects, and multi-cloud networks, thus helping to break down the complexity of siloed management approaches.

Arista AVA (autonomous virtual assist) is an agentic AI-enabled decision-support system that provides unprecedented visibility and responsiveness for network and security operations. It combines cloud scalability with the codified expertise of real-world professionals to proactively identify issues such as unusual connectivity jitter, failing optics, a lack of disk space, or network security threats, while reducing operational noise so teams can focus on the most impactful issues. AVA capabilities also expand to include automating provisioning changes and running network audits. With AVA agents, our goal is to alert users about potential network problems and pre-compute answers by anticipating the operator's questions. We thus attempt to significantly simplify network management for our customers and allow human operators to focus on high-level strategy and innovation, rather than mundane network operations.


Arista AI for Networking Stack
Ask AVA
AVA Insights
AVA Agents
Services
AVA
AVA Runtime
LLMs | Context Engine | Tools & Actions | Policy & Safety | MCP
Network Intelligence
Event Engines
Topology Telemetry
Provisioning & Intent
Health & Compliance
Applications & Security
Best in Class Data
NetDL
EOS Network Data Lake (NetDL)
Unified, Multi-domain Network Telemetry, 3rd-party Data Sources, Application/Compute
Powered by EOS
OT
Campus
Data Center
IOT
SDWAN
Remote Users
IaaS / PaaS
SaaS

Zero trust architectures aim to mitigate the risks posed by cyber threats by eliminating the assumption that a device is trusted simply because it is on the "internal" network. However, this is easier said than done, given today's changing definition of the network that spans campus, data center, cloud, and more. Adding multiple network security layers, such as firewalls, network access control, and threat detection, among others, comes with tremendous cost, complexity, and brittleness, whereas the benefits are often hard to quantify.

We offer a comprehensive suite of security solutions that align with the Cybersecurity and Infrastructure Security Agency's Zero Trust Maturity Model and help organizations accelerate toward optimal zero trust maturity. Moreover, these network security controls can help address gaps in an organization's zero trust posture across other domains such as identity, devices, workloads, and data.


Agentless + campus switches w/ integrated sensors
ML/AI-driven continuous threat behavioral analysis
Any endpoint - any network – multi-doman
ZTX
Session level traffic mapping for pblicy recommendation
ogni
Identity / Profiling / Locatin Services
Enhanced Firewall & Secure Service: Edge
Identity-based microperimeter segmentation
Identity-based stateful traffic visibility
Identity-based adaptive access control
Identity-based WAN & cloud security

We have designed our customer support offerings, Arista A-Care Services, to deliver high levels of support to our customers. Our global team of support engineers engages directly with client IT teams and is available by email, phone, or through our website.

We offer multiple service options, allowing our customers to select the product replacement service level that best meets their needs. We stock spare parts in over 200 locations worldwide through our third-party logistics suppliers. All our service options include unlimited access to bug fixes, new-feature releases, online case management, and our community forums.

The Arista Data-Driven Cloud Networking-as-a-Service Platform

The core of our cloud networking-as-a-service platform is our data-driven operating system, EOS®, which runs on top of standard Linux and offers programmability at all layers of the stack. System state and data are stored in EOS and maintained in a highly efficient, centralized system database where data is accessed via an automated publish/subscribe model. This distinct design principle provides module independence, self-healing resiliency, and multi-process software stability.

Our Competitive Strengths

- **Broad and Differentiated Portfolio:** Using best-of-breed merchant silicon, we deliver high-performance, purpose-built platforms with industry-leading capacity and designed to support a variety of customer needs, including low latency, high port density, deep packet buffers, and modular chassis. Our diagnostics and infrastructure service ("NetdiTM) ensures these platforms deliver the highest quality levels with superior signal integrity and power efficiency.

- **Rich Software-Driven Networking-as-a-Service:** Our networking-as-a-service platform addresses the inherent limitations of legacy network architectures by relying on a single operating system (EOS), a single data lake (NetDL), and a single management solution (CloudVision). This strategy allows us to address a broad set of needs from client to cloud while maintaining feature consistency across our entire product portfolio. Unlike the competition, our modular, software-driven architecture enables us to partner closely with our customers and rapidly evolve our offerings to address changing needs while maintaining structural integrity and quality. Customers thus lower their total network operations costs with a modern operating model powered by capabilities such as streaming real-time telemetry, in-service software upgrades, and AI Ops.

- **Award-winning Support System:** Our Technical Assistance Center ("TAC") provides 24/7/365 support to reduce downtime, improve operational efficiency, and protect our customers' infrastructure. Our unwavering commitment to customer experience and deep collaboration has earned us an industry-leading Net Promoter Score, reflecting the trust our customers place in our hardware and software leadership.

Our Customers

Our customers include large cloud customers or Cloud and AI Titans, other internet and service providers, including specialty and AI Neoclouds, and a wide breadth of enterprise customers, including financial services organizations and government agencies. We continue to diversify the types of enterprise customers we serve and have expanded our presence across a wide spectrum of industries, including media and entertainment, healthcare, oil and gas, education, manufacturing and industrial sectors, among others. Two of our customers accounted for more than 10% of our sales for the year ended December 31, 2025. Sales to these two customers represented 26% and 16% of our total revenue for the year ended December 31, 2025, respectively.

Sales and Marketing

We market and sell our products through our direct sales force and in partnership with our channel partners, including distributors, value-added resellers, systems integrators and original equipment manufacturer ("OEM") partners. We also partner with various technology companies to sell our products. To facilitate channel coordination and increase productivity, we have established the Arista Partner Program, designed to engage partners who provide value-added services and extend our reach into the marketplace. Authorized training partners deliver technical training to our channel partners and end customers. Our partners typically receive an order from an end customer before placing an order with us, and we verify the end customer's identification before accepting such orders. Our partners generally do not stock inventory received from us.

Our sales organization is supported by systems engineers with deep technical expertise who are responsible for pre-sales technical support and solutions engineering for our customers, systems integrators, OEMs, and channel partners. In general, the personnel in our sales organization are organized into teams, and each team is responsible for a specific geographical territory, manages a number of major direct end-customer accounts, or has been assigned accounts in a particular vertical market. A pool of shared channel sales and marketing representatives also supports these teams.

Our marketing activities consist primarily of technology conferences, webinars, web marketing, trade shows, product demonstrations, seminars and events, public relations, analyst relations, demand generation and direct marketing to build our brand, increase customer awareness, communicate our product advantages and generate qualified leads for our field sales force and channel partners.

Research and Development

Our success relies on our foundation of deep engineering partnerships with our customers, which enables us to enhance existing products and develop new solutions and features that address changing customer needs and technological advancements. Our in-house engineering personnel are responsible for the development, testing, documentation, support and release of our products. We have a highly skilled team of software and hardware engineers with extensive experience in wired and wireless networking technologies, network protocols, network security, operating systems, programming languages, compilers, databases, hardware system design, Field-Programmable Gate Array ("FPGA") programming, high-speed signal integrity, and other related technologies.

Our research and development strategy focuses on advancing our core products and expanding into new markets while maintaining high product quality. We currently focus our research and development efforts in (1) adapting EOS for new and existing silicon architectures, especially to support the unique requirements of AI workloads; (2) adding or enhancing EOS control plane and management plane functionality; (3) expanding our CloudVision management stack with enhanced automation, provisioning, monitoring, and security capabilities; (4) building related services, such as microsegmentation, network detection and response ("NDR") and Network Access Control ("NAC"); (5) improving the security and scalability of our software development infrastructure and software supply chain; and (6) continuing to enhance our practice of delivering high hardware quality, reliability and power efficiency that serve to minimize operational costs for customers.

We have dedicated significant time and resources to automate testing and ensure high test pass rates. Our engineers work closely with our support team to resolve technical issues that customers experience with our products and use that information to continuously improve our practices. Collaboration with customers and other industry leaders is integral to our approach. Looking ahead, we plan to continue investing in our research and development efforts, thereby evolving and extending the capabilities of our portfolio. This will ensure that our products continue to address dynamic market needs and solidify our industry leadership.

Manufacturing

We subcontract the manufacturing of the majority of our products to various contract manufacturers. Our primary manufacturing partners are Jabil Inc., Sanmina Corporation and Foxconn Hon Hai. These partners manufacture our products internationally in Malaysia, Vietnam, Mexico and other countries. We require all our manufacturing locations to be ISO-9001 certified. After manufacturing and testing, the products are shipped to direct fulfillment facilities in the United States, the Netherlands and Singapore for further transformation as needed and distribution. We have four direct fulfillment facilities worldwide to hold finished goods inventory and perform final product configuration and shipping to customers and partners. After distribution, our products are typically installed by customers or by third-party service providers such as system integrators or value-added resellers on their behalf.

Our contract manufacturing partners procure the components needed to build our products and assemble them according to our design specifications. This allows us to leverage the purchasing power of our contract manufacturing partners. We retain complete control over the bill of materials, qualified component suppliers, test procedures and quality assurance programs. Our personnel work closely with our partners and review forecasts, inventory levels, processes, capacity, yields and overall quality on an ongoing basis.

Our products rely on key components, including merchant silicon, integrated circuit components and power supplies, which are purchased from a limited number of suppliers, including certain sole source providers. We may also see increased consolidation among our component suppliers. In particular, we are primarily reliant upon our predominant merchant silicon vendor, Broadcom, for our switching chips. Generally, neither we nor our contract manufacturers have a written agreement with these component providers to guarantee the supply of the key components used in our products, nor do we have exclusive rights to such key components. Furthermore, our arrangements with contract manufacturers and suppliers typically do not impose purchase obligations for specific quantities beyond the amounts established in our submitted purchase orders or forecasts.

Our product development efforts also depend upon continued collaboration with our key suppliers, such as Broadcom. As we develop our product roadmap and continue to expand our relationships with these and other merchant silicon vendors, it is crucial that we collaborate closely with our key merchant silicon vendors to ensure that their silicon incorporates enhanced features and that our products leverage these improvements. This enables us to focus our development resources on core software competencies and leverage investments made by merchant silicon vendors to achieve cost-effective solutions.

Competition

The markets in which we participate are highly competitive and characterized by rapidly transforming technology, changing end-customer needs, evolving industry standards, frequent introductions of new products and services and industry consolidation. We expect competition to intensify in the future as the market for cloud and AI networking expands and existing competitors and new market entrants introduce new products or enhance existing products.

The data center and campus networking markets have historically been dominated by Cisco, with competition also coming from other large network equipment and system vendors, including Dell/EMC, Extreme Networks, Hewlett Packard Enterprise, Huawei, Juniper Networks, Nvidia, and white box networking vendors that utilize open-source operating systems. Most of our competitors and some strategic alliance partners have made acquisitions and/or have entered into or extended partnerships or other strategic relationships to offer more comprehensive product lines, including cloud networking solutions. For example, Broadcom has acquired VMware, Hewlett Packard Enterprise has acquired Juniper Networks and Nvidia has made significant investments in several AI Neoclouds. We often see that these types of acquisitions and strategic investments are used to influence buying decisions rather than allowing for the selection of a best-of-breed vendor.

With the emergence of AI networking, new competitive technologies may enter the market to address the requirements of AI clusters. Ethernet, faces competition from both InfiniBand ("IB") and NVLink interconnects for back-end AI networking clusters. IB has traditionally been used in supercomputer clusters due to its high reliability, low latency and high bandwidth. Both IB and NVLink are often sold as part of a vertical solution along with the GPUs from Nvidia.

We also face competition from other companies and new market entrants, current technology partners, and customers who may acquire or develop network switches and cloud service solutions for internal use and/or broaden their product portfolios to market and sell to customers. Some of these entities are developing white box networking products based on open-source network operating systems that may be provided for free using off-the-shelf or commoditized hardware technology ("white box" hardware). Others may adopt a disaggregated approach to the procurement of hardware and leverage their own proprietary software. The arrival of new market entrants and the rapid adoption of alternative technologies may create downward pricing pressure. Such shifts could result in lost sales and materially harm our operating results and financial condition.

In the NDR market, our Arista NDR offerings compete with other network security vendors including Cisco, Darktrace, and ExtraHop. In the network packet broker ("NPB") market, Arista DANZ Monitoring Fabric ("DMF") competes with Cisco, Gigamon, Keysight, Netscout and other network monitoring software providers.

Our relationships with our strategic alliance partners or suppliers may also shift as industry dynamics change. If strategic alliance partners acquire or develop competitive products or services, our relationship with those partners may be adversely impacted, which could lead to more variability in our results of operations and impact the pricing of our solutions.

The principal competitive factors applicable to our products include:

- breadth of product offerings and features;
- reliability and product quality;
- ease of use;
- pricing;
- total cost of ownership, including automation, monitoring and integration costs;
- performance and scale;
- programmability and extensibility;
- interoperability with other products;
- ability to be bundled with other vendor offerings;
- product availability and shipment lead times; and
- quality of service, support and fulfillment.

Intellectual Property

Our success and ability to compete depend substantially upon our core technology and intellectual property. We rely on patent, trademark and copyright laws, trade secret protection and confidentiality agreements with our employees, customers, resellers, systems integrators, manufacturers, and others to protect our intellectual property rights. We file U.S and foreign patent applications to protect our intellectual property and we believe that the duration of our issued patents is adequate relative to the expected lives of our products. Patents generally have a duration of twenty years from filing. The remaining duration on the individual patents in our patent portfolio varies.

We cannot assure that any of our patent applications will result in the issuance of a patent or whether the examination process will result in patents of valuable breadth or applicability. In addition, any patents that may be issued may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing upon them. We also license software from third parties for integration into our products, including open-source software and other software available on commercially reasonable terms. We own a number of trademarks in the U.S. and other jurisdictions, and Arista, EOS, and CloudVision are among our core trademarks.

We control access to and use of our software, technology and other proprietary information through internal and external controls, including contractual protections with employees, contractors, customers and partners. Our software is protected by U.S. and international copyright, patent and trade secret laws. Despite our efforts to protect our software, technology and other proprietary information, unauthorized parties may still copy or otherwise obtain and use our software, technology and other proprietary information. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. If we become more successful, we believe that competitors will be more likely to try to develop products that are similar to ours and that may infringe upon our proprietary rights. It may also be more likely that competitors or other third parties will claim that our products infringe upon their proprietary rights. In particular, large and established companies in our industry have extensive patent portfolios and are regularly involved in both offensive and defensive litigation. From time to time, third parties, including certain large companies and non-practicing entities, may assert patent, copyright, trademark and other intellectual property rights against us, our channel partners or our end customers, whom our standard license and other agreements obligate us to indemnify against such claims.

Successful claims of infringement by a third-party, if any, could prevent us from distributing certain products or performing certain services, require us to spend time and money to develop non-infringing solutions or force us to pay substantial damages, royalties or other fees. We cannot assure that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

Human Capital Management

At Arista, we seek to maintain an environment that is open and inclusive, and where our people feel valued and accountable. One of our key principles is always doing the right thing for our employees. We are committed to upholding the highest standards of professional and ethical conduct in our global business operations. As of December 31, 2025, Arista employed approximately 5,115 full-time employees worldwide. None of our employees are represented by unions. We also hire part-time employees and contractors to support our operations, and these service providers do not represent a material portion of our workforce. We consider our relationship with our employees to be good and have not experienced operational interruptions due to labor disagreements. Arista's Human Capital Strategy is developed by our Senior Leadership Team and led by our Group Vice-President of Worldwide Human Resources and Operations who presents human capital updates quarterly to our Board of Directors.

Arista is proud that its excellent culture and practices were widely recognized in 2025. Forbes magazine named Arista as one of America's Best Companies. Time Magazine named Arista as one of the World's Best Companies. Arista has been recognized by Comparably as one of the best large companies for culture, happiness, leadership and career growth as well as compensation. And Most Loved Workplace named Arista a Most Loved Workplace for Wellness and Volunteering.

Equal Opportunity

We seek to maintain an environment that encourages and supports equal opportunity, and where our employees feel valued. We conduct annual employee engagement surveys globally to gather information and feedback from our team members. We use a holistic organization-wide approach to respond to the results of the surveys, analyzing the data for potential actions and positive changes that can be taken in the areas of leadership, communication, culture, professional development and other areas. We strive to build an inclusive culture that encourages, supports and celebrates the voices of our employees. As part of the Arista way, we believe in treating peers with respect, mentoring individuals and developing teams for overall success.

We affirm the principle of equal employment opportunity without regard to any protected characteristic, including but not limited to race, religion, national origin, color, gender, age, disability, pregnancy, marital status, ancestry, military status or sexual orientation. We practice and promote such policies in all locations as appropriate under applicable law. We affirm this principle of freedom from discrimination in all aspects of the employment relationship from recruitment and hiring, through performance evaluations, compensation and promotions. At Arista, we believe that all employees should be treated with dignity and respect.

Arista is proud to be one of the few S&P 500 companies with both a female CEO and CFO.

Health and Safety

We are committed to protecting the health and safety of our employees, visitors, guests and the public. Our health and safety policy is to maintain our facilities and conduct our business operations in a manner that does not compromise the occupational safety of our employees. We have implemented our injury and illness prevention program to protect employees from occupational risks of injury or illness.

Compensation and Benefits

We offer competitive and comprehensive benefit packages that are designed to help and empower employees to make informed decisions for themselves, their families and their lifestyles. In the United States, we offer our employees an employee stock purchase plan, healthcare and retirement benefits, paid time off and family leave, flexible time away, family planning benefits, backup resources for childcare and elder care, and other employee assistance programs including behavioral health and emotional support services. In addition to base salary and benefits, Arista's employees participate in stock and bonus incentive plans that support our organizational philosophy of allowing employees to share in our performance and success. Arista's compensation philosophy is to pay our employees based on their performance and contribution and impact to improving customer and shareholder success. We are committed to paying our employees fairly, equitably, and we work with a third party annually to identify and resolve any gaps. Our executive compensation program is designed to attract, retain, and reward performance and align incentives with the achievement of Arista's strategic plan and both short- and long-term operating objectives. Our compensation committee provides oversight of our compensation policies, plans, benefit programs and overall compensation philosophy.

Along with our traditional healthcare benefits, we offer a broad variety of physical and mental wellness offerings to our global employees in a virtual as well as on-demand format, including fitness classes, webinars on practical wellness takeaways, strategies for stress reduction, financial planning and education, career development and social activities. We also host periodic wellness weeks, whose purpose is to raise awareness on health issues, increase education on preventive medicine and available services and shift employee behavior through interactive activities and live presentations. We proudly support an active community employee engagement program, which provides opportunities for our employees to volunteer and participate in community service in support of the communities where they live, work, and thrive. We employ remote and hybrid work models for designated roles, giving our employees the flexibility to work offsite or onsite and annual survey our employees to gain valuable feedback and suggestions on improvements to our culture and strategy.

AI & Employee Training, Development and Upskilling

Arista has made AI skills development an enterprise-wide priority as we strive to embed AI in our everyday business processes to develop more efficient, higher quality and faster cycle times and responses to our customers and for the benefit of our shareholders. In 2025, employees participated in many general and department-specific live, webinar, and self-paced training to improve their overall and job-specific AI skills and capabilities. In addition, our employees receive regular training on various subjects, including our Code of Ethics and Business Conduct, information security, data privacy, intellectual property, insider trading, and anti-corruption. Our employees are required to complete Code of Ethics and Business Conduct and information security trainings every year. In addition, we provide extensive training and accreditation opportunities to employees in Sales, Customer Engineering and Software Research and Development roles including our Arista Certified Engineer ("ACE") certification program as well as mentorship programs. Additional career development content including management and leadership development training is available through our E-Learning portal to facilitate a culture of lifelong learning and allow employees to personalize their development. Our Technical employees can further upskill through our internal Arista Training Program, technical summits, and participation in industry conferences or associations.

Available Information

Our website is located at www.arista.com and our investor relations website is located at investors.arista.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), are available free of charge on the Investors portion of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("Commission"). The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at www.sec.gov.

Webcasts of our earnings calls and certain events we participate in or host with members of the investment community are on our investor relations website. Additionally, we announce investor information, including news and commentary about our business and financial performance, Commission filings, notices of investor events, and our press and earnings releases, on our investor relations website. Investors and others can receive real-time notifications of new information posted on our investor relations website by signing up for email alerts and RSS feeds. Further corporate governance information, including our corporate governance guidelines, board committee charters, and code of conduct, is also available on our investor relations website under the heading "Governance." The contents of our websites, or information that can be accessed through our websites, are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the Commission, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, which could materially affect our business, financial condition, results of operations and prospects. The risks described below are not the only risks facing us. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially affect our business, financial condition, results of operations and prospects.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties. These risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

- some of the key components in our products come from sole or limited sources of supply and increases the risk of supply shortages, extended lead times or supply changes;
- large purchases by a limited number of customers represent a substantial portion of our revenue;
- escalated or escalating United States (the "U.S.") tariffs as well as countermeasures and retaliatory actions taken by other countries, may have a negative effect on global economic conditions, financial markets and our business;
- adverse economic conditions, continuing uncertain economic conditions or reduced information technology and network infrastructure spending may adversely affect our business;
- our revenue and revenue growth rates are volatile and may decline or not meet our or our investor's expectations;
- we expect our gross margins to vary over time and may be adversely affected by numerous factors;
- our results of operations may vary significantly from period to period and can be unpredictable;
- the networking market is rapidly evolving;
- failure to successfully carry out new product and service offerings and expand into adjacent markets could adversely impact our business;
- we face intense competition and industry consolidation;
- we are subject to risks associated with the expansion of our international sales and operations;
- we face risks associated with the investments in and acquisitions of complementary companies, products or technologies;
- industry cyclicality may cause fluctuations in our revenue;
- fluctuations in currency exchange rates could adversely affect our business;
- failure to raise additional capital on terms satisfactory to us.

Risks Related to Customers and Sales

- inability to attract new large customers or sell additional products and services to our existing customers could adversely affect our revenue growth;
- sales of our switching and routing platforms generate most of our product revenue;
- inability to increase market awareness or acceptance of our new products and services may adversely affect our revenue;
- sales prices of our products and services may decrease;
- sales cycles can be long and unpredictable;
- inability to offer high quality support and services offerings could adversely affect our business;
- declines in maintenance renewals and support contracts by customers could harm our business;
- indemnification provisions under our standard sales contracts could expose us to losses;
- we rely on distributors, systems integrators and value-added resellers to sell our products;
- sales to government entities are subject to a number of challenges and risks;
- we are exposed to the credit risk of our channel partners and some of our end customers.

Risks Related to Products and Services

- product quality problems, defects, errors or vulnerabilities could harm our business;
- failure to anticipate technological shifts could harm our business;
- our products must interoperate with operating systems, software applications and hardware that is developed by others.

Risks Related to Supply Chain and Manufacturing

- insufficient component supply and inventory management;

- primarily reliant upon a predominant merchant silicon vendor;
- we depend on third-party manufacturers to build our products;
- future sales forecasts may materially change, which could result in incorrect levels of inventory and purchase commitments;
- shipment interruptions or delays could cause our revenue to fall.

Risks Related to Intellectual Property and Other Proprietary Rights

- assertions by third parties of intellectual property rights infringement, misappropriation or other violation could harm our business;
- failure or inability to protect or assert our intellectual property rights could harm our competitive position;
- we rely on the availability of licenses to third-party software and other intellectual property;
- failure to comply with licenses to software and other technology could restrict our ability to sell our products;
- our competitors could develop products that are similar to or better than ours because we provide access to our software and selected source code to certain partners.

Risks Related to Cybersecurity and Data Privacy

- defects, errors or vulnerabilities in our products, services and external facing or internal network systems, or the misuse of our products or services, or those of third parties on which we rely, could lead to cybersecurity incidents or a failure to detect cybersecurity incidents, or otherwise negatively impact our business;
- we, or third parties on which we rely, could experience cybersecurity incidents, which could disrupt our operations, cause vulnerabilities in our products or services, compromise intellectual property or other sensitive data, or otherwise negatively impact our business.

Risks Related to Accounting, Compliance, Regulation and Tax

- foreign investment laws and regulations, and other trade or regulatory barriers, may have a negative effect on global economic conditions, financial markets and our business;
- enhanced import/export restrictions, such as enhanced export controls the U.S. has adopted targeting trade with China, as well as countermeasures taken by affected countries may negatively affect our business;
- failure to maintain effective internal control over financial reporting could adversely affect the accuracy and timing of our financial reporting;
- if our critical accounting policies are based on incorrect assumptions, our results of operations could fall below analyst and investor expectations and result in a decline in the market price of our common stock;
- changes in our income taxes, effective tax rate or tax laws could adversely affect our results;
- failure to comply with government laws and regulations, including privacy laws, environmental laws and export controls could harm our business; and
- issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations;

Risks Related to Ownership of Our Common Stock

- the trading price of our common stock has been and may continue to be volatile and the value of your investment could decline;
- any future decisions to reduce or discontinue repurchasing our common stock pursuant to our stock repurchase programs could cause the market price of our common stock to decline;
- insiders have substantial control over us;
- our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

General Risks

- we may become involved in litigation that may materially adversely affect us;
- inability to hire, retain, train and motivate qualified personnel and senior management could cause our business to suffer;
- natural disasters, social unrest, violent conflicts, systemic failures, and other catastrophic events could harm our business; and
- we have not paid dividends in the past and do not intend to pay dividends for the foreseeable future.

Risks Related to Our Business and Industry

Some of the key components in our products come from sole or limited sources of supply.

Our products rely on components that we purchase, or our contract manufacturers purchase on our behalf from a limited number of suppliers, including certain sole source providers. In particular, we are primarily reliant upon our predominant merchant silicon vendor, Broadcom, for our switching chips.

Our reliance on component suppliers yields the potential for the infringement, misappropriation or other violation of third-party intellectual property rights due to the incorporation of such components into our products. We may not be indemnified by such component suppliers for such infringement, misappropriation or other violation claims. Any litigation for which we do not receive indemnification could require us to incur significant legal expenses in defending against such claims or require us to pay substantial royalty payments or settlement amounts that would not be reimbursed by our component suppliers.

Our product development efforts are also dependent upon the success of our continued collaboration with our key merchant silicon vendors such as Broadcom. As we develop our product roadmap, we select specific merchant silicon from these vendors for each new product. It is critical that we work in tandem with these vendors to ensure that their silicon includes improved features, that our products take advantage of such improved features, and that such vendors are able to supply us with sufficient quantities on commercially reasonable terms to meet customer demand. Reliance on these relationships allows us to focus our research and development resources on our software core competencies while leveraging their investments and expertise. The merchant silicon vendors may not be successful in continuing to innovate, develop products that outperform their competitors or meet the requirements of our customers, meet deadlines for the release of their products or produce a sufficient supply of their products. Moreover, these vendors may not collaborate with us or may become competitive with us by selling merchant silicon for “white boxes” with open-source network operating systems or other products to our customers.

If our key merchant silicon vendors do not continue to innovate, develop products that outperform their competitors or fail to meet the requirements of our customers, if there are delays in the release of their products or supply shortages, if they no longer collaborate in such fashion or if such merchant silicon is not offered to us on commercially reasonable terms, our products may become less competitive, our own product launches could be delayed or we may be required to redesign our products to incorporate alternative merchant silicon, which could result in lost sales, reduce gross margins, damage to our customer relationships or otherwise have a material effect on revenue and business, financial condition, results of operations and prospects.

We expect large purchases by a limited number of customers to continue to represent a substantial portion of our revenue, and any loss, delay, decline or other change in expected purchases could result in material quarter-to-quarter fluctuations of our revenue or otherwise adversely affect our results of operations.

Large purchases by a relatively limited number of customers have accounted for a significant portion of our revenue. For example, sales to one end customer represented 16%, 15%, and 21% of our total revenue, and sales to the other end customer represented 26%, 20%, and 18% of our total revenue for the years ended December 31, 2025, 2024, and 2023, respectively. We have experienced unpredictability in the timing of orders from our large customers primarily due to the overall complexity of these large orders and changes in demand specific to these customers, including reductions in or changes in the mix of capital expenditures by these customers and the impact of cost reduction and other efficiency efforts by these customers. In addition, the variability in customer concentration is linked to the timing of new product deployments, and spending cycles with these customers, as well as the time it takes these customers to evaluate, test, qualify and accept our products and services, and we expect continued variability in our customer concentration and timing of sales on a quarterly and annual basis. In addition, we typically provide more favorable terms and conditions to large customers, than we typically do to other customers, including pricing discounts, bundled upgrades, extended warranties, acceptance terms, indemnification terms, and other rights, which may reduce gross margins for the period in which such sales occur.

Changes in the business requirements or focus, upgrade cycles, vendor selection, project prioritization, assignment of spending allocations among vendors based upon specific network roles or projects, financial prospects, lack of growth of our large customers, capital resources and expenditures or purchasing behavior and deceleration in spending of these customers could significantly decrease our sales to such customers or could lead to delays, reductions or cancellations of planned purchases of our products or services. In addition, an increased focus on the deployment of AI-enabled solutions by these customers has accelerated the need for advanced technology offerings, including some offerings from potential new market entrants. This prioritization of AI related infrastructure investment has at times come in conjunction with the announcement of various cost reduction measures by such customers, including optimization and increased efficiency in non-AI related capital expenditures, which could negatively impact our revenue. In addition, although the focus on deployment of AI-enabled solutions has driven increased demand for networking, the long-term trajectory remains unknown. As such, demand estimates for our new products are difficult to forecast and can create volatility in our revenue. In some instances, such factors have had, and may continue to have, an impact on certain current or future projects and reduce our visibility to customer demand and may result in a reduction or uncertainty in the timing of orders from these large customers, which may negatively impact our revenue and increase the risk of excess and obsolete inventory charges on our products.

Moreover, because our sales are based primarily on purchase orders, some of our customers have previously and could continue to cancel, delay, reduce or otherwise modify their purchase commitments with little or no notice to us. These customers may decide to delay or cancel such orders for any reason. This limited visibility requires us to rely on estimated demand forecasts to determine how much material to purchase and product to manufacture. Further, extended supplier lead times on some newer technologies can create greater pressure on our ability to forecast future demand, which can lead to excess inventory or product shortages and to delays in fulfilling current and future purchase orders that can impede production by our customers and harm our customer relationships.

If any of the factors discussed above drive some of our large customers to cancel all or portion of their business relationships with us, the growth in our business and the ability to meet our current and long-term financial forecasts may be materially impacted. As a result, we may be unable to sustain or increase our revenue from our large customers, grow revenue with new or other existing customers at the rate we anticipate or at all, or offset a decline or discontinuation of concentrated purchases by our larger customers with purchases by new or existing customers. We expect that such concentrated purchases will continue to contribute materially to our revenue for the foreseeable future and that our results of operations may fluctuate materially as a result of such larger customers' buying patterns. In addition, we may see consolidation of our customer base, such as among Internet companies and cloud service providers, which could result in the loss of customers. The loss of such customers, or a significant delay or reduction in their purchases, including reductions or delays due to customer departures from recent buying patterns, or an unfavorable change in competitive or economic conditions could materially harm our business, financial condition, results of operations and prospects.

Escalated or escalating U.S. tariffs, as well as countermeasures and retaliatory actions taken by other countries, may have a negative effect on global economic conditions, financial markets and our business.

Our products are primarily manufactured in Malaysia, Vietnam, and Mexico, and we also procure a limited number of products originating from China, Taiwan, Thailand and the Philippines. In addition, our contract manufacturing partners procure some components from China for use in the manufacturing of our products. Because our products are primarily manufactured internationally, the import of our products into the U.S. may be affected by applicable tariff policies.

Over the last decade, and especially under the current administration, the U.S. government has enacted various new and increased tariffs affecting the import of various items from various countries. For example, since 2018, the U.S. government has enacted various tariffs on products from China under Section 301 trade authorities, including on communications equipment products and components manufactured and imported from China. Since February 2025, the U.S. has also imposed additional country-specific tariffs on most trading partners, including China, as well as additional commodity-specific tariffs on certain imported items, in both instances pursuant to executive orders issued under various trade authorities, including the International Emergency Economic Powers Act and Section 232 of the Trade Expansion Act of 1962.

In response to these and other U.S. measures, China, Mexico and other countries have taken or threatened to take a range of retaliatory measures. These include the imposition of retaliatory tariffs on certain U.S.-origin goods; the implementation of new export controls by China on various critical minerals, including rare earths metals; the scheduling of further retaliatory tariff measures; and other actions that may affect us directly or indirectly.

The situation regarding these tariffs and trade policies has been and continues to be fluid, leading to significant uncertainty about the future relationship between the U.S., and other countries, with respect to tariffs and trade policies.

The U.S., China, Malaysia, Vietnam, Mexico, Taiwan, Thailand, the Philippines and other governments may place additional tariffs and trade barriers on communication equipment products, our products and services, our inputs, or other items, which could result in higher costs to us and negatively affect our gross margins.

An increase in trade-related costs associated with these tariff actions may affect our cost of production, impair the profitability of our international production, affect our ability to procure certain items, strain our suppliers' ability to provide inputs necessary to produce certain items, and otherwise affect our manufacturing partners' ability to provide our products at previously contracted prices. We also may not be able to pass on the full burden of the increase in trade-related costs to our partners and/or customers which could impact our profitability and/or our competitiveness. We are adjusting our supply chain and manufacturing practices to minimize the impact of the tariffs and any impact on the supply chain of components sourced from affected countries, but our efforts may not be successful. In addition, there can be no assurance that we will not experience a disruption in our business related to these or other changes in trade practices, and the process of changing suppliers in order to mitigate any such tariff costs could be complicated, time-consuming, and costly.

Tariffs may also cause customers to delay or to request an expedition for their orders as they evaluate where to take delivery of our products in connection with their efforts to mitigate their own tariff exposure. Such delays or expeditions may create forecasting difficulties for us and increase the risk that orders might be canceled or might never be placed. Current or future tariffs may also negatively impact our customers' sales, thereby causing an indirect negative impact on our own sales. Even in the absence of further tariffs, the related uncertainty and the market's fear of escalating trade tensions and related macroeconomic effects might cause our distributors and customers to place fewer orders for our products, which could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Adverse economic conditions, continuing uncertain economic conditions or reduced information technology and network infrastructure spending may adversely affect our business, financial condition, results of operations and prospects.

Our business depends on the overall demand for information technology, network connectivity and access to data and applications. Weak domestic or global economic conditions and continuing economic uncertainty, fear or anticipation of such conditions, a recession, geopolitical pressures, including international trade disputes, changes in tariff policies, global pandemics, a reduction in information technology and network infrastructure spending or a deterioration of the financial performance, condition or prospects of our customers, could adversely affect our business, financial condition, results of operations and prospects in a number of ways, including longer sales cycles, reduced demand or lower prices for our products and services, higher default rates among our channel partners, reduced unit sales and lower or no growth. In addition, the global macroeconomic environment has been negatively affected by, among other things, the uncertainty in the global banking and financial services markets, epidemics, instability in global economic markets, changes in government administration and policy positions, increased uncertainty associated with recent scheduled, threatened and/or anticipated increases in tariffs and other trade barriers, inflationary pressures, higher interest rates, instability in the global credit markets, the impact and uncertainty regarding global central bank monetary policy, instability, tension and conflict in the geopolitical environment, and foreign governmental debt concerns which have caused, and are likely to continue to cause, uncertainty and instability in local economies and in global financial markets. In addition, a government shutdown or a default by the U.S. government on its debt obligations, or related credit-rating downgrades could also have adverse effects on the broader global economy and contribute to, or worsen, an economic recession.

We believe that any extended or renewed economic disruptions or deterioration in the global economy could have an adverse impact to our liquidity or to our current and projected business operations, financial condition or results of operations. For example, if banks or other financial institutions with whom we have banking relationships or whose corporate bonds are held in our marketable securities investment portfolio, enter receivership or become insolvent in the future, we may be unable to access, and we may lose some of our existing cash, cash equivalents and investments to the extent those funds are not insured or otherwise protected by the Federal Deposit Insurance Corporation ("FDIC"). In addition, in such circumstances we might not be able to timely pay key vendors and others. We regularly maintain cash balances that are not insured or are in excess of the FDIC's insurance limit. Any delay in our ability to access our cash, cash equivalents and investments (or the loss of such funds) or to timely pay key vendors and others could have a material adverse effect on our operations and cause us to need to seek additional capital sooner than planned. Furthermore, a downturn or a recession may also significantly affect financing markets, the availability of capital and the terms and conditions of any financing arrangements, including the overall cost of financing as well as the financial health or creditworthiness of our customers. Circumstances may arise in which we need, or desire, to raise additional capital, and such capital may not be available on commercially reasonable terms, or at all.

In addition, business disruptions and supply chain and manufacturing disruptions may result in customers delaying or canceling or reprioritizing capital expenditures on information technology and network infrastructure, which may affect the overall demand for our products. We also believe that our customers continue to assess the impact of macroeconomic factors on their business and future investment plans, resulting in business uncertainty. Continuing or worsening economic instability or the deterioration of the financial performance, condition or prospects of our customers could result in a cancellation of, or defaults in the payments for, such orders or otherwise adversely affect spending for IT, network infrastructure, systems and tools, and limit our ability to forecast future demand for our products, which could reduce expected revenue or result in a write-down of excess or obsolete inventory.

We have entered into significant purchase commitments and are susceptible to supply shortages, extended lead times or supply changes, which could disrupt or delay our scheduled product deliveries to our customers and may result in the loss of sales and customers.

Generally, we do not have guaranteed supply contracts with our component suppliers. Our suppliers have, or in the future could continue to, suffer shortages, require longer lead times, delay shipments, prioritize shipments to other vendors, reject, or decommit orders, increase prices, impose expedite fees or cease manufacturing their products or selling them to us at any time. Supply of these components worldwide was and could continue to be adversely affected by supply constraints, including as a result of industry consolidation and geopolitical conditions such as international trade restrictions and increased political tensions. For example, we see tightening supply conditions in the memory market. Although we have taken steps to mitigate these constraints, resulting shortages, increased lead times, reduced component allocations, and/or order decommitments may still adversely impact our revenue and gross margins.

Although we have entered into significant purchase commitments to support long-term customer demand, if we are unable to obtain sufficient quantities of any of these components on commercially reasonable terms or in a timely manner, or if we are unable to obtain alternative sources for these components, shipments of our products could be delayed or halted entirely, or we may be required to redesign our products. Any of these events could result in the cancellation of orders, lost sales, reduced gross margins or damage to our customer relationships, which would adversely impact our business, financial condition, results of operations and prospects. Additionally, if our suppliers do not meet their commitments, customers cancel orders or actual demand is less than our demand forecasts, it could result in excess or obsolete inventory, which we would be required to write down to its estimated realizable value, which in turn could impact our cash flows and result in lower gross margins and operating income.

In the event of a shortage or supply interruption from our component suppliers, we may not be able to develop alternate or second sources in a timely manner. Further, long-term supply and maintenance obligations to customers increase the duration for which specific components are required, which may increase the risk of component shortages or the cost of carrying inventory. In addition, our component suppliers change their selling prices frequently in response to market trends, including industry-wide increases in demand such as has occurred in the market for memory, or charge additional fees to expedite orders, and because we do not have contracts with these suppliers or guaranteed pricing, we are susceptible to availability or price fluctuations related to raw materials and components. If we are unable to pass component price increases along to our customers or maintain stable pricing, our gross margins could be adversely affected and our business, financial condition, results of operations and prospects could suffer.

Our revenue and revenue growth rates are volatile and may decline or not meet our or our investors' expectations.

Our revenue growth rates in previous periods may not be indicative of our future performance. We have experienced annual revenue growth rates of 28.6%, 19.5%, 33.8%, and 48.6% in 2025, 2024, 2023 and 2022, respectively. In the future, our revenue growth rates will continue to be volatile due to cyclical trends in our business, and as we become more embedded with our existing customer base and product markets and look to enter and expand into new markets. Our growth strategy relies on maintaining our agility and increasing our investment in research and development to deliver market-leading features to enhance the functionality of existing cloud networking platform, expand our product offerings and build upon our technology leadership. We must continue to expand our product offerings and build upon our technology leadership. In addition we must continue to expand our global sales force and deepen our channel partnerships to reach new customers more effectively and increase sales to existing customers. An increase in customer trials and contracts with acceptance provisions, and an increase in the volatility and magnitude of our product deferred revenue balances, have created variability in our revenue. Any delays in acceptance, or rejection, or any return, of those products could further negatively impact our revenue. We have also previously experienced supply constraints that have resulted in manufacturing and shipment delays, which have negatively affected the timing of revenue recognition. If these manufacturing and supply chain disruptions recur and/or if we are unable to reduce our lead times it could also result in the cancellation of orders by customers, reduce demand from existing customers in future periods, and increase difficulty in adding new customers. Other factors may also contribute to declines in our revenue growth rates, including changes in demand for our products and services, particularly from our large customers, the deterioration of the financial performance, condition or prospects of our large customers, changes in capital spending by our large customers, increased competition, price sensitivities from our customers to increases in our pricing, our ability to successfully manage our expansion or continue to capitalize on growth opportunities, the maturation of our business, geopolitical pressures, macroeconomic conditions, recession risks and monetary policy shifts, and our ability to be successful in the AI market and adjacent markets, such as campus switching, Wi-Fi networking markets and network security markets. Recent technologies, such as generative and agentic AI models, have emerged, and while they have driven increased demand for networking, the long-term trajectory of such technologies is unknown and it is difficult for us to predict the demand for such new technologies. Customers may overestimate demand for their AI build outs and cancel, delay, reduce or otherwise modify their purchase commitments with little or no notice to us. Customers may also implement changes to their network architecture to improve efficiencies and reduce demand for our products. As such, demand estimates for our new products are difficult to forecast and create volatility in our revenue. In addition, given the timing and prioritization of customer orders and shipment patterns, near-term revenue trends may not be reflective of current demand levels. Furthermore, any prolonged economic disruptions or deterioration in the global economy could have a negative impact on demand from our customers in future periods, particularly in the enterprise market where we are continuing to expand our penetration. which may result in reductions in overall demand from these customers in future periods and negatively impact our revenue, financial condition, business or prospects. You should not rely on our revenue for any prior quarterly or annual period as an indication of our future revenue or revenue growth. If we are unable to maintain consistent revenue or revenue growth, our business, financial condition, results of operations and prospects could be materially adversely affected, and our stock price could be volatile.

We expect our gross margins to vary over time and may be adversely affected by numerous factors.

We expect our gross margins to vary over time and the gross margins we have achieved in recent years may not be sustainable and may be adversely affected in the future by numerous factors, including but not limited to pricing pressure on our products and services due to competition, the ability of more fully integrated competitors to bundle their networking products with other products, or utilize proprietary silicon in their products, the mix of sales to large customers who generally receive lower pricing, the mix of products sold, manufacturing-related costs, including costs associated with sourcing key components from sole or limited suppliers and potential changes to our manufacturing and supply chain to respond to international trade tensions, supply chain sourcing activities, merchant silicon costs, excess/obsolete inventory and supplier liability charges, and fees to expedite supplier components and costs related to tariffs from our products that are manufactured internationally. In addition, other factors that may impact our gross margins over time include the introduction of new products and new business models including the sale and delivery of more software and subscription solutions, entry into new markets or growth in lower margin markets, entry in markets with different pricing and cost structures, pricing discounts given to customers, costs associated with defending intellectual property rights infringement, misappropriation or other violation claims and the potential outcomes of such disputes, increased costs arising from epidemics, changes in distribution channels, increased warranty costs, and our ability to execute our operating plans. In addition, inflationary pressures and shortages, such as the recent tightening of supply conditions in the memory market, have increased and may continue to increase costs for certain materials, components, supplies and services. As a result of cost inflation in our supply chain, we have implemented targeted price increases from time to time. However, these price increases could result in a decrease in demand for our products which would decrease revenue. In addition, if our business were subject to sustained economic stress or recession, many of the risk factors identified in this risk factors section could be heightened. We determine our operating expenses largely on the basis of anticipated revenue and a high percentage of our expenses are fixed in the short and medium term. As a result, a failure or delay in generating or recognizing revenue could cause significant variations in our operating results and operating margin from quarter to quarter. Failure to sustain or improve our gross margins reduces our profitability and may have a material adverse effect on our business and stock prices.

Our results of operations have varied significantly from period to period and are unpredictable and if we fail to meet the expectations of analysts or investors or our previously issued financial guidance, or if any forward-looking financial guidance does not meet the expectation of analysts or investors, the market price of our common stock could decline substantially.

Our results of operations have historically varied from period to period, and we expect that this trend will continue, which could cause the market price of our common stock to be volatile. As a result, you should not rely upon our past financial results for any period as indicators of future performance. Our results of operations in any given period have been and could continue to be influenced by a number of factors, many of which are outside of our control and may be difficult to predict, including:

- disruptions in our business due to general economic and market conditions, such as recessionary risks and a global economic downturn, international trade tensions and tariff policies, higher interest rates, monetary policy shifts, inflationary pressures, supply chain and labor shortages, changes in government administration, and geopolitical pressures;
- our inability to fulfill our customers' orders or the deferral, reduction or cancellation of orders due to the delays in shipment of our products for any reason;
- the reduction in future demand for our products by our customers or increased difficulty in adding new customers due to the unavailability or unpredictable supply of inventory, supply chain delays, access to key commodities or technologies, manufacturing disruptions or other events that impact our manufacturers or their suppliers;
- a reduction, or uncertainty in the timing, of orders from our large customers;
- announcements by us or other competitors of new products or product enhancements, warranty returns, general economic conditions or other factors;
- our ability to increase sales to existing customers and attract new customers, including large customers;
- the budgeting, sales, implementation and refresh cycles, purchasing practices, technology roadmaps and priorities and buying patterns of customers;
- changes in the growth rates of existing or new customers and the networking market the deterioration of the financial performance, condition or prospects of existing or new customers, including large customers and service providers, changes in end-customer, distributor or reseller;
- the inclusion of any acceptance provisions in our customer contracts and increased customer trials, and any delays in acceptance, or rejection, or any return, of those products;
- increased expenses resulting from increases in component, production and logistics costs resulting from factors such as global inflationary pressures, or the tariffs imposed by the U.S. on goods from other countries and tariffs imposed by other countries on U.S. goods;
- changes in our pricing policies, whether initiated by us or as a result of competition;
- the amount and timing of operating costs and capital expenditures related to the operation and expansion of our business such as those expenses related to construction of a new building in Santa Clara, California;
- difficulty forecasting, budgeting and planning due to limited visibility into the spending plans of current or prospective customers;
- excess or obsolete inventory resulting in write-downs and charges related to supplier liabilities;
- the actual or rumored timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our industry, including consolidation among our competitors or customers;
- our ability to successfully expand our business domestically and internationally;
- our ability to increase the size and production of our sales or distribution channel, or any disruption in, or termination of, our sales or distribution channels;
- decisions by potential customers to purchase our networking solutions from larger, more established vendors, white box vendors with open-source network operating systems or their primary network equipment vendors;
- insolvency or credit difficulties confronting our customers, which could adversely affect their ability to purchase or pay for our products and services, or confronting our key suppliers, including our sole source suppliers, which could disrupt our supply chain;
- cyclical fluctuations in our markets; and
- other risk factors described in this filing.

Any one of the factors above or the cumulative effect of several of the factors described above may result in significant fluctuations in our financial and other results of operations and may cause the market price of our common stock to decline. This variability and unpredictability could result in our failure to meet our revenue, gross margins, results of operations or other expectations contained in any forward-looking financial guidance we have issued or the expectations of securities analysts or investors for a particular period. If we fail to meet or exceed such guidance or expectations for these or any other reasons, the market price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits. In the past, we have failed to meet investor expectations and the market price of our common stock declined.

The networking market is rapidly evolving. If this market does not evolve as we anticipate or our target customers do not adopt our networking solutions, we may not be able to compete effectively, and our ability to generate revenue will suffer.

A substantial portion of our business and revenue depends on the growth and evolution of the networking market, including the market for AI networks and the future deployment of Ethernet networking solutions in these AI networks. The market demand for networking solutions has increased in recent years as customers have deployed larger, more sophisticated networks and have increased the use of virtualization and cloud computing. The continued growth of this market will be dependent upon many factors including but not limited to the demand for our customers' products and services, the expansion, of our customers' networks, the capacity utilization of existing network infrastructures, changes in the technological requirements for the products and services to be deployed in these networks, the amount and mix of capital spending by our customers, including any changing technology priorities such as the deployment of AI and related technologies, the development of network switches/routers and cloud service solutions by our large customers for internal use, the financial performance and prospects of our customers, the availability of capital resources to our customers, changes in government regulation that could impact networking business models including those regulations related to AI, cybersecurity, privacy, data protection and net neutrality, our ability to provide networking solutions that address the needs of our customers more effectively and economically than those of other competitors or existing technologies and general economic conditions.

In particular, recent technologies, such as generative and agentic AI models, have emerged, and while they have driven increased demand for networking, the market is rapidly changing, and the long-term trajectory is unknown. Customers may overestimate demand for their AI build outs and cancel, delay, reduce or otherwise modify their purchase commitments with little or no notice to us. In addition, customers may implement changes to their network architectures to improve efficiencies and reduce demand for our products. As such, demand estimates for our new products are difficult to forecast and create volatility in our revenue and inventory levels. If the AI market does not develop as anticipated or at all, then the potential demand for AI infrastructure may not be realized. Moreover, even if the market for AI applications does develop, the successful adoption of AI Ethernet products will be dependent upon their ability to compete against more established InfiniBand products or against the AI Ethernet products of other competitors to address AI networking clusters.

If the networking solutions market including the AI Ethernet market does not develop in the way we anticipate or otherwise experiences a slowdown, if our solutions do not offer benefits compared to competing networking products or if customers do not recognize the benefits that our solutions provide, then our business, financial condition, results of operations and prospects could be materially adversely affected.

We pursue new product and service offerings and expand into adjacent markets, and if we fail to successfully carry out these initiatives, our business, financial condition, or results of operations could be adversely impacted.

We have made substantial investments to develop new products and services, make enhancements to existing products, and expand our product offerings through our acquisitions and internal research and development efforts. If we are unable to anticipate technological changes in our industry by introducing new, enhanced or expanded products and services in a timely and cost-effective manner or if we fail to introduce products and services that meet market demand or gain market share, we may lose our competitive position, our products may become obsolete, and our business, financial condition or results of operations could be adversely affected. For example, with our most recently introduced 800 GbE, AI focused Ethernet products and AI-Driven Campus and Branch Networking Offerings, our ability to maintain our competitive position with our customers will depend on our ability to deliver these new products in a timely manner, our customers' acceptance of these products and the growth of the markets that these products serve. In addition, the evaluation, testing and qualification of our new products by our customers may be lengthy and may require increased customer trials and contracts with acceptance clauses, which delay revenue recognition and may negatively impact our revenue.

We remain in a period of new product introductions, adding new customers and expanded use cases, particularly in the AI Ethernet market. This has resulted in increased customer trials and contracts with acceptance periods, and an increase in the volatility and magnitude of our product deferred revenue balances, which in turn may create variability in our revenue results on a quarterly and annual basis. In addition, if we are not able to satisfy the requirements under customer trials or contracts with acceptance periods, we may be required to accept product returns from our customers, which would prevent us from recognizing revenue on such transactions and may result in the write-down of inventory.

Additionally, from time to time, we invest in expansion into adjacent markets, including campus and Wi-Fi networking, AI networking, cloud and enterprise routing markets, network security markets and SD-WAN markets. Although we believe these solutions are complementary to our current offerings, we have less experience and a more limited operating history in these markets, and our efforts in this area may not be successful. Expanding our services in existing and new markets and increasing the depth and breadth of our presence imposes significant burdens on our marketing, compliance, and other administrative and managerial resources. In addition, the markets for our products, particularly the AI Ethernet segment, are characterized by rapid evolution and volatility; consequently, these markets may experience significant fluctuations, including prolonged slowdowns, cyclical contractions, or the correction of speculative bubbles that could adversely affect demand. Our plan to expand and deepen our market share in our existing markets and possibly expand into additional markets is subject to a variety of risks and challenges. Our success in these new markets depends on a variety of factors, including but not limited to our ability to develop new products, product features and services that address the customer requirements for these markets, attract a customer base in markets in which we have less experience, compete with new and existing competitors in these adjacent markets, and gain market acceptance of our new products. In addition, when we introduce new products, we expect that it will take time for manufacturing to ramp production and fulfill customer demand.

Developing our products is expensive, and the investment in product development typically involves a long payback cycle. We expect to continue to make substantial investments to introduce new products and services and enhance the functionality of our existing cloud networking platform through investments in our research and development organization, and investments in or acquisitions of complementary companies, products and technologies to expand our product offerings and build upon our technology leadership. We expect that our results of operations will be impacted by the timing and size of these investments. These investments may take several years to generate positive returns, if ever.

Additionally, future market share gains may take longer than planned and cause us to incur significant costs. If we are unable to attract new large customers or to sell additional products and services to our existing customers, our revenue growth will be adversely affected, and our revenue could decrease. Difficulties in any of our new product development efforts or our efforts to enter adjacent markets could adversely affect our operating results and financial condition.

We face intense competition, especially from larger, well-established companies and industry consolidation may lead to increased competition, which may harm our business, financial condition, results of operations and prospects.

The markets in which we compete, including the markets for data center, campus networking, network visibility and security and AI, are intensely competitive, and we expect competition to increase in the future from established competitors, industry consolidation and new market entrants. This competition has resulted in increased pricing pressure, which could result in reduced profit margins, increased sales and marketing expenses and the loss of market share, any of which would likely harm our business, financial condition, results of operations and prospects.

The data center and campus networking markets have been historically dominated by Cisco, with competition also coming from other large network equipment and system vendors, including Dell/EMC, Extreme Networks, Hewlett Packard Enterprise, Huawei, Nvidia and white box networking vendors utilizing open-source operating systems. Most of our competitors and some strategic alliance partners have made acquisitions and/or have entered into, or extended, partnerships or other strategic relationships to offer more comprehensive product lines, including cloud networking solutions and network security. For example, Cisco acquired Acacia Communications, Broadcom acquired Brocade Communications and VMware, Dell acquired Force10 Networks, Hewlett Packard Enterprise acquired Juniper Networks, and Nvidia has made significant investment in several AI Neoclouds. Moreover, large system vendors are increasingly seeking to deliver vertically integrated cloud networking solutions to customers that combine cloud-focused hardware and software solutions as an alternative to our products. We expect this trend to continue as companies attempt to strengthen their market positions in an evolving industry and as companies are acquired or are unable to continue operations. Industry consolidation may result in stronger competitors that are better able to compete with us, and this could lead to more variability in our results of operations and could have a material adverse effect on our business, the pricing of our solutions, financial condition, results of operations and prospects.

We also face competition from other companies and new market entrants, including current technology partners, suppliers and customers or other cloud service providers who may acquire or develop network switches and cloud service solutions for internal use and/or to broaden their portfolio of products to market and sell to customers. Some of these competitors are developing "white box" networking products based on open-source network operating systems that may be provided for free and off-the-shelf or commoditized hardware technology, or “white box” hardware, while other competitors may adopt a disaggregated approach to the procurement of hardware and their proprietary software. Customers may also increase their adoption of networking solutions based upon open-source network operating systems that may be provided for free and used either on “white box” or proprietary hardware. As new markets emerge like AI, we expect the field to remain intensely competitive as our competitors have made significant investments in such new markets. In addition, we have not established broad market awareness or acceptance of our AI Ethernet products that will compete against more established InfiniBand products or against the AI Ethernet products of other competitors. Furthermore, the entrance of new competitors into our markets or the increased adoption of these new technology solutions or consumption models may cause downward pricing pressures, result in lost sales or otherwise have a material adverse effect on our business, prospects, financial condition and operating results.

Our relationships with our strategic alliance partners or suppliers may also shift as industry and market dynamics change. If strategic alliance partners acquire or develop competitive products or services, our relationship with those partners may be adversely impacted, which could lead to more variability to our results of operations and impact the pricing of our solutions.

Many of our existing and potential competitors enjoy substantial competitive advantages, such as greater name recognition and longer operating histories, larger sales and marketing budgets and resources, broader distribution and established relationships with channel partners and end customers, the ability to leverage their sales efforts across a broader portfolio of products, the ability to bundle competitive offerings with other products and services or to reduce the price of products and services that compete with ours in order to promote the sale of other products or services, the ability to develop their own silicon chips, the ability to set more aggressive pricing policies, lower labor and development costs, greater resources to make acquisitions, larger intellectual property rights portfolio, and substantially greater financial, technical, research and development or other resources.

In addition, large competitors may have more extensive relationships with and within existing and potential customers that provide them with an advantage in competing for business with those customers or may have a dominant market position in certain markets that they can utilize to leverage sales of their Ethernet switching and routing products. For example, certain large competitors encourage customers of their other products and services to adopt their data networking solutions through discounted bundled product packages. Our ability to compete will depend upon our ability to provide a better solution than our competitors at a more competitive price. We may be required to make substantial additional investments in research, development, marketing and sales in order to respond to competition, and we cannot assure you that these investments will achieve any returns for us or that we will be able to compete successfully in the future.

We also expect increased competition if our market continues to expand. As we continue to expand globally, we have seen and continue to see new competition in different geographic regions. In particular, we have experienced and could continue to experience price-focused competition from competitors in Asia, especially from China. As we expand into new markets, we will face competition not only from our existing competitors but also from other competitors, including existing companies with strong technological, marketing, and sales positions in those markets, as well as those with greater resources, including technical and engineering resources, than we do. Conditions in our market could change rapidly and significantly as a result of technological advancements or other factors.

We are subject to a number of risks associated with the expansion of our international sales and operations.

Our ability to grow our business and our future success will depend to a significant extent on our ability to expand our operations and customer base worldwide. Many of our customers, resellers, partners, suppliers and manufacturers operate around the world. Operating in a global marketplace, we are subject to risks associated with having an international reach and compliance and regulatory requirements. Our international operations are subject to a number of additional risks, including the following:

- ability to establish necessary business relationships and to comply with local business requirements, including distributor and reseller relationships;
- greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods and non-standard terms with customers related to payment, warranties or performance obligations;
- increased management complexity involved in, and expenses incurred in establishing and maintaining our international operations;
- deterioration of political relations between the U.S. and China, Canada, Mexico, Russia and the European Union ("EU"), including increased trade and tariff related disputes changes in trade controls, economic sanctions, foreign investment laws and regulations, or other international trade regulations, all of which have generally recently trended toward increasing breadth and complexity, and which may affect our ability to import or export our products to and from various countries;
- fluctuations in exchange rates between the U.S. dollar and foreign currencies where we do business;
- general economic and political conditions in these foreign markets;
- global macroeconomic conditions, including recessionary cycles;

- U.S. and foreign legal requirements, including those relating to anti-corruption, anti-bribery, foreign investment, telecommunications, cybersecurity, supply chain integrity, privacy, data protection and AI and cloud technology;
- government trade restrictions and compliance, related to the exportation, re-exportation, sale, shipment or other transfer of programming, technology, components, and/or services to foreign persons;
- unexpected changes in regulatory practices, tariffs and tax laws and treaties;
- possible deterioration in relations between Taiwan and China, and other factors affecting military, political, or economic conditions in Taiwan or elsewhere in Asia;
- the uncertainty of protection and enforcement for intellectual property rights in some countries; and
- heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

These and other factors could harm our ability to gain future international revenue and, consequently, materially affect our business, financial condition, results of operations and prospects. Expanding our existing international operations and entering additional international markets will require significant management attention and financial commitments. Our failure to successfully manage our international operations and the associated risks effectively could limit our future growth or materially adversely affect our business, financial condition, results of operations and prospects.

New and changing laws, regulations, executive orders, directives, and enforcement priorities can adversely affect the Company's business by increasing the Company's costs, limiting the Company's ability to continuously navigate global supply chain options in lieu of optimizing tariff outcomes, offer a product or service to customers in a timely manner, impacting customer demand for the Company's products and services, and requiring changes to the Company's business or supply chain. New and changing laws, regulations, executive orders, directives, and enforcement priorities can also create uncertainty about how such laws and regulations will be interpreted and applied.

We have invested and may continue to invest in or acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our business, financial condition, results of operations and prospects.

As part of our business strategy, we have made and could continue to make investments in complementary companies, products or technologies which could involve licenses, additional channels of distribution, discount pricing or investments in or acquisitions of other companies. For example, we completed the acquisition of VeloCloud in June 2025 which required management to focus efforts on integrating the VeloCloud business with the Company. In addition, the privately held companies in which we invest are in the startup or development stages. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize, and we could lose our entire investment in these companies. We may not be able to find suitable investment or acquisition candidates and we may not be able to complete such investments or acquisitions on favorable terms, if at all. If we do complete investments or acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any investments or acquisitions we complete could be viewed negatively by our customers, investors and securities analysts. Through acquisitions, we continue to expand into new markets and we may experience challenges in entering into new markets for which we have not previously manufactured and sold products, including facing exposure to new market risks, difficulty achieving expected business results due to a lack of experience in new markets, products or technologies or the initial dependence on unfamiliar distribution partners or vendors.

In addition, investments and acquisitions may result in unforeseen operating difficulties and expenditures. If we are unsuccessful at integrating any acquisitions or retaining key talent from those acquisitions, or the technologies associated with such acquisitions, into our company, the business, financial condition, results of operations and prospects of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for development of our business. We may not successfully evaluate or utilize the acquired technology or personnel or accurately forecast the financial effects of an acquisition transaction, including accounting charges. Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities. We may not be successful in retaining or expanding the customers and sales activities of any acquired business or in realizing the expected operational and cost efficiencies anticipated with the acquisition. We may have to pay cash, incur debt or issue equity securities to pay for any such investment or acquisition, each of which could adversely affect our financial condition or the market price of our common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. Moreover, if the investment or acquisition becomes impaired, we may be required to take an impairment charge, which could adversely affect our financial condition or the market price of our common stock.

Industry cyclicality may cause fluctuations in our revenue and results of operations.

Our business is reliant on demand for network infrastructure, which rises and falls in cycles. Moreover, business cycles vary somewhat in different geographical regions and by customer type. Our customers' demand is driven by, among other factors, the development of new network infrastructure and the refreshment of existing network infrastructure. Cyclical changes in our customers' demand for our products and services, particularly changes in the demand of our largest customers, could result in fluctuations in our revenue, revenue growth and results of operations. We believe that this cyclicality results from a number of factors, including the specific procurement, budgeting and deployment cycles of our customers as well as the impact of general economic conditions on business operations and investment. The effects of supply chain disruptions and our rapid growth may have reduced the impact of cyclical factors that might otherwise have influenced our business and broader industry performance. If our growth rates slow, cyclical variations in our operations may become more pronounced over time and may materially affect our business, financial condition, results of operations and prospects.

We are exposed to fluctuations in currency exchange rates, which could adversely affect our business, financial condition, results of operations and prospects.

Our sales contracts are primarily denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk; however, an increase in the U.S. dollar could result in an increase in the cost of our products to our customers outside of the U.S., which could adversely affect our business, financial condition, results of operations and prospects. In addition, a decrease in the value of the U.S. dollar relative to foreign currencies could increase our product and operating costs in foreign locations. Further, a portion of our operating expenses is incurred outside the U.S., is denominated in foreign currencies and is subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with the currency fluctuations, our business, financial condition, results of operations and prospects could be adversely affected.

Any failure to raise additional capital to expand our operations, invest in new products or for other corporate purposes on terms satisfactory to us could reduce our ability to compete and could harm our business, financial condition, results of operations and prospects.

We expect that our existing cash and cash equivalents, will be sufficient to meet our anticipated cash needs for the foreseeable future. If we did need to raise additional funds to expand our operations, invest in new products or for other corporate purposes, we may not be able to obtain additional debt or equity financing on terms satisfactory to us. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the market price of our common stock could decline. Furthermore, if we engage in debt financing, the holders of such debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness or impose other restrictions on our business. We may also be required to take other actions that would otherwise be in the interests of the debt holders, including maintaining specified liquidity or other ratios, any of which could harm our business, financial condition, results of operations and prospects. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things, enhance our products and services, expand our sales and marketing and research and development organizations, acquire complementary technologies, products or businesses, and respond to competitive pressures or unanticipated working capital requirements. Our failure to do any of these things could seriously harm our business, financial condition, results of operations and prospects.

Risks Related to Customers and Sales

If we are unable to attract new large customers or to sell additional products and services in the AI Ethernet, Campus Workspace and Network Security Markets, to our existing customers, our revenue growth will be adversely affected and our revenue could decrease.

To increase our revenue, we must add new customers, especially large customers, and sell additional products and services to existing customers. For example, one of our sales strategies is to expand our current footprint by targeting our current customers for specific projects as opportunity with current customers is significant given their existing infrastructure and expected future spend. We are also focused on increasing penetration in the enterprise, campus and AI markets. However, sales strategies focused on expansion to adjacent markets can require more time and effort since enterprise and campus customers typically start with small purchases, and in the case of new markets such as AI where we are introducing new products there are often longer testing and qualification periods. For this reason, in order to grow our revenue, it is important for us to attract new large customers. Some factors that may limit our ability to attract new large customers include, but are not limited to, saturation with certain large cloud networking customers, customers priorities and initiatives to invest in new technology, competition, decreased capital spending by such customers, a limited number of such customers, and a decline in growth at such customers. Additionally, from time to time we update our sales structure, systems, procedures and policies, and the failure of any of these updates to perform as expected or our inability to successfully manage such updates could adversely impact our business, financial condition, results of operations and prospects. If we fail to attract new large customers, including enterprise, campus and AI customers, fail to reduce the sales cycle and sell additional products to our existing customers or if our products are not accepted by these customers, our business, financial condition, results of operations and prospects will be harmed.

Sales of our switches and routing platforms generate most of our product revenue, and if we are unable to continue to grow sales of these products, our business, financial condition, results of operations and prospects will suffer.

Historically, we have derived substantially all of our product revenue from sales of our switching and routing platforms, and we expect to continue to do so for the foreseeable future. We have experienced declines in sales for some of our products over time as they mature and are superseded by products with improved performance and functionality. A decline in the price of switches and related services, or our inability to increase sales of these products, would harm our business, financial condition, results of operations and prospects more seriously than if we derived significant revenue from a larger variety of product lines and services. Our future financial performance will also depend upon successfully developing and selling next-generation versions of our switches. If we fail to deliver new products, new features, or new releases that customers want and that allow us to maintain leadership in what will continue to be a competitive market environment, our business, financial condition, results of operations and prospects will be harmed.

If we are unable to increase market awareness or acceptance of our new products and services, our revenue may not continue to grow or may decline.

We have not yet established broad market awareness or acceptance of products and services that we have introduced in the AI Ethernet, campus workspace and network security markets. Market awareness of our value proposition and products and services will be essential to our continued growth and our success, particularly for the service provider and broader enterprise markets. Additionally, because we are introducing new products in markets such as the AI Ethernet market, some products are subject to trials, testing, qualification and acceptance periods. If our marketing efforts are unsuccessful in creating market awareness of our company and our products and services or in gaining access to new customer markets, or if these new products and services are not accepted by customers, then our business, financial condition, results of operations and prospects will be adversely affected, and we will not be able to achieve sustained growth.

The sales prices of our products and services may decrease, which may reduce our gross profits and adversely affect our results of operations.

The sales prices for our products and services may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of products and services, the introduction of new products and services by us or by our competitors including the adoption of “white box” solutions, promotional programs, or broader macroeconomic factors. In addition, we have provided, and plan to continue to provide in the future, pricing discounts to large customers, which may result in lower margins for the period in which such sales occur. Our gross margins may also fluctuate as a result of the timing of such sales to large customers.

We have historically experienced declines in sales prices for some of our products and services and could continue to experience such declines. Competition continues to increase in the markets in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product and service offerings may reduce the price of products and services that compete with ours or may bundle them with other products and services. Additionally, although we generally price our products and services worldwide in U.S. dollars, currency fluctuations in certain countries and regions may adversely affect actual prices that partners and customers are willing to pay in those countries and regions. Furthermore, sales prices and gross profits for our products may decrease over product life cycles. Decreased sales prices for any reason may reduce our gross profits and adversely affect our result of operations.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

The timing of our sales and revenue recognition is difficult to predict because of the length and unpredictability of our products' sales cycles. A sales cycle is the period between initial contact with a prospective customer and any sale of our products. End-customer orders often involve the purchase of multiple products. These orders are complex and difficult to complete because prospective customers generally consider a number of factors over an extended period of time before committing to purchase the products and solutions we sell. Customers, especially our large customers, often view the purchase of our products as a significant and strategic decision and require considerable time to evaluate, test and qualify our products prior to making a purchase decision and placing an order. The length of time that customers devote to their evaluation, contract negotiation and budgeting processes varies significantly. In addition, customers may delay upgrades to their network infrastructure which extends the upgrade and sales cycle. Our products' sales cycles are lengthy in certain cases, especially with respect to our prospective large customers and certain markets including the enterprise, campus and AI markets. During the sales cycle, we expend significant time and money on sales and marketing activities and make investments in evaluation equipment, all of which lower our operating margins, particularly if no sale occurs. Even if a customer decides to purchase our products, there are many factors affecting the timing of our recognition of revenue, which makes our revenue difficult to forecast. For example, there may be unexpected delays in a customer's internal procurement processes, particularly for some of our larger customers for which our products represent a very small percentage of their total procurement activity. In addition, due to macroeconomic uncertainties, the sales cycle may be extended and there may be delays and reductions of expenditures and cancellations by customers. There are many other factors specific to customers that contribute to the timing of their purchases and the variability of our revenue recognition, including acceptance terms contained in such agreements, the strategic importance of a particular project to a customer, budgetary constraints and changes in their personnel.

In addition, the significance and timing of our product enhancements, and the introduction of new products by our competitors, may also affect customers' purchases. For all of these reasons, it is difficult to predict whether a sale will be completed, the particular period in which a sale will be completed or the period in which revenue from a sale will be recognized, if at all. If our sales cycles lengthen or acceptance of such products is not achieved, our revenue could be lower than expected, which would have an adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to offer high-quality support and services offerings, this could adversely affect our business, financial condition, results of operations and prospects.

Once our products are deployed within our customers' networks, our customers depend on our support organization and our channel partners to resolve any issues relating to our products. High-quality support is critical for the successful marketing and sale of our products. If we or our channel partners do not assist our customers in deploying our products effectively, do not succeed in helping our customers resolve post-deployment issues quickly or do not provide adequate ongoing support, or if we experience quality issues with these new products, it could adversely affect our ability to sell our products to existing customers and could harm our reputation with potential customers. In addition, as we continue to expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. Our failure or the failure of our channel partners to maintain high-quality support and services could have a material adverse effect on our business, financial condition, results of operations and prospects.

Declines in maintenance renewals and support contracts by customers could harm our future business, financial condition, results of operations and prospects.

We typically sell our products with maintenance and support as part of the initial purchase, and a portion of our revenue comes from renewals of maintenance and support contracts. Our customers have no obligation to renew their maintenance and support contracts after the expiration of the initial period, and they may elect not to renew their maintenance and support contracts, to renew their maintenance and support contracts at lower prices through alternative channel partners or to reduce the product quantity under their maintenance and support contracts, thereby reducing our future revenue from maintenance and support contracts. If our customers, especially our large customers, do not renew their maintenance and support contracts or if they renew them on terms that are less favorable to us, our revenue may decline and our business, financial condition, results of operations and prospects will suffer.

Our standard sales contracts contain indemnification provisions requiring us to defend our customers against third-party claims that could expose us to losses which could seriously harm our business, financial conditions, results of operations and prospects.

Under the indemnification provisions of our standard sales contracts, we agree to defend our customers and channel partners against third-party claims asserting infringement, misappropriation or other violation of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay judgments entered on such claims. An adverse ruling in such litigation may potentially expose us to claims in the event that claims are brought against our customers based on the ruling and we are required to indemnify such customers.

Our exposure under these indemnification provisions is frequently limited to the total amount paid by our customer under the agreement. However, certain agreements include indemnification provisions that could potentially expose us to losses in excess of the amount received under the agreement. Any of these events, including claims for indemnification, could seriously harm our business, financial condition, results of operations and prospects.

In addition to our own direct sales force, we rely on distributors, systems integrators and value-added resellers to sell our products, and our failure to effectively develop, manage or prevent disruptions to our distribution channels and the processes and procedures that support them could cause a reduction in the number of customers of our products.

Our future success is highly dependent upon maintaining our relationships with distributors, systems integrators and value-added resellers and establishing additional sales channel relationships. We anticipate that sales of our products to a limited number of channel partners will continue to account for a material portion of our total product revenue for the foreseeable future. We provide our channel partners with specific training and programs to assist them in selling our products, but these steps may not be effective. In addition, our channel partners may be unsuccessful in marketing, selling and supporting our products and services. If we are unable to develop and maintain effective sales incentive programs for our channel partners, we may not be able to incentivize these partners to sell our products to customers. These partners may have incentives to promote our competitors' products to the detriment of our own or may cease selling our products altogether. One of our channel partners could elect to consolidate or enter into a strategic partnership with one of our competitors, which could reduce or eliminate our future opportunities with that channel partner. Our agreements with our channel partners may generally be terminated for any reason by either party with advance notice. We may be unable to retain these channel partners or secure additional or replacement channel partners. The loss of one or more of our significant channel partners requires extensive training, and any new or expanded relationship with a channel partner may take several months or more to achieve productivity.

Where we rely on the channel partners for sales of our products, we may have little or no contact with the ultimate users of our products that purchase through such channel partners, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing end-customer requirements, estimate end-customer demand and respond to evolving end-customer needs. In addition, our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresent the functionality of our products or services to customers, fail to comply with their contractual obligations or violate laws such as the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption laws or our corporate policies. If we fail to effectively manage our existing sales channels, or if our channel partners are unsuccessful in fulfilling the orders for our products, if we are unable to enter into arrangements with, and retain a sufficient number of, high-quality channel partners in each of the regions in which we sell products and keep them motivated to sell our products, our ability to sell our products and our business, financial condition, results of operations and prospects will be harmed.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

We anticipate increasing our sales efforts to U.S. and foreign, federal, state and local governmental customers in the future. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. The substantial majority of our sales to date to government entities have been made indirectly through our channel partners. Government certification requirements for products like ours may change and, in doing so, restrict our ability to sell into the government sector until we have attained revised certifications. Government demand and payment for our products and services may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Government entities may have statutory, contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default.

Selling to government entities requires us to comply with various regulations that are not applicable to sales to non-government entities, including regulations that may relate to pricing, prohibitions against use of certain foreign components in our products and services, anti-corruption and other matters. The U.S. government may require certain products that it purchases to be manufactured in, or may require that products it purchases contain a certain threshold of "domestic origin" components from, the U.S. and other relatively high-cost manufacturing locations, and we may not manufacture all products in locations that meet these requirements.

Complying with these regulations also requires us to put in place controls and procedures to monitor compliance with applicable regulations that may be costly or not possible. Governments also routinely investigate and audit government contractors' administrative processes and contract compliance. Failure to comply with the terms of our government contracts or applicable regulations, or an unfavorable audit, could result in the government ceasing to buy our products and services, a reduction of revenue, fines or civil or criminal liability, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to the credit risk of our channel partners and some of our customers, which could result in material losses.

Most of our contracts with customers are on an open credit basis, with standard payment terms of 30 to 90 days. We monitor individual end-customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe the customers can pay and maintain reserves we believe are adequate to cover exposure for doubtful accounts. We are unable to recognize revenue from shipments until the collection of those amounts becomes reasonably assured. Any significant delay or default in the collection of significant accounts receivable could result in an increased need for us to obtain working capital from other sources, possibly on worse terms than we could have negotiated if we had established such working capital resources prior to such delays or defaults. Any significant default could adversely affect our results of operations, liquidity, and delay our ability to recognize revenue.

A material portion of our sales is derived through our distributors, systems integrators and value-added resellers. Some of our distributors, systems integrators and value-added resellers may experience financial difficulties, which could adversely affect our collection of accounts receivable. Distributors tend to have more limited financial resources than other systems integrators, value-added resellers and customers. Distributors represent potential sources of increased credit risk because they may be less likely to have the reserve resources required to meet payment obligations. Our exposure to credit risks of our channel partners may increase if our channel partners and their customers are adversely affected by global or regional economic conditions. One or more of these channel partners could delay payments or default on credit extended to them, either of which could materially adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Products and Services

Product quality problems, defects, errors or vulnerabilities in our products or services could harm our reputation and adversely affect our business, financial condition, results of operations and prospects.

We produce highly complex products that incorporate advanced technologies, including both hardware and software technologies. Despite testing prior to their release, our products may contain undetected defects or errors, especially when first introduced or when new versions are released. Product defects or errors could affect the performance of our products, could result in a failure of appropriate updates to be distributed or installed, could delay the development or release of new products or new versions of products, and could result in warranty claims and product liability claims from customers. Any actual or perceived defect, error, or vulnerability in our products or services, or other allegations of unsatisfactory performance could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in analyzing, correcting or redesigning the products or otherwise addressing defects, errors or vulnerabilities, cause us to lose significant customers, harm our reputation and market positions, subject us to liability for damages, subject us to litigation, regulatory inquiries or investigations, and divert our resources from other tasks, any one of which could materially adversely affect our business, financial condition, results of operations and prospects.

From time to time, we have had to replace certain components of products that we had shipped and provide remediation in response to the discovery of defects or bugs, including failures in software protocols or defective component batches resulting in reliability issues, in such products, and we may be required to do so in the future. We may also be required to provide full replacements or refunds for such defective products. We cannot assure you that such remediation or any of the other circumstances described above, including claims, litigation, or regulatory investigations, would not have a material effect on our business, financial condition, results of operations and prospects.

If we do not successfully anticipate technological shifts and introduce products and product enhancements that meet those technological shifts, if those products are not made available in a timely manner or do not gain market acceptance, or if we do not successfully manage product introductions, we may not be able to compete effectively, and our ability to generate revenue will suffer.

We must continue to enhance our existing products and develop new technologies and products that address emerging technological trends, evolving industry standards and changing end-customer needs. The process of enhancing our existing products and developing new technology is complex and uncertain, and new offerings require significant upfront investment that may not result in material design improvements to existing products or result in marketable new products or costs savings or revenue for an extended period of time, if at all.

In addition, new technologies could render our existing products obsolete or less attractive to customers, and our business, financial condition, results of operations and prospects could be materially adversely affected if such technologies are widely adopted. For example, customers may prefer to address their network switch requirements by licensing software operating systems separately and placing them on "white box" hardware rather than purchasing integrated hardware products as has occurred in the server industry. Additionally, customers may require product upgrades including higher Ethernet speeds and additional functionality to address the increasing demands of cloud computing environments.

In the past several years, we have announced a number of new products and enhancements to our products and services, including new products in the AI Ethernet, campus workspace and network security markets. The success of our new products depends on several factors including, but not limited to, appropriate new product definition, the development of product features that sufficiently meet end-user requirements, our ability to manage the risks associated with new product production ramp-up issues, component costs, availability of components, timely completion and introduction of these products, prompt solution of any defects or bugs in these products, our ability to support these products, differentiation of new products from those of our competitors and market acceptance of these products. For example, our new product releases will require strong execution from our third-party merchant silicon chip suppliers to develop and release new merchant silicon chips that satisfy end-customer requirements, to meet expected release schedules and to provide sufficient quantities of these components. If we are unable to successfully manage our product introductions or transitions, or if we fail to penetrate new markets, as a result of any of these or other factors, our business, financial condition, results of operations and prospects could be adversely affected.

Our product releases introduced new software products that include the capability for disaggregation of our software operating systems from our hardware. The success of our strategy to expand our software business is subject to a number of risks and uncertainties including the additional development efforts and costs to create these new products or make them compatible with other technologies, the potential for our strategy to negatively impact revenue and gross margins and additional costs associated with regulatory compliance.

We may not be able to successfully anticipate or adapt to changing technology or end-customer requirements on a timely basis, or at all. If we fail to keep up with technology changes or to convince our customers and potential customers of the value of our solutions even in light of new technologies, we may lose customers, decrease or delay market acceptance and sales of our present and future products and services and materially and adversely affect our business, financial condition, results of operations and prospects.

If we are unable to devote the necessary resources to ensure that our products interoperate with operating systems, software applications and hardware that is developed by others, we may lose or fail to increase market share and experience a weakening demand for our products.

Generally, our products comprise only a part of the network infrastructure and must interoperate with our customers' existing infrastructure, specifically their networks, servers, software and operating systems, any of which may be manufactured by a wide variety of vendors and OEMs. Our products must comply with established industry standards to interoperate with the servers, storage, software and other networking equipment in the network infrastructure such that all systems function efficiently together. We depend on the vendors of servers and systems in a data center to support prevailing industry standards. Often, these vendors are significantly larger and more influential in driving industry standards than we are. Also, some industry standards may not be widely adopted or implemented uniformly and competing standards may emerge that may be preferred by our customers.

In addition, when new or updated versions of these software operating systems or applications are introduced, we must sometimes develop updated versions of our software so that our products will interoperate properly. We may not accomplish these development efforts quickly, cost-effectively or at all. These development efforts require capital investment and the devotion of engineering resources. If we fail to maintain compatibility with these systems and applications, our customers may not be able to adequately utilize our products, and we may lose or fail to increase market share and experience a weakening in demand for our products, among other consequences, which would adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Supply Chain and Manufacturing

Insufficient component supply and inventory management and the time to manufacture our products may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.

Managing our manufacturing capacity and extended supply chain is complex, and our inventory management systems and related supply-chain visibility tools may not enable us to effectively manage the supply of our products and product components. Our ability to manage our supply chain has also and could continue to be adversely affected by other factors including geopolitical conditions such as international trade tensions between the U.S. and China, Canada, Mexico and other countries where we manufacture our products including Malaysia and Vietnam, the Russia-Ukraine conflict and related economic sanctions against Russia, and political tensions between China and Taiwan. Global geopolitical and macroeconomic uncertainties have resulted in prolonged manufacturing and supply chain disruptions, including temporary closures of certain manufacturing and supplier facilities particularly within China and controls on certain supplies including China's restrictions on the use of certain U.S. products and its export controls on metals used in semiconductor manufacturing such as gallium and germanium which, in turn, have caused and may continue to cause shortages of, and extended lead times for, components used to manufacture our products, increases in the prices for such components, a reduction, unpredictability or interruption of supply, prioritization of component shipments to other vendors and decommitments of orders. Insufficient component supply, and increases in the time required to manufacture our products could lead to prolonged inventory shortages, manufacturing disruptions and increased customer lead times for our products, and could result in increased cancellation of orders or loss of future sales opportunities altogether as potential customers turn to competitors' products that are readily available. In addition, in order to meet customer lead times, we have had to, and may continue to expedite the supply of components and make incremental investments in our supply chain to increase our capacity for manufacturing products, which increases our product costs and negatively affects our gross margin.

In order to reduce lead times in our supply chain and plan for adequate component supply, we have issued and expect to continue to issue purchase orders for components and products that are non-cancellable and non-returnable, including purchase commitments for semiconductors as disclosed in Note 5. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K. We anticipate continued volatility in our inventory and purchase commitments. This variability is driven by new product introductions, shifts in customer demand, and fluctuations in supplier lead times. In particular, we have increased our purchase commitments to respond to the rapid deployment of AI networks and reduce overall lead times which will increase our working capital requirements. In addition, we may have to increase our purchase commitments in response to the tightening of supply conditions in the memory market. There is no guarantee that suppliers will meet their commitments or that actual customer demand will not be lower than our demand forecasts. Additionally, certain customers have and may continue to engage in cost reduction measures including reductions in capital expenditures and other efficiency efforts, which may result in a cancellation of orders or reduce demand for our products. We establish a liability for non-cancellable, non-returnable purchase commitments with our component inventory suppliers for quantities in excess of our demand forecasts, or for products that are considered obsolete. In addition, we establish a liability and reimburse our contract manufacturer for component inventory purchased on our behalf that has been rendered excess or obsolete due to manufacturing and engineering change orders, or in cases where inventory levels greatly exceed our demand forecasts. The magnitude of these balances, combined with shifting product priorities, has resulted in increased risk that we may not be able to sell all of this inventory, which in turn has resulted, and may in the future result, in additional excess and obsolete inventory-related charges. Our non-cancellable commitments and the cash deposits to secure our purchases with our contract manufacturers are disclosed in Note 5. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K. If we ultimately determine that we have excess or obsolete inventory, we may have to reduce our prices and write down inventory to its estimated realizable value, which in turn could result in lower gross margins. If we are unable to effectively manage our supply and inventory, our business, financial condition, results of operations and prospects could be adversely affected.

We are susceptible to manufacturing delays and pricing fluctuations that could prevent us from shipping end-customer orders on time, if at all, or on a cost-effective basis, which may result in the loss of sales and customers.

We depend on third-party contract manufacturers to manufacture our product lines. A significant portion of our cost of revenue consists of payments to these third-party contract manufacturers. Our reliance on these third-party contract manufacturers reduces our control over the manufacturing process, quality assurance, product costs and product supply and timing, which exposes us to operational risks including their ability to obtain sufficient components for our products in a timely manner and to ramp manufacturing sufficiently to meet our customer demand. Our reliance on contract manufacturers also yields the potential for their infringement, misappropriation or other violation of third-party intellectual property rights in the manufacturing of our products or their infringement, misappropriation or other violation of our intellectual property rights in the manufacturing of other customers' products. If we are unable to manage our relationships with our third-party contract manufacturers effectively, or if these third-party manufacturers suffer delays or disruptions or quality control problems in their operations, experience increased manufacturing lead times, capacity constraints or fail to meet our future requirements for timely delivery, our ability to ship products to our customers would be severely impaired, and our business, financial condition, results of operations and prospects would be seriously harmed.

To the extent that our products are manufactured at facilities in foreign countries, we may be subject to additional risks associated with complying with local rules and regulations in those jurisdictions. Shelter in place orders, factory closures or reductions in staffing at our manufacturing sites would result in material disruptions, increased lead times and supply shortages of our products. Due to their existence in foreign locations, our contract manufacturers may also be subject to or become subject to new or increased tariffs which, if sufficiently high, may affect the profitability of these operations and may require relocation to new locations, moves which may require bearing associated costs. There is no guarantee that any contract manufacturing location will not be targeted by tariffs or other trade measures imposed by the United States or another country.

Our contract manufacturers typically fulfill our supply requirements on forecasts and individual purchase orders. We do not have long-term contracts with our third-party manufacturers that guarantee capacity, the continuation of particular pricing terms or the extension of credit limits. Accordingly, they are not obligated to continue to fulfill our supply requirements, which could result in supply shortages, and the prices we are charged for manufacturing services could be increased on short notice. For example, our contract with one of our contract manufacturers permits it to terminate the agreement for convenience, subject to prior notice requirements. We may not be able to develop alternate or second contract manufacturers in a timely manner.

If we add or change contract manufacturers or change any manufacturing plant locations within a contract manufacturer network, we would add additional complexity and risk to our supply chain management and may increase our working capital requirements. Ensuring a new contract manufacturer or new plant location is qualified and has sufficient manufacturing capacity to manufacture our products to our standards and industry requirements could take significant effort and be time consuming and expensive, and any delays or failures to adequately ramp production to meet our customer demand could negatively impact our business, financial condition, results of operations and prospects. Any addition or change in manufacturers may be extremely costly, time consuming and we may not be able to do so successfully. Furthermore, when we introduce new products, it could take time for manufacturing to ramp production and fulfill customer demand.

In addition, we may be subject to additional significant challenges to ensure that quality, processes and costs, among other issues, are consistent with our expectations and those of our customers. A new contract manufacturer or manufacturing location may not be able to scale its production of our products at the volumes or quality we require. This could also adversely affect our ability to meet our scheduled product deliveries to our customers, which could damage our customer relationships and cause the loss of sales to existing or potential customers, late delivery penalties, delayed revenue or an increase in our costs which could adversely affect our gross margins. This could also result in increased levels of inventory subjecting us to increased risk of excess and obsolete inventory charges that could have a negative impact on our operating results.

Any production interruptions, labor shortages or disruptions for any reason, including those noted above, as well as a natural disaster, epidemic, war, capacity shortages, adverse results from intellectual property litigation or quality problems, at one of our manufacturing partners would adversely affect sales of our product lines manufactured by that manufacturing partner and adversely affect our business, financial condition, results of operations and prospects.

We base our inventory requirements on our forecasts for future sales. If these demand forecasts materially change from our initial projections, we may procure inventory that we may be unable to use in a timely manner or at all.

We and our contract manufacturers procure components and build our products based on our forecasts. These forecasts are based on estimates of future demand for our products, which are in turn based on historical trends and analysis from our sales and marketing organizations, adjusted for overall market conditions and other factors. In order to address customer demand and extended lead times, we have entered, and may continue to enter, into significant purchase commitments with our contract manufacturers and suppliers, with issuance of non-cancellable purchase orders for such commitments. In particular, we have increased our purchase commitments to respond to the rapid deployment of AI networks and reduce overall lead times which will increase our working capital requirements. We may also need to increase our purchase commitments in response to the tightening of supply conditions in the memory market. There is no guarantee that suppliers will meet their commitments or that actual customer demand will directly match our demand forecasts. If our forecasts materially change from our initial projections, customers' orders are cancelled or if we otherwise do not need such inventory, we may under- or over-procure inventory, which could materially and adversely affect our business, financial condition and results of operations.

Interruptions or delays in shipments could cause our revenue for the applicable period to fall below expected levels.

We have been and could be subject to manufacturing disruptions and supply chain delays in the future. This places significant pressure on supply chain management, manufacturing, inventory and quality control management, shipping and trade compliance. Consequently, this has hindered and may continue to hinder our ability to forecast component supply, manufacturing capacity and timing of inventory receipts. A significant interruption in these critical functions has resulted and could continue to result in delayed order fulfillment or cancellation of orders, which may negatively impact our relationships with our customers, reduce future sales or otherwise adversely affect our business, financial condition, results of operations and prospects and result in a decline in the market price of our common stock.

Risks Related to Intellectual Property and Other Proprietary Rights

Assertions by third parties of infringement, misappropriation or other violations by us of their intellectual property rights, or other lawsuits asserted against us, could result in significant costs and substantially harm our business, financial condition, results of operations and prospects.

Patent and other intellectual property rights disputes are common in the network infrastructure, network security and Wi-Fi industries and have resulted in protracted and expensive litigation for many companies. Many companies in the network infrastructure, network security and Wi-Fi industries, including our competitors and other third parties, as well as non-practicing entities, own large numbers of patents, copyrights, trademarks, trade secrets and other intellectual property rights, which they may use to assert claims of infringement, misappropriation, or other violations of intellectual property rights against us. From time to time, they have or may in the future also assert such claims against us, our customers or channel partners whom we typically indemnify against claims that our products infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

As the number of products and competitors in our market increases and overlaps occur, or if we enter into new markets, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violations of intellectual property rights by a third-party, even those without merit, could cause us to incur substantial costs defending against the claim, distract our management from our business and require us to cease use or practice of such intellectual property. In addition, some claims for patent infringement may relate to subcomponents that we purchase from third parties. If these third parties are unable or unwilling to indemnify us for these claims, we could be substantially harmed.

The patent portfolios of most of our competitors are larger than ours. This disparity may increase the risk that our competitors may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection. We cannot assure you that we are not infringing, misappropriating or otherwise violating any third-party intellectual property rights.

The third-party asserters of intellectual property rights infringement claims may be unreasonable in their demands, or may simply refuse to settle, which could lead to expensive settlement payments, longer periods of litigation and related expenses, additional burdens on employees or other resources, distraction from our business, supply stoppages and lost sales.

An adverse outcome of a dispute may require us to pay substantial damages or penalties including treble damages if we are found to have willfully infringed a third-party's patents; cease making, licensing, using or importing into the U.S. products or services that are alleged to infringe, misappropriate or violate the intellectual property rights of others; expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, which may not be successful; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; and indemnify our partners and other third parties. Any damages, penalties or royalty obligations we may become subject to as a result of an adverse outcome, and any third-party indemnity we may need to provide could harm our business, financial condition, results of operations and prospects. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Further, there is little or no information publicly available concerning market or fair values for license fees, which can lead to overpayment of license or settlement fees. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Suppliers subject to third-party intellectual property rights infringement claims also may choose or be forced to discontinue or alter their arrangements with us, with little or no advance notice to us. Any of these events could seriously harm our business, financial condition, results of operations and prospects.

In the event that we are found to infringe, misappropriate or violate any third-party intellectual property rights, we could be enjoined, or subject to other remedial orders that would prohibit us, from making, licensing, using or importing into the U.S. or elsewhere such products or services. In order to resume such activities with respect to any affected products or services, we (or our component suppliers) would be required to develop technical redesigns that no longer infringe, misappropriate or violate the third-party intellectual property right. In any efforts to develop technical redesigns for these products or services, we (or our component suppliers) may be unable to do so in a manner that does not continue to infringe the third-party intellectual property right or that is acceptable to our customers. These redesign efforts could be extremely costly and time consuming as well as disruptive to our other development activities and distracting to management. Moreover, such redesigns could require us to obtain approvals from the court or administrative body to resume the activities with respect to these affected solutions. We may not be successful in our efforts to obtain such approvals in a timely manner, or at all. Any failure to effectively redesign our solutions or to obtain timely approval of those redesigns by a court or administrative body may cause a disruption to our product shipments and materially and adversely affect our business, prospects, reputation, results of operations, and financial condition. For example, in two prior investigations brought by Cisco in the International Trade Commission ("ITC"), we were subjected to remedial orders that prohibited us from importing and selling after importation any products the ITC found to infringe Cisco's patents. As a result, we were required to redesign certain aspects of our products and obtain U.S. Customs and Border Protection's approval of those redesigns before we could continue to import those products into the United States.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection.

The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Further, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. To the extent that additional patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. In addition, we rely on confidentiality or license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights, in part because we rely on "shrink-wrap" or other unsigned licenses in some instances.

We have not registered our trademarks in all geographic markets. Failure to secure those registrations could adversely affect our ability to enforce and defend our trademark rights and result in indemnification claims. Further, any claim of infringement by a third-party, even those claims without merit, could cause us to incur substantial costs defending against such claim, could divert management attention from our business and could require us to cease use or practice of such intellectual property in certain geographic markets.

Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement or any other violation is uncertain, particularly in countries outside of the United States.

Detecting and protecting against the unauthorized use of our products, technology and proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, financial condition, results of operations and prospects, and there is no guarantee that we would be successful. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to protecting their technology or intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing or misappropriating our intellectual property rights, which could result in a substantial loss of our market share.

We rely on the availability of licenses to third-party software and other intellectual property.

Many of our products and services include software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. Also, it will be necessary in the future to renew licenses, expand the scope of existing licenses or seek new licenses, relating to various aspects of these products and services or otherwise relating to our business, which may result in increased license fees. These licenses may not be available on acceptable terms, if at all. In addition, a third-party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third-party the right to terminate a license or seek damages from us, or both. The inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of products and services and could otherwise disrupt our business, until equivalent technology can be identified, licensed or developed, if at all, and integrated into our products and services or otherwise in the conduct of our business. Moreover, the inclusion in our products and services of software or other intellectual property licensed from third parties on a nonexclusive basis may limit our ability to differentiate our products from those of our competitors. Lastly, our use of third-party technology may subject us to claims of infringement which could result in a material adverse effect on our business, financial condition, results of operations and time-intensive litigation and for which we may not be eligible for indemnification protections. Any of these events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products.

Our products contain software modules licensed to us by third-party authors under "open source" licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding intellectual property rights infringement, misappropriation or violation claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software that we use. Furthermore, many terms used in open source licenses have not yet been interpreted by courts in the U.S. so there is a risk that the terms of such licenses could be construed to impose unanticipated obligations on us or unanticipated conditions or restrictions on our ability to market our products and services. If we combine our software with open source software in a certain manner, we could, under certain open source licenses, be required to release portions of the source code of our software to our customers or the public more generally. This would allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of product sales for us.

Although we monitor our use of open-source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot assure you that our processes for controlling our use of open-source software in our products will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer our products, to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations and prospects.

We provide access to our software and other selected source code to certain partners, which creates additional risk that our competitors could develop products that are similar to or better than ours.

Our success and ability to compete depend substantially upon our internally developed technology, which is incorporated in the source code for our products. We seek to protect the source code, design code, documentation and other information relating to our software, under trade secret, patent and copyright laws. However, we have chosen to provide access to selected source code of our software to several of our partners for co-development, as well as for open application APIs, formats and protocols. Though we generally control access to our source code and other intellectual property and enter into confidentiality or license agreements with such partners as well as with our employees and consultants, this combination of procedural and contractual safeguards may be insufficient to protect our trade secrets and other rights to our technology. Our protective measures may be inadequate, especially because we may not be able to prevent our partners, employees or consultants from violating any agreements or licenses we may have in place or abusing their access granted to our source code. Improper disclosure or use of our source code could help competitors develop products similar to or better than ours.

Risks Related to Cybersecurity and Data Privacy

Our products, services, and external facing or internal network systems, or those of third parties on which we rely, could experience cybersecurity incidents, and defects, errors, or vulnerabilities in our products, or the misuse of our products, could lead to cybersecurity incidents or a failure to detect cybersecurity incidents, create product liability risks, damage our reputation, adversely impact our operating results, or otherwise negatively impact our business.

Our products, services, and external facing or internal network systems could experience cybersecurity incidents or become a target for security attacks, including attacks specifically designed to disrupt our business and our customers and introduce malicious software and attacks by state sponsors. For example, we could face attacks that involve the introduction of malicious software to our products, services, networks, or damage or exfiltration of our data or that of our customers; or are perceived to have been compromised, our reputation may be damaged and our financial results may be negatively affected.

In addition defects, errors, or vulnerabilities in our security platform or in the hardware upon which it is deployed, including as a result of misuse or a failure to implement updates to such platform, could temporarily or permanently limit our detection capabilities and expose our end-customers' networks, leaving their networks unprotected against the latest security threats, or otherwise lead to cybersecurity incidents. If customers of our security platform do suffer a cybersecurity incident, even if it is not attributable to a failure of our platform, customers may believe that our platform failed to detect a threat or vulnerability, which could harm our reputation or negatively affect our financial results.

The classifications of application type, virus, spyware, vulnerability exploits, data, or URL categories by our security platform may also falsely detect, report and act on applications, content, or threats that do not actually exist. These false positives may impair the perceived reliability of our security platform and may therefore adversely impact market acceptance of our security platform. Any such false identification of important files or applications could result in damage to our reputation, negative publicity, loss of channel partners, end-customers and sales, increased costs to remedy any problem, and costly litigation.

We, or third parties on which we rely, could experience cybersecurity incidents relating to our information systems, or our products, services, or data, which could disrupt our operations or our ability to provide services, cause vulnerabilities or perceived vulnerabilities in our product, compromise intellectual property or other sensitive data, harm our reputation, damage customer or other relationships, delay our ability to recognize revenue, lead to significant costs, legal proceedings, legal liability, or enforcement actions, or otherwise negatively impact our business.

We, like all technology companies, depend upon information technology systems to conduct virtually all business operations, ranging from internal operations and product development activities to marketing and sales efforts and communications with customers and business partners. We could experience disruptions, cybersecurity breaches, and other cybersecurity incidents relating to our information systems, or our products, services, or data. We could also be impacted by cybersecurity incidents through third parties on which we rely. We have outsourced some business functions to third parties, including our manufacturers, logistics providers, and cloud service providers. We also rely upon distributors, resellers and system integrators to sell our products. We also depend upon our employees, and the technology our employees use to comply with the security measures we have instituted to prevent and mitigate cybersecurity incidents.

We, or third parties on which we rely, could experience disruptions, cybersecurity breaches, and other cybersecurity incidents with many different types of causes, including phishing schemes and other social engineering methods, fraud and other malfeasance, denial of service attacks, vulnerabilities or defects in design or manufacture, unintended technical errors, misconfigurations, "bugs," viruses, ransomware and other malware, mishandling of data or other mistakes by employees or other insiders, and attacks by insiders or external parties. Sophisticated, or even unsophisticated, persons or organizations may attempt to compromise our systems, or third party systems on which we rely, and access, use, destroy, impair, or obtain confidential, personal, or otherwise sensitive or proprietary information and could compromise our systems, products, services and networks, or those of third parties on which we rely. Geopolitical tensions and conflicts, such as the Russia-Ukraine conflict, and deteriorating U.S.-China relations, may create a greater risk of cyberattacks against our company and our manufacturers, suppliers, logistics providers, banks and other business partners. Our acquisition of Awake Security and our provision of its NDR platform may result in us being a more attractive target for such attacks. We may also face increased risks of cybersecurity incidents in connection with personnel working remotely.

We may experience cybersecurity incidents that we do not detect, or that we do not detect for extended periods of time. The techniques used to carry out attacks are constantly evolving, and it may be more difficult to detect attacks involving techniques that we are not aware of or have not anticipated.

If we, or any of the aforementioned third parties, or any other third parties capable of introducing risks to our system or operations, experience a cyberattack or any other kind of cybersecurity incident, our ability to conduct our business effectively could be damaged in a number of ways, including:

- intellectual property or other proprietary or sensitive data regarding our business or our customers could be stolen or lost, modified, rendered unavailable, or otherwise assessed, used, or processed in authorized manners;
- our systems, including email and other communication methods, and access to or availability of data, could be disrupted or harmed, or we may experience other types of outages, and our ability to conduct operations could be seriously damaged until such systems or data access and availability can be restored, which we may be unable to achieve promptly, or at all;
- our ability to process customer orders and electronically deliver products and services could be degraded, and our distribution channels could be disrupted, resulting in delays in revenue recognition;
- defects and security vulnerabilities could be introduced into our software, thereby damaging the reputation and perceived reliability and security of our products and potentially making the data systems of our customers vulnerable;
- our manufacturing process, products, services, supply chain, systems and data could be corrupted or disrupted; and
- personal data of our customers, employees, contractors, and business partners could be lost, accessed, obtained, modified, disclosed, used, or otherwise processed without authorization, corrupted or made unavailable, or otherwise compromised.

If we experience a cybersecurity incident, or if any of the above events occur, or are perceived to have occurred, we could be subject to significant claims for liability from our customers and others and regulatory investigations and actions from governmental agencies, and we could be required to expend significant capital and other resources to remediate and otherwise address any incident, including to notify individuals, entities, or regulatory bodies. In addition, our ability to protect our intellectual property rights could be compromised and our reputation and competitive position could be significantly harmed. The regulatory and contractual actions, proceedings, litigation, investigations, fines, penalties and liabilities relating to any actual or perceived incidents can be significant in terms of fines and reputational impact and necessitate changes to our business operations that may be disruptive to us. We could incur significant costs to upgrade our systems and measures in an effort to prevent network and system disruptions and other cybersecurity incidents. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain existing customers. Consequently, our financial performance and results of operations could be adversely affected by any of the foregoing types of incidents or perceived incidents.

We cannot assure that any limitation of liability provisions in our customer agreements, contracts with third-party vendors and service providers or other contracts would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security breach or other security-related matter. We also cannot be certain that our insurance coverage will be adequate for liabilities incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any future claim will not be excluded or otherwise be denied coverage by any insurer. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our reputation, financial condition and operating results.

Risks Related to Accounting, Compliance, Regulation and Tax

Foreign investment laws and regulations, and other trade or regulatory barriers, may have a negative effect on global economic conditions, financial markets and our business.

In addition to laws aimed directly at trade, failure of our products to comply with a broader set of evolving industry standards and government regulations may adversely impact our business and in particular our ability to market in particular countries. Our products must comply with various U.S. federal government regulations and standards defined by agencies such as the Federal Communications Commission, standards established by governmental authorities in various foreign countries and recommendations of the International Telecommunication Union. In some circumstances, we must obtain regulatory approvals or certificates of compliance before we can offer or distribute our products in certain jurisdictions or to certain customers. In recent years, certain jurisdictions have tied these approvals to concerns about international relationships, including, e.g., concerns about entities with components sourced from or tested in China. Complying with new regulations or obtaining certifications, especially as standards evolve, may be costly and disruptive to our business and also may affect our ability to sell our products where these standards or regulations apply, which in turn may prevent us from sustaining our net revenues or achieving profitability.

Enhanced U.S. trade restrictions affecting China and other countries, including export controls, import regulations, and foreign investment regulations, as well as countermeasures taken by affected countries may have a negative effect on global economic conditions, financial markets and our business.

Over the past several years, the U.S. government has enacted a series of enhanced international trade restrictions affecting China and other countries which have included additional export controls and sanctions, import regulations and foreign investment regulations. For example, the U.S. has added additional entities, from China and elsewhere, to restricted party lists impacting the ability of U.S. companies to provide products, and in certain cases services, to these entities and, in some cases, receive products or services from these entities. Beginning in October 2022, the U.S. expanded controls restricting the ability to send certain products and technology related to semiconductors, semiconductor manufacturing, and supercomputing. Although new regulations introduced in January 2025 further expanding the controls to impose a worldwide licensing requirement on certain ICs and computing resources that are used for training of AI models were rescinded prior to the scheduled compliance date, we expect the U.S. government may issue new controls on similar technologies in the future. The U.S. government also expanded the scope of restrictions on the development or production of advanced ICs and certain semiconductor manufacturing equipment, and the restrictions on supercomputing, though certain U.S. export controls have been partially relaxed pursuant to the bilateral trade negotiations between the U.S. and China since May 2025. Further changes to any of these policies are possible.

Due to concerns with products and services from certain semiconductor, telecommunications and video providers based in China, U.S. Congress has also enacted bans on the use of certain Chinese-origin components or systems either in items sold to the U.S. government or, in some cases, in the internal networks of government contractors and subcontractors (even if those networks are not used for government-related projects).

Further, the U.S. government has imposed trade restrictions to address international human rights abuses. For example, in June 2022, the import restrictions contained in the Uyghur Forced Labor Prevention Act ("UFLPA") became effective. The UFLPA creates a rebuttable presumption that any goods mined, produced or manufactured, wholly or in part in the Xinjiang Uyghur Autonomous Region (“XUAR”) of China, or produced by a UFLPA-listed entity, were made with forced labor and would therefore not be entitled to entry at any U.S. port. Importers may be required to present clear and convincing evidence that such goods are not made with forced labor. While we do not source items from the XUAR or from UFLPA-listed parties, and we have increased our supply chain diligence, there is risk that our ability to import components and products may be adversely affected by the UFLPA.

The U.S. government also recently introduced regulations that require notification of or prohibit certain transactions by the Company with entities in China or with certain linkages to China. These regulations could apply to certain intracompany activities with our China and Hong Kong subsidiaries or other activities with entities in China or with linkages to China. These regulations could also limit the ability of others to transact certain business with the Company if those transactions involve or benefit, directly or indirectly our operations in China. Where these new rules apply to a given transaction, it might limit our ability to carry out our long-term business strategy.

These controls or any additional restrictions may impact our ability to export certain products to China or other countries, prohibit us from selling our products to certain of our customers, restrict our ability to use certain ICs in our products, impact our suppliers who may utilize facilities or equipment described in these controls, or impact the cost of components or inputs used to produce our products. These measures may also increase in response to certain geopolitical events, such as the recently shifted international trade landscape, or if the relationship between the U.S. and China or between China and Taiwan otherwise deteriorates.

The Chinese government has retaliated to, and may continue to retaliate to, these or other U.S. trade restrictions in ways that could impact our business. For example, China has announced controls on both the use of Micron products and export controls on certain materials used, among other things, in the production of semiconductors, optical components, and other electronic devices including germanium and gallium. These Chinese export controls have been the subject of bilateral trade negotiations between the U.S. and China, and have been partially relaxed since May 2025, though further changes are possible. Further, the Chinese government has responded to these U.S. actions by adding U.S. entities to an unreliable entity list, which limits the ability of companies on the list to engage in business with Chinese customers. These restrictions could disrupt the ability of China to procure or produce semiconductors and other electronics, impact our ability to source components from China, or impact the cost of components or inputs used to produce our products.

Given the relatively fluid regulatory environment in China and the United States, there is uncertainty with how the U.S. government or foreign governments will act in response to changes in tariffs, trade policies, and foreign investment laws and regulations, which could directly and adversely impact our financial results and results of operations. We cannot predict what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products may be subject to such actions or what actions may be taken by the other countries in retaliation. If these trade restrictions, including foreign investment restrictions, or trade barriers remain in place or if new trade restrictions or trade barriers are placed on products such as ours by U.S. or foreign governments, especially China, our costs may increase. If we are unable to obtain or use components for inclusion in our products, if component prices increase significantly or if we are unable to export or sell our products to any of our customers, our business, liquidity, financial condition, and/or results of operations would be materially and adversely affected.

If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected.

Assessing our processes, procedures and staffing in order to improve our internal control over financial reporting is an ongoing process. Preparing our financial statements involves a number of complex processes, many of which are dependent upon individual data input or review and are subject to human error. These processes include, but are not limited to, calculating revenue, inventory costs and the preparation of our statement of cash flows. Although we continue to automate our processes and enhance our review controls to reduce the likelihood of errors, in the future we may not be able to assert that our internal controls over financial reporting are effective under Section 404 of the Sarbanes-Oxley Act, which may adversely affect the reliability of our financial statements.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect or if there is a change in accounting principles, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. A change in these principles or interpretations could harm our revenue and financial results and could affect the reporting of transactions completed before the announcement of a change. In addition, we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations", in Part II, Item 7, of this Annual Report on Form 10-K, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, inventory valuation and supplier liabilities, income taxes and loss contingencies. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Changes in our income taxes or our effective tax rate, enactment of new tax laws or changes in the application of existing tax laws of various jurisdictions or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

Our income taxes are subject to volatility and could be adversely affected by several factors, some of which are outside of our control, including the manner in which we structure our international operations, and any transfer pricing adjustments from tax authorities as a result thereof tax effects of nondeductible compensation, including certain stock-based compensation; changes in accounting principles; changes in tax law and regulations, treaties, or interpretation thereof; imposition of withholding or other taxes on payments by subsidiaries or customers; or a change in our decision to indefinitely reinvest certain foreign earnings.

Judgment is required to evaluate our tax positions and determine our income tax liability. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely affect income taxes.

Taxation of earnings inside and outside of the U.S. may have adverse effects on our operating results and could impact the tax treatment of our earnings and cash and cash equivalent balances we currently maintain. For example, on July 4, 2025, the U.S. enacted tax legislation commonly referred to as the One Big Beautiful Bill Act ("OBBB Act"), which includes changes to the deductibility of certain domestic expenses effective for tax years starting after December 31, 2024 and modifications to the international tax framework effective for tax years starting on or after December 31, 2025. The Organization for Economic Cooperation and Development (“OECD”), has introduced a global minimum tax initiative (“Pillar Two”), which many countries, including members of the EU, have adopted or are considering implementing through domestic legislation. On January 5, 2026, the OECD announced its “side-by-side” elective safe harbor package that would exempt U.S.-parented multinational entities from certain provisions of Pillar Two for fiscal years beginning on or after January 1, 2026. We have assessed the impacts of these new laws on countries that we operate in and do not currently anticipate any material impacts on our effective tax rate. However, we cannot provide any assurance that there will not be a material impact to our effective tax rate in the future because of these developments or other proposed tax law changes.

Finally, we are subject to examination of our income tax returns by the Internal Revenue Service (the "IRS") and other tax authorities. Audits by the IRS or other tax authorities are subject to inherent uncertainties and could result in unfavorable outcomes, including potential fines or penalties. The expense of and time associated with defending and resolving such audits may be significant. We regularly assess the likelihood of adverse outcomes resulting from tax examinations to determine the adequacy of our provision for income taxes. We cannot assure you that fluctuations in our provision for income taxes or our effective tax rate, the enactment of new tax laws or changes in the application or interpretation of existing tax laws or adverse outcomes resulting from examination of our tax returns by tax authorities will not have an adverse effect on our business, financial condition, results of operations and prospects.

Failure to comply with governmental laws and regulations, including privacy laws, environmental laws and export controls, could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws (including new laws related to climate change), consumer protection laws, privacy, data protection, telecommunications, anti-bribery laws such as the U.S. Foreign Corrupt Practices Act, import/export controls and sanctions, conflict minerals, federal securities laws and tax laws and regulations. In addition, emerging tools and technologies we utilize in providing our products, like AI and machine learning, may also become subject to regulation under new laws or new applications of existing laws. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business, and damage to our reputation.

From time to time, we may receive inquiries from governmental agencies, or we may make voluntary disclosures regarding our compliance with applicable governmental regulations or requirements relating to various matters, including import/export controls, federal securities laws and tax laws and regulations which could lead to formal investigations. Actual or alleged noncompliance with applicable laws, regulations or other governmental requirements could lead to regulatory investigations, enforcement actions, and other proceedings, private claims and litigation, and potentially may subject us to sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental fines, penalties, or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, results of operations and prospects could be materially adversely affected. In addition, responding to any investigation, action or other proceeding will likely result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions, investigations, fines, penalties, and other sanctions could harm our business, financial condition, results of operations and prospects.

Privacy Laws

Many jurisdictions have passed new laws and regulations relating to privacy, data protection, and other matters, and other jurisdictions are considering imposing additional restrictions. These laws continue to develop and may be inconsistent. For example, the California Consumer Privacy Act ("CCPA") became operative on January 1, 2020 and was amended by the California Privacy Rights Act ("CPRA") going into effect over time through July 1, 2023. Aspects of the CCPA/CPRA and its interpretation remain uncertain and are likely to remain uncertain for an extended period and may require us to incur additional costs and expenses in an effort to comply. In addition to the CCPA/CPRA, numerous other states have enacted or are considering similar laws that will require ongoing compliance efforts and investment. More recently, the Department of Justice issued a final rule that places limitations, and in some cases prohibitions, on access to, or certain transfers of, sensitive personal data to business partners located in China or with other specified links to China (and other designated countries).

In addition, in certain jurisdictions, these regulatory requirements may be more stringent than those in the United States, such as the EU's General Data Protection Regulation ("GDPR"). The GDPR provides for substantial obligations relating to the handling, storage and other processing of data relating to individuals and administrative fines for violations, which can be up to four percent of the previous year's annual revenue or €20 million, whichever is higher. In the past, we relied on the E.U.-U.S. and Swiss-U.S. Privacy Shield programs, and/or the use of standard contractual clauses approved by the European Commission ("SCCs"), to legitimize transfers of data out of the EU. EU courts later invalidated the E.U.-U.S. Privacy Shield and imposed additional obligations in connection with use of the SCCs. The European Commission subsequently issued new SCCs. The continued validity of these new SCCs for cross-border data transfer is uncertain and difficult to predict. Among other effects, we may experience additional costs associated with increased compliance burdens and new contract negotiations with third parties that process data on our behalf. Further, the United Kingdom ("UK") has implemented legislation that substantially mirrors the GDPR, and provides for fines of up to the greater of 17.5 million British Pounds or four percent of the previous year's annual revenue, whichever is higher. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear following the UK's exit from the EU, including with respect to regulation of data transfers between EU member states and the UK. The UK has issued new standard contractual clauses that, like the SCCs, are required to be implemented.

We may experience reluctance or refusal by current or prospective customers in the European Economic Area (the "EEA"), the UK, or other regions to use our products, and we may find it necessary or desirable to modify our handling of personal data of residents of the EEA, UK, or other regions. The regulatory environment applicable to the handling of personal data of EEA and UK residents, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs and could result in our business, operating results and financial condition being harmed. Additionally, we and our customers may face a risk of enforcement actions by data protection authorities relating to personal data transfers. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results, and financial condition.

Among other emerging laws relating to privacy and data protection globally, India has released its Digital Personal Data Protection Act 2023, and India's Ministry of Electronics and Information Technology released finalized Draft Digital Personal Data Protection Rules on November 13, 2025, addressing various matters under this law, but the full scope of the implementation remains subject to some uncertainty. We maintain an employee and operational presence in India, and this act may require us to modify our policies and practices and incur increased costs in our efforts to comply.

We also expect laws, regulations, industry standards and other obligations worldwide relating to privacy, data protection and cybersecurity to continue to evolve, and that there will continue to be new, modified, and re-interpreted laws, regulations, standards, and other obligations in these areas. For example, the Network and Information Security Directive II, or NIS2, adopted in 2023, aims to enhance cybersecurity across critical infrastructure and essential services in the EU. It expands the scope of the 2016 NIS Directive to include additional sectors while enforcing stricter governance and accountability requirements. NIS2 requires all 27 EU member states to issue implementing legislation by October 2024; however, several EU member states have not finalized their respective legislation and guidance. Additionally, the Digital Operational Resiliency Act, or DORA, became effective in January 2025, and aims to establish a universal framework for managing and mitigating information and communication technology risks that will apply to entities in the financial sector and their third-party cloud service providers.

In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services. Accordingly, we cannot predict the full impact of other evolving privacy and data protection obligations on our business or operations. Complying with emerging and changing legal and regulatory requirements relating to privacy, data protection and other matters may cause us to incur costs or require us to change our business practices, which could harm our business, financial condition, results of operations and prospects.

Environmental Laws

We are also subject to environmental laws and regulations governing the management and disposal of hazardous materials and wastes, including the hazardous material content of our products and laws relating to the collection, recycling and disposal of electrical and electronic equipment. Our failure, or the failure of our partners, including our contract manufacturers, to comply with past, present and future environmental laws could result in fines, penalties, third-party claims, reduced sales of our products, re-engineering our products, substantial product inventory write-offs and reputational damage, any of which could harm our business, financial condition, results of operations and prospects. We also expect that our business will be affected by new environmental laws and regulations on an ongoing basis applicable to us and our partners, including our contract manufacturers. To date, our expenditures for environmental compliance has not had a material effect on our results of operations or cash flows. Although we cannot predict the future effect of such laws or regulations, they will likely result in additional costs or require us to change the content or manufacturing of our products, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Export Controls

Our products are subject to various export controls and because we incorporate encryption technology into certain of our products, certain of our products may be exported from various countries only with government authorization. If we were to fail to comply with the applicable export control laws, customs regulations, economic sanctions or other applicable laws, we could be subject to monetary damages or the imposition of restrictions which could be material to our business, operating results and prospects and could also harm our reputation. Further, there could be criminal penalties for knowing or willful violations, including incarceration for culpable employees and managers. Obtaining the necessary export authorizations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

Furthermore, certain export control and economic sanctions laws prohibit the shipment of certain products, technology, software and services to embargoed countries and sanctioned governments, entities, and persons. The U.S. government also continues to add additional entities to restricted party lists impacting the ability of U.S. companies to provide products, and in certain cases services, to these entities and, in some cases, receive products or services from these entities.

Additionally, the U.S. government continues to expand controls enacted in October 2022 restricting the ability to export, reexport and transfer certain products and technology related to semiconductors, semiconductor manufacturing, and supercomputing. Although new regulations introduced in January 2025 which further expanded the controls to impose a worldwide licensing requirement on certain integrated circuits and computing resources that are used for training of AI models were rescinded prior to the scheduled compliance date, we expect the U.S. government may issue new controls on similar technologies in the future. The U.S. government also expanded the scope of restrictions on the development or production of advanced integrated circuits and certain semiconductor manufacturing equipment and the restrictions on supercomputing in China and other countries. Other foreign governments may in turn impose similar or more restrictive controls. These controls or any additional restrictions may impact our ability to export certain products to China or other countries, prohibit us from selling our products to certain of our customers, restrict our ability to use certain ICs in our products, or impact our suppliers who may utilize facilities or equipment described in these controls. However, certain U.S. export controls have been the subject of bilateral trade negotiations between the U.S. and China and have been partially relaxed since May 2025, with further changes possible.

It also is possible that the Chinese government will retaliate to these export controls in ways that could impact our business. For example, China has announced controls on both the use of Micron products and export controls on certain materials used, among other things, in the production of semiconductors, optical components, and other electronic devices including germanium and gallium. These Chinese export controls have been the subject of bilateral trade negotiations between the U.S. and China and have been partially relaxed since May 2025, though further changes are possible. Further, the Chinese government has responded to U.S. actions by adding U.S. entities to an unreliable entity list, which limits the ability of companies on the list to engage in business with Chinese customers. These restrictions could disrupt the ability of China to procure or produce semiconductors and other electronics and impact our ability to source components from China and could impact the cost of components or inputs used to produce our products.

Any deterioration in relations between Taiwan and China could lead to additional sanctions or export controls on China, on specific individuals or entities, or otherwise in the region which could impact our ability to sell to certain of our customers, source components from China, or otherwise negatively impact our business.

The United States may also continue to leverage the use of "secondary tariffs" and/or "secondary sanctions" to achieve certain foreign policy goals, or increase its enforcement of such tools, which may directly or indirectly affect our business (see also the "Escalated or escalating U.S. tariffs, as well as countermeasures taken by affected countries may have a negative effect on global economic conditions, financial markets and our business, as may retaliatory actions by other countries, including China, in response to these U.S. policies" risk factor above). Even though we take precautions to ensure that we and our channel partners comply with all relevant regulations, any failure by us or our channel partners to comply with such regulations could have negative consequences, including reputational harm, government investigations and penalties. In addition, economic sanctions that are vague and not subject to guidance by regulators lead to heightened compliance risk.

Although we have developed policies and procedures to comply with export control and other applicable laws, historically, we have had some instances where we, or a business that we acquired, inadvertently did not fully comply with certain trade laws, but we made relevant disclosures to the appropriate government agencies and implemented corrective actions.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to implement our products in those countries. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations or create delays in the introduction of our products into international markets. Any decreased use of our products or limitation on our ability to export or sell our products could adversely affect our business, financial condition, results of operations and prospects.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations.

We use machine learning and AI technologies in our offerings and business, including in our Arista Guardian for Network Identity offering, and we are making investments in expanding our AI capabilities in our products, services, and tools, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies. We may rely on third party AI technologies and our ability to continue to use those technologies and provide our applicable products, services and tools are subject to the continued availability and improvement of those technologies. The protectability of the intellectual property in AI-generated or assisted works and inventions is unclear. To the extent we use AI to create any valuable IP, we may not be able to protect it to the same extent that we would have, had we not used AI.

Uncertainty around new and emerging AI technologies may require additional investment in the obtaining, developing and maintaining of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to creators of training data, and development of appropriate protections, safeguards, and policies for handling the processing of data with AI technologies, which may be costly and could impact our expenses. AI technologies also present emerging legal, ethical and social issues, including with respect to potential or actual bias reflected in, or flawed outputs of, models. AI technologies that we make use of may produce or create outputs that appear correct but are factually inaccurate or otherwise flawed, which may expose us to brand or reputational harm, competitive harm, regulatory scrutiny, and/or legal liability. We may also fail to adopt or implement certain AI technologies which could leave us at a competitive disadvantage.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock has been and may continue to be volatile, and the value of your investment could decline.

The trading price of our common stock has historically been and is likely to continue to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock. In addition, although the trading price of our common stock has increased significantly in recent years, it is uncertain to continue to increase at the same rate and it may decrease in the future. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to, forward-looking statements related to future revenue, gross margins and earnings per share, changes or decreases in our growth rate, manufacturing, supply or distribution shortages or constraints, the decline in purchases from any of our large customers or the degradation in our relationships with any of our material vendors or partners, ratings changes by securities analysts, actual or anticipated announcements of new products by our company or our competitors, developments in the markets in which we operate, both in the U.S. and globally, litigation, actual or anticipated changes or fluctuations in our results of operations, regulatory developments, repurchases of our common stock, departures of key executives, the financial results or financial projections of our large customers, major catastrophic events, macroeconomic factors including changes in government administration, international trade tensions, inflation and interest rate fluctuations and other broad market and industry fluctuations.

In addition, technology stocks have historically experienced high levels of volatility and, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the market price of our common stock could decline for reasons unrelated to our business, financial condition, results of operations and prospects. The market price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us, or where actual financial results do not meet the expectations set by industry analysts or other market participants. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If the market price of our common stock is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business and prospects. This could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have adopted stock repurchase programs to repurchase shares of our common stock; however, any future decisions to reduce or discontinue repurchasing our common stock pursuant to such stock repurchase programs could cause the market price of our common stock to decline.

Although our board of directors has authorized stock repurchase programs, any determination to execute stock repurchases will be subject to, among other things, our financial position and results of operations, available cash and cash flow, capital requirements, market and business conditions, stock price, acquisition opportunities and other factors, as well as our board of director's continuing determination that the repurchase programs are in the best interests of our shareholders and is in compliance with all laws and agreements applicable to the repurchase programs. Our stock repurchase programs do not oblige us to acquire any common stock. If we fail to meet any expectations related to stock repurchases, the market price of our common stock could decline, and could have a material adverse impact on investor confidence. Additionally, price volatility of our common stock over a given period may cause the average price at which we repurchase our common stock to exceed the stock's market price at a given point in time.

We may further increase or decrease the amount of repurchases of our common stock in the future. As part of the Inflation Reduction Act of 2022 signed into law in August 2022, the United States implemented a 1% excise tax on the value of certain stock repurchases by publicly traded companies. This tax could increase the costs to us of any share repurchases, which could reduce the number of shares we repurchase. Any reduction or discontinuance by us of repurchases of our common stock pursuant to our current stock repurchase programs could cause the market price of our common stock to decline. Moreover, in the event repurchases of our common stock are reduced or discontinued, our failure or inability to resume repurchasing common stock at historical levels could result in a lower market valuation of our common stock.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the market price that our common stock might otherwise attain and dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate and may dilute your voting power and your ownership interest in us. In addition, we have registered the offer and sale of all shares of common stock that we may issue under our equity compensation plans. If holders, by exercising their registration rights, sell large numbers of shares, it could adversely affect the market price of our common stock.

Insiders have substantial control over us, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 10% of our outstanding common stock together with their affiliates, in the aggregate, beneficially own approximately 17.3% of the outstanding shares of our common stock, based on shares outstanding as of December 31, 2025. As a result, these stockholders, if acting together, could exercise a significant level of influence over matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be averse to your interests. This concentration of ownership may also discourage a potential investor from acquiring our common stock due to the limited voting power of such stock or otherwise may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

- a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;
- the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- the exclusive right of our board of directors to elect a director to fill an unfilled seat on our board of directors created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
- the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our chief executive officer, one of our presidents (in the absence of our chief executive officer) or our board of directors, by a vote of a majority of the total number of authorized directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
- the requirement that a director may be removed from office by our stockholders only for cause and only by the affirmative vote of holders of at least 66 2/3% of the voting power of our capital stock entitled to vote thereon;
- the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the structure of our board of directors, the management of our business, and certain rights of our stockholders (including the prohibition on the stockholder's ability to act by written consent), which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;
- the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of our capital stock entitled to vote thereon for stockholders to amend, alter or repeal our amended and restated bylaws, which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

- the ability of our board of directors, by a vote of a majority of the total number of authorized directors, to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and
- advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

General Risks

We may become involved in litigation that may materially adversely affect us.

From time to time, we are involved in legal proceedings relating to matters incidental to the ordinary course of our business, including patent, copyright, commercial, product liability, employment, class action, whistleblower and other litigation, in addition to governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices.

Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses. Although we have insurance which may provide coverage for some kinds of claims we may face, that insurance may not cover some kinds of claims or types of relief and may not be adequate in a particular case. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition, results of operations and prospects.

For more information regarding the litigation in which we have been involved, see the "Legal Proceedings" subheading in Note 5. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

If we are unable to hire, retain, train and motivate qualified personnel and senior management, our business, financial condition, results of operations and prospects could suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel, particularly software engineering and sales personnel. In addition, we are expanding internationally and into adjacent markets including the enterprise and AI market, which requires a significant investment of time, effort and financial resources into hiring and training our sales force to address these markets. If we do not effectively train our direct sales force, we may be unable to add new customers, increase sales to our existing customers, or successfully expand into new markets. Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled personnel, especially with certain types of technical skills like in AI. Many of the companies with which we compete against for experienced personnel may have greater resources and be able to provide more attractive compensation packages and other amenities. Research and development personnel are aggressively recruited by startup and growth companies, which are especially active in many of the technical areas and geographic regions in which we conduct product development. In addition, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the stock-based compensation they are to receive in connection with their employment. Declines in the market price of our stock could adversely affect our ability to attract, motivate or retain key employees. In addition, our future performance also depends on the continued services and continuing contributions of our senior management to execute our business plan and to identify and pursue new opportunities and product innovations. Our employment arrangements with our employees do not generally require that they continue to work for us for any specified period, and therefore, they could terminate their employment with us at any time. If we are unable to attract or retain qualified personnel, or if there are delays in hiring required personnel, our business, financial condition, results of operations and prospects may be seriously harmed.

Our business is subject to the risks of natural disasters, social unrest, violent conflicts, systemic failures and other catastrophic events.

Our corporate headquarters and the operations of our key manufacturing vendors, logistics providers and partners, as well as many of our customers, are located in areas, such as the San Francisco Bay Area, Japan and Taiwan, that are exposed to risks of natural disasters and threats, such as fires, earthquakes, tsunamis, extreme precipitation or winds, high heat or outbreaks of disease, and systemic failures, or other catastrophic events, such as widespread power outages or transportation network malfunctions. In addition, climate change may result in greater frequency and severity of such natural disasters and systemic failures. A significant natural disaster, epidemic or pandemic, systemic failure, flood or other similar event, could have a material adverse effect on our or their business, which could in turn materially affect our financial condition, results of operations and prospects. These events could result in manufacturing and supply chain disruptions, shipment delays, order cancellations, and sales delays which could result in missed financial targets. Any such disruption of our suppliers, our contract manufacturers or our service providers would likely impact our supply chain, sales and operating results. These events could also have a material adverse effect on the demand for our products, which could in turn materially affect our financial condition, results of operations and prospects. In addition, acts of terrorism, war, and other social unrest, violent or otherwise, could cause disruptions in our business or the business of our manufacturers, logistics providers, partners or customers or the economy as a whole. Given our typical concentration of sales at each quarter end, any disruption in the business of our manufacturers, logistics providers, partners or customers that affects sales at the end of our quarter could have a particularly significant adverse effect on our quarterly results.

We have not paid dividends in the past and do not intend to pay dividends for the foreseeable future.

We have never declared nor paid any dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. In addition, our Legal and Information Technology ("IT")/Information Security ("IS") teams work together to oversee our compliance with applicable laws and regulations and coordinate with subject matter experts throughout our business to identify, monitor and mitigate risk including information security risk management and cyber defense programs.

Our cybersecurity risk management program is aligned with our overall enterprise risk management programs and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management programs to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

- an information security management systems policy, including a business continuity policy, acceptable use and physical security policies, and an incident response policy and plan for responding to cybersecurity incidents, among others;
- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
- the use of internal audit teams and external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
- cybersecurity awareness, data protection, and privacy training of our employees, incident response personnel, and senior management; and
- a vetting and management process for third party service providers, suppliers, and vendors

Through this program, our IT/Cybersecurity team identifies and executes improvements based upon its own assessments, public cybersecurity events and the identification of new risks by third parties, including our external cybersecurity consultants. As part of these continuous improvement efforts, there may be times when the IT/Cybersecurity team prioritizes certain cybersecurity fixes or program improvements over other measures, which could lead to new known or unknown risks being identified on an ongoing basis. Cybersecurity threat actors are often highly sophisticated and nimble in their attacks. Despite these efforts, we cannot guarantee that our priorities and efforts will prevent any cybersecurity incident from happening.

We also engage in periodic testing programs, using both internal assets and external consultants, including penetration testing, and incorporate multiple layers of physical, logical and written controls into our cybersecurity risk management program. Our IT/Cybersecurity team leverages centralized identity management, encryption configurations and technologies on the systems, devices, and third-party connections used in our operations.

We also maintain cyber liability insurance coverage. While we currently hold such coverage, we cannot be certain that our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any future claim will not be excluded or otherwise be denied coverage by any insurer.

As of the date of this report, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that we believe have, or are likely to, materially affect us, our business strategy, results of operations, or financial condition. For additional information concerning risks from cybersecurity threats, please refer to Item 1A, "Risk Factors," in this annual report on Form 10-K, including the risk factors in the category entitled, "Risks Related to Cybersecurity and Data Privacy".

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (Committee) oversight of cybersecurity and other information technology risks. The Committee oversees management's implementation of our cybersecurity risk management program. The Committee receives quarterly reports from our Vice President and Chief Information Security Officer ("CISO"), in conjunction with other senior managers, on cybersecurity risks. In addition, these managers update the Committee, as necessary, regarding any material cybersecurity incidents, as well as incidents with lesser impact potential. The Committee reports to the full Board on cybersecurity no less frequently than once annually. The full Board also receives briefings from management on our cyber risk management program on a periodic basis.

Our cybersecurity program includes an annual funding and forecast process, and we have further established processes to secure additional funding in response to emerging risks, threats and identified improvement opportunities. Our Cybersecurity team, led by one of our Vice Presidents who also serves as our CISO, is responsible for assessing and managing risks from cybersecurity threats. The Cybersecurity team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our external cybersecurity consultants.

Our CISO has over 20 years of experience in the cybersecurity industry and has been instrumental in building several key security technologies, viz. Network Intrusion Prevention Systems ("NIPS"), Host Intrusion Prevention Systems ("HIPS"), Web Application Firewalls ("WAF"), Whitelisting, Endpoint/Server Host Monitoring ("EDR") and Virtualization Based Security ("VBS"). Previously, our CISO served in senior executive and technical leadership roles in several security companies. In addition, our CISO has experience as a pen-tester and has in-depth knowledge of operating systems, networking and security products. Our CISO holds a bachelor's degree in computer science and a master's degree in software systems. In addition, our IS team includes over 20 members each with experience in network security related roles, with the two IS leads reporting to our CISO each having more than 20 years of security experience.

Our management team, including our CISO in consultation with our Chief Technology Officer and Chief Financial Officer, supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents, which may include: briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external cybersecurity consultants; and alerts and reports produced by security tools deployed in our IT environment. However, as indicated above, we cannot guarantee that our efforts will prevent any cybersecurity incident from occurring.

As part of our Cybersecurity program, our Cybersecurity Executive Committee and Information Security Steering Committee meet throughout the year to monitor and assess information security risks. In addition, we perform an enterprise risk assessment that is reviewed by the Committee and our Board of Directors on an annual basis and monitored on a quarterly basis by the Committee. The enterprise risk assessment is an assessment of key risks, including information security risks, data privacy, supply chain, human capital, and other risks.

Item 2. Properties

Our corporate headquarters are located in Santa Clara, California where we lease approximately 180,000 square feet of space under a lease agreement that expires in March 2027. During the year ended December 31, 2021, we purchased land and the improvements thereon in Santa Clara, California to construct a building for office, lab and data center space. In addition, we lease office spaces for data centers, operations, sales personnel and research and development in locations throughout the U.S. and various international locations, including Ireland, Canada, India, and Australia. We also lease data centers in the U.S., Ireland and Australia. We believe that our current facilities are adequate to meet our current needs and are being utilized by our business.

Item 3. Legal Proceedings

The information set forth under the "Legal Proceedings" in Note 5. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the NYSE under the symbol “ANET”. As of February 10, 2026, there were 38 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared nor paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

Stock Performance Graph

The following shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total return of our common stock with the total return for the NYSE Composite Index and the Standard & Poor’s 500 Index (the “S&P 500”) from December 31, 2020 (the last trading day of the year) to December 31, 2025.

The graph assumes $100 was invested at the market close on December 31, 2020 in the Company’s common stock and in each of the aforementioned indices with the re-investment of dividends, if any. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

Comparison of Cumulative Total Return

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2020 2021 2022 2023 2024 2025

Securities Authorized for Issuance Under Equity Compensation Plans

The information set forth under "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" included in Part III, Item 12 of this Annual Report on Form 10-K is incorporated herein by reference.

Recent Sales of Unregistered Equity Securities

There were no sales of unregistered securities during fiscal year 2025.

Issuer Repurchases of Equity Securities

Under our equity incentive plans, certain participants may exercise options prior to vesting, subject to a right of repurchase by us. During the fourth quarter of 2025, there were no repurchases of unvested shares of our common stock made pursuant to our equity incentive plans as a result of us exercising our rights nor pursuant to any publicly-announced plan or program.

Stock Repurchase Program

From time to time, we repurchase shares of our common stock pursuant to repurchase programs that are funded from working capital. In May 2025, we completed repurchases under our previous $1.2 billion stock repurchase program (the "Prior Repurchase Program"), and our board of directors authorized a new $1.5 billion stock repurchase program (the "New Repurchase Program" and together with the Prior Repurchase Program, the "Repurchase Programs"). This authorization allows us to repurchase shares of our common stock that will be funded from working capital. Repurchases may be made at management's discretion from time to time on the open market, through privately negotiated transactions, transactions structured through investment banking institutions, block purchases, trading plans under Rule 10b5-1 of the Exchange Act, or a combination of the foregoing. The New Repurchase Program does not obligate us to acquire any of our common stock and may be suspended or discontinued by the Company at any time without prior notice. During the year ended December 31, 2025, we repurchased a total of $921.0 million of our common stock under our Prior Repurchase Program and $682.1 million of our common stock under our New Repurchase Program. As of December 31, 2025, the remaining authorized amount for stock repurchases under the New Repurchase Program was approximately $817.9 million.

Our repurchases for the three months ended December 31, 2025 are disclosed as below (in millions, except per share amounts). For our repurchase activities made for the year ended December 31, 2025, please refer to Note 6. Stockholders' Equity and Stock-Based Compensation of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

	Total Number of Shares Purchased	Average Price Paid Per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Publicly Announced Plans or Programs
October 1, 2025 - October 31, 2025	—	$ —	—	$ 1,438.0
November 1, 2025 - November 30, 2025	4.8	127.84	4.8	817.9
December 1, 2025 - December 31, 2025	—	—	—	817.9
Total	4.8		4.8	

(1) On May 7, 2024, we announced that on May 3, 2024, our board of directors authorized the Prior Repurchase Program allowing up to $1.2 billion stock repurchases, which was set to expire in May, 2027. In May 2025, we completed repurchases under the Prior Repurchase Program. On May 6, 2025, we announced that on May 2, 2025 our board of directors authorized the New Repurchase Program allowing up to $1.5 billion stock repurchases. The New Repurchase Program expires on the earlier of the repurchase by the Company of $1.5 billion pursuant to the New Repurchase Program or our Board of Directors' termination of the New Repurchase Program.

(2) Aggregate purchase price and average price paid per share for the year of 2025 include costs associated with the repurchases but exclude the 1% excise tax accrued on our share repurchases as a result of the Inflation Reduction Act of 2022.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

In a world where data is increasingly a precious commodity and competitive differentiator, Arista was founded to enable our customers to access all their centers of data in the quickest, most reliable, and secure manner. Over the last two decades, we have emerged as an industry leader, delivering data-driven, client-to-cloud networking-as-a-service. Our "Centers of Data" strategy is a fundamental pivot from legacy networking approaches that create incongruent silos to a unified, data-driven approach in which the network is a service that interconnects four primary domains: AI Centers, Data Centers, Campus Centers, and WAN Centers. Anchored by Arista's state-oriented Extensible Operating System (EOS) and Network Data Lake (NetDL), our network-as-a-service platform delivers a seamless, consolidated networking experience regardless of data location

Our solutions are differentiated because they:

- offer uncompromising reliability derived from the foundation of robust quality assurance capabilities, and a suite of automated diagnostics;
- are based on advanced open and standards-based technology that avoids what is often expensive vendor lock-in, and
- provide consistent real-time telemetry and intelligent automation to decrease the manual workload on the operator.

This strategy and differentiation have also allowed us to deliver our comprehensive suite of products, services, and technologies to a global customer base segmented into three primary categories: Cloud and AI Titans, AI and Specialty Providers, and Enterprise. Market research confirms that we continue to be a leader in high-speed Ethernet switching. The percentage of revenue derived from these customers during the current fiscal year was approximately 48% from Cloud and AI Titans, 32% from Enterprise and 20% from AI and Specialty Providers.

Arista established itself as a market leader with platforms, products, and people to enable some of these hyperscalers' most consequential networks. Our network-as-a-service approach now empowers customers of all sizes to seamlessly leverage their data through offerings spanning three key categories: Core (AI, Cloud, and Data Center Networking), Cognitive Adjacencies (Campus and Routing), and Cognitive Networks (Software and Services). The percentage of revenue derived from these product categories during the current fiscal year was approximately 65% from Core, 18% from Cognitive Adjacencies, and 17% from Software and Services. With world-class engineering expertise and platform innovation, our customers gain the predictable performance and operational simplicity required to turn data into a sustainable competitive advantage in a modern, AI-driven world.

The market for cloud networking is characterized by rapid technological evolution, intensifying competition, and the expansion of generative and agentic AI. To sustain our success and adapt to the market, we must increase sales in cloud, AI and enterprise data center Ethernet switching/routing markets, and campus workspace markets by leveraging our ability to rapidly develop new features and software applications. Our growth strategy relies on maintaining our agility and increasing our investment in research and development to deliver market-leading features to enhance the functionality of our existing cloud networking platform, expand our product offerings and build upon our technology leadership. In addition, we must continue to expand our global sales force and deepen our channel partnerships to reach new customers more effectively and increase sales to existing customers.

Historically, a limited number of customers have accounted for a significant portion of our revenue. Two of our customers accounted for more than 10% of our total revenue in each of the last three years. Sales to one end customer represented 16%, 15%, and 21% of our total revenue, and sales to the other end customer represented 26%, 20%, and 18% of our total revenue for the years ended December 31, 2025, 2024, and 2023, respectively. We have experienced unpredictability in the timing of orders from our high-volume customers, primarily due to the inherent complexity of large-scale orders and fluctuations in their specific demand. This includes reductions or shifts in their capital expenditure budgets, as well as the impact of their internal cost-reduction and efficiency initiatives. Furthermore, variability in customer concentration is driven by the timing of new product deployments, customer spending cycles, and the extensive periods required for evaluation, testing, and qualification. We expect this variability in concentration and sales timing to continue on both a quarterly and annual basis.

Additionally, the pricing discounts typically required for these large-scale orders often reduce gross margins in the periods when the sales occur.

We believe an increased focus on the deployment of AI-enabled solutions by our large customers has accelerated the need for advanced technology offerings, including some offerings from potential new market entrants. This prioritization and acceleration of AI related infrastructure investment has, at times, come in conjunction with a reduction or changes in the mix of previously planned purchases and various cost reduction measures by these customers, including optimization and increased efficiency in non-AI related capital expenditures. In addition, although the focus on deployment of AI-enabled solutions has driven increased demand for networking, the long-term trajectory is unknown. As such, demand estimates for our new products are difficult to forecast and can create volatility in our revenue. We remain in a period of new product introductions and expanded use cases, particularly in the AI Ethernet market. This has resulted in increased customer trials and contracts with acceptance periods, and an increase in the volatility and magnitude of our product deferred revenue balances, which in turn may create variability in our revenue results on a quarterly and annual basis. In addition, if we are not able to satisfy the requirements under customer trials or contracts with acceptance periods, we may be required to accept product returns from our customers, which would prevent us from recognizing revenue on such transactions and may result in the write-down of inventory.

Macroeconomic Update

Global economic and business activities continue to face widespread macroeconomic uncertainties, including the effects of, among other things, inflation, monetary policy shifts, recession risks, potential supply chain disruptions, changes in government administration policy positions, and geopolitical pressures, including escalating international trade measures and tariff uncertainty.

Management is actively working with contract manufacturers and suppliers to optimize our supply chain in response to evolving international trade policies and tariff uncertainties. While we have not yet experienced significant disruptions, the potential for future trade measures remains a risk to our supply chain continuity and product costs. We are maintaining a disciplined fulfillment cadence to ensure reliable inventory deployment. As we build capacity to meet escalating demand, we are shipping products against previously committed demand/deployment plans and accelerating some deployments as needed. Simultaneously, we are balancing customers' requirements and lead times against the availability and lead times of key components and products from our suppliers and contract manufacturers. Given the timing and prioritization of customer orders and shipment patterns, as well as the timing and outcome of customer trials and contracts with acceptance periods, near term revenue trends may not be reflective of current demand levels and may benefit from demand/deployment plans that have been previously committed.

In addition, we anticipate continued volatility in our inventory and purchase commitments as a result of new product introductions, shifts in customer demand, and fluctuations in supplier lead times. This volatility creates a heightened risk of excess or obsolete inventory and supplier liability charges. Simultaneously, supply chain inflation and material scarcity, such as the recent tightening of supply conditions in the memory market, have continued to put pressure on our gross margin. If tariff or non-tariff measures escalate, and/or if supply conditions worsen and we are unable to pass on these costs to customers, our gross margins could be further impacted. Additionally, broader macroeconomic instability could negatively affect demand, particularly within the enterprise market. Given these unpredictable factors, current financial conditions discussed herein may not be indicative of future operating results and trends.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue, Cost of Revenue and Gross Margin (in millions, except percentages)

	Year Ended December 31,				Change in	
	2025		2024			
	$	% of Revenue	$	% of Revenue	$	%
Revenue						
Product	$ 7,576.9	84.1 %	$ 5,884.0	84.0 %	$ 1,692.9	28.8 %
Service	1,428.8	15.9	1,119.1	16.0	309.7	27.7
Total revenue	9,005.7	100.0	7,003.1	100.0	2,002.6	28.6
Cost of revenue						
Product	2,978.7	33.1	2,299.0	32.8	679.7	29.6
Service	258.3	2.8	212.8	3.1	45.5	21.4
Total cost of revenue	3,237.0	35.9	2,511.8	35.9	725.2	28.9
Gross profit	$ 5,768.7	64.1 %	$ 4,491.3	64.1 %	$ 1,277.4	28.4 %
Gross margin	64.1 %		64.1 %			

Revenue by Geography (in millions, except percentages)

	Year Ended December 31,			
	2025	% of Total	2024	% of Total
Americas	$ 7,122.1	79.1 %	$ 5,729.0	81.8 %
Europe, Middle East and Africa	1,070.3	11.9	713.2	10.2
Asia-Pacific	813.3	9.0	560.9	8.0
Total revenue	$ 9,005.7	100.0 %	$ 7,003.1	100.0 %

Revenue

Product revenue primarily consists of sales of our switching and routing products, and related network applications. Service revenue is primarily derived from sales of PCS contracts, which are typically purchased in conjunction with our products, and subsequent renewals of those contracts. We expect our revenue may vary from period to period based on, among other things, industry and customer cyclicality, the timing, size, and complexity of orders, especially with respect to our large customers, and the time it takes for customers to evaluate, test, qualify and accept our products and services.

Product revenue increased by $1.7 billion, or 28.8%, for the year ended December 31, 2025 compared to 2024. This increase reflects healthy customer demand and higher shipments of our switching and routing platforms, with strong contributions across our customer base. In addition, service revenue increased by $309.7 million, or 27.7%, for the year ended December 31, 2025 compared to 2024, as a result of continued growth in initial and renewal support contracts as our customer installed base has continued to expand. Non - Americas revenues as a percentage of our total revenues increased from 18.2% in 2024 to 20.9% in 2025, which was primarily driven by changes in the geographic mix of sales to our large global customers.

Cost of Revenue and Gross Margin

Cost of product revenue primarily consists of amounts paid for inventory to our third-party contract manufacturers and merchant silicon vendors, overhead costs of our manufacturing operations, including freight, and other costs associated with manufacturing our products and managing our inventory and supply chain. Cost of service revenue primarily consists of personnel and other costs associated with our global customer support and services organizations.

Cost of revenue increased by $725.2 million, or 28.9% for the year ended December 31, 2025 compared to 2024. These increases were driven by a corresponding increase in product and service revenues.

Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including pricing pressure on our products and services due to competition, the mix of sales to large customers who generally receive lower pricing, the mix of products sold, manufacturing-related costs, including costs associated with our manufacturing operations personnel, inflationary pressure and scarcity of materials in our supply chain, merchant silicon costs, and excess/obsolete inventory and supplier liability charges. We expect our gross margin to fluctuate over time, depending on the factors described above.

Gross margin remained constant at 64.1% for the years ended December 31, 2025 and 2024.

Operating Expenses (in millions, except percentages)

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. The largest component of our operating expenses is personnel costs and new product introduction costs. Personnel costs consist of wages, benefits, bonuses and, with respect to sales and marketing expenses, sales incentive compensation. Personnel costs also include stock-based compensation and travel-related expenses. New product introduction costs are primarily comprised of third-party engineering and prototype expenses.

	Year Ended December 31,					
	2025		2024		Change in	
	$	% of Revenue	$	% of Revenue	$	%
Operating expenses:						
Research and development	$ 1,237.3	13.8 %	$ 996.7	14.2 %	$ 240.6	24.1 %
Sales and marketing	533.4	5.9	427.3	6.1	106.1	24.8
General and administrative	141.9	1.6	122.7	1.8	19.2	15.6
Total operating expenses	$ 1,912.6	21.3 %	$ 1,546.7	22.1 %	$ 365.9	23.7 %

Research and development.

Research and development expenses consist primarily of personnel costs, new product introduction costs and an allocated portion of facility and IT costs. Our research and development efforts are focused on new product development and maintaining and developing additional functionality for our existing products, including new releases and upgrades to our EOS software and applications. We expect our research and development expenses to increase in absolute dollars as we continue to invest in research and development in order to expand the capabilities of our cloud networking platform, introduce new products and features, and continue to invest in our technology.

Research and development expenses increased by $240.6 million, or 24.1%, for the year ended December 31, 2025 compared to 2024. The increase was primarily due to a $95.6 million increase in personnel costs driven by an increase in headcount, and a $78.6 million increase in new product introduction costs, including third-party engineering costs and prototype expenses as we expand our product portfolio.

Sales and marketing.

Sales and marketing expenses consist primarily of personnel costs, marketing, trade shows, and other promotional activities, and an allocated portion of facility and IT costs. We expect our sales and marketing expenses to increase in absolute dollars as we continue to expand our sales and marketing efforts worldwide.

Sales and marketing expenses increased by $106.1 million, or 24.8%, for the year ended December 31, 2025 compared to 2024 primarily due to an increase in personnel costs driven by an increase in headcount.

General and administrative.

General and administrative expenses consist primarily of personnel costs and professional services costs for our finance, human resources, legal and certain executive functions. Our professional services costs are primarily related to external legal, accounting, and tax services.

General and administrative expenses increased by $19.2 million, or 15.6%, for the year ended December 31, 2025 compared to 2024 primarily due to an increase in professional fees.

Other Income, Net (in millions, except percentages)

Other income (expense), net consists primarily of interest income from our cash, cash equivalents and marketable securities. We expect other income (expense), net may fluctuate in the future as a result of changes in interest rates, changes in our cash, cash equivalents and marketable securities balances.

	Year Ended December 31,				Change in	
	2025		2024			
	$	% of Revenue	$	% of Revenue	$	%
Other income (expense), net:						
Interest income	$ 383.4	4.3 %	$ 311.0	4.4 %	$ 72.4	23.3 %
Other income (expense), net	10.2	0.1	9.5	0.1	0.7	7.4
Total other income, net	$ 393.6	4.4 %	$ 320.5	4.6 %	$ 73.1	22.8 %

The favorable movement in other income (expense), net, during the year ended December 31, 2025 as compared to 2024 was driven by an increase in interest income of $72.4 million due to an increase in our cash and marketable securities balances.

Provision for Income Taxes (in millions, except percentages)

We operate in a number of tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may also be subject to U.S. income tax. Generally, our U.S. tax obligations are reduced by a credit for foreign income taxes paid on these foreign earnings, which avoids double taxation. Our tax expense to date consists of federal, state and foreign current and deferred income taxes.

	Year Ended December 31,				Change in	
	2025		2024			
	$	% of Revenue	$	% of Revenue	$	%
Provision for income taxes	$ 738.3	8.2 %	$ 413.0	5.9 %	$ 325.3	78.8 %
Effective tax rate	17.4 %		12.6 %			

On July 4, 2025, the OBBB Act was signed into law in the U.S. This legislation contains a broad range of tax reform provisions affecting businesses, which are reflected in our twelve months ended December 31, 2025 period results.

Our provision for income taxes and effective tax rate increased for the year ended December 31, 2025, as compared to 2024. The increase in our income taxes was primarily associated with a decrease in tax benefits attributable to equity-based compensation. For further information regarding income taxes and the impact on our results of operations and financial position, refer to Note 8. Income Taxes of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue, Cost of Revenue and Gross Margin (in millions, except percentages)

	Year Ended December 31,				Change in	
	2024		2023			
	$	% of Revenue	$	% of Revenue	$	%
Revenue						
Product	$ 5,884.0	84.0 %	$ 5,029.5	85.8 %	$ 854.5	17.0 %
Service	1,119.1	16.0	830.7	14.2	288.4	34.7
Total revenue	7,003.1	100.0	5,860.2	100.0	1,142.9	19.5
Cost of revenue						
Product	2,299.0	32.8	2,061.2	35.2	237.8	11.5
Service	212.8	3.1	168.7	2.9	44.1	26.1
Total cost of revenue	2,511.8	35.9	2,229.9	38.1	281.9	12.6
Gross profit	$ 4,491.3	64.1 %	$ 3,630.3	61.9 %	$ 861.0	23.7 %
Gross margin	64.1 %		61.9 %			

Revenue by Geography (in millions, except percentages)

	Year Ended December 31,			
	2024	% of Total	2023	% of Total
Americas	$ 5,729.0	81.8 %	$ 4,651.2	79.3 %
Europe, Middle East and Africa	713.2	10.2	671.0	11.5
Asia-Pacific	560.9	8.0	538.0	9.2
Total revenue	$ 7,003.1	100.0 %	$ 5,860.2	100.0 %

Revenue

Product revenue increased by $854.5 million, or 17.0%, for the year ended December 31, 2024 compared to 2023. This increase reflects healthy customer demand and higher shipments of our switching and routing platforms, with strong contributions across our customer base. In addition, service revenue increased by $288.5 million, or 34.7%, for the year ended December 31, 2024 compared to 2023, as a result of continued growth in initial and renewal support contracts as our customer installed base has continued to expand. Non - Americas revenues as a percentage of our total revenues decreased from 20.6% in 2023 to 18.2% in 2024, which was primarily driven by changes in the geographic mix of sales to our large global customers.

Cost of Revenue and Gross Margin

Cost of revenue increased by $282.0 million, or 12.6% for the year ended December 31, 2024 compared to 2023. These increases were driven by a corresponding increase in product and service revenues, partially offset by reductions of $180.4 million in net excess/obsolete inventory and supplier liability charges for the year ended December 31, 2024 compared to 2023.

Gross margin increased from 61.9% for the year ended December 31, 2023 to 64.1% for the year ended December 31, 2024. These changes reflect an improvement in product margins of 60.9% in 2024 compared to 59.0% in 2023, driven by a reduction of $180.4 million in net excess/obsolete inventory-related charges.

Operating Expenses (in millions, except percentages)

	Year Ended December 31,					
	2024		2023		Change in	
	$	% of Revenue	$	% of Revenue	$	%
Operating expenses:						
Research and development	$ 996.7	14.2 %	$ 854.9	14.6 %	$ 141.8	16.6 %
Sales and marketing	427.3	6.1	399.0	6.8	28.3	7.1
General and administrative	122.7	1.8	119.1	2.0	3.6	3.0
Total operating expenses	$ 1,546.7	22.1 %	$ 1,373.0	23.4 %	$ 173.7	12.7 %

Research and development

Research and development expenses increased by $141.8 million, or 16.6%, for the year ended December 31, 2024 compared to 2023. The increase was primarily due to a $64.9 million increase in personnel costs driven by an increase in headcount, and a $52.3 million increase in new product introduction costs, including third-party engineering costs and prototype expenses as we expand our product portfolio.

Sales and marketing

Sales and marketing expenses increased by $28.3 million, or 7.1%, for the year ended December 31, 2024 compared to 2023 primarily due to an increase in personnel costs.

General and administrative

General and administrative expenses increased by $3.6 million, or 3.0%, for the year ended December 31, 2024 compared to 2023.

Other Income, Net (in millions, except percentages)

	Year Ended December 31,				Change in	
	2024		2023			
	$	% of Revenue	$	% of Revenue	$	%
Other income, net:						
Interest income	$ 311.0	4.5 %	$ 152.4	2.6 %	$ 158.6	104.0 %
Other income (expense), net	9.5	0.1	12.3	0.2	(2.8)	(23.8)
Total other income, net	$ 320.5	4.6 %	$ 164.7	2.8 %	$ 155.8	94.5 %

The favorable movement in other income (expense), net, during the year ended December 31, 2024 as compared to 2023 was driven by an increase in interest income of $158.6 million due to an increase in our cash and marketable securities balances, coupled with higher investment yields.

Provision for Income Taxes (in millions, except percentages)

	Year Ended December 31,				Change in	
	2024		2023			
	$	% of Revenue	$	% of Revenue	$	%
Provision for income taxes	$ 413.0	5.9 %	$ 334.7	5.7 %	$ 78.3	23.4 %
Effective tax rate	12.6 %		13.8 %			

Our provision for income taxes increased for the year ended December 31, 2024, as compared to 2023, while our effective tax rate decreased for the year ended December 31, 2024, as compared to 2023. The increase in our income taxes was largely due to an increase in pre-tax income, partly offset by a decrease in our effective tax rate due to favorable changes in state taxes and tax benefits attributable to stock-based compensation. For further information regarding income taxes and the impact on our results of operations and financial position, refer to Note 8. Income Taxes of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

Liquidity and Capital Resources

Our principal sources of liquidity are cash, cash equivalents, marketable securities, and cash generated from operations. As of December 31, 2025, our total balance of cash, cash equivalents and marketable securities was $10.7 billion, of which approximately $1.0 billion was held outside the U.S. in our foreign subsidiaries.

Our cash, cash equivalents and marketable securities are held for general business purposes, including the funding of working capital. Our marketable securities investment portfolio is primarily invested in highly-rated securities, with the primary objective of minimizing the potential risk of principal loss. We plan to continue to invest for long-term growth. We believe that our existing balances of cash, cash equivalents and marketable securities, together with cash generated from operations, will be sufficient to meet our working capital requirements and our growth strategies for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our spending to support research and development activities, the timing and cost of establishing additional sales and marketing capabilities, the introduction of new and enhanced product and service offerings, our costs associated with supply chain activities, including access to outsourced manufacturing, our costs related to investing in or acquiring complementary or strategic businesses and technologies, the continued market acceptance of our products, stock repurchases, and capital expenditures, including the construction of a new building in Santa Clara, California. In addition, although the global supply chain has shown improvement, we have had to invest in inventory and increase our purchase commitments to address forecast uncertainty and we anticipate continued volatility in our inventory and purchase commitments. This variability is driven by new product introductions, fluctuating customer demand and varying supplier lead times. In particular, we have increased our purchase commitments to respond to the rapid deployment of AI networks and reduce overall lead times which will increase our working capital requirements. If we require or elect to seek additional capital through debt or equity financing in the future, we may not be able to raise capital on terms acceptable to us or at all. If we are required and unable to raise additional capital when desired, our business, operating results and financial condition may be adversely affected.

Cash Flows

	Year Ended December 31,		
	2025	2024	2023
		(in millions)	
Cash provided by operating activities	$ 4,371.9	$ 3,708.2	$ 2,034.0
Cash (used in) investing activities	(3,576.2)	(2,457.3)	(687.5)
Cash (used in) financing activities	(1,595.9)	(421.8)	(83.8)
Effect of exchange rate changes	1.7	(4.8)	0.8
Net increase in cash, cash equivalents and restricted cash	$ (798.5)	$ 824.3	$ 1,263.5

Cash Flows from Operating Activities

Our operating activities consist of net income, adjusted for certain non-cash items, and changes in operating assets and liabilities.

During the year ended December 31, 2025, cash provided by operating activities was $4.4 billion, primarily from net income of $3.5 billion, a net decrease in working capital requirements of $687.8 million, and net non-cash adjustments to net income of $172.7 million. Operating cash inflows consisted of an increase in deferred revenue of $2.5 billion resulting from an increase in product deferred revenue related to customer contracts with acceptance terms and increased customer PCS contracts, and a $379.9 million increase in accounts payable and other liabilities related to growing business volume and timing of payments to our large vendors. These cash inflows were partially offset by a $412.5 million increase in inventory in response to an increase in business volume, a $937.4 million increase in other assets driven by increased deferred cost of goods sold associated with higher product revenue deferrals, and an increase in accounts receivable of $746.4 million due to increased product and service billings. Net non-cash adjustments primarily consisted of $439.2 million of stock-based compensation expenses, which was largely offset by an increase in deferred income taxes of $312.0 million primarily resulting from increased deferred tax assets associated with the increase in deferred revenue.

During the year ended December 31, 2024, cash provided by operating activities was $3.7 billion, primarily from net income of $2.9 billion along with a net decrease in working capital requirements of $985.2 million, offset by net non-cash adjustments to net income of $129.0 million. Cash inflows consisted of an increase in deferred revenue of $1.3 billion resulting from increased customer PCS contracts and an increase in product deferred revenue related to customer contracts with acceptance terms, and a $110.6 million decrease in inventory resulting from strong product shipments. These cash inflows were partially offset by a $234.2 million increase in other assets driven by increased deferred cost of goods sold associated with higher product revenue deferrals, an increase in accounts receivable of $106.1 million due to increased product and service billings and a $66.5 million increase in income tax payments due to timing. Net non-cash adjustments primarily consisted of an increase in deferred income taxes of $492.9 million primarily resulting from increased deferred tax assets associated with the increase in deferred revenue and capitalization of research and development costs under IRC Section 174, which were largely offset by $355.4 million of stock-based compensation expenses.

Cash Flows from Investing Activities

Our investing activities primarily consist of our marketable securities investments, business combinations, and capital expenditures.

During the year ended December 31, 2025, cash used in investing activities was $3.6 billion, consisting of purchases of available-for-sale securities of $6.7 billion, $300.0 million for the business acquisition of VeloCloud. and purchases of property, equipment and intangible assets of $119.5 million, partially offset by proceeds of $3.6 billion from maturities and sales of marketable securities.

During the year ended December 31, 2024, cash used in investing activities was $2.5 billion, consisting of purchases of available-for-sale securities of $4.5 billion, partially offset by proceeds of $2.1 billion from maturities and sales of marketable securities.

Cash Flows from Financing Activities

Our financing activities consist of proceeds from the issuance of our common stock under employee equity incentive plans, offset by repurchases of our common stock.

During the year ended December 31, 2025, cash used in financing activities was $1.6 billion, consisting of payments for repurchases of our common stock from the open market of $1.6 billion.

During the year ended December 31, 2024, cash used in financing activities was $421.8 million, consisting of payments for repurchases of our common stock from the open market of $423.6 million and employee taxes withheld and paid of $58.4 million upon vesting of restricted stock units, partially offset by proceeds from the issuance of common stock under employee equity incentive plans of $60.2 million.

Stock Repurchase Programs

From time to time, we repurchase shares of our common stock pursuant to repurchase programs that are funded from working capital. In May 2025, we completed repurchases under the $1.2 billion Prior Repurchase Program, and our board of directors authorized the $1.5 billion New Repurchase Program. The New Repurchase Program does not oblige us to acquire any of our common stock and may be suspended or discontinued by the Company at any time without prior notice. During the year ended December 31, 2025, we repurchased a total of $921.0 million of our common stock under our Prior Repurchase Program and $682.1 million of our common stock under our New Repurchase Program. As of December 31, 2025, the remaining authorized amount for stock repurchases under the New Repurchase Program was approximately $817.9 million. Refer to Note 6. Stockholders' Equity and Stock-Based Compensation of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K for further discussion.

Material Cash Requirements

Our material cash requirements will have an impact on our future liquidity. Our material cash requirements represent material expected or contractually committed future payment obligations. We believe that we will be able to fund these obligations through cash generated from operations and from our existing balances of cash, cash equivalents and marketable securities.

Our material cash requirements include the following contractual and other obligations:

Purchase Obligations

We outsource most of our manufacturing and supply chain management operations to third-party contract manufacturers, who procure components and assemble products on our behalf. A significant portion of our purchase orders for finished goods and strategic components, including integrated circuits consigned to contract manufacturers, consists of non-cancellable commitments. Our purchase obligations also encompass software and technology licenses, property and equipment, and other corporate goods and services. As of December 31, 2025, we had $6.8 billion of such purchase obligations, of which $6.3 billion are expected to be received within 12 months, and $0.5 billion are expected to be received after one year. These open purchase orders are considered enforceable and legally binding, and while we may have some limited ability to reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services, this can only occur with the agreement of the related supplier.

Leases

We have operating lease arrangements for office space, data center, equipment and other corporate assets. As of December 31, 2025, we had lease payment obligations, net of immaterial sublease income of $90.5 million, with $22.1 million payable within 12 months.

Property Project

During the year ended December 31, 2021, we purchased land and the improvements thereon in Santa Clara, California to construct a building for office, lab and data center space. The estimated capital expenditures related to this project is expected to be approximately $170.0 million to $195.0 million through the end of fiscal 2026 when construction is expected to be completed.

Off-balance Sheet Arrangements

As of December 31, 2025, we did not have any relationships with any unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Estimates

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States ("GAAP" or "U.S. GAAP") and include our accounts and the accounts of our wholly owned subsidiaries. The preparation of these consolidated financial statements requires our management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the applicable periods. Note 1, "Organization and Summary of Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K describes the significant accounting policies and methods used in the preparation of the Company's consolidated financial statements. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. We evaluate our estimates, assumptions and judgments on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

Revenue Recognition

We generate revenue from sales of our products, which incorporate our EOS software and accessories such as cables and optics, to direct customers and channel partners together with PCS. We typically sell products and PCS in a single contract. We recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to be entitled to receive in exchange for those products or services. Most of our contracts with customers, other than renewals of PCS, contain multiple performance obligations with a combination of products and PCS. Products and PCS generally qualify as distinct performance obligations. Our hardware includes EOS software, which together deliver the essential functionality of our products. For contracts which contain multiple performance obligations, we allocate revenue to each distinct performance obligation based on the standalone selling price ("SSP"). Judgment is required to determine the SSP for each distinct performance obligation. We use a range of amounts to estimate SSP for products and PCS sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the various products and PCS.

If we do not have an observable SSP, such as when we do not sell a product or service separately, then SSP is estimated using judgment and considering all reasonably available information, such as gross margin objectives, market conditions and information about the size and/or purchase volume of the customer. We generally use a range of amounts to estimate SSP for individual products and services based on multiple factors including, but not limited to, product category, actual and expected volume, discounting policies, and customer vertical and size.

Inventory Valuation and Supplier Liabilities

Inventories primarily consist of finished goods, including evaluation inventory held at customers or partners, and strategic components, primarily integrated circuits. Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Evaluation inventory consists of new products and/or use cases at customer or partner sites for trial purposes. Title to the inventory remains with Arista during the trial period and invoicing occurs only upon completion of the trial period and when/if the products have been accepted by the customer. Manufacturing overhead costs and inbound shipping costs are included in the cost of inventory. We record a provision when inventory is determined to be in excess of anticipated demand, or obsolete, to adjust inventory to its estimated realizable value.

We record a liability and a corresponding charge for non-cancellable, non-returnable purchase commitments with our suppliers for quantities in excess of our demand forecasts or that are considered obsolete.

We use significant judgment in establishing our forecasts of future demand and obsolete material exposures. These estimates depend on our assessment of current and expected orders from our customers, product development plans and current sales levels. Despite general improvements in the supply environment, fluctuations in supplier lead times and the persistence of some long-lead components require us to maintain elevated inventory levels and purchase commitments. To manage this continued volatility, we maintain extended demand-planning horizons and strategic inventory buffers to ensure continuity of supply and address forecast uncertainty. We expect inventory and purchase commitments to remain volatile due to new product introductions, fluctuating customer demand, and varying supplier lead times. There is, however, no guarantee that all suppliers will meet their commitments in the time frame committed or that actual customer demand will directly match our demand forecasts. If actual market demand conditions or supplier execution on commitments are less favorable than those projected by management, which may be caused by factors within and/or outside of our control, we may be required to increase our inventory write-downs and liabilities to our suppliers, which could have an adverse impact on our gross margins and profitability. We regularly evaluate our exposure for inventory write-downs and adequacy of our contract manufacturer and supplier liabilities.

Income Taxes

Significant management judgment is required in developing our provision for or benefit from income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results and estimates of our ability to generate sufficient future taxable income in certain foreign and state tax jurisdictions, future reversals of taxable temporary differences, and potential tax planning strategies. An adjustment to the valuation allowance will either increase or decrease our provision for or benefit from income taxes in the period such determination is made.

We are subject to income taxes in the U.S. and numerous foreign jurisdictions, which involves significant judgment in the interpretation of complex domestic and international tax laws and may give rise to uncertain tax positions. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether it is more likely than not that additional taxes, interest, and penalties will be due. Although management believes our unrecognized tax benefits are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our unrecognized tax benefits. Our unrecognized tax benefits are adjusted considering changing facts and circumstances, such as the closing of a tax examination or the refinement of an estimate. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on our financial condition and operating results.

Recent Accounting Pronouncements

Refer to the subheading titled "*Recently Adopted Accounting Pronouncements"* in Note 1. Organization and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates, interest rates, and strategic equity investments. Global economic and business activities continue to face widespread macroeconomic uncertainties, including the effects of, among other things, inflation, monetary policy shifts, recession risks, potential supply chain disruptions, geopolitical pressures, and escalating international trade measures, which may increase our foreign currency exchange risk and interest rate risk. For further discussion of the potential impacts on our business, operating results, and financial condition, see Risk Factors included in Part I, Item 1A of this Form 10-K.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Substantially all of our revenue is denominated in U.S. dollars, and therefore, our revenue is not directly subject to foreign currency risk. However, we are indirectly exposed to foreign currency risk. A stronger U.S. dollar could make our products and services more expensive in foreign countries and therefore reduce demand. A weaker U.S. dollar could have the opposite effect. Such economic exposure to currency fluctuations is difficult to measure or predict because our sales are also influenced by many other factors.

Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the U.S. and to a lesser extent in Europe and Asia. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our financial statements. While we have not engaged in the hedging of our foreign currency transactions to date and do not enter into any hedging contracts for trading or speculative purposes, we may in the future hedge selected significant transactions denominated in currencies other than the U.S. dollar.

Interest Rate Sensitivity

As of December 31, 2025, and 2024, we had cash, cash equivalents and available-for-sale marketable securities totaling $10.7 billion and $8.3 billion, respectively. Cash equivalents and marketable securities were invested primarily in money market funds, corporate bonds, U.S. agency mortgage-backed securities, U.S. treasury securities and commercial paper. Our primary investment objectives are to preserve capital and maintain liquidity requirements. In addition, our policy limits the amount of credit exposure to any single issuer. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of the interest rates in the U.S. A decline in interest rates would reduce our interest income on our cash, cash equivalents and marketable securities. Conversely, an increase in interest rates could have a material impact to the fair market value of our investments in fixed income securities. We would incur unrealized losses on fixed income securities if there is an increase in interest rates compared to interest rates at the time of purchase. A hypothetical 100 basis point increase in market interest rates would have resulted in a decrease of approximately $100 million and $70 million in the market value of our available-for-sale debt securities and cash equivalents as of December 31, 2025 and 2024. In the unlikely event we are forced to sell our marketable securities prior to maturity, we may incur realized losses in such investments. However, because of the conservative and short-term nature of the investments in our portfolio, a change in interest rates is not expected to have a material impact on our consolidated financial statements.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Arista Networks, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arista Networks, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 13, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Valuation and Supplier Liabilities

Description of the Matter	As discussed in Note 1 of the consolidated financial statements, the Company’s inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. The Company’s inventory balance totaled $2.2 billion on December 31, 2025. The Company records a provision when inventory is determined to be in excess of anticipated demand, or obsolete, to adjust inventory to its estimated realizable value. The Company records a supplier liability and a corresponding charge for non-cancellable, non-returnable purchase commitments with suppliers for quantities in excess of the Company’s demand forecasts, or that are considered obsolete. Auditing management’s assessment of net realizable value for inventory and supplier liability was complex and highly judgmental due to the assessment of management’s estimates of forecasted product demand, which can be impacted by changes in current and expected orders from customers, product development plans, and current sales levels.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s determination of the net realizable value of inventory and supplier liability. This included controls over the preparation of the demand and production forecasts, and the evaluation of the accuracy and completeness of the inventory provision and supplier liability. To test the inventory provision and supplier liability, we performed audit procedures that included, among others, assessing the Company’s methodology over the computation of the provision and supplier liability and testing the significant assumptions and underlying inputs used by the Company in its analysis, including current and expected orders from customers, product development plans and current sales levels.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2008.
San Jose, California
February 13, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Arista Networks, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Arista Networks, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arista Networks, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 13, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
February 13, 2026

ARISTA NETWORKS, INC.
Consolidated Balance Sheets
(In millions, except par value)

	December 31,	
	2025	2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,963.9	$ 2,762.4
Marketable securities	8,779.1	5,541.1
Accounts receivable, net	1,886.9	1,140.5
Inventories	2,247.1	1,834.6
Prepaid expenses and other current assets	1,510.0	632.3
Total current assets	16,387.0	11,910.9
Property and equipment, net	203.1	98.8
Goodwill	416.1	268.5
Deferred tax assets	1,773.6	1,440.4
Other assets	668.8	325.3
TOTAL ASSETS	$ 19,448.6	$ 14,043.9
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 651.7	$ 381.1
Accrued liabilities	475.4	435.3
Deferred revenue	4,002.6	1,727.3
Other current liabilities	246.8	188.5
Total current liabilities	5,376.5	2,732.2
Deferred revenue, non-current	1,369.8	1,064.1
Other long-term liabilities	331.8	252.8
TOTAL LIABILITIES	7,078.1	4,049.1
Commitments and contingencies (Note 5)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.0001 par value—100 shares authorized and no shares issued and outstanding as of December 31, 2025 and 2024	—	—
Common stock, $0.0001 par value—4,000 shares authorized as of December 31, 2025 and 2024; 1,256.5 and 1,261.3 shares issued and outstanding as of December 31, 2025 and 2024	0.1	0.1
Additional paid-in capital	2,911.8	2,465.4
Retained earnings	9,446.6	7,542.5
Accumulated other comprehensive income (loss)	12.0	(13.2)
TOTAL STOCKHOLDERS' EQUITY	12,370.5	9,994.8
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 19,448.6	$ 14,043.9

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.
Consolidated Statements of Income
(In millions, except per share amounts)

	Year Ended December 31,		
	2025	2024	2023
Revenue:			
Product	$ 7,576.9	$ 5,884.0	$ 5,029.5
Service	1,428.8	1,119.1	830.7
Total revenue	9,005.7	7,003.1	5,860.2
Cost of revenue:			
Product	2,978.7	2,299.0	2,061.2
Service	258.3	212.8	168.7
Total cost of revenue	3,237.0	2,511.8	2,229.9
Gross profit	5,768.7	4,491.3	3,630.3
Operating expenses:			
Research and development	1,237.3	996.7	854.9
Sales and marketing	533.4	427.3	399.0
General and administrative	141.9	122.7	119.1
Total operating expenses	1,912.6	1,546.7	1,373.0
Income from operations	3,856.1	2,944.6	2,257.3
Other income, net	393.6	320.5	164.7
Income before income taxes	4,249.7	3,265.1	2,422.0
Provision for income taxes	738.3	413.0	334.7
Net income	$ 3,511.4	$ 2,852.1	$ 2,087.3
Earnings per share:			
Basic	$ 2.79	$ 2.27	$ 1.69
Diluted	$ 2.75	$ 2.23	$ 1.65
Weighted-average common shares outstanding:			
Basic	1,258.0	1,256.3	1,237.4
Diluted	1,275.7	1,281.1	1,268.5

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.
Consolidated Statements of Comprehensive Income
(In millions)

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 3,511.4	$ 2,852.1	$ 2,087.3
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	1.6	(4.2)	0.9
Available-for-sale investments:			
Changes in net unrealized gains (losses) on available-for-sale securities	23.8	(5.7)	25.9
Less: reclassification adjustment for net (gains) losses included in net income	(0.2)	—	3.8
Other comprehensive income (loss)	25.2	(9.9)	30.6
Comprehensive income	$ 3,536.6	$ 2,842.2	$ 2,117.9

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.
Consolidated Statements of Stockholders' Equity
(In millions)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance—December 31, 2022	1,227.6	$ 0.1	$ 1,780.6	$ 3,139.0	$ (33.9)	$ 4,885.8
Net income	—	—	—	2,087.3	—	2,087.3
Other comprehensive income, net of tax	—	—	—	—	30.6	30.6
Stock-based compensation	—	—	296.8	—	—	296.8
Issuance of common stock in connection with employee equity incentive plans	25.9	—	62.1	—	—	62.1
Repurchase of common stock	(3.8)	—	—	(112.3)	—	(112.3)
Tax withholding paid for net share settlement of equity awards	(0.8)	—	(33.6)	—	—	(33.6)
Common stock issued for business combinations	0.1	—	2.3	—	—	2.3
Balance—December 31, 2023	1,249.0	0.1	2,108.2	5,114.0	(3.3)	7,219.0
Net income	—	—	—	2,852.1	—	2,852.1
Other comprehensive loss, net of tax	—	—	—	—	(9.9)	(9.9)
Stock-based compensation	—	—	355.4	—	—	355.4
Issuance of common stock in connection with employee equity incentive plans	18.6	—	60.2	—	—	60.2
Repurchase of common stock	(5.5)	—	—	(423.6)	—	(423.6)
Tax withholding paid for net share settlement of equity awards	(0.8)	—	(58.4)	—	—	(58.4)
Balance—December 31, 2024	1,261.3	0.1	2,465.4	7,542.5	(13.2)	9,994.8
Net income	—	—	—	3,511.4	—	3,511.4
Other comprehensive income, net of tax	—	—	—	—	25.2	25.2
Stock-based compensation	—	—	439.2	—	—	439.2
Issuance of common stock in connection with employee equity incentive plans	11.6	—	57.7	—	—	57.7
Repurchase of common stock	(15.9)	—	—	(1,607.3)	—	(1,607.3)
Tax withholding paid for net share settlement of equity awards	(0.5)	—	(50.5)	—	—	(50.5)
Balance—December 31, 2025	1,256.5	$ 0.1	$ 2,911.8	$ 9,446.6	$ 12.0	$ 12,370.5

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 3,511.4	$ 2,852.1	$ 2,087.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	72.6	62.0	70.6
Stock-based compensation	439.2	355.4	296.8
Deferred income taxes	(312.0)	(492.9)	(370.8)
Other	(27.1)	(53.6)	(34.0)
Changes in operating assets and liabilities:			
Accounts receivable, net	(746.4)	(106.1)	(105.9)
Inventories	(412.5)	110.6	(655.5)
Other assets	(937.4)	(234.2)	(66.4)
Accounts payable	260.5	(51.6)	198.6
Other liabilities	119.4	47.8	128.1
Deferred revenue	2,452.0	1,285.2	465.0
Income taxes, net	(47.8)	(66.5)	20.2
Net cash provided by operating activities	4,371.9	3,708.2	2,034.0
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of marketable securities	3,432.5	2,058.6	1,887.9
Proceeds from sale of marketable securities	144.3	48.8	67.3
Purchases of marketable securities	(6,748.4)	(4,526.1)	(2,606.9)
Purchases of property, equipment and intangible assets	(119.5)	(32.0)	(34.4)
Cash paid for business combination, net of cash acquired	(300.0)	—	1.8
Other	14.9	(6.6)	(3.2)
Net cash used in investing activities	(3,576.2)	(2,457.3)	(687.5)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock under equity plans	57.7	60.2	62.1
Tax withholding paid on behalf of employees for net share settlement	(50.5)	(58.4)	(33.6)
Repurchase of common stock	(1,603.1)	(423.6)	(112.3)
Net cash used in financing activities	(1,595.9)	(421.8)	(83.8)
Effect of exchange rate changes	1.7	(4.8)	0.8
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(798.5)	824.3	1,263.5
CASH, CASH EQUIVALENTS AND RESTRICTED CASH —Beginning of period	2,763.8	1,939.5	676.0
CASH, CASH EQUIVALENTS AND RESTRICTED CASH —End of period	$ 1,965.3	$ 2,763.8	$ 1,939.5
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for income taxes, net of refunds	$ 1,095.9	$ 970.6	$ 686.2

ARISTA NETWORKS, INC.
Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Organization

Arista Networks, Inc. (together with our subsidiaries, “we,” “our,” "Arista," "Company" or “us”) is an industry leader in data-driven, client-to-cloud networking for large AI, data center, campus and routing environments. Our cloud networking solutions consist of our EOS, a set of network applications and our Ethernet switching and routing platforms. We are incorporated in the state of Delaware. Our corporate headquarters are located in Santa Clara, California, and we have wholly-owned subsidiaries throughout the world, including North America, Europe, Asia and Australia.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Arista Networks, Inc. and its wholly-owned subsidiaries and are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

On November 7, 2024, the Company announced a four-for-one forward stock split ("Stock Split") of the Company’s common stock that was effected through the filing of an amendment to the Company's Amended and Restated Certificate of Incorporation ("Amendment") on December 3, 2024. The Stock Split proportionately increased the authorized shares of common stock, and all share and per share amounts presented herein have been retroactively adjusted to reflect the impact of the Stock Split.

Certain reclassifications of prior period amounts were made in the current year to conform to the current period presentation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Those estimates and assumptions include, but are not limited to, valuation of inventory and contract manufacturer/supplier liabilities, accounting for income taxes, including the recognition of deferred tax assets and liabilities, valuation allowance on deferred tax assets and reserves for uncertain tax positions, revenue recognition and deferred revenue, valuation of goodwill and acquisition-related intangible assets, estimate of useful lives of long-lived assets including intangible assets, and the recognition and measurement of contingent liabilities. We evaluate our estimates and assumptions based on historical experience and other factors and adjust these estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from these estimates.

Concentrations of Business and Credit Risk

We work closely with third-party contract manufacturers to manufacture our products. As of December 31, 2025, we had three primary contract manufacturing partners, who provided the vast majority of our electronic manufacturing services. Our contract manufacturing partners deliver our products to our third-party direct fulfillment facilities. We and our fulfillment partners then perform labeling, final configuration, quality assurance testing and shipment to our customers. Our products rely on key components, including certain integrated circuit components and power supplies, some of which our contract manufacturing partners purchase on our behalf from a limited number of suppliers, including certain sole-source providers. In addition, we rely heavily on a single merchant silicon supplier for our switching chips. We generally do not have guaranteed supply contracts with our component suppliers, and our manufacturing partners could delay shipments or cease manufacturing such products or selling them to us at any time. If we are unable to obtain a sufficient quantity of these components on commercially reasonable terms or in a timely manner, or if we are unable to obtain alternative sources for these components, sales of our products could be delayed or halted entirely, or we may be required to redesign our products. Quality or performance failures of our products or changes in our contractors’ or vendors’ financial or business condition could disrupt our ability to supply quality products to our customers. Any of these events could result in lost sales and damage to our end-customer relationships, which would adversely impact our business, financial condition and results of operations.

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities, and accounts receivable. Our cash equivalents and marketable securities are invested in high quality financial instruments with banks and financial institutions. Such deposits may be in excess of insured limits provided on such deposits.

Our accounts receivable are unsecured and represent amounts due to us based on contractual obligations of our customers. We mitigate credit risk with respect to accounts receivable by performing ongoing credit evaluations of our customers to assess the probability of collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history, the credit limits extended, review of the invoicing terms of the arrangement, and current economic conditions that may affect a customer’s ability to pay. In situations where a customer may be thinly capitalized and we have limited payment history with it, we will either establish a small credit limit or require it to prepay its purchases. We generally do not require our customers to provide collateral to support accounts receivable. We have recorded an allowance for doubtful accounts for accounts receivables that we have determined to be uncollectible. We mitigate credit risk with respect to accounts receivables by performing ongoing credit evaluations of the borrower to assess the probability of collecting all amounts due to us under the existing contractual terms.

We market and sell our products through both our direct sales force and our channel partners, including distributors, value-added resellers, system integrators and OEM partners, and in conjunction with various technology partners. Significant customers are those that represent more than 10% of our total revenue during the period. There were two end customers who represented more than 10% of our total revenue for the years ended 2025, 2024 and 2023. Sales to one end customer represented 16%, 15% and 21% of our total revenue, and sales to the other end customer represented 26%, 20% and 18% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, and 2024, our top two resellers accounted for 52% and 50% of total accounts receivable, respectively.

Cash and Cash Equivalents

We consider all highly liquid investments with original or remaining maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with various financial institutions and highly liquid investments in money market funds. Interest is accrued as earned.

Marketable Securities

We classify all highly liquid investments in debt securities with maturities of greater than three months at the date of purchase as marketable securities. We have classified and accounted for our marketable debt securities as available-for-sale. We determine the appropriate classification of these investments at the time of purchase and reevaluate such designation at each balance sheet date. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may hold or sell these securities prior to their stated maturities. As we view these securities as available to support current operations, we classify securities with maturities beyond 12 months as current assets under the caption marketable securities in the accompanying consolidated balance sheets. We carry these securities at fair value. For marketable debt securities, we report the unrealized gains and losses, net of taxes, as a component of stockholders’ equity. We determine any realized gains or losses on the sale of marketable securities using the specific identification method, and record such gains and losses in other income, net in the accompanying consolidated statements of income.

For our debt securities in an unrealized loss position, we determine whether a credit loss exists by considering, among other factors, current market conditions, credit quality of debt issuers, any changes to the rating of the security by a rating agency, and the extent to which fair value is less than cost. We would recognize an allowance for credit losses, up to the amount of the unrealized loss when appropriate, and write down the amortized cost basis of the investment if it is more likely than not we will be required to sell or we intend to sell the investment before recovery of its amortized cost basis.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. We estimate our allowance for doubtful accounts based upon the collectability of the receivables in light of historical trends, reasonable and supportable information of our customers' economic conditions that may affect our customers’ ability to pay, and prevailing economic conditions. This evaluation is done in order to identify issues that may impact the collectability of receivables and related estimated required allowance. Revisions to the allowance are recorded as an adjustment to bad debt expense. After appropriate collection efforts are exhausted, specific accounts receivable deemed to be uncollectible are charged against the allowance in the period they are deemed uncollectible. Recoveries of accounts receivable previously written-off are recorded as credits to bad debt expense.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We apply fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. These assets and liabilities include cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued liabilities. Cash equivalents, accounts receivable, accounts payable and accrued liabilities are stated at carrying values in our consolidated financial statements, which approximate their fair value due to the short-term nature of these instruments.

Assets and liabilities recorded at fair value on a recurring basis in the accompanying consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. We use a fair value hierarchy to measure fair value, maximizing the use of observable inputs and minimizing the use of unobservable inputs. The three-tiers of the fair value hierarchy are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level II—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level III—Unobservable inputs that are supported by little or no market data for the related assets or liabilities and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Foreign Currency

The functional currency of our foreign subsidiaries is either the U.S. dollar or their local currency depending on the nature of the subsidiaries' activities.

Transaction re-measurement - Assets and liabilities denominated in a currency other than a subsidiary's functional currency are re-measured into the subsidiary's functional currency using exchange rates in effect at the end of the reporting period, with gains and losses recorded in other income, net in the consolidated statements of income. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements.

Translation - Assets and liabilities of subsidiaries denominated in foreign functional currencies are translated into U.S. dollars at the closing exchange rate on the balance sheet date and equity-related balances are translated at historical exchange rates. Revenues, costs and expenses in foreign functional currencies are translated using average exchange rates that approximate those in effect during the period. Translation adjustments are recorded within accumulated other comprehensive income, a separate component of total stockholders' equity.

Inventory Valuation and Contract Manufacturer/Supplier Liabilities

Inventories primarily consist of finished goods, including evaluation inventory held at customers or partners, and strategic components, primarily integrated circuits. Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Evaluation inventory consists of new products and/or use cases at customer or partner sites for trial purposes. Title to the inventory remains with Arista during the trial period and invoicing occurs only upon completion of the trial period and when/if the products have been accepted by the customer. Manufacturing overhead costs and inbound shipping costs are included in the cost of inventory. We record a provision when inventory is determined to be in excess of anticipated demand, or obsolete, to adjust inventory to its estimated realizable value. For the years ended December 31, 2025, 2024 and 2023, we recorded charges of $131.6 million, $267.2 million and $234.4 million, respectively, within cost of product revenue for inventory write-downs.

Our contract manufacturers procure components and assemble products on our behalf and we procure strategic components from suppliers based on our forecasts. We record a liability and a corresponding charge for non-cancellable, non-returnable purchase commitments with our contract manufacturers and suppliers for quantities in excess of our demand forecasts or that are considered obsolete. For the year ended 2023, we recorded a charge of $113.0 million within cost of product revenue for such liabilities with our contract manufacturers and suppliers. Such charges were not material for the years ended December 31, 2025 and 2024.

We use significant judgment in establishing our forecasts of future demand and obsolete material exposures. These estimates depend on our assessment of current and expected orders from our customers, product development plans and current sales levels. Despite general improvements in the supply environment, fluctuations in supplier lead times and the persistence of some long-lead components require us to maintain elevated inventory levels and purchase commitments. To manage this continued volatility, we maintain extended demand-planning horizons and strategic inventory buffers to ensure continuity of supply and address forecast uncertainty. We expect inventory and purchase commitments to remain volatile due to new product introductions, fluctuating customer demand, and varying supplier lead times. There is, however, no guarantee that all suppliers will meet their commitments in the time frame committed or that actual customer demand will directly match our demand forecasts. If actual market conditions are less favorable than those projected by management, which may be caused by factors within and/or outside of our control, we may be required to increase our inventory write-downs and liabilities to our contract manufacturers and suppliers, which could have an adverse impact on our gross margins and profitability. We regularly evaluate our exposure for inventory write-downs and adequacy of our contract manufacturer and supplier liabilities.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, except for land which is not depreciated. We capitalize any additions and improvements and expense maintenance and repairs as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally three years. Our leasehold improvements are depreciated over the shorter of the estimated useful lives of the improvements or the remaining lease term.

Business Combinations

We use the acquisition method to account for our business combinations in accordance with Accounting Standards Codification ("ASC") 805 - *Business Combinations*. We allocate the total fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the consideration transferred over the fair values of the assets acquired and liabilities assumed is recorded as goodwill. The results of operations of the acquired businesses are included in our consolidated financial statements from the date of acquisition. Acquisition-related transaction and restructuring costs are expensed as incurred.

During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the acquired assets and liabilities assumed, with a corresponding offset to goodwill or the preliminary purchase price, to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill and Acquired Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company has one reporting unit and tests goodwill for impairment at least annually in the fourth quarter or more frequently if indicators of potential impairment exist. We first perform a qualitative assessment to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, a quantitative test is performed by comparing the fair value of our reporting unit with its carrying amount. We would recognize an impairment loss for the amount by which the carrying amount exceeds the fair value. There were no impairment charges in any of the periods presented in the consolidated financial statements. See Note 4. Acquisition, Goodwill and Acquisition-Related Intangible Assets for additional information.

Acquired intangible assets are carried at cost less accumulated amortization. All acquired intangible assets have been determined to have definite lives and are amortized on a straight-line basis over their estimated useful lives, ranging from three to eight years. Acquired intangible assets are reviewed for impairment under the long-lived asset model described below. There were no impairment charges in any of the periods presented in the consolidated financial statements. See Note 4. Acquisition, Goodwill and Acquisition-Related Intangible Assets for additional information.

Impairment of Long-Lived Assets and Investments in Privately-Held Companies

The carrying amounts of our long-lived assets, including property and equipment, intangible assets, ROU assets and investments in privately-held companies, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment of any long-lived assets was identified for any of the periods presented in the consolidated financial statements.

Loss Contingencies

In the ordinary course of business, we are a party to claims and legal proceedings including matters relating to commercial, employee relations, business practices and intellectual property. In assessing loss contingencies, we use significant judgments and assumptions to estimate the likelihood of loss, impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss. We record a provision for contingent losses when it is both probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. We record a charge equal to the minimum estimated liability for litigation costs or a loss contingency only when both of the following conditions are met: (i) information available prior to issuance of our consolidated financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements, and (ii) the range of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Revenue Recognition

We generate revenue from sales of our products, which incorporate our EOS software and accessories such as cables and optics, to direct customers and channel partners together with post-contract customer support (“PCS”). We typically sell products and PCS in a single contract. We recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to be entitled to receive in exchange for those products or services. We apply the following five-step revenue recognition model:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when (or as) we satisfy the performance obligation

Post-Contract Customer Support ("PCS")

PCS, which includes technical support, hardware repair and replacement parts beyond standard warranty, bug fixes, patches and unspecified upgrades on a when-and-if-available basis, is offered under renewable, fee-based contracts. We initially defer PCS revenue and recognize it ratably over the life of the PCS contract as there is no discernible pattern of delivery related to these promises. We do not provide unspecified upgrades on a set schedule and address customer requests for technical support if and when they arise, with the related expenses recognized as incurred. PCS contracts generally have a term of one to three years.

Contracts with Multiple Performance Obligations

Most of our contracts with customers, other than renewals of PCS, contain multiple performance obligations with a combination of products and PCS. Products and PCS generally qualify as distinct performance obligations. Our hardware includes EOS software, which together deliver the essential functionality of our products. For contracts that contain multiple performance obligations, we allocate revenue to each distinct performance obligation based on the standalone selling price ("SSP"). Judgment is required to determine the SSP for each distinct performance obligation. We use a range of amounts to estimate SSP for products and PCS sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the various products and PCS.

If we do not have an observable SSP, such as when we do not sell a product or service separately, then SSP is estimated using judgment and considering all reasonably available information such as gross margin, market conditions and information about the size and/or purchase volume of the customer. We generally use a range of amounts to estimate SSP for individual products and services based on multiple factors including, but not limited to product category, actual and expected volume, discounting policies, and customer vertical and size.

In determining if control has transferred, we consider whether certain indicators of the transfer of control are present, such as the transfer of title, present right to payment, significant risks and rewards of ownership, and customer acceptance when acceptance is not a formality. Revenue from sales of hardware is recognized when control transfers to the customer, which is generally when the product is shipped. We defer revenue recognition on customer contracts for new products or use cases, which contain customer-specified requirements that must be met prior to acceptance.

We limit the amount of revenue recognition for contracts containing forms of variable consideration, such as future performance obligations, customer-specific returns, and refund obligations. We include some or all of an estimate of the related at-risk consideration in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recorded under each contract will not occur when the uncertainties surrounding the variable consideration are resolved.

Most of our contracts with customers have standard payment terms of 30 to 90 days. We have determined our contracts generally do not include a significant financing component because the Company and the customer have specific business reasons other than financing for entering into such contracts. Specifically, both we and our customers seek to ensure the customer has a simplified way of purchasing Arista products and services.

We account for multiple contracts with a single partner as one arrangement if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract.

We may occasionally accept returns to address customer satisfaction issues even though there is generally no contractual provision for such returns. We estimate returns for sales to customers based on historical return rates applied against current-period shipments. Specific customer returns and allowances are considered when determining our sales return reserve estimate.

Our policy applies to the accounting for individual contracts. However, we have elected a practical expedient to apply the guidance to a portfolio of contracts or performance obligations with similar characteristics so long as such application would not differ materially from applying the guidance to the individual contracts (or performance obligations) within that portfolio. Consequently, we have chosen to apply the portfolio approach when possible, which we do not believe will happen frequently. Additionally, we will evaluate a portfolio of data, when possible, in various situations, including accounting for commissions, rights of return and transactions with variable consideration.

We report revenue net of sales taxes. We include shipping charges billed to customers in revenue and the related shipping costs are included in cost of product revenue.

Contract Balances

A contract asset is recognized when we have a contractual right to consideration for both completed and partially completed performance obligations that have not yet been invoiced. Contract assets are included in other current assets in the accompanying consolidated balance sheets.

A contract liability is recognized when we have received customer payments in advance of our satisfaction of a performance obligation under a contract that is cancellable. Contract liabilities are included in other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets

Deferred revenue is comprised mainly of unearned revenue related to product deferrals from contracts with acceptance clauses and, annual and multi-year PCS contracts.

Research and Development Expenses

Costs related to the research, design and development of our products are charged to research and development expenses as incurred.

Segment Reporting

We develop, market and sell cloud networking solutions, which primarily consist of our switching and routing platforms and related network applications, and there are no segment managers who are held accountable for operations or operating results below the Company level. Our chief operating decision maker is our President, Chief Executive Officer and Chairperson of the Board, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, we have determined that we operate as one reportable segment.

Stock-Based Compensation

Stock-based compensation cost for equity awards is measured at the grant-date fair value using appropriate valuation techniques and recognized as expense over the requisite service or performance period. We account for forfeitures when they occur.

Stock-based compensation costs for stock options and restricted stock units ("RSUs") are recognized on a straight-line basis over the requisite service period, which is generally two to five years. The Company has granted RSUs that vest upon the satisfaction of both service-based and performance-based conditions ("PRSUs"). The service-based condition for these awards is generally satisfied over one to four years. The performance-based conditions are satisfied upon achieving specified performance targets, such as financial or operating metrics. We record stock-based compensation expense for performance-based equity awards on an accelerated attribution method over the requisite service period, and only if performance-based conditions are considered probable to be satisfied.

See Note 6. Stockholders' Equity and Stock-Based Compensation for a detailed discussion of the Company’s stock plans, assumptions to the valuation techniques, and stock-based compensation expense.

Income Taxes

Income tax expense is an estimate of current income taxes payable in the current fiscal year based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences and carryforwards that we recognize for financial reporting and income tax purposes.

We account for income taxes under the liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements, but have not been reflected in our taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We regularly assess the likelihood that our deferred income tax assets will be realized based on the positive and negative evidence available. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize.

We believe that we have adequately reserved for our uncertain tax positions, although we can provide no assurance that the final tax outcome of these matters will not be materially different. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations. The provision for income taxes includes the effects of any reserves that we believe are appropriate, as well as the related net interest and penalties.

We regularly review our tax positions and benefits to be realized. We recognize tax liabilities based upon our estimate of whether, and to the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. We recognize interest and penalties related to income tax matters as income tax expense.

The U.S. tax rules require U.S. tax on foreign earnings, known as global intangible low taxed income (“GILTI”). Under U.S. GAAP, we are allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or (2) factoring such amounts into a company’s measurement of its deferred taxes (the “deferred method”). We selected the deferred method of accounting and recorded the associated basis differences anticipated to influence prospective GILTI calculations.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. We have adopted ASU 2023-09 for the year ended December 31, 2025 on a prospective basis. See Note 8, Income Taxes for the inclusion of the new required disclosure.

Recent Accounting Pronouncements Not Yet Effective

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions, and also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. We are currently evaluating the provisions of this ASU.

On December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) which is intended to streamline the guidance in ASC 270, Interim Reporting, and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. ASU 2025-11 also addresses the form and content of such financial statements, interim disclosures requirements, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, and early adoption is permitted. We are currently evaluating the provisions of this ASU.

2. Fair Value Measurements

Assets measured at fair values on a recurring basis

We measure and report our cash equivalents, restricted cash, and available-for-sale marketable securities at fair value on a recurring basis. The following tables summarize the fair value of these financial assets by significant investment category and their levels within the fair value hierarchy (in millions):

	December 31, 2025				December 31, 2024			
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total
Financial Assets:								
Cash Equivalents:								
Money market funds	$ 1,174.8	$ —	$ —	$ 1,174.8	$ 1,707.5	$ —	$ —	$ 1,707.5
Commercial paper	—	29.8	—	29.8	—	—	—	—
Corporate bonds	—	6.6	—	6.6	—	—	—	—
Agency securities	—	—	—	—	—	3.0	—	3.0
U.S. government notes	124.9	—	—	124.9	31.4	—	—	31.4
	1,299.7	36.4	—	1,336.1	1,738.9	3.0	—	1,741.9
Marketable Securities:								
Commercial paper	—	83.0	—	83.0	—	48.8	—	48.8
U.S. government notes	2,854.3	—	—	2,854.3	1,921.5	—	—	1,921.5
Corporate bonds	—	4,329.7	—	4,329.7	—	2,593.6	—	2,593.6
Municipal bonds	—	14.5		14.5	—	—	—	—
Agency securities	—	1,497.6	—	1,497.6	—	977.2	—	977.2
	2,854.3	5,924.8	—	8,779.1	1,921.5	3,619.6	—	5,541.1
Other Assets:								
Money market funds - restricted cash	1.4	—	—	1.4	1.4	—	—	1.4
Total Financial Assets	$ 4,155.4	$ 5,961.2	$ —	$ 10,116.6	$ 3,661.8	$ 3,622.6	$ —	$ 7,284.4

During the year ended on December 31, 2025, the Company did not make any transfers between the levels of the fair value hierarchy.

The following table summarizes the amortized cost, unrealized gains and losses, and fair value of our debt securities measured at fair value on a recurring basis (in millions):

	December 31, 2025				December 31, 2024			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Commercial paper	$ 112.8	$ —	$ —	$ 112.8	$ 48.8	$ —	$ —	$ 48.8
U.S. government	2,970.4	8.8	—	2,979.2	1,954.8	2.7	(4.6)	1,952.9
Corporate bonds	4,321.2	16.0	(0.9)	4,336.3	2,595.7	4.4	(6.5)	2,593.6
Municipal bonds	14.5	—	—	14.5	—	—	—	—
Agency securities	1,495.5	2.7	(0.6)	1,497.6	981.0	1.6	(2.4)	980.2
Total	$ 8,914.4	$ 27.5	$ (1.5)	$ 8,940.4	$ 5,580.3	$ 8.7	$ (13.5)	$ 5,575.5

For debt securities in unrealized loss positions, it is not likely that we will be required to sell such securities before recovery of their amortized cost basis nor do we have the intent to sell such securities before maturity; we invest in debt securities that have maximum maturities of three years and are generally deemed to be low risk based on their credit ratings from the major rating agencies. The longer the duration of these marketable securities, the more susceptible they are to changes in market interest rates and bond yields. Given the short-term and conservative nature of our portfolio, our debt securities are exposed to minimal credit risk; therefore, we did not recognize any credit losses or non-credit-related impairments related to our available-for-sale marketable debt securities for the years ended 2025, 2024 and 2023. All unrealized losses were recognized in other comprehensive income (loss). Realized gains or losses were immaterial for the years ended 2025, 2024 and 2023.

The following table is an analysis of our debt securities in unrealized loss positions (in millions):

	December 31, 2025					
	Unrealized Losses within 12 months		Unrealized Losses 12 months or greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Commercial paper	$ 9.9	$ —	$ —	$ —	$ 9.9	$ —
U.S. government notes	260.8	$ —	15.0	—	275.8	—
Corporate bonds	857.7	(0.9)	29.9	—	887.6	(0.9)
Municipal bonds	4.7	—	—	—	4.7	—
Agency securities	473.1	(0.6)	—	—	473.1	(0.6)
Total	$ 1,606.2	$ (1.5)	$ 44.9	$ —	$ 1,651.1	$ (1.5)

As of December 31, 2025, we had no marketable debt securities with contractual maturities that exceed 36 months. The fair values of marketable debt securities, by remaining contractual maturities, are as follows (in millions):

	December 31, 2025
Due in 1 year or less	$ 3,267.4
Due in 1 year through 3 years	5,511.7
Total marketable securities	$ 8,779.1

The weighted-average remaining duration of our marketable debt securities is approximately 1.4 years as of December 31, 2025.

3. Financial Statements Details

Inventories

Inventories consist of the following (in millions):

	December 31,	
	2025	2024
Raw materials	$ 611.2	$ 565.4
Finished goods[1]	1,635.9	1,269.2
Total inventories	$ 2,247.1	$ 1,834.6

(1) The balance includes evaluation inventory totaling $403.7 million and $422.1 million as of December 31, 2025 and December 31, 2024, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in millions):

	December 31,	
	2025	2024
Deferred cost of goods sold[1]	$ 1,197.0	$ 291.3
Other prepaid expenses and deposits	313.0	341.0
Total prepaid expenses and other current assets	$ 1,510.0	$ 632.3

(1) The increase in 2025 was driven by a corresponding increase in deferred product revenue.

Property and Equipment, net

Property and equipment, net consists of the following (in millions):

	December 31,	
	2025	2024
Land	$ 47.3	$ 47.2
Equipment and machinery	188.3	160.7
Computer hardware and software	66.2	63.9
Furniture and fixtures	3.7	3.5
Leasehold improvements	38.4	34.7
Construction-in-process	107.9	8.2
Property and equipment, gross	451.8	318.2
Less: accumulated depreciation	(248.7)	(219.4)
Property and equipment, net	$ 203.1	$ 98.8

Depreciation expense was $30.9 million, $34.0 million and $31.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Contract Liabilities, Deferred Revenue and Other Performance Obligations

Contract Liabilities

A contract liability is recognized when we have received customer payments in advance of our satisfaction of a performance obligation under a cancellable contract. The following table summarizes the activity related to our contract liabilities (in millions):

	Year Ended December 31,	
	2025	2024
Contract liabilities, beginning balance	$ 160.8	$ 133.2
Less: Revenue recognized from beginning balance	(63.1)	(58.3)
Add: Contract liabilities recognized	152.4	85.9
Contract liabilities, ending balance	$ 250.1	$ 160.8

As of December 31, 2025 and 2024, $114.0 million and $65.7 million, respectively, of our contract liabilities were recorded within other current liabilities with the remaining balance recorded within other long-term liabilities in the accompanying consolidated balance sheets.

Deferred Revenue

Deferred revenue is comprised mainly of unearned revenue related to product deferrals from contracts with acceptance clauses and, annual and multi-year PCS contracts. The following table summarizes the activity related to our deferred revenue (in millions):

	Year Ended December 31,	
	2025	2024
Deferred revenue, beginning balance	$ 2,791.4	$ 1,506.2
Less: Revenue recognized from beginning balance	(1,691.5)	(860.2)
Add: Deferral of revenue in current period, excluding amounts recognized during the period	4,272.5	2,145.4
Deferred revenue, ending balance	$ 5,372.4	$ 2,791.4

Other Performance Obligations

Other performance obligations totaling $503.1 million as of December 31, 2025 include unbilled multi-year PCS and service contract amounts of $275.5 million and $227.6 million of binding contractual agreements with certain customers that are primarily related to future product shipments.

Revenue from Total Remaining Performance Obligations

Total revenue from our contract liabilities, deferred revenue and other performance obligations that is expected to be recognized in future periods was $6.1 billion as of December 31, 2025. Approximately 90% of this future revenue is expected to be recognized over the next two years and the remaining 10% is expected to be recognized during the third to the fifth year.

Other Income, Net

Other income, net consists of the following (in millions):

	Year Ended December 31,		
	2025	2024	2023
Other income (expense), net:			
Interest income	$ 383.4	$ 311.0	$ 152.4
Other income (expense)	10.2	9.5	12.3
Total other income, net	$ 393.6	$ 320.5	$ 164.7

4. Acquisition, Goodwill and Acquisition-Related Intangible Assets

Acquisition and Goodwill

On June 30, 2025, we completed the acquisition of the VeloCloud business ("VeloCloud") from Broadcom for total cash consideration of $300.0 million. VeloCloud's secure, AI-optimized cloud WAN portfolio provides seamless connectivity to customer sites of any type, complementing Arista's leading data center and campus wired/wireless portfolio. The preliminary purchase price allocation based on the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date, included $268.4 million of intangible assets, $148.0 million of goodwill and $116.4 million of net tangible liabilities assumed as of June 30, 2025. A portion of the goodwill is deductible for tax purposes. The rest of the changes in the carrying value of goodwill for the year ended December 31, 2025 were not material.

Acquisition-Related Intangible Assets

Acquisition-related intangible assets, included in other assets, are subject to amortization on a straight-line basis over their estimated useful lives, as we believe this method most closely reflects the pattern in which the economic benefits of the assets will be consumed. The following table presents details of our acquisition-related intangible assets as of December 31, 2025 and 2024 (in millions, except for years):

	December 31, 2025				December 31, 2024		
	Weighted Average Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	4.0	$ 241.1	$ (139.0)	$ 102.1	$ 154.9	$ (119.2)	$ 35.7
Customer relationships	6.2	224.3	(48.9)	175.4	54.6	(29.5)	25.1
Trade name	4.5	24.9	(13.6)	11.3	12.4	(11.2)	1.2
Total	5.3	$ 490.3	$ (201.5)	$ 288.8	$ 221.9	$ (159.9)	$ 62.0

Amortization expense related to acquisition-related intangible assets was $41.6 million, $26.8 million and $33.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, future estimated amortization expense related to the acquired-related intangible assets is as follows (in millions):

Years Ending December 31,	Future Amortization Expense
2026	$ 61.3
2027	57.4
2028	54.0
2029 and thereafter	116.1
Total	$ 288.8

5. Commitments and Contingencies

Purchase Commitments

We outsource most of our manufacturing and supply chain management operations to third-party contract manufacturers, who procure components and assemble products on our behalf. A significant portion of our purchase orders for finished goods and strategic components, including integrated circuits consigned to contract manufacturers, consists of non-cancellable commitments. Our purchase obligations also encompass software and technology licenses, property and equipment, and other corporate goods and services. As of December 31, 2025, we had non-cancellable purchase commitments not recorded on our balance sheet of $6.8 billion, of which $6.3 billion have confirmed receipt dates within 12 months, and $0.5 billion have confirmed receipt dates greater than 12 months. These open purchase orders are considered enforceable and legally binding, and while we may have some limited ability to reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services, this can only occur with the agreement of the related supplier.

We also had deposits to our contract manufacturers to secure our purchase commitments in the amount of $53.0 million and $95.8 million as of December 31, 2025 and 2024, respectively, which were recorded within prepaid expenses and other current assets, as well as other assets in the consolidated balance sheets.

Leases

We have operating lease arrangements for office space, data center, equipment and other corporate assets. As of December 31, 2025, we had lease payment obligations, net of immaterial sublease income, of $90.5 million, with $22.1 million payable within 12 months.

Property project

During the year ended December 31, 2021, we purchased land and the improvements thereon in Santa Clara, California to construct a building for office, lab and data center space. The estimated capital expenditures related to this project is expected to be approximately $170.0 million to $195.0 million through December 31, 2026 at which time construction is expected to be completed.

Guarantees

We have entered into agreements with some of our direct customers and channel partners that contain indemnification provisions relating to potential situations where claims could be alleged that our products infringe the intellectual property rights of a third-party. We have, at our option and expense, the ability to repair any infringement, replace product with a non-infringing equivalent-in-function product or refund our customers all or a portion of the value of the product. Other guarantees or indemnification agreements include guarantees of product and service performance and standby letters of credit for leased facilities and corporate credit cards. We have not recorded a liability related to these indemnification and guarantee provisions, and our guarantee and indemnification arrangements have not had any material impact on our consolidated financial statements to date.

Legal Proceedings

In the ordinary course of business, we are a party to other claims and legal proceedings including matters relating to commercial, employee relations, business practices and intellectual property.

We record a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As of December 31, 2025, provisions recorded for contingent losses related to other claims and matters have not been significant. Based on currently-available information, management does not believe that any additional liabilities relating to other unresolved matters are probable or that the amount of any resulting loss is estimable, and believes these other matters are not likely, individually and in the aggregate, to have a material adverse effect on our financial position, results of operations or cash flows; however, litigation is subject to inherent uncertainties and our view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

6. Stockholders' Equity and Stock-Based Compensation

Stock Repurchase Program

In May 2025, we completed repurchases under the $1.2 billion Prior Repurchase Program and our board of directors authorized the $1.5 billion New Repurchase Program. This authorization allows us to repurchase shares of our common stock that will be funded from working capital. Repurchases may be made at management's discretion from time to time on the open market, through privately negotiated transactions, transactions structured through investment banking institutions, block purchases, trading plans under Rule 10b5-1 of the Exchange Act, or a combination of the foregoing. The New Repurchase Program does not obligate us to acquire any of our common stock and may be suspended or discontinued by the Company at any time without prior notice. During the year ended December 31, 2025, we repurchased a total of $921.0 million of our common stock under our Prior Repurchase Program and $682.1 million of our common stock under our New Repurchase Program. As of December 31, 2025, the remaining authorized amount for stock repurchases under the New Repurchase Program was approximately $817.9 million.

A summary of the stock repurchase activities for the years ended December 31, 2025 and 2024 is as follows (in millions, except per share amounts):

	Year Ended December 31,	
	2025	2024
Aggregate purchase price[(1)]	$ 1,603.1	$ 423.6
Shares repurchased	15.9	5.5
Average price paid per share[(1)]	$ 100.63	$ 77.13

(1) Aggregate purchase price and average price paid per share for the year of 2025 include costs associated with the repurchases but exclude the 1% excise tax accrued on our share repurchases as a result of the Inflation Reduction Act of 2022.

The aggregate purchase price of repurchased shares of our common stock is recorded as a reduction to retained earnings in our consolidated statements of stockholders' equity. All shares repurchased have been retired.

Equity Award Plan Activities

2014 Employee Stock Purchase Plan

In April 2014, the board of directors and stockholders approved the 2014 Employee Stock Purchase Plan (“ESPP”). The ESPP became effective on the first day that our common stock was publicly traded. The number of shares reserved for issuance under the ESPP increases automatically on January 1 of each year by the number of shares equal to 1% of our shares outstanding as of the preceding December 31. This annual increase is subject to a maximum of 40 million shares and may be reduced or waived at the discretion of the board of directors. As of December 31, 2025, there remained 104.1 million shares available for issuance under the ESPP.

Under our ESPP, eligible employees are permitted to acquire shares of our common stock at 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Each offering period lasts approximately two years starting on the first trading date after February 15 and August 15 of each year, and includes purchase dates every six months on or after February 15 and August 15 of each year. Participants may purchase shares of common stock through payroll deductions up to 15% of their eligible compensation, subject to Internal Revenue Service mandated purchase limits.

During the year ended December 31, 2025, we issued 0.7 million shares at an average purchase price of $67.27 per share under our ESPP.

2014 Equity Incentive Plan

On April 16, 2024, our board of directors adopted an amended and restated Arista Networks, Inc. 2014 Equity Plan ("Restated Plan"), effective April 17, 2024 ("Effective Date") subject to the approval of our stockholders, which was approved at the 2024 Annual Meeting of Stockholders on June 7, 2024.

The Restated Plan provides for the grant of equity-based awards, including stock options, restricted stock units, restricted stock, stock appreciation rights, and performance awards. The share pool available under the prior version of the Company's 2014 Equity Incentive Plan ("Prior Plan") was extinguished, and the Restated Plan provides for a new share pool not to exceed (i) 52.8 million shares of our Common Stock (“Shares”), plus (ii) any Shares subject to awards under the Prior Plan that, on or after the Effective Date, expired or otherwise terminated without having been exercised in full, or that were forfeited to or repurchased by us, including net settlement of Shares subject to restricted stock units, with the maximum number of

Shares to be added to the Restated Plan as a result of clause (ii) equal to 40.2 million Shares. The Restated Plan's terms are substantially similar to the Prior Plan's terms, including with respect to treatment of equity awards in the event of a "change in control" as defined under the Restated Plan, but with certain modifications, including the elimination of the automatic "evergreen" share reserve increase provided for under the Prior Plan. As of December 31, 2025, there remained approximately 45.0 million shares available for grant under the Restated Plan.

Stock Option Activities

The following table summarizes the option activity under our stock plans and related information (in millions, except years and per share amounts):

	Number of Shares Underlying Outstanding Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance—December 31, 2024	3.1	$ 6.71	1.5	$ 320.9
Options granted	—	—		
Options exercised	(2.2)	4.10		
Options canceled	(0.1)	14.70		
Balance—December 31, 2025	0.8	$ 12.93	2.7	$ 93.3
Vested and exercisable—December 31, 2025	0.8	$ 12.93	2.7	$ 93.3

We did not grant any stock options during the years ended December 31, 2025, 2024 and 2023. The aggregate intrinsic value of options exercised during the years ended December 31, 2025, 2024 and 2023 was $211.0 million, $495.1 million and $525.3 million, respectively. The total fair value of options vested for the year ended December 31, 2025 was not material. The total fair value of options vested for the years ended December 31, 2024 and 2023 was approximately $5.6 million and $8.7 million, respectively.

Restricted Stock Unit (RSU) Activities

A summary of the RSU activity is presented below (in millions, except years and per share amounts):

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance—December 31, 2024	28.6	$ 45.46
RSUs granted	10.7	103.34
RSUs vested	(8.6)	37.98
RSUs forfeited/canceled	(2.6)	51.48
Unvested balance—December 31, 2025	28.1	$ 69.81

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2025, 2024 and 2023 was $103.34, $72.61 and $39.49 per share, respectively. The total fair value of RSUs vested for the years ended December 31, 2025, 2024 and 2023 was approximately $310.1 million, $251.8 million, and $225.5 million, respectively.

Stock-Based Compensation Expense

The following table summarizes the stock-based compensation expense related to our equity awards (in millions):

	Year Ended December 31,		
	2025	2024	2023
Cost of revenue	$ 26.9	$ 15.8	$ 12.8
Research and development	260.7	211.8	172.2
Sales and marketing	104.1	78.8	71.1
General and administrative	47.5	49.0	40.7
Total stock-based compensation	$ 439.2	$ 355.4	$ 296.8

Determination of Fair Value

We record stock-based compensation on equity awards based on their fair value as of the grant date. We value RSUs at the closing market price of our common stock on the grant date. For option awards and ESPP offerings, we use the Black-Scholes option pricing model to determine fair value. We recognize such costs as compensation expense generally on a straight-line basis over the requisite service period of the award.

As of December 31, 2025, there were $1.5 billion of unrecognized compensation costs related to all unvested awards. The unamortized compensation costs are expected to be recognized over a weighted-average period of approximately 4.3 years.

7. Net Income Per Share

Basic net income per share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share is computed using the weighted-average number of shares of common stock outstanding during the period, including potential common shares assuming the dilutive effect of outstanding stock options, restricted stock units, and the employee stock purchase plan using the treasury stock method. Potential common shares whose effect would have been antidilutive are excluded from the computation of diluted net income per share. The following table sets forth the computation of our basic and diluted net income per share attributable to common stockholders, as adjusted to give effect to the Stock Split (in millions, except per share amounts):

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 3,511.4	$ 2,852.1	$ 2,087.3
Basic weighted-average shares outstanding	1,258.0	1,256.3	1,237.4
Add weighted-average effects of dilutive securities:			
Employee equity awards	17.7	24.8	31.1
Diluted weighted-average shares outstanding	1,275.7	1,281.1	1,268.5
Net income per share:			
Basic	$ 2.79	$ 2.27	$ 1.69
Diluted	$ 2.75	$ 2.23	$ 1.65

The following weighted-average outstanding shares of common stock equivalents were excluded from the computation of diluted net income per share attributable to common stockholders because their effects would have been anti-dilutive for the periods presented, as adjusted to give effect to the Stock Split (in millions):

	Year Ended December 31,		
	2025	2024	2023
Employee equity awards	1.2	0.3	1.0

8. Income Taxes

The components of income before provision for income taxes are as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Domestic	$ 3,369.6	$ 2,635.6	$ 1,977.7
Foreign	880.1	629.5	444.3
Income before income taxes	$ 4,249.7	$ 3,265.1	$ 2,422.0

The components of the provision for income taxes are as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Current provision for income taxes:			
Federal	$ 785.3	$ 751.3	$ 574.4
State	142.9	114.7	106.9
Foreign	122.1	39.8	24.2
Total current	1,050.3	905.8	705.5
Deferred tax expense (benefit):			
Federal	(294.1)	(504.7)	(372.3)
State	(46.8)	(42.8)	(41.1)
Foreign	28.9	54.7	42.6
Total deferred tax expense (benefit)	(312.0)	(492.8)	(370.8)
Total provision for income taxes	$ 738.3	$ 413.0	$ 334.7

We adopted ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" on a prospective basis beginning with the year ended December 31, 2025. The following table presents required disclosure pursuant to ASU

2023-09 and reconciles the U.S. federal statutory income tax amount and rate to our total provision for income taxes amount and rate for the year ended December 31, 2025 (in millions except for percentages):

	Year Ended December 31, 2025	
	Amount	Percent
U.S. federal statutory income tax rate	$ 892.4	21.00 %
State tax, net of federal benefit[1]	76.3	1.80
Foreign Tax Effects		
Ireland		
Statutory tax rate difference between Ireland and US	(45.4)	(1.07)
Other	12.6	0.30
Other jurisdictions	(1.4)	(0.03)
Enactment of New Tax Laws	22.6	0.53
Effect of Cross Border Tax Laws		
Net Controlled Foreign Corporation Tested Income	(32.6)	(0.77)
Other	2.3	0.05
Tax Credits		
Research and Development Tax Credit	(54.8)	(1.29)
Nontaxable or Nondeductible Items		
Stock-Based Compensation	(123.9)	(2.91)
Other	1.2	0.02
Changes in Unrecognized Tax Benefits	(11.0)	(0.26)
Total Provision for Income Taxes	$ 738.3	17.37 %

(1) State taxes in Georgia, Kentucky and Missouri for 2025 made up the majority (greater than 50 percent) of the tax effect in the state tax category.

The following table presents the required disclosures prior to our adoption of ASU 2023-09 and reconciles the U.S. federal statutory income tax rate and our effective tax rate for the years ended December 31, 2024 and December 31, 2023 (in percentages):

	Year Ended December 31,	
	2024	2023
U.S. federal statutory income tax rate	21.00 %	21.00 %
State tax, net of federal benefit	1.75	2.13
Taxes on foreign earnings differential	(2.38)	(1.96)
Tax credits	(2.79)	(2.74)
Stock-based compensation	(4.96)	(4.59)
Other, net	0.03	(0.03)
Effective tax rate	12.65 %	13.81 %

On July 4, 2025, the OBBB Act was signed into law in the U.S. This legislation contains a broad range of tax reform provisions affecting businesses. The full effects of the legislation on our annual effective tax rate and cash tax position are reflected in our twelve months ended December 31, 2025 period results.

Our provision for income taxes and effective tax rate increased for the year ended December 31, 2025, as compared to 2024. The increase in our income taxes was primarily associated with a decrease in tax benefits attributable to equity-based compensation. Excess tax benefits resulting from stock awards were $159.2 million, $212.3 million and $151.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets (liabilities) are as follows (in millions) :

	December 31,	
	2025	2024
Deferred tax assets:		
Intangible assets	$ 244.9	$ 273.9
Reserves and accruals not currently deductible	146.4	135.2
Deferred revenue	1,130.8	566.3
Tax credits	134.0	130.2
Lease financing obligation	17.7	13.7
Capitalized research and development expenses	417.0	634.5
Stock-based compensation	53.4	38.6
Net operating losses	19.7	25.9
Other	2.8	3.6
Gross deferred tax assets	2,166.7	1,821.9
Valuation allowance	(195.8)	(179.8)
Total deferred tax assets	1,970.9	1,642.1
Deferred tax liabilities:		
US tax on foreign earnings	(167.5)	(189.8)
Right of use asset	(15.7)	(11.6)
Other	(14.1)	(0.3)
Total deferred tax liabilities	(197.3)	(201.7)
Net deferred tax assets	$ 1,773.6	$ 1,440.4

The change in valuation allowance from December 31, 2024 to December 31, 2025 is substantially attributable to the uncertainty regarding the realizability of state deferred tax assets,

As of December 31, 2025, we had $210.1 million and $120.5 million of net operating loss carryforwards for federal and state income tax purposes, respectively, from acquisitions. These federal and state losses will begin to expire in 2028 and 2029, respectively. We do not have any material foreign net operating losses.

As of December 31, 2025, our state tax credit carryforwards for income tax purposes before valuation allowances were approximately $257.2 million, which can be carried over indefinitely. We have provided a valuation allowance of $195.8 million for deferred tax assets, primarily related to state carryforwards that we do not believe are more likely than not to be realized.

Utilization of the net operating losses and tax credit carryforwards may be subject to limitations due to ownership change limitations provided in the Internal Revenue Code and similar state or foreign provisions.

U.S. tax law generally requires U.S. shareholders of a controlled foreign corporation ("CFC") to include the annual earnings of foreign subsidiaries into U.S. taxable income each year. Correspondingly, most of the undistributed earnings are deemed to be previously taxed for U.S. tax purposes and distributions of the unremitted earnings do not have any significant U.S. federal income tax impact. The determination of the future tax consequences of the remittance of these earnings is not practicable.

Income Taxes Paid

We have made tax payments and received refunds during the year ended December 31, 2025 as follows (in millions):

	Year Ended December 31, 2025
U.S. Federal	$ 808.0
State:	
Other	175.2
Foreign:	
Ireland	90.3
Other	22.4
Foreign subtotal:	112.7
Total cash paid for income taxes (net of refunds)	$ 1,095.9

Uncertain Tax Positions

We recognize uncertain tax positions only to the extent that management believes that it is more likely than not that the position will be sustained. The reconciliation of the beginning and ending amount of gross unrecognized tax benefits as of December 31, 2025, 2024 and 2023 is as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Gross unrecognized tax benefits—beginning balance	$ 181.5	$ 163.3	$ 137.4
Increases related to tax positions taken in a prior year	8.2	0.3	4.7
Increases related to tax positions taken during current year	20.0	52.7	39.9
Decreases related to tax positions taken in a prior year	(2.6)	(8.6)	(0.5)
Decreases related to lapse of statute of limitations	(15.4)	(26.0)	(18.2)
Decreases related to settlements with taxing authorities	—	(0.2)	—
Gross unrecognized tax benefits—ending balance	$ 191.7	$ 181.5	$ 163.3

As of December 31, 2025, 2024 and 2023, the total amount of gross unrecognized tax benefits was $191.7 million, $181.5 million and $163.3 million, respectively, of which $100.7 million, $103.4 million and $90.0 million would affect our effective tax rate if recognized.

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2025 and 2024, the net expense for interest and penalties and the recognized liability for interest and penalties were not material.

The statute of limitations for Federal and most states remains open for 2022 and forward. Some states have net operating loss and tax credit carryforwards, and therefore remain open to examination. Our foreign tax returns, where the statute of limitations have not yet lapsed, are open to audit in the respective foreign countries where the subsidiaries are located.

9. Segment and Geographical Information

We operate as one reportable segment. The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies. The financial information reviewed by the CODM reflects quarterly and year-to-date operating results, with a primary focus on revenue, gross margin, operating margin and net income as reported on the consolidated statements of income. Consolidated financial information is used by the CODM to evaluate performance and make decisions regarding resource allocation and other strategic initiatives. This consolidated financial information is also what is used to establish and approve operating budgets and forecasts. The measure of segment assets is reported on the consolidated balance sheets in total. There was no change for each of the periods presented in the measurement methods used to determine reported segment profit and loss.

The CODM reviews the following significant segment expenses, which are presented separately on the Company's consolidated statements of income: cost of revenue and operating expenses. Other segment items that are included in the calculation of the Company's net income include other income (expense), net, which is further described in Note 3. Financial Statements Details and income taxes, which is further described in Note 8. Income Taxes. Other segment disclosures such as depreciation and amortization and stock-based compensation are disclosed in the Consolidated Statements of Cash Flows.

The following table represents revenue based on customers' shipping addresses (in millions):

	Year Ended December 31,		
	2025	2024	2023
Americas[1]	$ 7,122.1	$ 5,729.0	$ 4,651.2
Europe, Middle East and Africa	1,070.3	713.2	671.0
Asia Pacific	813.3	560.9	538.0
Total revenue	$ 9,005.7	$ 7,003.1	$ 5,860.2

(1) Includes $7,063.8 million, $5,663.0 million and $4,541.5 million revenue generated from the U.S. for the three years ended December 31, 2025, 2024 and 2023, respectively

Long-lived assets, excluding intercompany receivables, investments in subsidiaries, investments in privately-held companies and deferred tax assets, net by location are summarized as follows (in millions):

	December 31,	
	2025	2024
United States	$ 184.8	$ 83.5
International	18.3	15.3
Total	$ 203.1	$ 98.8

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our CEO and CFO concluded that, as of such date, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Commission rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act, as amended, that occurred during the quarter ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Internal Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013 framework). Based on that assessment, management concluded that, as of December 31, 2025, its internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting, as of December 31, 2025, has been audited by Ernst & Young LLP, the independent registered public accounting firm that audits our Consolidated Financial Statements, as stated in their report included in Item 8 of this Annual Report on Form 10-K, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2025.

Item 9B. Other Information

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, each of the following directors and officers, as defined in Rule 16a-1(f), adopted a “Rule 10b5-1 trading arrangement” as defined in Regulation S-K Item 408, as follows:

On November 14, 2025, Jayshree Ullal, our Chairperson and Chief Executive Officer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of: (i) up to 5,726,000 shares of our common stock; and (ii) a number of shares of our common stock that may be earned in connection with grants of performance-based restricted stock units, which cannot be determined at this time. The duration of the trading arrangement is until February 20, 2027, or earlier if all transactions under the trading arrangement are completed. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c).

On November 21, 2025, Yvonne Wassenaar, a member of our Board of Directors, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of up to an aggregate of 5,576 shares of our common stock. The duration of the trading arrangement is until February 26, 2027, or earlier if all transactions under the trading arrangement are completed. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c).

On December 11, 2025, Chantelle Breithaupt, our Senior Vice President and Chief Financial Officer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of a number of shares of our common stock that may be earned in connection with grants of performance-based restricted stock units, which cannot be determined at this time. The duration of the trading arrangement is until December 31, 2026, or earlier if all transactions under the trading arrangement are completed. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c).

No other officers or directors, as defined in Rule 16a-1(f), adopted or terminated a “Rule 10b5-1 trading arrangement” or a “non-Rule 10b5-1 trading arrangement,” as defined in Regulation S-K Item 408, during the last fiscal quarter.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Information required by this Item is incorporated herein by reference to our definitive proxy statement with respect to our 2026 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 11. Executive Compensation

Information required by this Item is incorporated herein by reference to our definitive proxy statement with respect to our 2026 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item is incorporated herein by reference to our definitive proxy statement with respect to our 2026 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information required by this Item is incorporated herein by reference to our definitive proxy statement with respect to our 2026 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14. Principal Accountant Fees and Services

Information required by this Item is incorporated herein by reference to our definitive proxy statement with respect to our 2026 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Documents filed as part of this Annual Report on Form 10-K are as follows:

1. Consolidated Financial Statements

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

Financial statement schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is shown in the Consolidated Financial Statements or Notes thereto.

3. Exhibits

The exhibits listed in the following Exhibit Index are filed or incorporated by reference into this report:

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	10-Q	001-36468	3.1	8/8/2014	
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-36468	3.1	12/3/2024	
3.3	Amended and Restated Bylaws of Arista Networks, Inc. dated September 5, 2025	8-K	001-36468	3.1	9/8/2025	
4.1	Form of the Registrant's common stock certificate.	S-1/A	333-194899	4.1	4/21/2014	
4.2	Description of Registrant's securities registered under Section 12 of the Exchange Act					✓
10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	10-Q	001-36468	10.1	11/1/2019	
10.2 †	2004 Equity Incentive Plan.	S-1	333-194899	10.2	3/31/2014	
10.3 †	2011 Equity Incentive Plan.	S-1	333-194899	10.3	3/31/2014	
10.4 †	2014 Equity Incentive Plan.	10-K	001-36468	10.4	2/19/2025	
10.5 †	2014 Employee Stock Purchase Plan.	10-K	001-36468	10.5	2/19/2025	
10.6 **†	Offer Letter, dated October 17, 2004, by and between the Registrant and Kenneth Duda.	S-1	333-194899	10.6	3/31/2014	
10.7 †	Offer Letter, dated August 1, 2008, by and between the Registrant and Jayshree Ullal.	S-1	333-194899	10.8	3/31/2014	
10.8** †	Offer Letter, dated March 27, 2013, by and between the Registrant and Charles Giancarlo.	S-1	333-194899	10.9	3/31/2014	
10.9 †	Employee Incentive Plan.	S-1/A	333-194899	10.21	4/21/2014	
10.10 †	2015 Global Sales Incentive Plan.	10-Q	001-36468	10.3	5/5/2016	
10.11** †	Form of offer letter, dated February 14, 2017, by and between the Registrant and John McCool.	10-Q	001-36468	10.3	5/8/2017	
10.12 †	Form of Severance Agreement by and between the Registrant and John McCool.	10-Q	001-36468	10.4	5/8/2017	
10.13 †	Awake Security, Inc. 2014 Equity Incentive Plan	S-8	333-249591	99.1	10/22/2020	
10.14**†	Letter Agreement by and between the Company and Chantelle Breithaupt, dated October 15, 2023					✓
10.15**†	Severance Agreement by and between the Company and Chantelle Breithaupt					✓
10.16**†	Letter Agreement by and between the Company and Todd Nightingale, dated June 12, 2025	8-K	001-36468	10.1	6/16/2025	
10.17**†	Severance Agreement by and between the Company and Todd Nightingale	8-K	001-36468	10.2	6/16/2025	
10.18**†	Consulting Agreement between the Company and Marc Taxay, dated May 6, 2025	10Q	001-36468	10.3	8/6/2025	
19.0	Insider Trading Policy	10-K	001-36468	19.0	2/19/2025	
21.1	List of Subsidiaries of the Registrant.	10-K	001-36468	21.1	2/19/2025	
23.1	Consent of Independent Registered Public Accounting Firm.					✓
24.1	Power of Attorney (contained on signature page hereto)					✓
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					✓
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.					✓
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.					✓
97.1	Compensation Recovery Policy	10-K	001-36468	97.1	2/13/2024	

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
101.INS	XBRL Instance Document.					
101.SCH	XBRL Taxonomy Extension Schema Document.					
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					
104.0	Cover Page Interactive File (formatted as Inline XBRL and contained in Exhibit 101)					

---

† Indicates a management contract or compensatory plan or arrangement.

‡ Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.

* * Certain information contained in this exhibit has been redacted pursuant to Item 601(a)(6) of Regulation S-K.

* The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Arista Networks, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARISTA NETWORKS, INC.
(Registrant)

Dated: February 13, 2026

By: /s/ JAYSHREE ULLAL
Jayshree Ullal
Chief Executive Officer and Chairperson of the Board
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jayshree Ullal and Chantelle Breithaupt, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JAYSHREE ULLAL **Jayshree Ullal**	Chief Executive Officer and Chairperson of the Board (Principal Executive Officer)	February 13, 2026
/s/ CHANTELLE BREITHAUPT **Chantelle Breithaupt**	Senior Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 13, 2026
/s/ KENNETH DUDA **Kenneth Duda**	President, Chief Technology Officer, Director	February 13, 2026
/s/ KELLY BATTLES **Kelly Battles**	Director	February 13, 2026
/s/ LEWIS CHEW **Lewis Chew**	Director	February 13, 2026
/s/ CHARLES GIANCARLO **Charles Giancarlo**	Director	February 13, 2026
/s/ GREG LAVENDER **Greg Lavender**	Director	February 13, 2026
/s/ DAN SCHEINMAN **Dan Scheinman**	Director	February 13, 2026
/s/ MARK TEMPLETON **Mark Templeton**	Director	February 13, 2026
/s/ YVONNE WASSENAAR **Yvonne Wassenaar**	Director	February 13, 2026



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ARISTA

5453 Great America Parkway
Santa Clara, CA 95054

WWW.ARISTA.COM

